Form 20-F
period 2004-06-30
BURNS PHILP & CO LTD
filed 2004-12-17
CIK 929716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 333-98141

Burns, Philp & Company Limited

(ACN 000 000 359)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

Level 23, 56 Pitt Street, Sydney, New South Wales, 2000, Australia
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
9¾% Series B Senior Subordinated Notes due 2012
10¾% Series B Senior Subordinated Notes due 2011
9½% Series B Senior Notes due 2010
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares fully paid

2,031,834,572
Converting preference shares fully paid
797,300,123

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or, for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]	Item 18 [ ]

INTRODUCTION	4
KEY INFORMATION	6
INFORMATION ON THE COMPANY	22
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67
FINANCIAL INFORMATION	69
THE OFFER AND LISTING	69
ADDITIONAL INFORMATION	70
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	85
CONTROLS AND PROCEDURES	86
AUDIT COMMITTEE FINANCIAL EXPERT	86
CODE OF ETHICS	87
EXTERNAL AUDITOR	88
EXHIBITS	89
FINANCIAL STATEMENTS	F-1
TLA SENIOR FUNDING AGREEMENT
REVOLVING FACILITY AGREEMENT
TERM A FACILITY AGREEMENT
AMENDMENT AND RELEASE AGREEMENT
TERM B SENIOR FUNDING AGREEMENT
GUARANTOR ACCESSION DEED
GUARANTOR ACCESSION DEED
UNDERTAKING OF MUTUAL OBLIGATIONS AGREEMENT
GUARANTOR ACCESSION DEED
CODE OF ETHICS
CERTIFICATIONS
EX-31.2: CERTIFICATION
CERTIFICATIONS

FORM 20-F CROSS REFERENCE INDEX

ITEM		ITEM CAPTION	PAGE
Part I	1	Identity of directors, senior management and advisors	Not Applicable
	2	Offer statistics and expected timetable	Not Applicable
	3	Key information	6
		Selected financial data	6
		Capitalisation and indebtedness	Not Applicable
		Reason for the offer and use of proceeds	Not Applicable
		Risk factors	16
	4	Information on the Company	22
		History and development of the Company	22
		Business overview	23
		Organisational structure	31
		Property, plant and equipment	32
	5	Operating and financial review and prospects	33
		Operating results	36
		Liquidity and capital resources	50
		Research and development patents and licenses	Not Applicable
		Trend information	36-54
		Off-balance sheet arrangements	53
		Contractual obligations	53
		Safe harbor/Forward looking information	4
	6	Directors, senior management and employees	59
		Directors and senior management	59
		Compensation	60
		Board Practices	60
		Employees	66
		Share ownership	66
	7	Major shareholders and related party transactions	67
		Major shareholders	67
		Related party transactions	68
		Interests of experts and counsel	Not Applicable
	8	Financial information	69
		Consolidated statements and other financial information	69
		Significant changes	69
	9	The offer and listing	69
		Offer and listing details	69
		Plan of distribution	Not Applicable
		Markets	69
		Selling shareholders	Not Applicable
		Dilution	Not Applicable
		Expenses of the issue	Not Applicable

FORM 20-F CROSS REFERENCE INDEX

ITEM		ITEM CAPTION	PAGE
	10	Additional Information	70
		Share capital	Not Applicable
		Memorandum and articles of association	70
		Material contracts	74
		Exchange controls	78
		Taxation	78
		Dividends and paying agents	Not Applicable
		Statement of experts	Not Applicable
		Documents on display	84
		Subsidiary information	Not Applicable
	11	Quantitative and qualitative disclosures about market risk	85
	12	Description of securities other than equity securities	Not Applicable
Part II	13	Defaults, dividend arrearages and delinquencies	None
	14	Material modifications to the rights of security holders and use of proceeds	Not Applicable
	15	Controls and Procedures	86
	16	[Reserved]	Not Applicable
	16A	Audit Committee Financial Expert	86
	16B	Code of Ethics	87
	16C	External Auditor	88
	16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable
	16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Part III	17	Financial Statements	88
	18	Financial Statements	Not Applicable
	19	Exhibits	89
		Signatures	93

INTRODUCTION

In this Annual Report, the terms “we,” “us,” “our,” “Group”, “Company” and “Burns Philp Group” refer to Burns, Philp & Company Limited and its controlled entities, and, where appropriate, its associated companies, unless the context otherwise requires. When we use the term “Burns Philp,” we are referring only to Burns, Philp & Company Limited and not its controlled entities or associated companies. When we use the term “Goodman Fielder,” we are referring to Goodman Fielder Pty Limited, which became a controlled entity of the Company in March 2003. In this Annual Report, where we refer to yeast, we mean baker’s yeast unless the context otherwise requires.

IMPORTANT INFORMATION

Subsequent to the end of fiscal 2004, we announced the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs and Spices.

On September 3, 2004, we completed the sale of our Herbs and Spices business, Tone Brothers, Inc., to Associated British Foods, plc (‘ABF’) for proceeds of approximately U.S.$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for proceeds of approximately U.S.$1,175.0 million. Both sales are subject to completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales. As a result of these divestitures, the Group no longer has operations in North America, Europe or Latin America. We estimate that these operations generated approximately 31.2% of our total operating revenue and approximately 51.6% of our total segment EBIT for the year ended June 30, 2004. We refer to the sales of our Herbs and Spices business and our Yeast and Bakery Ingredients business as the 2005 divestitures. As a result of the 2005 divestitures, our on-going operations are of a reduced scope compared to our operations prior to the divestitures during the fiscal year ended June 30, 2004.

In connection with the 2005 divestitures, on October 7, 2004, we repaid all amounts outstanding under our secured loan facilities, which we refer to as the 2005 debt repayment.

Much of the information and financial data presented in this Form 20-F is of a historical nature to meet the requirements of Form 20-F, and, as a result of the 2005 divestitures and the 2005 debt repayment, does not reflect our on-going business and our current and future financial condition and results of operations.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this Annual Report from our own research, surveys or studies conducted by third parties and industry or general publications. We believe our internal research is reliable, but it has not been verified by any independent sources. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and cannot guarantee the accuracy of such information.

BASIS OF FINANCIAL INFORMATION

The consolidated financial statements, tables and discussions of Burns, Philp & Company Limited and its controlled entities included in this Annual Report have been prepared in accordance with accounting principles generally accepted in Australia, referred to as Australian GAAP, which varies in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. Where appropriate or required, certain U.S. GAAP amounts have been provided. Note 33 to our audited consolidated financial statements provides additional disclosure required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us as well as a reconciliation of our net profit and equity to U.S. GAAP.

FORWARD-LOOKING INFORMATION

This Annual Report contains disclosures which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that do not relate solely to historical or current facts. In particular, these and other forward-looking statements appear under the headings “Key Information”, “Operating and Financial Review and Prospects” and “Information on the Company”. When used in this Annual Report, forward-looking statements can be identified by the use of words such as “may,” “will,” “project,” “plan,” “propose,” “anticipate,” “believe,” “expect,” “intend” or “continue.” Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. In addition to matters discussed under “Risk Factors”, these factors, risks and uncertainties include, among others, the following:

•	the markets in which we operate becoming more competitive;

•	the possible departure of key executive officers;

•	risks associated with having some customers that contribute a significant amount of our revenue;

•	the availability of supply sources;

•	the impact of environmental and other government regulations on our business;

•	changes in accounting practices; and

•	changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to rely unduly on such forward-looking statements when evaluating the information presented in this Annual Report. We do not undertake any obligation to update publicly or revise any forward-looking statements.

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise specified or the context requires, references to “U.S.$” or “U.S. dollars” are to United States dollars, references to “A$” or “$” are to Australian dollars and references to “NZ$” are to New Zealand dollars.

The following table contains information for the noon buying rate of U.S. dollars for Australian dollars in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	At Period End	Average Rate(1)	High	Low
	(U.S.$)	(U.S.$)	(U.S.$)	(U.S.$)
Year ended June 30, 2000	0.5971	0.6233	0.6703	0.5685
Year ended June 29, 2001	0.5100	0.5320	0.5996	0.4828
Year ended June 28, 2002	0.5628	0.5240	0.5748	0.4841
Year ended June 30, 2003	0.6713	0.5884	0.6729	0.5280
Year ended June 30, 2004	0.6952	0.7155	0.7979	0.6390

(1)	The average of the noon buying rates on the last day of each full month during the period as supplied by the Federal Reserve Bank of New York.

The noon buying rate of U.S. dollars for Australian dollars on December 7, 2004 was U.S.$0.7754.

The following table sets forth, for the periods indicated, the high and low noon buying rates of U.S. dollars for Australian dollars.

Month and Year	High	Low
	(U.S.$)	(U.S.$)
June 2004	0.7067	0.6840
July 2004	0.7334	0.7035
August 2004	0.7245	0.7001
September 2004	0.7244	0.6880
October 2004	0.7478	0.7207
November 2004	0.7903	0.7447

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

1)	withholding taxes (refer to section “Taxation”) in relation to remittances and interest payments of dividends (to the extent they are unfranked) and interest payments;

2)	a restriction on buying, borrowing, selling, lending or exchanging foreign currency where the transaction relates to:

a)	property, security or funds in Australia belonging either directly or indirectly to, or other payments to, the former Iraqi regime;

b)	property, security or funds owned or controlled directly or indirectly by, or otherwise relating to payments that are greater than $100,000 by or on behalf of:

•	the Embassy of the Federal Republic of Yugoslavia; and

•	the Consulate-General of the Federal Republic of Yugoslavia; and

•	Narodna Banka Jugoslaviji;

c)	property, security or funds owned or controlled by, or otherwise relating to payments, directly or indirectly, to or for the benefit of:

•	certain persons including supporters of the former Milosevic regime; and

•	ministers and senior officials of the Government of Zimbabwe;

d)	using or dealing with an asset owned or controlled directly or indirectly by a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001), or allowing or facilitating the use of or dealing with such an asset; and

e)	making an asset available to a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001).

Notwithstanding the restrictions referred to in paragraph (2) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents which continue to affect us are Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks and foreign government agencies which are holders of the official exchange reserves of their country and who do not act independently of their government with respect to investment decisions.

No such restrictions or prohibitions apply to the United States. This summary is based upon exchange control laws and regulations as now in effect and accurately interpreted and does not take into account any changes in these laws, regulations and interpretations.

KEY INFORMATION

Selected Historical Consolidated Financial Data

The following table sets out our selected historical financial data. The selected historical financial data at June 30, 2003 and June 30, 2004 and for the years ended June 30, 2002 through June 30, 2004, has been derived from our audited consolidated financial statements included in this Annual Report. The selected historical financial data at June 30, 2000, 2001 and 2002 and for the years ended June 30, 2000, and 2001 has been derived from our audited consolidated financial statements which are not included in this Annual Report.

The following selected consolidated historical financial data and our consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with Australian GAAP, which varies in certain significant respects from U.S. GAAP. Note 33 to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods and at the dates presented in our audited consolidated financial statements.

The following data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The table should also be read in conjunction with the information that appears under the heading “Operating and Financial Review and Prospects”.

The selected financial data set forth below does not reflect the 2005 divestitures or the 2005 debt repayment, as these were completed subsequent to the balance sheet date for our consolidated financial statements for the twelve months ended June 30, 2004.

		Fiscal Year Ended June 30,
DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	2004	2003	2002	2001	2000
		(A$ million, except for per share data)
Statement of Financial Performance Data:
Operating revenue:(1)
Revenue from sale of goods:
Yeast and Bakery Ingredients:
North America	$230.9	$305.0	$349.7	$340.7	$302.7
Europe	169.2	163.7	163.5	144.7	129.4
Latin America	228.0	191.4	167.5	223.8	204.2
Asia Pacific	157.9	146.3	145.7	140.5	122.7

Total Yeast and Bakery Ingredients	$786.0	$806.4	$826.4	$849.7	$759.0

Herbs and Spices	263.6	348.4	381.9	387.4	343.5
Goodman Fielder Australia	1,501.5	465.0	—	—	—
Goodman Fielder New Zealand	568.6	161.8	—	—	—
Other(2)	235.2	98.6	84.5	88.9	81.8

Total revenue from sale of goods	$3,354.9	$1,880.2	$1,292.8	$1,326.0	$1,184.3

Revenue from rendering of services:
Other	—	7.0	29.9	30.7	30.1

Total operating revenue	$3,354.9	$1,887.2	$1,322.7	$1,356.7	$1,214.4

Interest revenue	5.1	18.0	7.0	13.0	9.9
Proceeds from disposal of non-current assets(3)	81.2	193.1	2.3	15.3	2.9
Other revenue(4)	96.8	143.1	4.1	3.6	4.5

Total revenue	$3,538.0	$2,241.4	$1,336.1	$1,388.6	$1,231.7

Segment EBIT(5)
Yeast and Bakery Ingredients:
North America	$42.0	$72.8	$58.4	$69.1	$41.2
Europe	43.2	30.7	33.8	32.6	28.9
Latin America	31.8	9.4	27.1	21.5	22.0
Asia Pacific	41.7	37.0	23.8	27.0	19.8
R & D / Admin(6)	(5.2)	(4.1)	(4.1)	(6.8)	(6.6)

Total Yeast and Bakery Ingredients	$153.5	$145.8	$139.0	$143.4	$105.3

Herbs and Spices	37.6	58.2	44.6	33.3	71.4
Goodman Fielder Australia	90.4	(19.5)	—	—	—
Goodman Fielder New Zealand	71.4	8.2	—	—	—
Other(7)	17.4	55.0	18.9	20.7	16.7

Total segment EBIT	$370.3	$247.7	$202.5	$197.4	$193.4
Corporate(8)	68.8	92.0	(15.7)	(12.0)	(14.3)

Total consolidated EBIT(10)	$439.1	$339.7	$186.8	$185.4	$179.1

Borrowing costs	(286.9)	(174.8)	(72.9)	(95.8)	(90.9)
Interest revenue	5.1	18.0	7.0	13.0	9.9

Net interest expense(9)	(281.8)	(156.8)	(65.9)	(82.8)	(81.0)
Profit before tax and outside equity interests	157.3	182.9	120.9	102.6	98.1

Income tax expense before individually significant income tax item	(40.8)	(13.0)	(19.3)	(12.1)	(14.4)
Individually significant income tax (expense) benefit	—	4.4	47.9	—	—
Outside equity (loss) interests	(5.6)	(4.3)	(3.3)	(2.0)	(1.5)

Net profit(10)	$110.9	$170.0	$146.2	$88.5	$82.2

Basic earnings per share (cents)
Continuing operations	(3.1)	(8.5)	(7.6)	(3.0)	(3.9)
Discontinuing operations(14)	7.7	22.9	24.9	16.6	19.3

	4.6	14.4	17.3	13.6	15.4

Diluted earnings per share (cents)
Continuing operations	(1.6)	(2.9)	(1.8)	(1.3)	(1.8)
Discontinuing operations(14)	5.5	9.7	8.1	7.3	9.0

	3.9	6.8	6.3	6.0	7.2

Dividends per ordinary share (cents)	—	—	—	—	—

			Fiscal Year Ended June 30,
	2004		2003		2002		2001	2000
			(A$ million)
Other Financial Data:
Depreciation and amortization(11)	$213.3		$108.3		$72.5		$76.5	$71.0
Capital expenditures	84.7		80.2		85.3		88.8	38.2
Net cash flows:
Operating activities	175.1		201.5		213.1		118.4	152.1
Investing activities	(14.5)		(1,946.7)		(105.8)		(89.8)	(32.9)
Financing activities	(165.6)		1,033.8		607.4		(17.5)	(21.4)

Total net cash flows	(5.0)		$(711.4)		$714.7		$11.1	$97.8

EBITDA(10) (12)	646.8	(18)	443.7	(17)	256.0	(16)	259.9	248.6
Operating income/(loss) from continuing operations(19)	175.9		20.9		(15.6)		(12.0)	(14.3)
Income tax expense/(benefit) from continuing operations(20)	15.6		(5.1)		(47.5)		3.2	2.0

			As of June 30,
	2004	2003	2002	2001	2000
			(A$ million)
Statement of Financial Position Data:
Cash assets	$178.5	$180.5	$923.6	$218.2	$188.9
Receivables	332.5	385.0	162.2	234.8	191.7
Inventories	277.4	314.5	123.1	132.7	119.8
Property, plant and equipment	1,026.5	1,114.9	577.2	704.1	615.9
Intangible assets	2,250.0	2,265.3	319.4	407.5	355.0
Total assets	4,400.8	4,604.1	2,364.5	1,860.8	1,596.7
Total debt(15)	2,813.3	2,992.6	1,655.5	1,311.7	1,220.3
Net assets/total equity	889.8	758.3	479.5	277.9	129.6
Capital stock	880.2	830.0	634.4	613.7	581.5
Capital stock (shares, millions)	2,031.8	1,780.7	802.8	699.9	538.8

	Fiscal Year Ended June 30,
DATA IN ACCORDANCE WITH U.S. GAAP	2004		2003		2002
	(A$ million, except for per share data)
Statement of Financial Performance Data:
Net sale of goods(1)	$2,305.3		$699.9		$—
Operating income/(loss) from continuing operations(19)	257.4		41.9		(15.6)
Income tax benefit from continuing operations(20)	88.3		1.2		8.5

Net profit/(loss) from continuing operations	$280.7		$77.9		$(98.0)
Net profit from discontinued operations(14)	46.4		179.3		113.0

Net profit(10)	$327.1	(18)	$257.2	(17)	$15.0	(16)

Earnings (loss) per share:
Basic earnings (loss) per share (cents):
Earnings (loss) from continuing operations	13.1		5.7		(15.2)
Earnings from discontinued operations	2.4		16.9		15.1

Net profit (loss)	15.5		22.6		(0.1)

Diluted earnings per share (cents):
Earnings from continuing operations	9.5		3.1		(15.2)
Earnings from discontinued operations	1.5		7.3		15.1

Net profit	11.0		10.4		(0.1)

Other Financial Data:
EBITDA(10) (12)	$643.0	(18)	$508.7	(17)	$166.4	(16)
Depreciation and amortization (11)	117.2		72.4		64.3
Net Cash Flows:
Operating activities	$175.1		$201.5		$213.1
Investing activities	(14.5)		(1,946.7)		(105.8)
Financing activities	(212.5)		1,050.7		590.8

Total net cash flows	$(51.9)		$(694.5)		$698.1

Statement of Financial Position Data:
Intangible assets (13)	$2,362.4		$2,282.1		$150.8
Total assets	4,596.4		4,990.5		2,163.8
Total equity	$965.3		$609.6		$235.8
Total Assets and Liabilities Held for Sale:(14)
Total assets held for sale	$1,162.7		$1,153.8		$1,232.4
Total liabilities held for sale	(204.5)		(203.5)		(217.9)

(1)	Operating revenue consists of revenue from sale of goods and revenue from rendering of services. Revenue from rendering of services relates only to our former Terminals business, which we sold on September 18, 2002.

Total net sales, under U.S. GAAP, represents the net sales of goods from continuing operations. Our continuing operations comprise Goodman Fielder Australia, Goodman Fielder New Zealand and businesses reported within other, excluding our former Terminals and Vinegar businesses both of which are discontinued operations and were sold on September 18, 2002 and October 8, 2002 respectively.

(2)	Other revenue from sale of goods is revenue earned by discontinued and, for periods subsequent to March 19, 2003, Goodman Fielder businesses in the South Pacific and Asia.

(3)	In accordance with Australian GAAP, we are required to report the proceeds from the disposal of non-current assets as a separate revenue item.

(4)	Other revenue is revenue earned other than through the sale of goods, from rendering of services or interest income. Other revenue also includes rental income from properties. Other revenue for the year ended June 30, 2003 and 2004 includes an unrealized foreign currency gain of A$139.1 million and A$56.5 million, respectively, which we are required to present as a revenue item under Australian GAAP.

(5)	Segment EBIT is derived from Note 23 “Segment Information” to our audited consolidated financial statements.

(6)	R & D / Admin expense consists of costs incurred through operating the technical and development centre in Australia, and ancillary administrative offices in North America and Europe.

(7)	Other EBIT is EBIT from our Terminals and Vinegar businesses, which we sold in fiscal 2003, and for periods subsequent to March 19, 2003, certain of Goodman Fielder’s businesses in Asia and the South Pacific Region.

(8)	Corporate consists of the costs incurred through operating the corporate head office in Australia, and smaller ancillary administrative offices in North America and significant items which are unrelated to a specific business segment.

(9)	Net interest expense consists of borrowing costs less interest revenue.

(10)	Total consolidated EBIT, EBITDA and net profit for the fiscal years ended June 30, 2000 through 2004 include individually significant items. Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. We recorded an individually significant gain in the fiscal year ended June 30, 2000, which arose from the reassessment of the carrying amount of certain of our non-current assets. We recorded an individually significant loss in the fiscal year ended June 30, 2002 which related to a provision of A$10.1 million against receivables and prepaid slotting allowances following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totalling A$25.1 million. We recorded an individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 which represents an A$40.7 million gain on the sale of our Terminals business, an A$10.9 million gain on the sale of our Vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$48.7 million and A$3.3 million arising from our acquisition of Goodman Fielder and Fleischmann’s yeast and industrial bakery ingredients business in Latin America, respectively. Fiscal 2004 includes a net individually significant gain of A$84.1 million, which is comprised of an A$56.5 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance loans, offset by an A$31.6 million expense for additional restructuring costs relating to Goodman Fielder. We realized a total net gain of A$29.2 million on the sale of certain freehold properties, consisting of an A$15.2 million gain on sale of property in Sydney Australia, and an A$14.0 million gain on sale of property in Auckland, New Zealand.

(11)	Depreciation and amortization as shown above excludes amortization of prepaid slotting allowances of A$27.6 million, A$24.2 million, A$32.5 million, A$23.4 million and A$19.9 million for the fiscal years ended June 30, 2000 to 2004, respectively.

(12)	For information regarding EBITDA, why we present this measure, and how we reconcile it to measures determined in accordance with GAAP, see “Non-GAAP Financial Measure’’.

(13)	Under Australian GAAP, our intangible assets have been periodically revalued. Under U.S. GAAP, our intangible assets are carried at cost less accumulated amortization.

(14)	In fiscal 2004, we have separately disclosed our Yeast and Bakery Ingredients and Herbs and Spices businesses as discontinuing operations. In fiscal 2000 to 2003, we included Vinegar and Terminals businesses as discontinued operations. For more information on our discontinued operations, see note 24 and note 30 to our audited consolidated financial statements. The presentation of discontinuing operations in fiscal 2000 through 2003 also includes the Yeast and Bakery Ingredients and Herbs and Spices businesses.

(15)	Total debt consists of the current and non-current portions of our interest bearing liabilities.

(16)	The difference between net profit and EBITDA determined under Australian GAAP and net profit and EBITDA determined under U.S. GAAP for the fiscal year ended June 30, 2002, is due primarily to the individually significant loss of A$90.3 million in such period related to a loss on extinguishment of debt for U.S. GAAP purposes. Additionally, the difference between net profit as determined under Australian GAAP and U.S. GAAP is due to differences in the timing of the recognition of tax losses of A$39.0 million. See note 33 to our audited consolidated financial statements.

Under Australian GAAP, the Group recorded a net loss from continuing operations of A$30.9 million for the year ended 30 June 2002. Under U.S. GAAP, the result from continuing operations was a net loss of A$98.0 million for the year ended 30 June 2002. Our continuing operations represent the business segments referred to as Goodman Fielder Australia, Goodman Fielder New Zealand and businesses reported within Other excluding our former Terminals and Vinegar businesses both of which are discontinued operations and were sold on September 18, 2002 and October 8, 2002 respectively. The additional loss reported under U.S. GAAP is due primarily to the A$90.3 million U.S. GAAP loss on extinguishment of debt and the timing of the recognition of A$39.0 million of tax losses, offset by the allocation under U.S. GAAP of A$69.3 million of interest expense to the discontinued operations. See note 33 to our audited consolidated financial statements.

Under Australian GAAP, the Group recorded a net profit from discontinued operations of A$177.1 million for the year ended 30 June 2002. Under U.S. GAAP, the net profit from discontinued operations was a net profit of A$113.0 million. The difference is due primarily to the allocation of A$69.3 million of the Group’s consolidated interest expense to the discontinued operations. See note 33 to our audited consolidated financial statements.

(17)	The difference between net profit and EBITDA determined under Australian GAAP and net profit and EBITDA determined under U.S. GAAP for the fiscal year ended June 30, 2003 is due primarily to the additional individually significant gains on the sales of our Vinegar and Terminals businesses and the sale of property in South Yarra, Australia, as determined under U.S. GAAP of A$17.5 million and provisions for restructuring costs arising from our acquisition of Goodman Fielder and the Fleischmann’s yeast and industrial bakery ingredients business in Latin America of A$48.7 million and A$3.3 million, respectively, which have been recognized as pre-acquisition liabilities under U.S. GAAP. The difference is also due to goodwill and intangible assets which are not amortized under U.S. GAAP from July 1, 2002. Under Australian GAAP, amortization expense for goodwill and intangible assets of A$21.8 million and A$13.3 million, respectively, was recognized. See note 33 to our audited consolidated financial statements.

Under Australian GAAP, the Group recorded a net loss from continuing operations of A$72.2 million for the year ended 30 June 2003. Under U.S. GAAP, the result from continuing operations was a net profit of A$77.9 million. Our continuing operations represent the business segments referred to as Goodman Fielder Australia, Goodman Fielder New Zealand and businesses reported within Other, excluding our former Terminals and Vinegar businesses both of which are discontinued operations and were sold on September 18, 2002 and October 8, 2002 respectively. The additional net profit under U.S. GAAP is due primarily to the allocation of A$97.5 million of interest expense to the discontinued operations under U.S. GAAP and A$48.7 million of restructuring costs being recognized as pre-acquisition liabilities under U.S. GAAP. See note 33 to our audited consolidated financial statements.

Under Australian GAAP, the Group recorded as net profit from discontinued operations of $242.2 million for the year ended 30 June 2003. Under U.S. GAAP, the result from discontinued operations was a net profit of $179.3 million for the year ended June 30, 2003. The difference is due primarily to the allocation of A$97.5 million of interest expense to the discontinued operations under U.S. GAAP, partly offset by additional gains of A$17.5 million on the sale of our Vinegar and Terminals businesses and the sale of property in South Yarra, Australia, as determined under U.S. GAAP. See note 33 to our audited consolidated financial statements.

(18)	The difference between net profit and EBITDA determined under Australian GAAP and net profit and EBITDA determined under U.S. GAAP for the fiscal year ended June 30, 2004 is due primarily to the recognition of a deferred tax asset of A$105.2 million which is attributed to the benefit of prior year tax losses that are likely to be utilized upon completion of the sale of Tones and the Yeast and Bakery Ingredients business in fiscal 2005. Additionally and consistent with prior years, differences on amortization expense for goodwill and intangible assets of A$72.0 million and A$23.6 million respectively, were recognized in the year. See note 33 to our audited consolidated financial statements.

Under Australian GAAP, the Group recorded a net loss from continuing operations of A$44.0 million for the year ended 30 June 2004. Under U.S. GAAP, the result from continuing operations was a net profit of A$280.7 million for the year ended 30 June 2004. Our continuing operations represent the business segments referred to as Goodman Fielder Australia, Goodman Fielder New Zealand and businesses reported within Other. The additional net profit under U.S. GAAP is due primarily to the recognition of the benefit of A$105.2 million of additional tax losses under U.S. GAAP, the allocation of A$129.7 million of interest expense to the discontinued operations under U.S. GAAP and the benefit of $63.2 million arising from difference in the amortization of goodwill under U.S. GAAP. See note 33 to our audited consolidated financial statements.

Under Australian GAAP, the Group recorded a net profit from discontinued operations of A$154.9 million for the year ended 30 June 2004. Under U.S. GAAP, the result from discontinued operations was a net profit of A$46.4 million for the year ended 30 June 2004. The difference is due primarily to the allocation of A$129.7 million of interest expense to the discontinued operations under U.S. GAAP. See note 33 to our audited consolidated financial statements.

(19)	Operating income/(loss) from continuing operations is a U.S. GAAP term defined as net sales less operating expenses. Under Australian GAAP, operating income from continuing operations was A$175.9 million and A$20.9 million for the years ended June 30, 2004 and 2003, respectively. For the year ended June 30, 2002, we incurred an operating loss from continuing operations of A$15.6 million.

Under U.S. GAAP, operating income from continuing operations was A$257.4 million and A$41.9 million for the years ended June 30, 2004 and 2003, respectively. For the year ended June 30, 2002, we incurred an operating loss from continuing operations of A$15.6 million under U.S. GAAP.

For the years ended June 30, 2004 and 2003, the difference between operating income from continuing operations under Australian GAAP and U.S. GAAP is primarily due to goodwill and intangible assets which are no longer amortized under U.S. GAAP from July 1, 2002. See note 33 to our audited consolidated financial statements.

(20)	Under Australian GAAP, income tax expense from continuing operations was A$15.6 million for the year ended June 30, 2004, and income tax benefit from continuing operations was approximately A$5.1 million and $47.5 million for the years ended June 30, 2003 and 2002, respectively. Under U.S. GAAP, income tax benefit from continuing operations was A$88.3 million, A$1.2 million, and A$8.5 million for the years ended June 30, 2004, 2003, and 2002, respectively.

For the year ended June 30, 2004, the difference between income tax expense/ (benefit) from continuing operations under Australian GAAP and U.S. GAAP is primarily due to the recognition of an additional income tax benefit of A$105.2 million under U.S. GAAP representing the benefit of prior year tax losses which are expected to be utilized in fiscal 2005 upon completion of the sale of the Yeast and Bakery Ingredients and Herbs and Spices businesses.

For the year ended June 30, 2003, the difference between income tax benefit from continuing operations under Australian GAAP and U.S. GAAP is primarily due to the reversal of A$3.9 million of Australian GAAP tax benefits arising from U.S. GAAP adjustments.

For the year ended June 30, 2002, the difference between income tax benefit from continuing operations under Australian GAAP and U.S. GAAP is primarily due to the recognition of the benefit of A$39.0 million of prior year tax losses under Australian GAAP which had previously been recognized under U.S. GAAP.

Non-GAAP Financial Measure

We present EBITDA (net profit before related income tax, net interest expense, depreciation and amortization (excluding amortization of prepaid slotting allowances), on a consolidated basis, throughout this Annual Report.

We believe that, in addition to cash flow from operating activities, EBITDA is a useful liquidity measurement, as it provides management, investors and lenders with an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. In evaluating these measurements, we believe that investors should consider the amount by which this measurement exceeds borrowing costs for the period, how this measurement compares to principal repayments on debt for the period and how this measurement compares to capital expenditures for the period. To evaluate this measurement, the components of EBITDA, including total operating revenue, costs of goods sold and selling, general and administration expenses, and the variability of these components over time, should also be considered. Additionally, in evaluating this measure you should also consider the individually significant items identified in our consolidated financial statements.

EBITDA, as disclosed in this Annual Report, will not necessarily be the same as the amounts calculated for purposes of the agreements that governed our senior and senior subordinated indebtedness as of June 30, 2004.

We include the following components in our calculation of EBITDA using Australian GAAP and U.S. GAAP financial data as set out below:

Components based on Australian GAAP financial data

•	Net profit; plus

•	Income tax expenses/(benefit); plus

•	Net interest expense; plus

•	Depreciation and amortization (excluding prepaid slotting allowances)

=	EBITDA calculated using Australian GAAP

Components based on U.S. GAAP financial data

•	Australian GAAP net profit; plus

•	Adjustment required to comply with U.S. GAAP

=	Net profit calculated using U.S. GAAP

Add:

•	Income tax expense/(benefit); and

•	Net interest expense which consists of:

– derivative financial instruments;

– borrowing costs;

– amortized discount on debt including the senior subordinated notes due 2011 and 7.5% Notes; and

– interest income; and

•	Depreciation and amortization

=	EBITDA calculated using U.S. GAAP

Depreciation and amortization expense and the other items excluded from EBITDA, are significant components in understanding and assessing our liquidity and financial performance. However, EBITDA should not be construed as an alternative to cash flows from operating activities under Australian GAAP or U.S. GAAP as a measure of liquidity or our ability to meet all our cash needs.

The tables below reconcile cash flows from operating activities to EBITDA. The historical data for fiscal 2002 presented does not reflect our acquisition of Goodman Fielder, which we gained effective control of on March 19, 2003. Following the disposals of the Yeast and Bakery Ingredients and Herbs and Spices businesses, historical EBITDA will not be indicative of EBITDA in future periods. Please refer to “Operating and Financial Review and Prospects” for information regarding the effects of these disposals on our business.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO EBITDA CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,
	2004	2003	2002
		(A$ million)
Cash flow from operating activities	$175.1	$201.5	$213.1
Add/(less):
Individually significant items(1)	84.1	112.7	(35.2)
Net profit/(loss) on sale of non-current assets	0.5	11.3	(2.0)
Equity earnings from associates, net of dividends received	2.8	(1.6)	(5.2)
Borrowing costs paid, net of interest received	257.5	87.3	56.7
Income taxes paid	50.4	54.2	16.6
Slotting allowances paid, net of amortization	(5.7)	(12.9)	(0.5)
Outside equity interests	(5.6)	(4.3)	(3.3)
Changes in working capital and other assets and liabilities	87.7	(4.5)	15.8

EBITDA	$646.8	$443.7	$256.0

(1)	The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision of A$10.1 million against receivables and prepaid slotting allowances following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million.

The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our Terminals business, an A$10.9 million gain on the sale of our Vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann’s yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

The individually significant gain of A$84.1 million in the fiscal year ended June 30, 2004, represents an A$56.5 million gain arising from an unrealized foreign currency gain on the translation to the period end rate of our U.S. dollar denominated borrowings which are not effectively hedged, a A$30.0 million gain from the recovery of vendor finance loans provided to the purchaser of Goodman Fielder’s former poultry business, and an A$29.2 million gain on the sale of properties. These gains were partially offset by provisions for restructuring costs of approximately A$31.6 million relating to the Goodman Fielder businesses.

RECONCILIATION OF CASH FLOW FROM
OPERATING ACTIVITIES TO EBITDA CALCULATED USING U.S. GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,
	2004	2003	2002
		(A$ million)
Cash flow from operating activities	$175.1	$201.5	$213.1
Add/(less):
Individually significant items(1)	83.1	182.2	(125.5)
Net profit/(loss) on sale of non-current assets	0.5	11.3	(2.0)
Equity earnings from associates, net of dividends received	(0.6)	(5.8)	(7.4)
Borrowing costs paid, net of interest received	257.5	87.3	56.7
Income taxes paid	50.4	54.2	16.6
Slotting allowances paid, net of amortization	(5.7)	(12.9)	(0.5)
Outside equity interests	(5.6)	(4.3)	(3.3)
Changes in working capital and other assets and liabilities	88.3	(4.8)	18.7

EBITDA	$643.0	$508.7	$166.4

(1)	For the fiscal year ended June 30, 2002, individually significant items of A$125.5 million include a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant, and a loss on the extinguishment of debt as determined under U.S. GAAP.

For the fiscal year ended June 30, 2003, the net individually significant gain of A$182.2 million represents gains on the sale of our Terminals business, our Vinegar business, a gain on the sale of land in South Yarra, Australia and an unrealized foreign exchange gain on the translation to the period end rate of a portion of our U.S. dollar denominated borrowings. These gains were partially offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

For the fiscal year ended June 30, 2004 the net individually significant gain of A$83.1 million represents an unrealized foreign currency gain on the translation to the period end rate of a portion of our U.S. dollar denominated borrowings which are not effectively hedged, a gain on recovery of vendor finance loans provided to the purchaser of Goodman Fielder’s former poultry business, and a gain on the sale of properties. These gains were offset by provisions for restructuring costs related to the Goodman Fielder businesses.

Risk Factors

The risk factors outlined below are those relating to the ongoing Group, following the recent disposal of our Yeast and Bakery Ingredients and Herbs and Spices businesses. See “Important Information”.

We have engaged in a substantial number of significant acquisition and disposition transactions in recent years, which make it difficult to compare our results from period to period.

We have engaged in a substantial number of significant acquisitions and dispositions and related financing transactions and repayments in recent years, which makes it difficult to analyze our results and to compare them from period to period. In addition to the 2005 divestitures and 2005 debt repayment, we acquired effective control of Goodman Fielder and its controlled entities from March 19, 2003. In connection with this acquisition we also made certain debt issuances and other financings. We also have disposed of and acquired other businesses. See “Operating and Financial Review and Prospects — Goodman Fielder Acquisition”, and “Recent debt issuances and the financing for our acquisition of Goodman Fielder”.

Our businesses are highly competitive and aggressive pricing or promotional strategies by our competitors could cause us to lose market share, or experience a decline in revenue or increase in costs.

Goodman Fielder’s businesses face competition from large international food companies, such as George Weston Foods, a wholly-owned subsidiary of Associated British Foods, plc, in its baking business, Kellogg Company in its breakfast cereals and nutritious snacks businesses, Kraft Foods Inc. and H.J. Heinz Company in its salad dressing business, and Unilever in its margarines and edible oils businesses. Goodman Fielder operates in markets in which consumers are price conscious and there is a low level of brand loyalty, and Goodman Fielder’s bread, breakfast cereal and margarine and edible oils businesses have, in the past, experienced aggressive competition on the basis of price.

If existing competitors or new entrants continue to pursue aggressive pricing or promotional strategies in one or more of the businesses or regions in which we operate, then we could experience further:

•	declines in our revenues in that business or region if we lower our sales prices to compete and declines in sales volume because of competitors’ lower prices; and

•	increased costs if we are required to adopt similar promotional strategies to maintain our pricing or volume levels.

Our response to aggressive pricing or promotional strategies of competitors differs from business to business and region to region. However, in any of these circumstances, our net profit and cash flow from operations could decline. See “Information on the Company — Business Description” for additional information regarding our competitors.

The loss of certain major customers could cause us to experience a decline in revenues and operating results.

In our Goodman Fielder business the two largest customers, both of which are supermarket operators in Australia, together account for approximately 28% of our consolidated revenue from the sale of goods. We may not be able to maintain our relationships with these customers or continue to supply these customers at current levels. The loss of, or a substantial decrease in the amount of sales to, either or both of these large customers could have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

In the past, supermarkets have been able to exert downward pressure on the prices at which products, including our products, are supplied to them, and these customers may continue to do so in the future. Any such downward pressure would have a negative effect on the profit margins we could expect on these products. In addition, supermarkets strongly promote their “own label” products in a number of product categories, including bread. Any growth in “own label” products carried by supermarkets will likely be at the expense of our products, which may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

Goodman Fielder is a major supplier of these “own label” products to supermarkets, and these “own label” products tend to be sold at prices lower than equivalent Goodman Fielder label products, leading to lower profit margins for Goodman Fielder. Frequently, these supply contracts for “own label” products are offered through a competitive tender process. If Goodman Fielder fails to obtain these contracts through this competitive tender process, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

The loss of, or price increases in, certain sources of raw materials could cause us to experience reduced sales volume and lower profit margins.

Our production operations depend upon obtaining adequate supplies of raw materials on a timely basis. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the cost of raw materials increases significantly. In addition, from time to time, suppliers may extend lead times, limit supplies or otherwise increase prices of raw materials due to capacity constraints or other factors.

Wheat represents approximately 84% of the cost of production of flour, a key ingredient in the production of bread. Goodman Fielder has experienced material increases in the price of wheat as a result of the recent drought in Australia, and similar weather conditions could have an adverse effect on the price of wheat. We may not be able to immediately pass on any increase in the price of wheat to customers in our bread production business. In addition, Goodman Fielder’s edible oils business imports approximately 42% of oils required in this business. Any unfavourable fluctuations in exchange rates could have an adverse effect on this business by increasing our cost of production and, where these costs cannot be immediately passed on to customers, decreasing profit margins.

We may not always be able to obtain raw materials when or where we need them for our business operations, which could lead to reduced sales volumes, lower profit margins and possibly customer relations issues. We also may not be able to pass on all price increases in raw material to our customers, or we may experience delays in our ability to pass on these increased costs. A significant increase in raw material pricing, which is not offset by product price increases, would negatively impact our profit margins in the affected business operation or region.

If our products become contaminated, we may be subject to product recalls or other liabilities which could cause us to incur additional costs or otherwise adversely affect us.

We take all reasonable precautions to ensure that our products are free from contamination. However, in the event that contamination of our products occurs, it may lead to business interruption, product recalls or liabilities to our customers, which may have an adverse effect on our business, reputation, prospects, financial condition and results of operations. Goodman Fielder has in the past incurred product recall costs and may do so in the future. Although we maintain insurance policies against certain of these risks, in the event contamination occurs, we may not be able to enforce our rights in respect of these policies and any amounts that we do recover may not be sufficient to offset any damages we may suffer.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others infringing our intellectual property rights. Infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. Goodman Fielder has in the past resolved conflicts regarding intellectual property through both legal action and negotiated settlements, none of which, we believe, has had a material impact on its business, financial condition and results of operations. Nevertheless, the actions we take to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of ours, or in trademarks that are similar to ours or trademarks that we license and/or market, and we may not be able to successfully resolve these types of conflicts to our satisfaction.

We may not be able to maintain production efficiency or avoid production difficulties, which could cause us to lose customers and future revenue, and to experience reduced profitability.

Our production processes are relatively complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. See “Information on the Company — Business Description” and “Information on the Company — Technology and Intellectual Property”. Impurities or other problems with raw materials or the production process can lower yields. Our production efficiency will be an important factor in our future profitability and we may not be able to maintain or increase production efficiency to the same extent as our competitors.

If we experience production problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, production capacity constraints, the process involved in upgrading or expanding existing production facilities, changing our process technologies or the closure of a significant production facility, we may not be able to meet the product needs of our customers in one or more business segments or regions, and we could suffer a loss of customers and future revenues, which could lead to reduced profitability.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to extensive federal, state, regional and local environmental laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions, water and wastewater discharges, noise and odor emissions and the management of, disposal of and exposure to hazardous materials. We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of compliance with, violations of or liabilities under environmental laws or non-compliance with environmental permits applicable to our production facilities. Laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to contamination at sites we currently or formerly owned or operated, including contamination caused by prior owners and operators, abutters or other parties, and the off-site disposal of hazardous materials. We may incur material costs in connection with such liabilities or claims. In addition, liabilities or claims may arise or be exacerbated by:

•	amendments or enactments of environmental or health and safety legislation or regulations;

•	a change in enforcement, administration or interpretation of existing or future laws or regulations; or

•	a change in the amount of future expenditures which may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

We have given warranties and indemnities to the purchasers in connection with our recent business disposals, which have not yet expired and may give rise to claims against us or our controlled entities.

We have disposed of a number of our businesses, including the recent disposal of our Yeast and Bakery Ingredients and Herbs and Spices businesses, and have given warranties and indemnities of the types frequently given in such circumstances to the relevant purchasers of these businesses. Some of the time periods within which a claim can be brought under warranty and indemnity provisions have not yet expired. We have experienced several indemnity claims. If any material claims in respect of these dispositions are successfully brought against us, it may have an adverse effect on our business, financial condition and operations.

Our business operations could be significantly disrupted if we lose key members of our management team.

Our success depends to a significant degree upon the continued contributions of our management, in particular our executive officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. Most of our managers have extensive experience critical to our business. The loss of their services could make it difficult for us to execute our business strategy and otherwise have a significant negative impact on our business.

We may be able to incur substantially more debt.

We may be able to incur substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing our senior and senior subordinated notes and the trust deed governing our New Zealand subordinated capital notes, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial ratios in the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011, and our senior notes due 2010 and the trust deed and terms of our New Zealand subordinated capital notes. The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows, and performance against agreed ratios and other results and factors. See “Material Contracts”.

A failure to comply with the debt covenants contained in the indentures for the notes could lead to an acceleration of our debt and possibly bankruptcy.

Our senior financing arrangements, our senior subordinated financing arrangements and our subordinated financing arrangements require us to meet, in connection with any incurrence of debt, certain financial tests, some of which will become more restrictive over time. A default under any of our debt instruments could result in acceleration of our debt and possibly bankruptcy.

Three of the members of the Board of directors of Burns, Philp & Company Limited may have interests that differ from those of our securityholders because of their significant interests in our ordinary shares or participation in our management.

Burns Philp’s Board of directors has five members, including Thomas Degnan, our chief executive officer, and Graeme Hart, our Chairman. Mr. Hart has significant ownership interests in our stock, and Mr. Degnan is a member of our executive management. In addition, Bryce Murray, appointed to Burns Philp’s Board of directors in June 2003, is a senior executive of Rank Group Limited. Rank Group is a private company through which Mr. Hart holds beneficial interests in our securities. The presence of a significant shareholder and an officer on Burns Philp’s Board of directors may increase the risk of conflicts of interest between Burns Philp’s Board members and our securityholders, as well as raise concerns about the ability of Burns Philp’s Board of directors to independently oversee our businesses and exercise independent judgement in discharging its duties. See “Directors, Senior Management and Employees”.

Mr. Hart, through his ownership of our stock, has a substantial influence over the affairs of the Burns Philp Group. A disposition of our stock by Mr. Hart could have adverse consequences to us under the indentures governing the notes.

As of October 31, 2004, Mr. Hart beneficially owned approximately 57.6% of our outstanding voting stock on a fully diluted basis, consisting of ownership of 53.7% of our presently issued ordinary shares and ownership of 67.4% of our outstanding converting preference shares. His ownership of our voting stock could prevent or delay an acquisition of the Burns Philp Group that is not satisfactory to him. In addition, on September 9, 2004, Mr. Hart was appointed Chairman of Burns Philp’s Board of directors. Mr. Hart, through his significant ownership interest in us, substantially influences our management and policies. We also have relationships with Mr. Hart’s company under which we reimburse it for the salaries and travel and expenses of employees of his private company who perform services for us. Rank Group owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a foods group supplying a range of dairy products. A controlled entity of Goodman Fielder, Bluebird Foods Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated at arms length. This arrangement was entered into in August 2003. The value of the work performed and invoiced during the year ended June 30, 2004 was approximately NZ$2.2 million. See “Major Shareholders and Related Party Transactions”. Circumstances may occur in which the interests of Mr. Hart, as an equity investor, could be in conflict with the interests of our securityholders.

If Mr. Hart or certain of his affiliates or family members cease to beneficially own at least 35% of our stock on a fully diluted basis and be our largest single shareholder, or group of shareholders, the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011 and our senior notes due 2010, contain provisions requiring that we offer to purchase the notes issued thereunder at 101% of their respective principal amounts, plus accrued and unpaid interest, upon a change of control, and we would be in default under these indentures if we are unable to consummate these offers. As of June 30, 2004, we had approximately A$1,583.5 million of indebtedness outstanding under our secured senior financing arrangements, approximately A$145.2 million in respect of the senior notes due 2010, approximately A$871.9 million of senior subordinated notes, consisting of our senior subordinated notes due 2011 and 2012, and other indebtedness outstanding that we expect would be in default if our senior indebtedness were accelerated. We may not be able to repay or refinance any of this indebtedness in the event of a prepayment demand by our lenders. Any such prepayment demand arising as a result of these events would have a material adverse effect on our financial condition and could possibly lead to bankruptcy. On October 7, 2004, we repaid all amounts outstanding under our secured senior financing arrangements from the net proceeds of the disposal of our Yeast and Bakery Ingredients and Herbs and Spices businesses.

We may not be able to consummate future acquisitions and certain consequences of acquisitions which we do complete, may adversely affect us.

We plan to continue to pursue strategic acquisitions and investments that will expand our activity in the food and beverage industry. We may not be able to identify or complete additional acquisitions or investments or, if we do and they are consummated, we may not realize any anticipated benefits from such acquisitions or investments. We may pursue additional acquisitions and investments in areas of the food and beverage sector outside our current core businesses where our knowledge and expertise may be lower. In addition, we may not be able to obtain financing and, depending on the terms of additional acquisitions or investments, any financing could be restricted by the terms of our indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011 and our senior notes due 2010. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Future acquisitions could result in the incurrence of additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets and increased capital expenditures, interest and other costs, any of which could have a material adverse effect on our financial condition and operating results by reducing our net profit or increasing our total liabilities, or both.

Fluctuations in the exchange rate of the Australian dollar against the U.S. dollar and other currencies could have a material adverse effect on our reported results of operations and financial condition.

Our consolidated financial statements are reported in Australian dollars. Accordingly, we are exposed to risks from fluctuations in foreign exchange rates. The financial condition and results of operations of our controlled entities are measured and recorded in the relevant domestic currency of the jurisdiction in which they are located and then, as required, translated into Australian dollars for inclusion in our consolidated financial statements. Fluctuations in the exchange rates of the relevant domestic currency against the Australian dollar can adversely affect, and have adversely affected, our results of operations and financial condition. A depreciation of the Australian dollar against the U.S. dollar would increase our debt levels. An appreciation of the Australian dollar against the New Zealand dollar would decrease our net profits. See “Operating and Financial Review and Prospects — Impact of Foreign Exchange Rate Movements and Governmental Policies”. Exchange rate fluctuations have caused, and probably will continue to cause, significant fluctuations in our reported earnings and cash flow and debt levels. These fluctuations may negatively affect our ability to comply with the financial ratios in our debt agreements and affect our ability to make payments of principal and interest on our indebtedness when due and limit our ability to incur additional indebtedness.

Where possible, we borrow in the same countries and currencies as we locate our assets and generate our cash flows, creating a natural hedge. These hedges or strategies may not be effective in limiting or eliminating the possible adverse effects of foreign currency fluctuations. During the financial year ended June 30, 2003 our increased indebtedness incurred in connection with our acquisition of Goodman Fielder and the issuance of our senior notes due 2010 has significantly increased our U.S. dollar denominated debt and adversely affected our natural hedge with respect to assets and liabilities denominated in U.S. dollars and made it less effective. See “Operating and Financial Review and Prospects — Impact of Foreign Exchange Rate Movements and Governmental Policies’’ and “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Factors — Foreign Currency Exchange Rate Risk’’ for additional information.

Because we do not intend to take steps to create an active trading market for the senior and senior subordinated notes, you may not be able to resell them.

There is no existing trading market for the senior and senior subordinated notes (“the Notes”). We do not intend to apply for listing or quotation of the Notes on any exchange. Therefore, lack of investor interest could prevent the development of a trading market or limit the liquidity of any such market. Further, the lack of trading market for the Notes could hinder your ability to sell your Notes or to easily predict the price at which the Notes may be sold. Although the initial purchaser of the Notes has informed us that it currently intends to make a market in the Notes, it is not obligated to do so, and any such market-making may be discontinued at any time without notice. As a result the market price of the Notes could fall. Historically, the market for non-investment grade debt, such as the Notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. Any such disruptions may be detrimental to you as holders of the Notes.

It may be difficult or impossible for you to enforce judgements of courts of the United States and other jurisdictions against Burns Philp Capital Pty Limited, Burns Philp and certain of our subsidiary guarantors.

Burns Philp Capital Pty Limited, a co-issuer of the Notes, Burns Philp and most of our subsidiary guarantors are organized under laws of jurisdictions outside the United States. In addition, many of Burns Philp’s directors, officers and assets, and the directors, officers and assets of Burns Philp Capital Pty Limited and our non-U.S. subsidiary guarantors reside or are located outside the United States. Although Burns Philp, Burns Philp Capital Pty Limited and these subsidiary guarantors have appointed CT Corporation System as their agent for service of process in New York, it may be difficult or impossible for you to effect service of process on, or to enforce judgements of U.S. courts against, Burns Philp, Burns Philp Capital Pty Limited and these non-U.S. subsidiary guarantors, or their respective directors and officers, based on the civil liability provisions of the U.S. federal securities laws. We have been advised by our legal counsel that there is doubt as to the enforceability in original actions in non-U.S. courts of liabilities, or enforceability of judgements of U.S. courts in non-U.S. courts of action, in each case, based on the U.S. federal securities laws where such judgements contravene local public policy, breach the rules of natural justice or general principles of fairness, are not for a fixed or readily ascertainable sum, are subject to appeal, dismissal, stay of execution or are otherwise not final and conclusive, contain an element of multiple or punitive damages or where the proceedings in such courts are of a revenue or penal nature.

INFORMATION ON THE COMPANY

History and Development of the Company

Corporate Information

Our executive offices are located at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia. Our telephone number in Australia is +61 2 9259 1111. We have appointed CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 as our agent for service of process.

History

Burns, Philp & Company Limited was incorporated in the State of New South Wales in Australia on April 20, 1883 and, from its origins as a trading company, developed over 100 years into a large conglomerate with diverse business operations throughout Australia and the South Pacific region. It is limited by shares and is a public company listed on the Australian Stock Exchange (“ASX”). The Company operates under the Australian Corporations Act (2001).

Since the mid 1980s, our strategy has been to concentrate on the food industry by selling several non-core businesses and expanding into food businesses globally. In early 1997, we decided to dispose of most of our non-core assets, retaining our global Yeast and Bakery Ingredients business. We restructured our management team and, as a result of a significant write-down in the asset value of our Herbs and Spices business, we undertook renegotiations of our senior debt and restructured our share capital.

We acquired Goodman Fielder in March 2003. We believe that Goodman Fielder is one of the largest food manufacturers in Australia and New Zealand, producing recognised products and brands for the food service, commercial and retail sectors in these countries, as well as the Asia Pacific region. We provide more information about its operations in the “Business Overview — Business Overview” section of the Annual Report and describe this acquisition in “Operating and Financial Review and Prospects — Goodman Fielder Acquisition”.

On July 22, 2004, we announced we had entered into agreements to sell our Yeast and Bakery Ingredients business (“the Yeast Group”) and Tone Brothers Inc. (“Tones”), our Herbs and Spices business, to Associated British Foods, plc (“ABF”) for a total price of U.S.$1.35 billion (approximately A$1.9 billion). Each of the agreements, including the purchase price, was negotiated at arms length between ABF and us. As a result of these sales, we have exited the Yeast and Bakery Ingredients business and Herbs and Spices business. Our remaining businesses, Goodman Fielder, primarily operate in the Bread, Breakfast Cereals and Snacks and Edible Oils industries in Australia and New Zealand.

On September 3, 2004, we completed the sale of Tones to ABF for gross proceeds of U.S.$175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing net asset adjustments, in accordance with the terms and conditions set out in the agreement.

Approximately U.S.$90.0 million from the net proceeds of the sale of Tones and certain other property sales which occurred during the year ended June 30, 2004 was applied to reduce our senior secured debt.

On September 30, 2004, we completed the sale of the Yeast Group to ABF for gross proceeds of U.S.$1,175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing asset and liability adjustments, in accordance with the terms and conditions set out in the agreement.

Approximately U.S.$1.0 billion from the net proceeds of the sale of the Yeast Group was applied to repay our senior secured debt.

Following the completion of the sale of Tones and the Yeast Group, the Company comprises the Goodman Fielder businesses and the existing corporate structure.

In addition to the recent acquisitions and disposals discussed above, the Group has completed various capital expenditures and divestures since the beginning of fiscal 2002, none of which are considered individually significant. Please refer to “Operating and Financial Review and Prospects - Our Businesses - Other” for information regarding these capital expenditures and divestures.

Business Overview

Within the last three fiscal years, we operated primarily in four main business segments:

•	Goodman Fielder Australia (packaged bread; baked goods; breakfast cereals; snacks; cake mixes; flour; margarine; mayonnaise; dressings and spreads);

•	Goodman Fielder New Zealand (salty and nutritious snacks; spreads and oils; loaf bread; baked goods; frozen meals and flour);

•	Yeast and Bakery Ingredients, including industrial and consumer yeast and yeast extracts, and bakery ingredients; and

•	Herbs and Spices.

In acquiring Goodman Fielder in March 2003, we added the products and services of Goodman Fielder Australia and Goodman Fielder New Zealand to our businesses. We disposed of our Yeast and Bakery Ingredients and Herbs and Spices businesses subsequent to the end of our 2004 fiscal year.

In addition to the foregoing business segments, our “Other” businesses segment consists of our former Vinegar and Terminals businesses, which we disposed of in October 2002 and September 2002, respectively. We supplied vinegar to mainly industrial users (e.g. ketchup manufacturers) and our terminals provided bulk liquid storage services. For U.S. GAAP purposes our former Vinegar and Terminals business are reported as discontinued operations. Other businesses also include our Goodman Fielder International operations in the South Pacific and Asia region. These operations provide flour, processed chicken, margarine, ice cream and snack foods.

Operations sold in the 2005 divestitures.

In the 2005 divestitures, we sold our Yeast and Bakery Ingredients operations in North America, Europe, Asia Pacific and Latin America, and our North American Herbs and Spices businesses to ABF. See “Important Information”.

Our geographical markets following the 2005 divestitures.

We currently operate in 5 countries through 56 facilities located throughout Australia, New Zealand and the Asia Pacific region. We believe that Goodman Fielder is one of the largest food manufacturers in Australia and New Zealand, producing recognised products and brands for the food services, commercial and retail sectors in these countries, as well as the Asia Pacific region. Please see “Goodman Fielder” below. In the twelve months ended June 30, 2004, our on-going operations generated segment EBIT of approximately A$179.2 million and EBITDA of approximately A$334.5 million. Refer to “Non-GAAP Financial Measure” for a definition and description of our use of EBITDA.

Segment Revenues

The following tables, including the notes thereto, summarize our operating revenues by industry segment and by geographic segments by region as of the fiscal year ended June 30, 2004. This information should be read together with the information presented above in “Key Information — Selected Historical Consolidated Financial Data”.

DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	Fiscal Year Ended June 30,
	2004	2003	2002
		(A$ million)
Statement of Financial Performance Data:
Operating revenue(1)
Revenue from sale of goods:
Yeast and Bakery Ingredients:
North America	$230.9	$305.0	$349.7
Europe	169.2	163.7	163.5
Latin America	228.0	191.4	167.5
Asia Pacific	157.9	146.3	145.7

Total Yeast and Bakery Ingredients	786.0	806.4	826.4
Herbs and Spices	263.6	348.4	381.9
Goodman Fielder Australia	1,501.5	465.0	—
Goodman Fielder New Zealand	568.6	161.8	—
Other	235.2	98.6	84.5

Total revenue from sale of goods	$3,354.9	$1,880.2	$1,292.8
Revenue from rendering of services	—	7.0	29.9

Total operating revenue[2]	$3,354.9	$1,887.2	$1,322.7

	Fiscal Year Ended June 30,
	2004		2003		2002
	(A$ million, except percentages)
By Geographic Segment
Operating revenue(1)
North America	$494.5	14.7%	$678.9	36.0%	$816.2	61.7%
Europe	169.2	5.1	163.7	8.7	163.5	12.4
Latin America	228.0	6.8	191.4	10.1	167.4	12.7
Asia Pacific	2,463.2	73.4	853.2	45.2	175.6	13.2

Total operating revenue	$3,354.9	100.0%	$1,887.2	100.0%	$1,322.7	100.0%

(1)	Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

(2)	Under U.S. GAAP, net sales of goods were A$2,305.3 million, A$699.9 million and nil for the years ended June 30, 2004, 2003 and 2002 respectively. Under U.S. GAAP, net sales of goods only represents net sales from continuing operations. Our continuing operations represent the business segments referred to as Goodman Fielder Australia, Goodman Fielder New Zealand and businesses reported within Other, excluding our former Terminals and Vinegar businesses both of which are discontinued operations and were sold on September 18, 2002 and October 8, 2002 respectively.

Business Overview

Goodman Fielder

Our Goodman Fielder businesses primarily operate in the Bread, Breakfast Cereals and Snacks and Edible Oils industries in Australia and New Zealand.

Bread

Participants in the Australian and New Zealand bread industry manufacture, sell and distribute a wide variety of baked products such as traditional and specialty loaves, rolls, buns, crumpets, muffins, croissants, pizza bases and hotcakes. We believe that we and George Western Foods, a wholly-owned subsidiary of Associated British Foods plc, (“ABF”), are the two largest suppliers to the Australian bread market and the New Zealand bread market.

The industry can be segmented into factory operations and small scale operations such as speciality bakeries.

The primary outlet for factory bread products is through supermarkets. Excluding in-store bakeries and hot bread shops, supermarkets account for approximately 85% of bread manufacturing sales with the balance sold directly to institutions and the hospitality industry. The retail grocery food industry in Australia is dominated by two supermarkets, Woolworths and Coles, and in New Zealand by Progressive Enterprises and Foodstuffs.

The perishable nature of bread generally makes it unsuitable for long periods in transit. As a result bread manufacturers have traditionally been located in close proximity to their final markets. Over time, improvements in storage and transportation have allowed companies to undertake larger scale production, and supply wider regional areas. Today, the Australian and New Zealand bread manufacturing industry is made up of many small bakeries supplying local areas, and a few large companies with centralized production facilities supplying wider areas. Bread is manufactured in all states of Australia and provinces of New Zealand. Generally, the national distribution of bread production reflects population patterns.

Breakfast Cereals and Snacks

The Australian and New Zealand breakfast cereals and snacks products include ready-to-eat cereals, oats, breakfast bars, muesli bars, fruit snacks, fruit bars, and biscuit and cheese snacks.

We, Kellogg and Sanitarium are, we believe, the three largest suppliers to the Australian breakfast cereal market. We believe that we and Kellogg are the two largest suppliers to the Australian nutritious snacks market.

Competition within the breakfast cereal market has historically been based primarily upon price, branding and merchandising, although in recent years product innovation, for example cereal breakfast bars, and product differentiation, for example using low fat and carbohydrate ingredients, have also emerged as bases for competition.

Recent years have also seen the gradual introduction of functional ingredients along with the development of functional foods, which act as meal supplements or which boast nutritional or fiber content values. In addition, a number of participants are attempting to reposition breakfast cereals as a healthy snack alternative which can be consumed at any time during the day.

Edible Oils

The Australian and New Zealand edible oil and fat manufacturing industry products include salad dressing, cooking oils and margarine. We believe that we and Unilever are the two largest suppliers of edible oils in Australia and New Zealand.

Oil and fats production consists of three stages. The first stage involves processing or crushing oilseeds to produce oil and meal. The second stage involves refining the oil, and the third stage is vegetable oil processing to produce a number of products including edible oil.

Industry activity in edible oil and fat manufacturing is concentrated in the states of New South Wales and Victoria in Australia and in the city of Auckland in New Zealand. Industry activity occurs in rural and metropolitan areas. Oilseed crushing plants are located close to oilseed growing areas. Plants refining vegetable oil are mainly located in capital cities to minimise transport cost of the final products that require refrigeration.

Raw Materials

The primary source of raw materials, including wheat, oils, flour, oil seed and vegetable oil, are from commodity crops that can be purchased in Australia or imported. Prices for these raw materials can be hedged through derivative contracts as and when necessary.

Goodman Fielder Australia

Following our acquisition of Goodman Fielder in March 2003, we have restructured the former Baking Australia and Consumer Foods business divisions to form our Goodman Fielder — Australia business segment.

Goodman Fielder Australia’s baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets’ in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings.

In the Australian bread market, Goodman Fielder Australia markets its products under widely Australian recognized brands such as Helga’s, Mighty Soft and Wonder White. The business’ largest competitor in this market is George Weston, an Australian company which is owned by ABF.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. The business’ range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. These products are sold under well recognized Australian brand names, including Meadow Lea, Uncle Tobys, White Wings, and Praise.

Competition is generally limited to individual products rather than across the entire category group. Key competitors include Kellogg Company in breakfast cereal and nutritious snacks, Kraft Foods and H.J. Heinz in salad dressing, and Unilever in margarine and cooking oils.

Goodman Fielder Australia has a commercial foods services division which is a major supplier of bread, bakery ingredients, edible oils and fats, and other consumer products to a variety of customers including hospitals, prisons, universities, restaurants, in-store bakeries and other small food manufacturers. Customers are supplied directly and through distributors.

For the year ended June 30, 2004, Goodman Fielder Australia generated operating revenues of A$1,501.5 million.

Goodman Fielder New Zealand

Our Goodman Fielder New Zealand business is a fully integrated consumer goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland, New Zealand. We also produce a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including Meadow Lea. These products are sold both through retail channels and commercial channels.

We also manufacture flour, baking ingredients, packaged bread, sweet and savoury baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes. These products are sold under the brand names Bluebird, Diamond, Uncle Tobys, and White Wings.

We conduct milling operations out of two mills, in Mt. Maunganui, New Zealand and Christchurch, New Zealand. From these mills, we sell approximately 45% of our flour production to Goodman Fielder’s 12 bakeries located across New Zealand. The balance is sold to various customers, including retail outlets, in-store bakeries, the food service industry and external bakeries.

During the year ended June 30, 2004, Goodman Fielder New Zealand generated operating revenues of A$568.6 million.

Yeast and Bakery Ingredients Business

On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business (“the Yeast Group”) to Associated British Foods, plc (“ABF”).

Prior to the sale of the Yeast Group to ABF, we operated 33 yeast plants, in 23 countries with one plant under construction. The majority of our yeast plants produced fresh yeast and some produced dry yeast for distribution in local markets and for export.

We manufactured various types of yeast extracts at two plants, one in Hamburg, Germany and the other in Hutchinson, Minnesota. We also supplied dry yeast to the specialty wine and health food markets.

We also produced and distributed bakery ingredients, particularly in fragmented markets where bakers value relationships with suppliers that are able to meet the bulk of their ingredient needs. These markets included Latin America and Asia, where we supplied products such as dough conditioners, leaveners, fats and oils. We operated five bakery ingredients plants in five countries.

In the North American industrial yeast market we supplied fresh yeast, in cream, block or crumbled form, to a relatively small number of large-plant bakeries. In addition, we supplied fresh yeast, in block or crumbled form, and dry yeast to smaller bakeries and to the food service industry, including fast food chains and restaurants.

In addition to yeast, we produced a range of bakery ingredients products, such as dough conditioners, mould inhibitors, leaveners and other baking related ingredients. Generally, these products were supplied to the same bakery customers and complemented our yeast products.

In North America we sold our consumer yeast under the Fleischmann’s brand name. Our major customers were the supermarket chains. Our consumer yeast products were manufactured and packaged at our plant in LaSalle, Quebec.

In Europe, we produced and supplied fresh yeast to a diverse set of bakery customers ranging from a small number of large-plant bakeries to several thousand smaller bakeries. While Europe remains a predominantly fresh yeast market, the proportion of fresh yeast sold in the form of cream yeast is lower than that of North America due to the smaller number of large-plant bakeries.

We distributed our yeast to ten countries in Europe. These consisted of the six countries in which we had production facilities, namely England, Germany, Portugal, Ireland, Spain and Turkey, as well as Belgium, France, Luxembourg and the Netherlands, where we did not have production facilities. Our operations in England and Ireland were joint ventures with local partners.

The yeast markets in Latin America are quite different from those in North America. The customer base primarily consists of thousands of small bakeries. We estimate that in our two largest markets in Latin America, Argentina and Brazil, there are over 15,000 and over 45,000 bakeries, respectively.

Within Latin America, we operated in Argentina, Brazil, Uruguay and Chile. Our Chilean operations were conducted through a joint venture. Following our acquisition on October 31, 2002 of Fleischmann’s yeast and industrial bakery ingredients business in Latin America from Kraft Foods International, we also operated in Colombia, Peru and Ecuador, and had trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua.

Within the Asia Pacific region, we had yeast production operations in China, Malaysia, Indonesia, the Philippines, Vietnam, India, Australia and New Zealand. We produced bakery ingredients from plants located in China, India, Vietnam, Malaysia, Indonesia, the Philippines and New Zealand. We also operated a yeast and bakery ingredients distribution business in Sri Lanka, with product supplied from our Indian business. In addition to the local markets in which we operated, we supplied dry yeast produced in Australia, China and Vietnam to many export markets, including Russia, Japan, Laos, Cambodia, Thailand and the Middle East. We operated in China, Vietnam, Indonesia, Malaysia and the Philippines through joint venture agreements with local partners.

Herbs and Spices Business

On September 3, 2004, we completed the sale of our North American Herbs and Spices business, Tone Brothers, Inc. (“Tones”) to ABF.

Prior to the disposal of Tones, we believe we were the second largest manufacturer and distributor of herbs and spices in North America. Our business involved the manufacture, distribution and marketing of herbs, spices, dry sauce mixes and gravies, cake decoration products and related items in North America.

Other

Goodman Fielder’s other businesses include a number of local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream, and snack foods in a number of countries across the region. We have manufacturing sites in Papua New Guinea, Fiji and New Caledonia. In Fiji and Papua New Guinea, the division’s products have strong market shares in the margarine, snacks and stock feed categories. In Fiji, the division’s products also have strong market shares in the processed chicken category.

The business also manages the export of Goodman Fielder Australia’s and Goodman Fielder New Zealand’s manufactured products to over 25 countries. These products include margarine and oils, and extruded and salty snacks. For the year ended June 30, 2004, this business generated revenues of A$235.2 million.

Sales and Marketing

Our sales and marketing is primarily carried out on a decentralized basis in our various businesses throughout the world.

We currently operate separate sales and marketing functions in each of our business segments employing approximately 610 people, which includes approximately 500 people employed in the field sales operations.

Technology and Intellectual Property

The Goodman Fielder consumer foods and bakery business engages in research and development projects to improve the quality of its products and the efficiencies of its processes. This results in the creation of proprietary technology and intellectual property in areas including:

•	development of product and company brands, trademarks and logos;

•	product and packaging designs;

•	development of new materials for packaging and storing food;

•	development of new or improved food ingredients; and

•	development of new food manufacturing processes.

Although we own a number of patents, we do not consider any patent to be of such importance that its loss would materially affect us. The research and development projects engaged in by Goodman Fielder’s consumer foods and bakery business are also very important and are the subject of confidentiality and know how agreements. Additionally, our intellectual property rights consist of a portfolio of trademarks. In connection with Goodman Fielder’s consumer foods and bakery business, we own the Bluebird, Buttercup, Champion, Country Bake, Irvines, Leaning Tower, Meadow Lea, Mighty Soft, Pampas and Uncle Tobys brand names. Goodman Fielder also has a license to use the Vogels brand name in its bread and bakery business in New Zealand.

We believe that we devote appropriate resources to the protection of our technology and intellectual property. The protective actions that we take, however, may not be enough to prevent misappropriation, unauthorized usage or imitation by others, which might cause us to incur significant litigation costs and could harm our competitive position, image or brands. Additionally, the laws of certain countries may not protect our technology and trademarks to the same extent as do the laws of the United States.

Environmental Matters

Our operations are subject to extensive federal, state and local environmental laws and regulations, including those governing air emissions, water and wastewater discharges, noise and odor emissions, the management and disposal of hazardous materials, and the clean up of contaminated sites. In addition, we have incurred, and in the future may incur, liability under environmental statutes and regulations with respect to the contamination of sites we own or operate or have owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons), and the off-site disposal of hazardous materials. We regard the management of environmental risks and compliance with environmental laws as a key business issue. Compliance with local environmental legislative and regulatory requirements is maintained through detailed procedures and monitoring practices. Site practices are adjusted where required to align with changes in these requirements.

The following summarizes how we comply with the environmental rules and regulations that currently affect us.

Air Emissions

All the Goodman Fielder operations have low to medium emission outputs in terms of their impact on the environment and the quantity of any hazardous materials. The energy consumption and acid usage across all Goodman Fielder sites in Australia is monitored and reported on annually to the federal environment body, the Department of Environment & Heritage, according to the requirements of the National Pollution Inventory.

In bread bakeries and the snacks/cereals plants, the main air emissions are from the bread ovens. These emissions are the by-products of combustion (carbon dioxide, nitrous oxides, volatile organic material) and ethanol from the fermentation of the yeast in the bread dough. Unlike the United States, Australian and New Zealand bread does not have added sugar to assist fermentation, so ethanol levels are similar to European breads. Fermentation progresses by the action of enzymes on the wheat starches. Thus, emission control equipment for ethanol scrubbing and collection at Goodman Fielder bakeries is not required. Legislation for the collection of ethanol in Australia/New Zealand is not anticipated.

The main edible oil plant emissions are combustion by-products and a number of other non-toxic organic volatile gases from the refining of the edible oils to remove naturally occurring impurities.

Odors and noise issues continue to be an issue for all our businesses. Many of our sites have undertaken capital improvements to reduce odor and noise and community engagement projects to ensure our local community is involved with the site in management of any perceived or actual issues.

Only a few of our facilities are required to hold licenses with the local statutory authority for air emissions.

Wastewater Discharges

In order to comply with discharge limits for wastewater, as stipulated by the relevant regulatory authority, we collect, treat, and/or store wastewater on-site in order to reduce the pollutant content to levels that are acceptable. Collection, treatment, and storage systems are facility-specific, depending on the volume and composition of the wastewater stream, the extent and type of treatment that is required, and the ultimate means of disposal. Where it is necessary to meet local regulations, we construct and operate wastewater treatment plants, most commonly biological treatment plants but also some chemical treatment processes. Additionally, we may change the raw materials and install additional engineering controls in order to change the content of the effluent stream. At certain Goodman Fielder facilities we have implemented procedures to ensure that our stormwater discharges do not exceed applicable thresholds. Furthermore, we have obtained the requisite permits to discharge, if such a permit is required by law. We have and will continue to have to expend funds to construct, improve and upgrade effluent treatment facilities and stormwater management systems for ongoing and future compliance.

Most of our Goodman Fielder plants have grease traps to collect minor waste matter before the surface waters leave a site as stormwater run-off. Our sites have actively segregated stormwater and process waters (trade waste) over the years. The larger plants pre-treat process wastewater before discharging water to the sewer. The main methods used are Dissolved Air Flotation (DAF) process and chemical dosing (with acid or caustic soda) to ensure that the BOD (Biological Oxygen Demand), TFM (Total Fatty Matter), SS (Suspended Solids), pH and sulphate levels in our plants are compliant with local statutory authorities.

Management and Disposal of Hazardous Materials

Our facilities generate small quantities of hazardous wastes (mostly solvents) and used oils. We dispose of such wastes in accordance with the governing statutory and regulatory requirements, including transferring such wastes to solid waste management contractors and/or to authorized recyclers for proper disposition.

Edible oil processing uses hazardous materials such as caustic soda, sulphuric acid, hydrochloric acid, diatomaceous earth, nitrogen, oxygen, hydrogen, nickel catalyst and liquid (compressed and very cold) ammonia. Vinegar production requires ethanol. Some bread bakeries use carbon dioxide for certain products. Chlorine gas is used in the milling of some white bread flours.

The storage and handling of these products and their work-in-progress products requires licensing in most areas we operate and is regulated by a number of external standards. Investment in structures for the retention of any spills from these storage tanks is required at our Australian vinegar plant. Other plant storage facilities are compliant at this time.

Monitoring of the quantity, cost and destination of waste from our plants is undertaken annually. Some wastes such as nickel catalyst and mineral oil drums waste are regulated for some plants in Australia.

We have allocated capital expenditure amounts for ongoing and future environmental compliance in a number of our operations.

We periodically experience a small number of minor environmental incidents, some of which have resulted in fines from regulatory authorities. In these cases, action plans have been agreed upon with local regulatory authorities to address the issue.

We cannot assure you that the application or violation of environmental laws and requirements or the adoption of new laws and regulations will not have a material adverse effect on our operations, financial performance or prospects.

Employee Health and Safety

We comply with statutory and regulatory requirements on training and protecting employees from certain chemical hazards. We provide training on notification, hazard communication, emergency response, spill prevention and containment. In addition, where required, we provide hearing protection equipment inside facilities in order to maintain acceptable decibel levels for employees.

Litigation and Regulatory Matters

We have disposed of a number of our businesses, including our Yeast and Bakery Ingredients and Herbs and Spices businesses, and have given warranties and indemnities to the relevant purchasers of these businesses in connection with these disposals. The time periods within which a claim can be brought under these warranty and indemnity provisions have not yet all expired. If any material claims under these provisions are successfully brought against us, it may have an adverse effect on our consolidated businesses, financial condition and operations.

From time to time we are engaged in litigation and regulatory investigations arising in the ordinary course of our business, for which a provision of approximately A$38.6 million has been recognised in our consolidated financial statements as of June 30, 2004. While any such litigation or investigation has an element of uncertainty, we do not believe that we are engaged in any legal proceedings which would be likely to have a material adverse effect on our financial condition or results of operations.

Organizational Structure

Burns Philp is a holding company that conducts its business operations through its controlled entities.

Set forth below are Burns Philp’s significant controlled entities as of October 30, 2004, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by Burns Philp.

	Country of	Ownership and Voting
Company Name	Incorporation	Interest
		(%)
Burns Philp Inc.	United States	100
Burns Philp Capital (U.S.) Inc.	United States	100
Burns Philp Treasury (Europe) B.V.	Netherlands	100
Burns Philp Overseas Holdings Limited	Australia	100
Burns Philp Treasury (Australia) Limited	Australia	100
Burns Philp Capital Pty Limited	Australia	100
BPC1 Pty Limited	Australia	100
Goodman Fielder Pty Limited	Australia	100
G F Australia Pty Limited	Australia	100
Mowbray Industries Pty Limited	Australia	100
Goodman Fielder Consumer Foods Pty Limited	Australia	100
QB6 Limited	Australia	100
Goodman Fielder Baking Holding Company Pty Ltd	Australia	100
Quality Bakers Australia Pty Limited	Australia	100
Bluebird Foods Limited	New Zealand	100
G F Finance (N.Z.) Limited	New Zealand	100
G F Intertrade Limited	New Zealand	100
Goodman Fielder New Zealand Limited	New Zealand	100

Note 29 to our audited consolidated financial statements fully discloses our controlled entities as of June 30, 2004.

Property, Plant and Equipment

Production Facilities

Following the sale of our Yeast and Bakery Ingredients and Herbs and Spices businesses, we own 56 facilities in 5 countries in the Asia-Pacific region. We believe that our facilities, which are of varying ages and types of construction, are in generally good condition, and are suitable for their present use in our business. See “Operating and Financial Review and Prospects - Capital Expenditures and Commitments” for additional information as to our recent and anticipated capital expenditures relating to these facilities.

The following table sets forth the location of our latest key production facilities, all of which are owned by us unless otherwise stated.

		Approximate			Approximate
Country	Location	square feet	Country	Location	square feet
Bakeries			Bakeries
Australia	Canberra	40,000	New Zealand	Auckland	117,000
	Greenacre	86,000		Christchurch	75,000
	Moorebank	300,000		Dunedin	52,000
	Dubbo	35,000		Rotorua	38,000
	Tamworth	35,000		Hamilton	21,000
	Unanderra	40,000		Oamaru	17,000
	Adelaide	60,000		Nelson	41,000
	Hobart	60,000		Palmerston
	Ballarat	60,000		North	152,000
	Wodonga	97,000		Wellington	45,000
	Clayton	396,000		Waikato	7,000
	Darwin	26,000		Hawkes Bay	7,000
	Alice Springs	25,000		Onehunga	5,000
	Maroochydore	30,000
	Carina	215,000	Milling
	Townsville	20,000	New Zealand	Mt. Maunganui	87,000
	Rockhampton	20,000		Christchurch	79,000
	Burleigh Heads	54,000
	Darwin	26,000
	Malaga	180,000	Snacks & Spreads
	Geelong	27,000	Australia	Wahgunyah	580,000
	Mildura	30,000	New Zealand	Auckland	77,500
	Cairns(1)	30,000		Timaru	8,000
Commercial Fats & Oils			Commercial Fats & Oils
Australia	Mascot(1)	428,000	New Zealand	Auckland	67,000
	West Footscray	673,000
	Murrarie	1,261,000
	Bunbury	384,000
	Camellia	20,000

(1)	Facilities held under lease.

Our bakery plants in Australia have a total annual production capacity of approximately 598.9 million units of bread and bread related products and for fiscal 2004 were operating at approximately 51% of capacity. Our edible fats and oil plants in Australia have a total annual production capacity of approximately 449,500 tonnes and were operating at approximately 67% of capacity during fiscal 2004. Our Goodman Fielder cereals and snacks plant in Australia has a total production capacity of approximately 113,500 tons and was operating at approximately 48% of capacity during fiscal 2004.

Our Goodman Fielder bakery plants in New Zealand have a total annual production capacity of approximately 465.6 million units of bread and bread related products and were operating at approximately 53% of capacity. Our significant commercial food plants in New Zealand have an annual production capacity of approximately 91,500 tons and for fiscal 2004 were operating at approximately 78% of capacity. Our Goodman Fielder milling plants in New Zealand have an annual production capacity of approximately 241,000 tonnes and were operating at approximately 76% of capacity during fiscal 2004.

Our Goodman Fielder operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice creams, fats and oils have an annual production capacity of approximately 267,000 tonnes and in fiscal 2004 were operating at approximately 63% of capacity.

In addition, please see discussion under the caption “Environmental Matters” above, with respect to environmental matters affecting our facilities, and under the caption “Material Contracts” for the terms of certain indebtedness that affects our ability to dispose of such facilities and includes encumbrances on our property.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2002, 2003 and 2004 should be read in conjunction with the “Selected Historical Financial Data” above and our audited consolidated financial statements, including the notes thereto.

Our consolidated financial statements have been prepared in accordance with Australian GAAP, which differs in material respects from U.S. GAAP. Note 33 to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods and as of the dates presented. Our fiscal year ends on June 30. The fiscal year ended June 30, 2004 means the twelve months ended June 30, 2004 and is referred to as “fiscal 2004.’’ Other fiscal years are referred to in a corresponding manner.

The following discussion contains forward-looking information. Please refer to “Forward-Looking Information” above for important disclosures in connection with such information.

Overview and Recent Developments

History

Burns Philp was established in 1883 as a trading company in Australia and the South Pacific. Over the years, we evolved into a diversified group operating in many industries throughout the world. In the early 1980s, we acquired our first yeast company. Throughout the early and mid 1990s, we continued our involvement in a wide range of businesses but increased our interests in food companies.

In early 1997, we decided to dispose of most of our non-core assets. We restructured our management team. This included the hiring of a new chief executive officer, Thomas Degnan, who commenced employment in September 1997. At approximately the same time, Graeme Hart became our largest shareholder.

Goodman Fielder Acquisition

We acquired Goodman Fielder on March 19, 2003 and completed our compulsory acquisition of all Goodman Fielder’s outstanding ordinary shares on June 12, 2003. The aggregate amount of the cost of the acquisition of Goodman Fielder’s outstanding ordinary shares was approximately A$2.0 billion, which included the cost of acquiring all the outstanding options for Goodman Fielder’s ordinary shares. In connection with the acquisition, we also repaid approximately A$300.0 million of Goodman Fielder’s indebtedness, including repayment in full of Goodman Fielder’s U.S.$200.0 million aggregate principal amount of senior notes due 2010.

Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients.

The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, which was the date we gained effective control of Goodman Fielder. Because of this acquisition and the other acquisitions and dispositions during 2003, our 2005 divestitures and 2005 debt repayment, our historical financial condition and results of operations will not be indicative of our future results.

Sale of Tones and the Yeast Group

Subsequent to the end of fiscal 2004, we announced the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs and Spices.

On September 3, 2004, we completed the sale of our Herbs and Spices business, Tone Brothers, Inc., to ABF for proceeds of U.S.$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for proceeds of U.S.$1,175.0 million. On September 10, 2004, approximately U.S.$90.0 million of the proceeds from the sale of Tones and certain other property sales was applied to reduce the Group’s senior secured loan facilities. On October 7, 2004, we repaid all amounts outstanding under our senior secured loan facilities. During the first quarter of fiscal 2005, we recorded a net gain on sale after tax of the businesses of approximately A$690.8 million.

The net gain on sale was determined after reflecting the write-off on certain deferred borrowing costs related to these facilities, as well as costs to close out certain derivative instruments associated with these facilities. Both sales are subject to completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales.

Subsequent to the sale of Tones and the Yeast and Bakery Ingredients business and the repayment of our senior loan facilities, our total debt primarily consists of our senior and senior subordinated notes and our New Zealand capital notes. During fiscal 2004, interest expense on these debt instruments totalled approximately A$123.7 million. While interest charged on these debt instruments is fixed, our interest expense will be subject to change based on fluctuations in foreign currency exchange rates, as the senior and senior subordinated notes are denominated in U.S. dollars and the New Zealand capital notes are denominated in New Zealand dollars.

Our continuing operations will primarily consist of Goodman Fielder, which generated segment EBIT of approximately A$179.2 million in fiscal 2004. We expect our Goodman Fielder operations to continue to benefit from restructuring activities implemented progressively throughout fiscal 2004. Additionally, new product developments and price increases introduced during the second half of fiscal 2004 are expected to contribute to the earnings of these businesses in fiscal 2005.

Our Businesses

During the periods presented, we operated in four main business segments:

Goodman Fielder Australia (packaged bread, baked goods, breakfast cereals, snacks, cake mixes, flour, margarine, mayonnaise, dressings and spreads);

•	Goodman Fielder New Zealand (salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour);

•	Yeast and Bakery Ingredients, including industrial and consumer yeast and yeast extracts, and bakery ingredients; and

•	Herbs and Spices.

In September 2004, we completed the sale of our Yeast and Bakery Ingredients and Herbs and Spices business segments. Refer to note 30 of our audited consolidated financial statements for further information regarding our disposals.

In addition, our “Other’’ businesses segment consists of our former Vinegar and Terminals businesses, which we disposed of in October 2002 and September 2002, respectively, and Goodman Fielder International operations in the South Pacific and Asia.

Goodman Fielder Australia

Goodman Fielder Australia’s baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets’ in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings.

In the Australian bread market, Goodman Fielder Australia markets its products under widely Australian recognized brands such as Helga’s, Mighty Soft and Wonder White. The business’ largest competitor in this market is George Weston, an Australian company which is owned by ABF.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. We also operate complementary food service and commercial oil operations. The business’ range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. These products are sold under well recognized Australian brand names, including Meadow Lea, Uncle Tobys, White Wings, and Praise.

Competition is generally limited to individual products rather than across the entire category group. Key competitors include Kellogg Company in breakfast cereal and nutritious snacks, Kraft Foods and H.J. Heinz in salad dressing, and Unilever in margarine and cooking oils.

Goodman Fielder Australia has a commercial foods services division which is a major supplier of bread, bakery ingredients, edible oils and fats, and other consumer products to a variety of customers including hospitals, prisons, universities, restaurants, in-store bakeries and other small food manufacturers. Customers are supplied directly and through distributors.

The main factors affecting our profitability in our Goodman Fielder Australia business are selling prices, sales volumes, raw material prices (mainly wheat, flour, and edible oils such as soybean oil), distribution, selling and marketing costs.

Goodman Fielder New Zealand

Our Goodman Fielder New Zealand business is a fully integrated consumer goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland, New Zealand. We produce a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including Meadow Lea. These products are sold both through retail channels and commercial channels.

We also manufacture flour, baking ingredients, packaged bread, sweet and savory baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes. These products are sold under the brand names Bluebird, Diamond, Uncle Tobys and White Wings.

We conduct milling operations out of two mills, in Mt. Maunganui, New Zealand and Christchurch, New Zealand. From these mills, we sell approximately 45% of our flour production to Goodman Fielder’s 12 bakeries located across New Zealand. The balance is sold to various customers including retail outlets, in-store bakeries, the food service industry and external bakeries.

The main factors affecting our profitability in our Goodman Fielder New Zealand business are selling prices, sales volumes, raw material prices (mainly wheat, flour, and edible oils such as soybean oil), distribution, selling and marketing costs.

Yeast and Bakery Ingredients

Prior to the sale to ABF, we were one of the world’s largest producers and marketers of yeast and bakery ingredients and the leading seller of consumer yeast in North America. We produced yeast from 33 plants in 23 countries, with one more under construction, yeast extracts from a plant in Germany and a plant in the United States and bakery ingredients from five plants in five countries.

Yeast is a non-substitutable ingredient used in the production of bread. It gives bread certain of its flavour characteristics and acts as a leavening agent. Yeast is sold in two main forms, fresh and dry. Fresh yeast has a limited shelf life but is more consistent in terms of leavening. Dry yeast has a much longer shelf life but is less consistent. Fresh yeast tends to be used in markets with well-developed infrastructure and larger, more sophisticated bakers. Dry yeast is primarily used in less developed markets, by smaller bakers and also by most home bakers. Fresh yeast is usually supplied from local or regional plants whereas dry yeast can be exported around the world. Demand for yeast is closely linked to the demand for bread. This is usually related to population growth but is also affected by changes in diet and lifestyle. This is most evident in the developing markets of China and India. In North America, the demand for consumer yeast is decreasing as fewer people bake at home. The rate of this decline is difficult to quantify precisely. In certain markets we also sell bakery ingredients which are used primarily to improve the shelf life and quality of bread and other baked goods. In Argentina, our range of bakery ingredients is much more extensive and includes fats, oils and margarine.

Yeast extracts are products derived from yeast. Their two main uses are in providing a natural savoury food flavouring for the food industry and as growth media for the fermentation and pharmaceutical industries.

The main factors affecting profitability in our Yeast and Bakery Ingredients business are selling prices, sales volumes, the cost of the key raw material, molasses, and the yield of yeast in proportion to the molasses input. Selling and marketing costs are also significant factors in the profitability of our consumer yeast segment.

Herbs and Spices

On September 3, 2004 we completed the sale of our North American Herbs and Spices business, Tone Brothers, Inc. to ABF for gross proceeds of U.S.$175.0 million.

Prior to the sale to ABF, our Herbs and Spices business primarily involved the sourcing, grinding, blending, packaging and distribution of Herbs and Spices products to both the foodservice and consumer markets in the United States. We also sold cake decorations and dry sauce mixes. We operated from one site located near Des Moines, Iowa. The main factors affecting profitability in this business are selling prices, sales volumes, raw material prices, mainly black pepper, and selling and marketing costs.

We also operated a pepper processing facility in India. This facility was included in the sale of the Yeast and Bakery Ingredients business.

Other

Our other business segment consists of Goodman Fielder’s operations in the South Pacific and our former Vinegar and Terminals business segments. Goodman Fielder’s other businesses include a number of local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream, and snack foods in a number of countries in that region. We have manufacturing sites in Papua New Guinea, Fiji and New Caledonia. In Fiji and Papua New Guinea, the division’s products have strong market shares in the margarine, snacks and stock feed categories. In Fiji, the division’s products also have strong market shares in the processed chicken category. We sold our Vinegar business on October 9, 2002 and our Terminals business on September 18, 2002. Our Vinegar business produced bulk vinegar mainly for use by other food companies, and distribution costs were significant, with the result that we operated from eight sites situated throughout the United States. Our Terminals business provided portside bulk liquid storage and related services from facilities at eight sites throughout Australia and New Zealand. We determined to dispose of these non-core assets because we believed that our future returns from these businesses would have been less than we could realize if we deployed the funds elsewhere.

Holding Company Structure

Burns Philp is a holding company and holds most of its assets in, and conducts most of its operations through, direct and indirect controlled entities. We also have a number of investments in associated companies, each of which has independent and, in some cases, substantial shareholders. As such, we are dependent on dividends, loan payments or other inter-company transfers of funds from these controlled entities and associated companies to meet our debt service and other obligations. The ability of each controlled entity or associated company to pay dividends or make other payments or advances to us will depend on its operating results, and will be subject to applicable laws and restrictions contained in agreements governing the debt of these controlled entities and, in the case of the associated companies, restrictions contained in shareholder or joint venture agreements governing their operations.

While there are certain foreign exchange control restrictions and foreign taxation implications which may affect the ability of certain of our controlled entities to pay dividends, or make loans or advances, to us, the amounts and restrictions involved have not been material to us in the past and we do not believe that such restrictions will have a material adverse impact on us or our ability to meet our cash flow requirements.

Management

Our Chief Executive Officer, Thomas Degnan, relocated to the United States in January 2002, from where he continues to manage our current businesses. Our Goodman Fielder businesses are managed on a product category basis with management teams in Australia and New Zealand, and local management teams in our Asia Pacific operations.

Prior to the 2005 divestitures our Yeast and Bakery Ingredients business was managed on a geographic basis with management teams in North America, Latin America, Europe and Asia Pacific. We also had a centralized group of staff that provided ongoing assistance in the areas of improving quality and productivity at our yeast and bakery sites. Our yeast extract operations were managed by our European management team. Separate management teams existed for our Herbs and Spices business, and our former Vinegar and Terminals businesses.

We also provide certain corporate functions, including overall Burns Philp Group management, legal, treasury, external reporting and taxation. These services are provided by our staff based primarily in Sydney, Australia, with smaller teams based in North America, as well.

The remainder of the discussion in this section “Results of Operations” is based on our historical consolidated financial data for the periods ending June 30, 2004, 2003 and 2002 and does not reflect the effects of post June 30, 2004 events, including the 2005 divestitures and the 2005 debt repayments, on our on-going operations.

Results of Operations

We manage and evaluate our businesses on the basis of a number of factors including net profit before related income tax, net interest expense and outside equity interests, which we refer to as segment EBIT in the following discussion of our operations. In addition to operating revenue, we believe that segment EBIT is a useful performance measure. It provides management, investors and lenders with additional information by which to also evaluate our performance by individual business segment.

The following tables, including the notes thereto, summarize our net profit and our operating revenues and segment EBIT by industry segment and by geographic region in accordance with Australian GAAP and our net sales, operating income and net profit in accordance with U.S. GAAP. This information should be read together with the information presented above in “Key Information - Selected Historical Consolidated Financial Data’’.

		Fiscal Year Ended June 30,
DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	2004		2003		2002
		(A$ million, except percentages)
Operating revenue(1)
Revenue from sale of goods:
Yeast and Bakery Ingredients:
North America	$230.9	6.9%	$305.0	16.2%	$349.7	26.4%
Europe	169.2	5.0	163.7	8.7	163.5	12.4
Latin America	228.0	6.8	191.4	10.1	167.5	12.7
Asia Pacific	157.9	4.7	146.3	7.8	145.7	11.0

Total Yeast and Bakery Ingredients	$786.0	23.4%	$806.4	42.8%	$826.4	62.5%
Herbs and Spices	263.6	7.9	348.4	18.5	381.9	28.9
Goodman Fielder Australia	1,501.5	44.7	465.0	24.6	—	—
Goodman Fielder New Zealand	568.6	16.9	161.8	8.6	—	—
Other	235.2	7.1	98.6	5.1	84.5	6.4

Total revenue from sale of goods	$3,354.9	100.0%	$1,880.2	99.6%	$1,292.8	97.8%
Revenue from rendering of services:
Other	—	—	7.0	0.4	29.9	2.2

Total operating revenue	$3,354.9	100.0%	$1,887.2	100.0%	$1,322.7	100.0%
Cost of goods sold	(2,076.9)		(1,119.5)		(730.5)
Selling, general and administration(2)	(972.1)		(579.3)		(386.7)
Other revenue(3)	36.5		27.5		6.4
Share of profits of associates	12.6		11.1		10.1
Individually significant items(4)	84.1		112.7		(35.2)

Total EBIT(5)	439.1		339.7		186.8
Net interest expense	(281.8)		(156.8)		(65.9)

Profit before tax and outside equity interests	157.3		182.9		120.9
Income tax expense before individually significant income tax item	(40.8)		(13.0)		(19.3)
Individually significant income tax benefit	—		4.4		47.9
Outside equity interests	(5.6)		(4.3)		(3.3)

Net profit	$110.9		$170.0		$146.2

(1)	Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

(2)	Includes selling, marketing and distribution expenses and general and administrative expenses.

(3)	Other revenue is revenue earned other than through the sale of goods, from rendering of services or from interest income and includes rental income from properties.

(4)	Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy of a major customer of A$10.1 million, and a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million. The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of the Terminals business, an A$10.9 million gain on the sale of the Vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions of restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann’s yeast and industrial bakery ingredients business in Latin America (A$3.3 million). Fiscal 2004 includes a net individually significant gain of A$84.1 million, which is comprised of an A$56.5 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance loans, offset by an A$31.6 million expense for additional restructuring costs relating to Goodman Fielder. We realized a total net gain of A$29.2 million on the sale of certain freehold properties, consisting of an A$15.2 million gain on sale of property in Sydney, Australia, and an A$14.0 million gain on sale of property in Auckland, New Zealand.

(5)	Total EBIT is derived from note 23 “Segment Information” to our audited consolidated financial statements.

Operating Revenue and EBIT

			Fiscal Year Ended June 30,
DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	2004		2003		2002
		(A$ million, except percentages)
By Operation
Segment EBIT:(1)
Yeast and Bakery Ingredients:
North America	$42.0	9.6%	$72.8	21.4%	$58.4	31.3%
Europe	43.2	9.8	30.7	9.0	33.8	18.1
Latin America	31.8	7.2	9.4	2.8	27.1	14.6
Asia Pacific	41.7	9.5	37.0	10.9	23.8	12.6
R & D / Admin(5)	(5.2)	(1.2)	(4.1)	(1.2)	(4.1)	(2.2)

Total Yeast and Bakery Ingredients	153.5	34.9%	145.8	42.9%	139.0	74.4%
Herbs and Spices	37.6	8.6	58.2	17.1	44.6	23.9
Goodman Fielder Australia	90.4	20.6	(19.5)	(5.7)	—	—
Goodman Fielder New Zealand	71.4	16.3	8.2	2.4	—	—
Other	17.4	3.9	55.0	16.2	18.9	10.1

Total segment EBIT	$370.3	84.3%	$247.7	72.9%	$202.5	108.4%

Corporate(2)	68.8	15.7	92.0	27.1	(15.7)	(8.4)

Total consolidated EBIT	$439.1	100.0%	$339.7	100.0%	$186.8	100.0%

By Region
Operating revenue:(3)
North America(4)	$494.5	14.7%	$678.9	36.0%	$816.2	61.7%
Europe	169.2	5.1	163.7	8.7	163.5	12.4
Latin America	228.0	6.8	191.4	10.1	167.4	12.7
Asia Pacific	2,463.2	73.4	853.2	45.2	175.6	13.2

Total operating revenue	$3,354.9	100.0%	$1,887.2	100.0%	$1,322.7	100.0%

Segment EBIT(1)
North America(4)	$78.7	21.3%	$144.0	58.1%	$112.6	55.6%
Europe	42.0	11.3	30.0	12.1	33.9	16.7
Latin America	31.8	8.6	9.4	3.8	27.1	13.4
Asia Pacific	217.8	58.8	64.3	26.0	28.9	14.3

Total segment EBIT	$370.3	100.0%	$247.7	100.0%	$202.5	100.0%

Other Financial Data
Operating income/(loss) from continuing operations	$175.9		$20.9		$(15.6)
Income tax expense/(benefit) from continuing operations	15.6		(5.1)		(47.5)

(1)	Segment EBIT is derived from note 23 “Segment Information,” to our audited consolidated financial statements.

(2)	Corporate consists of the costs incurred operating the corporate head office in Australia and smaller ancillary administrative offices in North America and significant items which are unrelated to a specific business segment.

(3)	Operating revenue consists of revenue from sale of goods and revenue from rendering of services. Revenue from rendering of service related only to our former Terminals business, which was sold on September 18, 2002.

(4)	Comprises our North America Yeast and Bakery Ingredients business, Herbs and Spices business and Vinegar business.

(5)	R & D / Admin expense consists of costs incurred through operating the technical and development centre in Australia, and ancillary administrative offices in North America and Europe.

	Fiscal Year Ended June 30,
DATA IN ACCORDANCE WITH U.S. GAAP	2004	2003	2002
	(A$ million)
Statement of Financial Performance Data:
Net sales of goods	$2,305.3	$699.9	—
Operating income/ (loss) from continuing operations	257.4	41.9	(15.6)
Income tax benefit from continuing operations	88.3	1.2	8.5
Net profit/(loss) from continuing operations	280.7	77.9	(98.0)
Net profit from discontinued operations	46.4	179.3	113.0

Net profit	$327.1	$257.2	$15.0

We discuss the results of operations and key trends in our performance based on our historical financial information as reported under Australian GAAP. We discuss the major trends in our operating results for the Group as a whole, and separately for each of our reportable segments.

In addition, where there is a significant difference between the consolidated results under Australian GAAP and U.S. GAAP, we discuss the key trends and movements in financial performance indicators as reported under U.S. GAAP and the significant GAAP differences.

Set out below is our discussion and analysis of certain of our consolidated key financial indicators as reported under U.S. GAAP that are significantly different to the Australian GAAP measures. This discussion and analysis should be read in conjunction with our discussion and analysis of operating results commencing on page 44 and the information presented in note 33 to our audited consolidated financial statements.

Commentary on U.S. GAAP key performance indicators

Overview

Under U.S. GAAP, our continuing operations represent the business segments referred to as Goodman Fielder Australia, Goodman Fielder New Zealand and businesses reported within Other excluding our former Terminals and Vinegar businesses both of which are discontinuing operations and were sold on September 18, 2002 and October 8, 2002 respectively.

We acquired our continuing operations on March 19, 2003. Prior to this date, our continuing operations primarily consisted of corporate costs and activities.

Our discontinued operations include our former Terminals and Vinegar businesses which were sold on September 18, 2002 and October 8, 2002 respectively, as well as our former Herbs and Spices business, sold on September 3, 2004, and our former Yeast and Bakery Ingredients businesses, sold on September 30, 2004.

Under Australian GAAP, separate presentation of continuing and discontinuing operations is not required on the statement of financial performance.

Net sales of goods

Our net sales of goods represents the net sales of goods from our continuing operations, including the business segments referred to as Goodman Fielder Australia, Goodman Fielder New Zealand and our continuing businesses reported within Other.

The increase in net sales of goods from A$699.9 million in fiscal 2003 to A$2,305.3 million in fiscal 2004 arises from the inclusion of a full fiscal period of revenue from our continuing operations. Fiscal 2003 includes revenue from our continuing operations from the date of acquisition on March 19, 2003. Prior to this date, no revenue was generated from our continuing operations. Consequently, no revenue from the sale of goods was generated in fiscal 2002.

Under Australian GAAP, revenue from the sale of goods includes revenue from both continuing and discontinuing operations.

For further information in relation to factors that have impacted our net sales from continuing operations, refer to our commentary on Australian GAAP key performance indicators that discuss Operating Revenue, commencing on page 44.

Operating income / (loss) from continuing operations

Our operating income from continuing operations in fiscal 2004 increased to A$257.4 million from A$41.9 million in fiscal 2003, primarily due to the a full fiscal period contribution of earnings from our continuing operations following our acquisition of Goodman Fielder on March 19, 2003.

Our operating income from continuing operations in fiscal 2003 was A$41.9 million compared to an operating loss from continuing operations in fiscal 2002 of A$15.6 million. Fiscal 2003 includes the operating results from our continuing operations from the date of acquisition on March 19, 2003, whereas fiscal 2002 primarily consists of costs associated with corporate activities.

Under Australian GAAP, operating income from continuing operations was A$175.9 million in fiscal 2004, A$20.9 million in fiscal 2003 and a loss of A$15.6 million in fiscal 2002. The difference between the U.S. GAAP and Australian GAAP operating income from continuing operations in fiscal 2004 and fiscal 2003 is primarily due to the impact of the non amortization of goodwill and intangible assets under U.S. GAAP.

For further information in relation to factors that have impacted our operating income from continuing operations, refer to our commentary on Australian GAAP key performance indicators that discuss Segment EBIT, commencing on page 46.

Income tax benefit from continuing operations

Our income tax benefit from continuing operations was A$88.3 million in fiscal 2004 compared to A$1.2 million in fiscal 2003. This increase is primarily due to the recognition of A$105.2 million of the valuation allowance due to expected recovery of previously unbooked tax losses and timing differences in fiscal 2005, as a result of the disposal of our Yeast and Bakery Ingredients and Herbs and Spices businesses.

Income tax benefit from continuing operations was A$1.2 million in fiscal 2003, down from A$8.5 million in fiscal 2002. This decrease is primarily due to income tax expense incurred in our continuing operations acquired on March 19, 2003. Prior to this date, we generated income tax benefits on costs associated with our corporate activities.

Under Australian GAAP, income tax expense from continuing operations was A$15.6 million for the year ended June 30, 2004, and income tax benefit from continuing operations was A$5.1 million and $47.5 million for the years ended June 30, 2003 and 2002, respectively.

For the year ended June 30, 2004, the difference between income tax expense/ (benefit) from continuing operations under Australian GAAP and U.S. GAAP is primarily due to the recognition of an additional income tax benefit of A$105.2 million under U.S. GAAP representing the benefit of prior year tax losses which are expected to be utilized in fiscal 2005 upon completion of the sale of the Yeast and Bakery Ingredients and Herbs and Spices businesses.

For the year ended June 30, 2003, the difference between income tax benefit from continuing operations under Australian GAAP and U.S. GAAP is primarily due to the reversal of A$3.9 million of Australian GAAP income tax benefits arising from U.S. GAAP adjustments.

For the year ended June 30, 2002, the difference between income tax benefit from continuing operations under Australian GAAP and U.S. GAAP is primarily due to the recognition of prior year tax losses under Australian GAAP which had previously been recognized under U.S. GAAP.

For further information in relation to factors that have impacted our tax expense / (benefit) from continuing operations, refer to our commentary on Australian GAAP key performance indicators that discuss tax expense on page 47.

Net profit/ (loss) from continuing operations

Net profit from continuing operations in fiscal 2004 increased to A$280.7 million from A$77.9 million in fiscal 2003, primarily due to the a full fiscal period contribution of earnings from our continuing operations following our acquisition on March 19, 2003. Fiscal 2004 includes A$64.4 million of individually significant items compared to A$106.5 million in fiscal 2003. This is primarily due to a lower unrealized foreign currency gain on unhedged U.S. denominated borrowings in fiscal 2004. This is partially offset by a mark-to-market gain of A$18.7 million recognized on derivative financial instruments in fiscal 2004, compared to a mark-to-market loss of $9.0 million in fiscal 2003. Additionally, interest allocated to discontinued operations increased to A$129.7 million in fiscal 2004 compared to A$97.5 million in fiscal 2003.

Our net profit from continuing operations in fiscal 2003 was A$77.9 million compared to a net loss from continuing operations in fiscal 2002 of A$98.0 million. This is primarily due to a loss on extinguishment of debt of A$90.3 million incurred in fiscal 2002. Additionally, fiscal 2003 includes the operating results from our continuing operations from the date of acquisition on March 19, 2003.

Under Australian GAAP, the Group recorded a net loss from continuing operations of A$44.0 million, A$72.2 million, and A$30.9 million for the years ended June 30, 2004, 2003, and 2002, respectively.

For the year ended June 30, 2004, the additional net profit recorded under U.S. GAAP is due primarily to the recognition of the benefit of A$105.2 million of additional tax losses under U.S. GAAP, the allocation of A$129.7 million of interest expense to the discontinuing operations under U.S. GAAP and the benefit of $63.2 million arising from differences in the amortisation of goodwill under U.S. GAAP.

For the year ended June 30, 2003, the additional net profit recorded under U.S. GAAP is due primarily to the allocation of A$97.5 million of interest expense to the discontinuing operations under U.S. GAAP and A$48.7 million of restructuring costs being recognized as pre-acquisition liabilities under U.S. GAAP.

For the year ended June 30, 2002, the additional loss reported under U.S. GAAP is due primarily to the A$90.3 million U.S. GAAP loss on extinguishment of debt and the timing of the recognition of A$39.0 million of tax losses, offset by the allocation under US GAAP of A$69.3 million of interest expense to the discontinuing operations.

Net profit from discontinued operations

In fiscal 2004, net profit from discontinued operations decreased to A$46.4 million from A$179.3 million in fiscal 2003. This decrease is primarily due to the net gain on sale of the Terminals and Vinegar businesses in fiscal 2003, which totalled A$67.3 million.

Additionally, interest allocated to discontinued operations increased to approximately A$129.7 million in fiscal 2004 compared to approximately A$97.5 million in fiscal 2003.

Net profit from discontinued operations was A$179.3 million in fiscal 2003 compared to A$113.0 million in fiscal 2002. This was primarily due to the gain on sale of the Terminals and Vinegar businesses in fiscal 2003 discussed above.

Under Australian GAAP, the Group recorded a net profit from discontinued operations of A$154.9 million, A$242.2 million, and A$177.1 million for the years ended June 30, 2004, 2003, and 2002, respectively.

For the year ended June 30, 2004, the difference between Australian GAAP and U.S. GAAP is due primarily to the allocation of A$129.7 million of interest expense to the discontinuing operations under U.S. GAAP.

For the year ended June 30, 2003, the difference in Australian GAAP and U.S. GAAP is due primarily to the allocation of A$97.5 million of interest expense to the discontinuing operations under U.S. GAAP, partly offset by additional gains of A$17.5 million on the sale of our Vinegar and Terminals businesses and the sale of property in South Yarra, Australia, as determined under U.S. GAAP.

For the year ended June 30, 2002, the difference in Australian GAAP and U.S. GAAP is due primarily to the allocation of A$69.3 million of the Group’s consolidated interest expense to the discontinuing operations.

Commentary on Australian GAAP key performance indicators

Fiscal 2004 compared to Fiscal 2003

Consolidated Results and Group Overview

Overview

Net profit for fiscal 2004 decreased 34.8% to A$110.9 million from A$170.0 million in fiscal 2003. Fiscal 2004 includes a net individually significant gain of A$84.1 million, which is comprised of an A$56.5 million unrealized foreign currency gain and an A$30.0 million profit on the recovery of vendor finance loans which is partly offset by an A$31.6 million expense for additional restructuring costs relating to Goodman Fielder Australia. We realized a total net gain of A$29.2 million on the sale of certain freehold properties, consisting of an A$15.2 million gain on sale of property in Sydney, Australia, and an A$14.0 million gain on sale of property in Auckland, New Zealand.

Fiscal 2003 includes a net individually significant gain of A$112.7 million, comprised of an A$40.7 million gain on the sale of our Terminals business, an A$10.9 million gain on the sale of our Vinegar business, and an A$6.6 million gain on the sale of property in South Yarra, Australia, offset by A$32.6 million of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder. We incurred restructuring costs of approximately A$52.0 million, consisting of A$48.7 million arising from the acquisition of Goodman Fielder and A$3.3 million arising from our acquisition of Fleischmann’s yeast and industrial bakery ingredients business in Latin America. An unrealized foreign exchange gain of A$139.1 million was also recorded in fiscal 2003 on the translation to the period end rate of our US denominated borrowings which were used to partially fund our acquisition of Goodman Fielder.

Throughout fiscal 2004 the total demand in the global yeast market has remained stable. The non-cyclical nature of the demand for this ingredient is attributable to the inherent characteristics of it forming an essential non-substitutable ingredient in the production of bread. In addition to sales revenue derived from our Yeast and Bakery Ingredients and Herbs and Spices businesses, the significant increase in operating activity in fiscal 2004 was principally due to the results of Fleischmann’s Latin America and the results of Goodman Fielder businesses being consolidated for a full fiscal year, which contributed additional revenues of approximately A$37.1 million and A$1,605.4 million, respectively. Additionally, fiscal 2004 includes an increase in borrowing costs arising from the additional borrowings which were used to fund the acquisition of Goodman Fielder. These borrowings were drawn down during the second half of fiscal 2003.

As a consequence of these important events, our revenues, cost of goods sold, and selling, general and administrative expenses and borrowing costs in the period have increased substantially compared to the prior year.

On September 3, 2004, we completed the sale of our Herbs and Spices business segment, Tones Brothers, Inc., and on September 30, 2004 we completed the sale of our Yeast and Bakery Ingredients business segments in North America, Europe, Latin America and Asia Pacific. These businesses represented approximately 31.2% of our total segment revenue and approximately 51.6% of our total segment EBIT for the year ended June 30, 2004. Accordingly, the contribution of these businesses to our 2005 consolidated results of operations will be reduced when compared to prior years.

Operating Revenue

Revenue from the sale of goods and rendering of services, which we refer to as operating revenue, increased 77.8% to A$3,354.9 million for fiscal 2004, from A$1,887.2 million in fiscal 2003. This increase was principally due to the revenue contributed from our recently acquired Goodman Fielder and Fleischmann’s Latin American businesses. This was partly offset by the appreciation of the

Australian dollar (which on translation reduced total operating revenue by approximately A$172.5 million), the sale of our Terminals business in Australia and our Vinegar business in North America in fiscal 2003, as well as reduced average selling prices in our North American industrial yeast business and reduced volumes in our Herbs and Spices business.

In the consumer foods and retail baking segment our two largest customers are supermarkets. Recently we have been experiencing significant competition resulting in considerable pressure to reduce our prices and margins on key product lines.

Goodman Fielder

On March 19, 2003, we gained effective control of Goodman Fielder. On June 12, 2003, we completed our acquisition of the outstanding ordinary shares of Goodman Fielder for a total purchase price of approximately A$2.0 billion.

Since gaining effective control of Goodman Fielder, we have completed a comprehensive review of its operations and structure. Following this review, we report the results of Goodman Fielder as Goodman Fielder Australia (comprised of the former Baking Australia and Consumer Foods Divisions) and Goodman Fielder New Zealand. The former Goodman Fielder International division, comprised of its South Pacific and Asian business, is included in our Other business segment.

Goodman Fielder Australia

Revenue from Goodman Fielder Australia was A$1,501.5 million for fiscal 2004, compared to A$465.0 million in 2003. Fiscal 2004 includes twelve months of revenue from Goodman Fielder Australia following our acquisition on March 19, 2003, whereas fiscal 2003 only includes revenue from the date of acquisition.

Goodman Fielder Australia’s baking business manufactures and markets bread and retail branded products to retail customers primarily through supermarkets. In fiscal 2004 there was significant price discounting on bread by our major competitors. This has been compounded by the purchasing power and buying habits of supermarkets, that have been able to exert significant downward pressure on the prices of own label and branded products sold by Goodman Fielder.

Certain activities were undertaken to restructure Goodman Fielder Australia. These have included a set of initiatives intended to improve operating efficiency, particularly with respect to performance as it is measured by our customers. Investment was made in the development of new products and line extensions in order to maintain the positions held by Goodman Fielder in its various categories. This has included product introductions and relaunches in snacks, cereal, soups, dressings, spreads and breads.

The Australian snack food business, Uncle Tobys, has undertaken a broad range of restructuring initiatives aimed at increasing their sales performance and profitability. In May 2004, over 20 new products were launched.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand, which we acquired in March 2003, was A$568.6 million for fiscal 2004, compared to A$161.8 million in fiscal 2003. Fiscal 2004 includes twelve months of revenue from Goodman Fielder New Zealand following our acquisition in March 2003, whereas fiscal 2003 only includes revenue from the date of acquisition.

The snack food business has undertaken a broad range of restructuring initiatives aimed at increasing sales performance and profitability. The most important of these initiatives has involved the execution of new product initiatives.

Yeast and Bakery Ingredients

Revenue in our Yeast and Bakery Ingredients business in fiscal 2004 decreased 2.5% to A$786.0 million from A$806.4 million in fiscal 2003. This decrease was primarily due to declining revenues from our North American businesses offset by gains made in our Fleischmann’s Latin American businesses, included for a full twelve months in fiscal 2004. Revenues also declined by approximately A$102.5 million as a result of changes in foreign currency exchange rates versus the Australian dollar.

Revenue in North America decreased 24.3% to A$230.9 million in fiscal 2004 from A$305.0 million in fiscal 2003. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, which reduced sales revenue by approximately A$54.9 million, and the impact of a new competitor, USA Yeast, in industrial yeast which led to reduced prices and volumes. While our volumes only marginally decreased, average prices have decreased significantly in the current fiscal period compared to average prices in fiscal 2003. Sales volumes in consumer yeast were down, primarily due to a 5% decline in the market attributable largely to reduced bread mix sales. North America constitutes a developed market characterised by relatively high barriers of entry, numerous dispersed and small bakeries and established infrastructure. Combined, these factors continue to make it difficult to gain incremental market share in this region.

Revenue in Europe increased 3.4% to A$169.2 million in fiscal 2004 from A$163.7 million in fiscal 2003. Revenue in Turkey improved as we maintained price increases introduced in the last quarter of fiscal 2003. This was partially offset by lower volumes in our yeast extracts business due to strong competition, and the impact of the appreciation of the Australian dollar which reduced revenues by approximately A$10.4 million.

Revenue in Latin America increased 19.1% to A$228.0 million in fiscal 2004 from A$191.4 million in fiscal 2003. This increase was primarily due to the revenues contributed by the Fleischmann’s yeast and industrial bakery ingredients business in Latin America, acquired on October 31, 2002, which contributed revenues of approximately A$103.2 million during the current period compared to A$66.1 million in revenues in fiscal 2003. The appreciation of the Australian dollar reduced revenues by approximately A$19.0 million.

Revenue in the Asia Pacific region increased 7.9% to A$157.9 million in fiscal 2004 from A$146.3 million in the fiscal 2003. Revenues from our Cochin Spices operation in India, which is included in this segment, were consistent compared to the prior corresponding period.

Herbs and Spices

Revenue in our Herbs and Spices business decreased 24.3% to A$263.6 million in fiscal 2004 from A$348.4 million in fiscal 2003. This decrease in operating revenue was primarily due to the strengthening of the Australian dollar against the U.S. dollar which reduced revenue by approximately A$65.8 million in the period. Additionally, volumes to our retail customers have declined compared to fiscal 2003, partially due to grocery workers strikes and the loss of two customers to bankruptcy.

On March 4, 2004, we announced our intention to sell the North American Herbs and Spices division. The sale of this business was completed on September 3, 2004.

Other

Revenue from other businesses increased to A$235.2 million for the twelve-month period ended June 30, 2004, compared to A$105.6 million in fiscal 2003. These businesses (Goodman Fielder International) include a number of local operations in the South Pacific that manufacture flour, processed chicken, margarine, ice cream, fats and oils and snack foods. The current period reflects the full contribution of their respective operations following our acquisition in March 2003. Over fiscal 2004, revenue growth in this segment has been offset by the loss of operating revenue following the sale of our Terminals business and Vinegar business in the prior corresponding period.

Segment EBIT

Segment EBIT increased 49.5% to A$370.3 million for fiscal 2004 from A$247.7 million for fiscal 2003, reflecting the contributions of our recently acquired Goodman Fielder and Fleischmann’s Latin American businesses. The continued appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$29.8 million, compared to fiscal 2003.

Segment EBIT includes an individually significant loss of A$2.4 million, which is comprised of gains on sale of certain freehold properties totalling A$29.2 million, offset by an A$31.6 million expense for additional restructuring costs by Goodman Fielder.

Goodman Fielder Australia

Segment EBIT in our Goodman Fielder Australia businesses was A$90.4 million for fiscal 2004 compared to an A$19.5 million loss in fiscal 2003. The current fiscal year includes twelve months of segment EBIT from Goodman Fielder Australia following our acquisition on March 19, 2003. Fiscal 2004 includes A$31.6 million of restructuring costs provided for during the year, while fiscal 2003 includes A$36.6 million of restructuring costs.

Goodman Fielder New Zealand

Segment EBIT in our Goodman Fielder New Zealand business was A$71.4 million for fiscal 2004 compared to A$8.2 million in fiscal 2003. The current fiscal period includes twelve months of segment EBIT from Goodman Fielder New Zealand since our acquisition on March 19, 2003. The prior fiscal period includes A$8.3 million of restructuring costs incurred. No restructuring costs were incurred during fiscal 2004.

Yeast and Bakery Ingredients

Segment EBIT in our Yeast and Bakery Ingredients business in fiscal 2004, increased 5.3% to A$153.5 million from A$145.8 million in fiscal 2003, reflecting the contributions from the Latin America businesses acquired in fiscal 2003. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$18.3 million, compared to fiscal 2003.

Segment EBIT in North America decreased 42.3% to A$42.0 million from A$72.8 million in fiscal 2003. This was primarily due to the depreciation of the U.S. dollar versus the Australian dollar which reduced EBIT by approximately A$11.5 million. Additionally, reduced industrial yeast prices, principally arising from the effects of a new competitor (USA Yeast) on our business, have significantly affected segment EBIT. Higher promotional expenses were also incurred in consumer yeast to maintain our market share in a declining market.

Segment EBIT in Europe increased 40.7% to A$43.2 million from A$30.7 million, primarily due to a return to profitability in Turkey and stronger performance in Germany compared to last year. This result was partly offset by the appreciation of the Australian dollar, which reduced EBIT by approximately A$2.2 million in fiscal 2004.

Segment EBIT in Latin America increased to A$31.8 million in fiscal 2004 from A$9.4 million in fiscal 2003. This was primarily due to the contribution from the Fleischmann’s Latin America business acquired in October 2002, as well as improved margins in Argentina and Brazil.

Segment EBIT in Asia Pacific increased 12.7% to A$41.7 million from A$37.0 million, reflecting a good performance from yeast operations in South West Asia. The strengthening of the Australian dollar reduced segment EBIT in the Asia Pacific region by approximately A$4.7 million.

Our R&D / Admin division incurred costs of A$5.2 million during fiscal 2004 and is largely consistent with fiscal 2003 of A$4.1 million.

Herbs and Spices

Segment EBIT in our Herbs and Spices business decreased 35.4% to A$37.6 million in fiscal 2004, from A$58.2 million in 2003. This decrease was primarily due to the impact on EBIT of the appreciation of the Australian dollar against the U.S. dollar of approximately A$11.4 million. Additionally, reduced volumes to our retail customers, partially due to grocery workers strikes, and the loss of two large retail customers to bankruptcy, has also affected our current period EBIT.

Other

Other EBIT is EBIT from discontinued businesses, Cochin Spices and certain other Goodman Fielder businesses in Asia and the South Pacific region. We recorded individually significant gains in fiscal 2003 on sale of our Terminals division of A$40.7 million and Vinegar business of A$10.9 million. In fiscal 2004, Goodman Fielder’s International businesses have contributed a full twelve months of EBIT to our financial performance.

Corporate

Corporate EBIT for fiscal 2004 includes net individually significant gains comprised of an A$56.5 million unrealized foreign currency gain on the translation into Australian dollars of a portion of our U.S. dollar denominated borrowings which are not effectively hedged, and an individually significant gain of A$30.0 million arising from the recovery of vendor finance loans.

Net Interest Expense and Income Tax

Net interest expense increased 79.7% to A$281.8 million for fiscal 2004 from A$156.8 million in fiscal 2003. The increase was due to a full year of interest expense incurred on our new senior secured loan facilities, our U.S.$100.0 million Senior Notes due 2010, our U.S.$210.0 million senior subordinated notes due 2011, and our New Zealand subordinated capital notes.

Income tax expense before individually significant items increased to A$40.8 million for fiscal 2004 from A$8.6 million in fiscal 2003. This increase is primarily due to increased profits in countries where we are tax payers, utilization of certain tax losses and the non deductibility of certain expenses recognised in the period.

Net Profit

Primarily as a result of the factors discussed above, our net profit decreased by A$59.1 million, or 34.8%, to A$110.9 million in fiscal 2004 from A$170.0 million for fiscal 2003.

Fiscal 2003 compared to Fiscal 2002

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 42.7% to A$1,887.2 million in fiscal 2003 from A$1,322.7 million in fiscal 2002. This increase was principally due to the additional revenues of approximately A$699.9 million and A$66.1 million contributed by Goodman Fielder and the Fleischmann’s yeast and industrial bakery ingredients business in Latin America, respectively, (neither of which were owned by us in the corresponding prior period) and to price increases in certain markets and volume growth, primarily in Asia. Changes in foreign currency exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso, partially offset the growth in operating revenue by approximately A$183.2 million.

Yeast and Bakery Ingredients

Revenue in our Yeast and Bakery Ingredients business decreased 2.4% to A$806.4 million in fiscal 2003 from A$826.4 million in fiscal 2002.

Revenue in North America decreased 12.8% to A$305.0 million in fiscal 2003 from A$349.7 million in fiscal 2002. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline in revenue of approximately A$35.9 million. The contraction in the consumer yeast market decreased sales volumes by approximately 4.9% during the year. Additional sales volumes in both our industrial yeast and yeast extracts businesses have partially offset this decline.

Revenue in Europe increased 0.1% to A$163.7 million in fiscal 2003 from A$163.5 million in fiscal 2002. This increase was primarily due to increased sales in Portugal as a result of the start up of the new yeast dryer part way through the last fiscal year. However, this growth was offset by increased competition in Turkey leading to pressure on selling prices and volumes.

Revenue in Latin America increased 14.3% to A$191.4 million in fiscal 2003 from A$167.5 million in fiscal 2002. The Fleischmann’s yeast and industrial bakery ingredients business, acquired on October 31, 2002, has contributed revenues of A$66.1 million. This was offset by an approximately A$84.1 million decline in revenues resulting from the depreciation of local currencies, in particular the Argentinian peso versus the Australian dollar. However, we have managed to increase selling prices in local currency terms in many markets which has partially offset the effects of this foreign currency translation.

Revenue in the Asia Pacific region increased 0.4% to A$146.3 million in fiscal 2003 from A$145.7 million in fiscal 2002. This increase was primarily due to volume increases in the region over the prior year period largely as a result of plant expansions.

Herbs and Spices

Revenue in our Herbs and Spices business decreased 8.8% to A$348.4 million in fiscal 2003 from A$381.9 million in fiscal 2002. This decrease in operating revenue was primarily due to a A$45.3 million decline in revenues resulting from the appreciation of the Australian dollar against the U.S. dollar and an increase in customer rebates of approximately A$9.6 million. Sales in local currency terms increased by approximately 2.0% from the corresponding period last year due to price increases and volume gains in the club store and foodservice channels.

Goodman Fielder Australia & New Zealand

On March 19, 2003, we gained effective control of Goodman Fielder Limited. On June 12, 2003, we completed our acquisition of the outstanding ordinary shares of Goodman Fielder for a total purchase price of approximately A$2.0 billion.

Since gaining effective control of Goodman Fielder, we have completed a comprehensive review of its operations and structure. Following this review, we report the results of Goodman Fielder as Goodman Fielder Australia (comprised of the former Baking Australia and Consumer Foods divisions) and Goodman Fielder New Zealand. The former Goodman Fielder International division, comprised of its Asia Pacific businesses and is included in our Other business segment.

From the date of acquisition to June 30, 2003, Goodman Fielder Australia has contributed revenues of A$465.0 million and Goodman Fielder New Zealand has contributed revenues of A$161.8 million.

Other

Our other businesses primarily include the Goodman Fielder International businesses, and our discontinued operations consisting of our Vinegar and Terminals businesses. During the year ended June 30, 2003, our other businesses contributed revenues of A$105.6 million, of which the Vinegar and Terminals businesses contributed A$25.5 million and A$7.0 million, respectively, prior to their disposal in fiscal 2003. During the year ended June 30, 2002, revenue from other businesses was A$114.4 million.

Segment EBIT

Total segment EBIT increased 22.3% to A$247.7 million in fiscal 2003 from A$202.5 million in fiscal 2002. Total segment EBIT for the year ended June 30, 2003 included net gains from individually significant items of A$6.2 million. This was comprised of an A$40.7 million gain on the sale of the Terminals business, an A$10.9 million gain on the sale of the Vinegar business, and an A$6.6 million gain on the sale of land in South Yarra, Australia. This land was previously the site of a yeast plant that was decommissioned in July 2002. South Yarra’s production has been transferred to our Camellia, Australia facility.

We also incurred restructuring costs of approximately A$52.0 million, consisting of A$48.7 million arising from our acquisition of Goodman Fielder and A$3.3 million arising from our acquisition of Fleischmann’s yeast and industrial bakery ingredients business in Latin America.

The prior corresponding period included a provision of A$10.1 million against amounts due from Kmart Corporation and a provision of A$25.1 million for the restructuring and closure of our yeast plant in Oakland, California

The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced segment EBIT by approximately A$24.9 million compared to the prior corresponding period.

Yeast and Bakery Ingredients

Segment EBIT in our Yeast and Bakery Ingredients business increased 4.9% to A$145.8 million in fiscal 2003 from A$139.0 million in fiscal 2002.

Segment EBIT in North America increased 24.7% to A$72.8 million in fiscal 2003 from A$58.4 million in fiscal 2002. Cost reduction initiatives, arising from the closure of our Oakland plant and reductions in our administrative staff, were partially offset by the depreciation of the U.S. dollar versus the Australian dollar which reduced operating EBIT by approximately A$8.5 million, and by increased sales, marketing and distribution expenses of approximately A$2.5 million in our consumer yeast business.

Segment EBIT in Europe decreased 9.2% to A$30.7 million in fiscal 2003 from A$33.8 million in fiscal 2002. This was due to losses of approximately A$4.2 million incurred in Turkey as a result of ongoing pricing competition in that market that has also led to a reduction in sales volumes.

Segment EBIT in Latin America decreased 65% to A$9.4 million in fiscal 2003 from A$27.1 million in fiscal 2002. The depreciation of the local currencies led to a decline of approximately A$9.3 million in Australian dollar earnings. This was partially offset by local price increases and cost reduction initiatives, arising from plant rationalization and administrative staff reductions in Argentina. Excluding individually significant restructuring costs, approximately A$6.1 million in costs have been incurred as part of integrating the new Fleischmann’s business.

Segment EBIT in Asia Pacific increased 55.5% to A$37.0 million in fiscal 2003 from A$23.8 million in fiscal 2002. This was largely due to volume growth in China, Sri Lanka and Vietnam. In addition, costs of approximately A$0.8 million associated with a product recall in fiscal 2002 were recorded in the prior period, resulting in reduced operating EBIT in that period.

Consistent with fiscal 2002, segment EBIT for our R&D / Admin division accounted for costs of A$4.1 million.

Herbs and Spices

Segment EBIT in our Herbs and Spices business increased 30.5% to A$58.2 million in fiscal 2003 compared with A$44.6 million in fiscal 2002. This improvement is primarily due to cost reduction initiatives, the majority of which related to headcount reductions, which increased EBIT by approximately A$5.7 million. The depreciation of the U.S. dollar versus the Australian dollar has reduced segment EBIT by A$4.5 million.

Goodman Fielder Australia and New Zealand

Since the acquisition on March 19, 2003, Goodman Fielder Australia has recorded a segment EBIT loss of A$19.5 million and Goodman Fielder New Zealand has recorded segment EBIT of A$8.2 million.

Other

Other businesses, which consist mainly of the Goodman Fielder International businesses and discontinued operations, earned EBIT of A$55.0 million during the year ended June 30, 2003. Prior to their disposal, the Vinegar and Terminals businesses earned A$3.7 million and A$1.6 million respectively. During the year ended June 30, 2002, segment EBIT from other businesses was A$18.9 million, of which the Vinegar and Terminals businesses contributed A$10.9 million and A$7.9 million respectively.

Corporate

Corporate EBIT for fiscal 2003, includes a net individually significant item of A$139.1 million relating to an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings, arising due to the appreciation of the Australian dollar against the U.S. dollar during the period.

This gain was partially offset by a A$32.6 million write off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

Net Interest Expense and Income Tax

Net interest expense increased 137.9% to A$156.8 million in fiscal 2003 compared with A$65.9 million in fiscal 2002. The increase was due to the additional interest expense incurred on our U.S.$400 million 9.75% senior subordinated notes due 2012 issued on June 21, 2002, our U.S.$210 million 10.75% senior subordinated notes due 2011 issued on February 20, 2003 and our new secured senior funding facilities drawn down in April 2003. This was partially offset by increased interest income of approximately A$11.0 million.

Income tax expense, before individually significant income tax items, decreased 32.6% to A$13.0 million in fiscal 2003 compared with A$19.3 million in fiscal 2002, primarily due to lower earnings in countries where we are tax payers. During the current period, we recorded a net individually significant tax benefit of A$4.4 million, representing a tax benefit of A$9.0 million arising from the recognition of an additional portion of U.S. tax losses, offset by an A$4.6 million tax charge arising from a subsidiary ownership restructure. The prior corresponding period included an A$47.9 million tax benefit arising from the recognition of a portion of U.S. tax losses, which had not previously been brought to account.

Net Profit

Primarily as a result of the factors discussed above, our net profit increased by 16.3% to A$170.0 million in fiscal 2003 from A$146.2 million in fiscal 2002. Excluding individually significant items and individually significant tax items, net profit decreased 68.9% to A$52.9 million.

Impact of Foreign Exchange Rate Movements and Governmental Policies

General

We have a significant proportion of our total assets in Australia. In respect of our operations outside Australia, we attempt to match our cash inflows in a particular foreign currency to the cash outflows of that currency where possible. Similarly, we attempt to match our foreign currency assets with foreign currency borrowings where appropriate. See “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk”. However, our reported revenues, costs, earnings, cash flows and carrying amounts of assets and liabilities, as reported in Australian dollars, are affected by changes in foreign currency exchange rates. There has been a material appreciation in the Australian dollar versus the U.S. dollar since December 31, 2001. The exchange rate of the Australian dollar to the U.S. dollar was 0.5628, 0.6713 and 0.6952 as of June 30, 2002, 2003 and 2004, respectively. A depreciation of the Australian dollar versus the U.S. dollar will generally increase our reported debt levels and debt servicing costs whereas an appreciation of the Australian dollar versus the U.S. dollar will generally decrease our reported debt levels and debt servicing costs, in each case, as reported in Australian dollars.

For financial reporting purposes, we generally convert our foreign currency assets and liabilities to Australian dollars at the rate of exchange existing at the end of the relevant period. Any resulting foreign currency translation gains and losses are reflected in our statement of financial position at the end of the relevant period. We convert foreign currency earnings at a weighted average of the relevant exchange rates during the relevant period. For the year ended June 30, 2003 and 2004, we recorded an unrealized foreign exchange gain of A$139.1 million and A$56.5 million, respectively, in our operating results. This gain arose from the translation to the period end rate of our U.S. dollar denominated borrowings which have been used to partially fund our acquisition of Goodman Fielder. Our unhedged US dollar denominated borrowings at June 30, 2004, amounted to approximately U.S.$166.2 million.

Argentina

Our Argentinian operations accounted for 2.5% of our operating revenues for the fiscal year ended June 30, 2004. In recent years, Argentina has been negatively affected by volatile economic and political conditions. These volatile conditions pose many risks to our business and results of operations in Argentina.

Since December 2001, the value of the Argentinian peso has significantly decreased versus the Australian dollar and other major currencies. As of December 31, 2001, we had a net investment in Argentina of approximately ARP113 million. Prior to December 20, 2001, the value of the Argentinian peso was pegged at 1.00 ARP to 1.00 U.S. dollar. After a prolonged period of recession, the Argentinian government abandoned its decade old Argentinian peso to U.S. dollar fixed exchange rate and a sole and free exchange market for the purchase and sale of foreign currency, with an exchange rate determined freely by offer and demand, was established.

As of June 30, 2002, 2003 and 2004 the value of the Argentinian peso was 3.81 ARP to 1.00 U.S. dollar, 2.81 ARP to 1.00 U.S. dollar and 2.97 ARP to 1.00 U.S. dollar, respectively. Following our 2005 divestitures we no longer have an exposure to the Argentinian peso.

Liquidity and Capital Resources

Overview and Recent Developments

Our principal sources of funds have been cash flows from operations and borrowings under our credit facilities, and in certain cases, equity raisings and asset sales. We expect that we will finance our ongoing operations with a combination of bank borrowings and operating cash flows.

As of June 30, 2004, we had approximately A$1,583.5 million of indebtedness outstanding under our secured senior financing arrangements, approximately A$145.2 million in respect of the senior notes due 2010, approximately A$871.9 million of senior subordinated notes, consisting of our senior subordinated notes due 2011 and 2012, and other indebtedness outstanding. On October 7, 2004, we repaid all amounts outstanding under our secured senior financing arrangements from the net proceeds of the disposal of our Yeast and Bakery Ingredients and Herbs and Spices businesses.

During the first quarter of fiscal 2005, we recorded a net gain on sale after tax with respect to the 2005 divestitures of approximately A$690.8 million. The net gain on sale was determined after reflecting the write-off on certain deferred borrowing costs related to these facilities, as well as costs to close out certain derivative instruments associated with these facilities. Both sales are subject to completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales.

During the years ended June 30, 2004, 2003, and 2002, we generated net cash flows from operating activities of A $148.6 million, A $166.6 million, and A$207.6 million, respectively from our Yeast and Bakery Ingredients business, and A$39.7 million, A $77.9 million, and A $53.5 million, respectively, from our Herbs and Spices business.

During the years ended June 30, 2004, 2003, and 2002, our investing activities consumed net cash flows of A $11.5 million, AS218.3 million, and A $27.8 million, respectively in our Yeast and Bakery Ingredients business, and A $3.0 million, A $4.1 million, and A$11.1 million, respectively, in our Herbs and Spices business.

Total cash paid for interest expense during 2004 was $263.8 million. Subsequent to the sale of the Herbs and Spices business and the Yeast and Bakery Ingredients business and the repayment of our senior loan facilities, our total debt primarily consists of our senior and senior subordinated notes and our New Zealand capital notes. During fiscal 2004, interest expense on these debt instruments paid out in cash was approximately A$121.6 million. While interest charged on these instruments is fixed, as the senior and senior subordinated notes are denominated in U.S. dollars and the New Zealand capital notes are denominated in New Zealand dollars, a depreciation of the Australian dollar against the U.S. and New Zealand dollar would increase our interest expense.

Historical Cash Flow and Capital Expenditure Analysis

The remainder of the discussion in this “Liquidity and Capital Resources” section is based primarily on our historical consolidated financial data for each of the periods ending June 30, 2004, 2003, ad 2002 and except where specifically stated, does not reflect the effect that any post-June 30, 2004 developments, including the 2005 divestitures and the 2005 debt repayment, have had on our liquidity and capital resources.

The following table sets forth our consolidated cash flows for fiscal 2004, 2003 and 2002 and has been extracted from our audited consolidated financial statements for fiscal 2004.

	Year Ended June 30,
	2004	2003	2002
Net cash provided by operating activities	$175.1	$201.5	$213.1
Net cash used in investing activities	(14.5)	(1,946.7)	(105.8)
Net cash provided by (used in) financing activities	(165.6)	1,033.8	607.4

Net increase (decrease) in cash held	$(5.0)	$(711.4)	$714.7

Net cash provided by operating activities for the twelve month period ended June 30, 2004 was A$175.1 million compared to A$201.5 million provided by operating activities for 2003. The decrease was primarily due to an increase in interest paid to A$263.8 million and A$85.0 million of business restructuring costs paid in the twelve month period ended June 30, 2004. In 2004, we also paid A$33.3 million in income taxes as part of the settlement with the Australian Tax Office of Goodman Fielder’s tax liabilities.

Net cash provided by operating activities for fiscal 2003 was A$201.5 million compared to A$213.1 million for fiscal 2002. This decrease was primarily due to an increase in our borrowing costs arising from our new senior loan facilities and senior subordinated notes, and an increase in income taxes paid during the year. Income taxes paid include non recurring tax payments of approximately A$37.0 million arising from our acquisition of Goodman Fielder. An increase in cash receipts from customers of A$529.9 million was largely offset by a corresponding increase in cash payments to suppliers and employees of A$461.1 million, and non recurring costs of approximately A$31.1 million paid in respect of Goodman Fielder restructuring costs.

Net cash used in investing activities for fiscal 2004 was a net outflow of A$14.5 million compared with a net cash outflow of A$1,946.7 million for the twelve month period ended June 30, 2003. This was primarily due to the purchase of shares in Goodman Fielder for A$1,967.3 million in the prior corresponding period. During fiscal 2004, we paid A$83.7 million in capital expenditures and improvements, and paid an additional A$35.3 million in business acquisition costs related to Goodman Fielder. We also received A$30.0 million from the recovery of vendor finance loans provided to the purchaser of Goodman Fielder’s poultry business prior to our acquisition. In fiscal 2004, we have continued work on projects to expand the capacity of our existing yeast plants in Latin America and Asia, as well as expansion and efficiency projects in our Australian production plants.

Net cash used in investing activities for fiscal 2003 was a net outflow of A$1,946.7 million, compared with a net outflow of A$105.8 million for fiscal 2002. This was primarily due to our acquisition of Goodman Fielder for a net cash outflow of approximately A$1,967.3 million. Net cash used in investing activities also reflects the remaining payment for our acquisition of Fleischmann’s yeast and industrial bakery ingredients business in Latin America from Kraft Foods International Inc. of A$191.5 million, offset by the receipt of gross proceeds from the sale of our Vinegar business in North America of A$80.6 million and by the receipt of gross proceeds from the sale of our Terminals business of A$86.4 million. Net proceeds were A$76.9 million from the sale of our Vinegar business and A$83.5 million from the sale of our Terminals business.

Net cash used in financing activities for fiscal 2004 was A$165.6 million compared to A$1,033.8 million inflow for fiscal 2003. During the year, we received approximately A$50.2 million from the exercise of the remaining options into ordinary shares and we repaid A$208.5 million of borrowings. We also paid A$15.2 million in refinancing costs during the period, primarily in respect of a modification to the terms of our Term B Secured Senior Loan Facility, which has resulted in a reduction in the interest margin on this facility. In the prior corresponding period, we received proceeds from the issue of our senior notes due 2010 in June 2003, and our senior subordinated notes due 2011 in February 2003, the drawdown of our new senior financing facilities, and the receipt of proceeds of approximately A$195.6 million from the exercise of options, including the exercise of approximately 600.0 million of options by our major shareholder, Mr. Hart. This was partially offset by the redemption of our outstanding 5.5% guaranteed subordinated convertible bonds due 2004, the repayment of borrowings under our former senior funding agreement, and the payment of approximately A$195.3 million in dividends to former Goodman Fielder shareholders.

Net cash provided by financing activities for fiscal 2003 was A$1,033.8 million compared to net cash generated from financing activities of A$607.4 million in the corresponding prior period. The increase was primarily due to the issue of our senior notes due 2010 in June 2003, and our senior subordinated notes due 2011 in February 2003, the drawdown of our new senior financing facilities, and the receipt of proceeds of approximately A$195.6 million from the exercise of options, including the exercise of approximately 600.0 million of options by our major shareholder, Mr. Hart. This was partially offset by the redemption of our outstanding 5.5% guaranteed subordinated convertible bonds due 2004, the repayment of borrowing under our former senior funding agreement, and the payment of approximately A$195.3 million in dividends to former Goodman Fielder shareholders.

On September 3, 2004 we completed the sale of Tones to ABF for a total price of U.S.$175.0 million. On September 30, 2004, we completed the sale of the Yeast and Bakery Ingredients business to ABF for U.S.$1,175.0 million. Approximately U.S.$1.1 billion of the net cash proceeds received from the sale of the respective businesses was used to repay our senior loan facilities.

Subsequent to the sale of Tones and the Yeast and Bakery Ingredients business and the repayment of our senior loan facilities, our total debt primarily consists of our senior and senior subordinated notes and our New Zealand capital notes. Our operations primarily consist of Goodman Fielder businesses.

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

As of June 30, 2003, approximately 251.6 million options to subscribe for ordinary shares in Burns Philp were outstanding. All options outstanding at June 30, 2003, except for 488,788 options that expired unexercised, were exercised prior to their expiry on August 14, 2003 at the exercise price of A$0.20 per share, and we received proceeds of approximately A$50.2 million from the exercise of such options. No options remained outstanding as at June 30, 2004.

As a condition of the financing for our acquisition of Goodman Fielder, on December 12, 2002, entities associated with Mr. Hart exercised options covering approximately 250.0 million ordinary shares. On March 26, 2003, June 10, 2003 and August 6, 2003, entities associated with Mr. Hart exercised options covering 350.0 million ordinary shares, approximately 351.6 million ordinary shares, and approximately 34.5 million ordinary shares, respectively. As of October 31, 2004, Mr. Hart beneficially owned 53.7% of our presently issued ordinary shares and 67.4% of our presently issued converting preference shares.

In fiscal 2003, in connection with our acquisition of Goodman Fielder, we incurred approximately:

•	A$1.3 billion and U.S.$335.0 million of secured senior term loan financing (U.S.$65.0 million of which was repaid from the proceeds of the issuance of our U.S.$100.0 million senior notes due 2010);

•	U.S.$210.0 million of senior subordinated notes due 2011; and

•	NZ$212.5 million of New Zealand subordinated capital notes.

We also incurred approximately A$1.35 billion under a nine month term secured senior share acquisition bridge facility, which we repaid on April 4, 2003 with, among other sources, the proceeds from our secured senior term loan financing. A portion of the proceeds from the share acquisition bridge facility had been used to refinance our former secured funding agreement, including our former U.S.$425.0 million term loan facility. On October 7, 2004, we repaid the full amount outstanding under our secured senior term loan facilities from the net proceeds on the sale of our Yeast and Bakery Ingredients and Herbs and Spices businesses.

We also used a portion of our borrowings under our new facilities to repay and replace certain Goodman Fielder indebtedness. In 1999, a subsidiary of Goodman Fielder issued U.S.$200.0 million of senior notes due 2011. On April 2, 2003, these notes were repaid in full. The net cash cost of the “make whole’’ obligation after allowing for the receipt from the close-out of interest rate swaps was approximately A$35.2 million. In addition to these U.S.$200.0 million senior notes due 2011, Goodman Fielder has a number of banking facilities, particularly working capital facilities for offshore controlled entities.

In June 2003, we issued U.S.$100.0 million of senior notes due 2010 and used a portion of the net proceeds to repay the outstanding principal amount of the U.S.$65.0 million tranche of our U.S.$335.0 million Term B secured senior loan facility. The remaining proceeds were used for working capital and other general corporate purposes. See “Additional Information — Material Contracts - Unsecured Funding Arrangements” for a discussion of limitations we have on our ability to obtain financing.

We may be able to incur substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing our senior and senior subordinated notes and the trust deed governing our capital notes, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial ratios in the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011, and our senior notes due 2010 and the trust deed and terms of our New Zealand subordinated capital notes. The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows, and performance against agreed ratios.

Off-Balance Sheet Arrangements

We have off balance sheet arrangements for:

•	debtors securitisation ;

•	lease commitments and unconditional purchase agreements; and

•	derivatives.

We have entered into a receivables purchase agreement to enable us to securitise selected amounts of our debtors portfolio up to a limit of A$50 million. As at June 30, 2004, approximately A$50 million of our debtors were securitised and not included in the statement of financial position.

In addition, we have operating lease commitments and unconditional purchase agreements referred to in the “Contractual Obligations’’ table below and our derivatives referred to under “Quantitative and Qualitative Disclosures about Market Risk”. Other than these items, we do not believe that we have entered into any off-balance sheet transaction, arrangement or other relationship that is reasonably likely to materially affect our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, the availability of capital resources or requirements for capital resources that is material to investors.

Capital Expenditures and Commitments

The following table details our cash commitments as of June 30, 2004.

	Payments Due by Period as of June 30, 2004
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
			(A$ million)
Contractual Obligations:
Total debt(1)	2,813.3	171.4	421.2	1,168.2	1,052.5
Capital lease obligations	—	—	—	—	—
Operating leases	65.0	23.6	27.2	9.4	4.8
Unconditional purchase obligations(2)	18.4	18.4	—	—	—

Total contractual cash obligations	2,896.7	213.4	448.4	1,177.6	1,057.3

(1)	Total debt consists of principal amounts only, based on exchange rates in effect at June 30, 2004.

(2)	Unconditional purchase obligations consist of capital expenditure obligations.

The amounts shown in the table above represent existing contractual obligations as of June 30, 2004. Subsequent to fiscal year end, the sale of our North America Herbs and Spices business and Yeast and Bakery Ingredients business was completed. Approximately A$1.5 billion of the net proceeds was used to repay the Group’s senior secured credit facilities.

Most of our planned capital expenditures are not currently committed and, therefore, our future capital expenditures will exceed the amounts shown above and in some periods the excess expenditures may be significant. We currently anticipate that capital expenditures for our continuing operations will approximate A$50.0 million during fiscal 2005. However, our actual capital expenditures and expenditures for the other items shown above could exceed the amounts shown due to changes in our business plans and operating results, changes in foreign exchange rates or other factors.

During fiscal 2004 we incurred total capital expenditures of A$83.7 million. Consistent with the prior year, significant investment has continued with the restructure of the Goodman Fielder businesses in Australia, New Zealand and Asia Pacific. The most significant of these was the closure and relocation of operations in Smithfield, Sydney (A$4.3 million) and the installation of new processing and packing equipment by Goodman Fielder Australia (A$9.3 million) and Goodman Fielder New Zealand (A$3.5 million). Approximately A$7.7 million was also invested in our poultry operations in Fiji, which involved the expansion of our existing breeder rearing farm. Significant capital expenditures in the year were made on a new bakery ingredients production facility in Brazil (A$3.3 million) and improvements to our existing dry yeast operations in Argentina (A$2.4 million). Additional capital was also spent on upgrading our existing industrial yeast operations located in North America (A$2.9 million).

During fiscal 2003 we made capital expenditures of A$80.2 million. Our significant capital expenditures during the year included the integration and restructure of Goodman Fielder businesses, consumer foods (A$9.1 million); baking (A$9.3 million) and Goodman Fielder New Zealand (A$3.5 million). We also installed a new warehouse picking system in our Herbs and Spices business (A$4.1 million), continued the plant consolidation project in Argentina (A$6.2 million) and continued work on projects to expand our yeast cooling capacity in North America (A$7.9 million) and the capacity of our yeast plants in Harbin, China (A$3.8 million) and Chiplun, India (A$5.0 million).

During fiscal 2002 we made capital expenditures of A$82.3 million. Our significant capital expenditures during the year included the completion of the construction of our new yeast dryer in Portugal for A$5.6 million and the expansion of our yeast plants in China for A$6.1 million and in India for A$3.9 million. In addition we completed the expansion of our yeast plant in Tucuman, Argentina for A$16.0 million, permitting the closure of our plant in Buenos Aires. We also expanded our bakery ingredients plant in Argentina for A$6.9 million, allowing the closure of one manufacturing and one distribution facility. We incurred further expenditures of A$10.2 million increasing the productivity at our herbs and spices plant and A$3.1 million to upgrade our terminals facilities in Melbourne and Sydney. The remaining capital expenditures for the year were comprised of individually non-material project activities.

Pension Plans

As of June 30, 2004 we sponsored seven defined benefit employee pension plans. Our contributions are based on the advice of the plans’ actuaries and amounted to A$30.8 million during the year ended June 30, 2004. Following the sale of Tones and the Yeast Group, we sponsor two pension plans, which include a small number of members who are guaranteed to receive defined benefits. These pension plans relate only to our continuing operations. The weighted average expected rate of return on plan assets as of June 30, 2004 was 6.12%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of additional pension expense for those members with guaranteed defined benefits.

As at June 30, 2004 we estimated that approximately A$29.2 million would be contributed to our pension plans in fiscal 2005. However, this estimate included A$6.3 million being the full year estimate for the discontinued operations subsequently divested.

Critical Accounting Policies

Our critical accounting policies are those that we believe are most important to the portrayal of our financial condition and results, and that require management’s most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances however, the preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We believe the policies described below are our critical accounting policies under Australian GAAP and when significantly different from U.S. GAAP, we have described the U.S. GAAP policy. Our senior management discusses all significant accounting policies and estimates regularly with our Board of directors and with the Audit & Risk Committee of our Board of directors when preparing our annual and quarterly financial statements.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the impairment of identifiable intangible and long-lived assets and goodwill on a regular basis. In determining whether an impairment exists, we consider and use a number of valuation techniques. In relation to property, plant and equipment we compare expected undiscounted future cashflows to the carrying values for the underlying assets. For goodwill and identifiable intangibles, we compare expected discounted future cashflows to the carrying values of the underlying assets. These valuation models are subject to a number of assumptions, including:

•	Assumptions regarding future sales, market shares and operating margins; and

•	Assumptions regarding exchange rates, market prices and availability of inputs such as wheat and other commodity-based raw materials.

We would consider a potential impairment to have occurred if the carrying value of these assets exceeded the associated future cash flows. As of June 30, 2004, we had approximately A$3,276.5 million of long-lived and intangible assets and goodwill, excluding accounts receivable and prepaid slotting allowances, recorded on our statement of financial position. Any impairment in value would result in a reduction in the carrying value on the statement of financial position and an expense recorded in our statement of financial performance. In assessing future cash flows, we make estimates with respect to the useful lives of our assets. Changes in circumstances, including the relative cost efficiency of our plants, may cause us to change these estimates. There were no impairment charges in fiscal 2004 or 2003. In fiscal 2002, we recorded an impairment charge of A$25.1 million as a result of our decision to close our yeast plant in Oakland, California.

Realization of Deferred Income Tax Assets

The Group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which Burns Philp and each of its controlled entities are domiciled and operate.

In accordance with Australian GAAP, the Group uses the income statement liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the “virtual certainty” test and it is more demanding than the test required under U.S. GAAP, which is usually described as the “more likely than not” test.

We have significant unrecognized future income tax benefits available in the United States, Australia and, prior to the 2005 divestitures, Germany. These unrecognized assets, arising primarily from prior year tax losses, are available to reduce the tax payable arising from future taxable profits. Under Australian GAAP, these assets cannot be recognized on the statement of financial position if it is not “virtually certain” that the asset will be recovered. For the test of virtual certainty to be satisfied, an extremely high probability that the future benefit will be realized must exist.

When assessing if virtual certainty exists, we consider whether:

•	the cause of the losses has ceased;

•	the losses were incurred as a result of a one-time event;

•	the relevant controlled entity is currently earning profits and taxable income;

•	the relevant controlled entity expects to continue earning profits and taxable income; and

•	the relevant controlled entity has a record of budget reliability.

The recent history of our U.S. businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. The losses were incurred largely as a result of poor performances of our Herbs and Spices business. This business has been restructured and is now operating profitably. In addition, our U.S. operations were profitable until the date of disposal and taxable gains will be crystallized on the sale of Tones. These gains will be sheltered by the utilization of tax losses generated in prior fiscal years.

As a result of these factors, under Australian GAAP we have recognized a deferred tax asset of A$47.9 million as of June 30, 2004 in respect of tax benefits available in the United States. As of June 30, 2004, we have also recognized an A$55.3 million benefit in respect of tax losses in Australia, which has been fully offset against the deferred tax liability arising on the unrealized foreign currency gain of A$139.1 million and A$56.5 million recorded during the year ended June 30, 2003 and 2004, respectively. No benefits have been recognized in respect of Germany, as we are not virtually certain that the benefits will be realized.

Also, while we have recognized some future income tax benefits, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are also available across different jurisdictions but primarily in Australia, the United States and, prior to the 2005 divestitures, Germany. As of June 30, 2004, the total benefit of unrecognized tax losses and timing differences was estimated to be A$327.5 million.

Under U.S. GAAP, additional tax losses of A$105.2 million were recognized during the year ended June 30, 2004, as the benefits of these losses were considered more likely than not to be realised in future periods. The recognition of this benefit is a consequence of the announcement on July 22, 2004 that an agreement had been signed for the sale of Tones and the Yeast and Bakery Ingredients business. At June 30, 2004, it was considered more likely than not and virtually certain that the sale of Tones would complete, and consequently, the benefit of the tax losses which will be utilized upon completion of the sale met the criteria for recognition under Australian GAAP and U.S. GAAP. At June 30, 2004, it was considered more likely than not that the sale of the Yeast and Bakery Ingredients business would complete, however, it was not considered virtually certain. Hence, the benefit of tax losses which will be utilized upon completion of the sale met the criteria for recognition under U.S. GAAP but not Australian GAAP.

Self-insured workers’ compensation liabilities.

Goodman Fielder became a licensed self-insurer under the New South Wales Workers’ Compensation Act on April 1, 2001 and under the Victorian Accident Compensation Act on July 14, 2001. Both of its licences were subject to review as a consequence of our acquisition of Goodman Fielder.

After extensive analysis, Goodman Fielder declined an offer for a new self-insurance licence in New South Wales and the Goodman Fielder licence was discontinued on April 30, 2004. Provisions have been maintained in respect of the period of self-insurance in New South Wales from April 1, 2001 until April 30, 2004 as Goodman Fielder will retain this liability. Goodman Fielder accepted the offer of a new self-insured licence in Victoria effective July 9, 2004. In Victoria, self-insurers are responsible for all claims incurred after September 1, 1985 irrespective of the date their licence commenced.

Provisions have been made in respect of all employees in New South Wales and Victoria for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance based on an independent actuarial assessment plus a prudential margin. The actuarial assessment is based on a number of assumptions including those related to the long term nature of certain claims, the frequency and value of claims, wage rates, legislative environment, interest rates and a discount rate that is based on Australian Commonwealth Government Bond yields. Workers’ compensation for all remaining employees is insured commercially in compliance with the relevant state schemes.

As of June 30, 2004, under Australian GAAP, we have recorded provisions of A$48.4 million in respect of Goodman Fielder’s self-insurance liabilities.

Under U.S. GAAP, the provision for self-insurance claims is recorded on an undiscounted basis and without the use of a prudential margin. As of June 30, 2004 our, provisions were reduced by approximately A$2.5 millions under U.S. GAAP.

Contingent liabilities and claims

The Group is subject to litigation in the ordinary course of operations for which a provision of A$38.6 million has been recognised in the consolidated financial statements as of June 30, 2004. The Group does not believe it is engaged in any other legal proceedings for which provision has not been made which would be likely to have a material affect on its business, financial position or results of operations.

On April 23, 2003, the Dutch Court of Appeal in the Hague held that a flour shipment supplied by Meneba B.V., a Dutch company sold by Goodman Fielder in 1997, was entitled to be rejected by the purchasers of that flour and that the purchasers were also entitled to be repaid the purchase price, accrued interest, additional damages and legal costs. Goodman Fielder Limited had agreed in April 1997 to indemnify Meneba for all damages, costs or expenses in connection with this dispute. Meneba has the right to appeal the decision of the Dutch Court of Appeal to the Dutch Supreme Court. However, it is not possible to do this until the present proceedings, as pending before the Court of Appeal in the Hague, have resulted in a final judgment of the Dutch Court of Appeal and only then can a further appeal (against both the interim appeal judgment of April 23, 2003 and the final appeal judgment yet to be given) be lodged. On December 4, 2003, the plaintiff in the Dutch Court of Appeal proceedings (the purchasers of the flour) filed their Brief on Damages with the Court. The amount claimed by the plaintiffs in these proceedings as specified in their Brief on Damages is approximately U.S.$13.5 million (A$18.2 million). Meneba filed its Brief in Response to the plaintiffs’ Brief on Damages on January 15, 2004. The parties are in the process of exchanging written pleadings on the issue of damages. It is uncertain as to when a decision on the amount of damages will be made by the Dutch Court of Appeal, but it is not expected that a decision would be made before March 2005. Management currently estimates that damages for the repayment of the purchase price, accrued interest, additional damages and legal costs will be less than the amount claimed by the plaintiffs in their Brief on Damages. Goodman Fielder may also have liability with respect to separate proceedings to which Meneba is party before the Belgium Court of Cassation. These proceedings relate to an alleged breach of trademarks which were used on the flour sacks. The likely maximum potential liability of Meneba in these proceedings is U.S.$1.2 million (A$1.6 million) plus interest. There is some uncertainty surrounding our indemnification liability to Meneba, and the amount of our ultimate liability may be more or less than the amount ultimately awarded by the Dutch Court of Appeal and the Belgium Court of Cassation.

Recently Issued Accounting Pronouncements

Australian Accounting Pronouncements

International Accounting Standards

In August 2002, the Financial Reporting Council in Australia announced that Australia will adopt international accounting standards as of January 1, 2005. We will be required to reflect the adoption of international standards as of July 1, 2005.

In April 2004, the Australian Accounting Standards Board (“AASB”) released AASB1047 “Disclosing the Impacts of Adopting AASB Equivalents to IASB Standards”. This new local reporting requirement mandates companies to disclose their planning and progress in relation to adopting International Accounting Standards (“IAS”) as at June 30, 2004 and provide narrative explanations of key differences in accounting policies expected to result from the transition to IAS.

Our audited consolidated financial statements are prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Group’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IAS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

We have not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IAS.

Regulatory bodies that promulgate Australian GAAP and IAS have significant ongoing projects that could affect the differences between Australian GAAP and IAS described below and the impact of these differences relative to the Group’s financial reports in the future. The potential impact on the Group’s financial performance and financial position of the adoption of IAS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption.

The key potential effects of the conversion to IAS on the Group are as follows:

•	To the extent not already recognised, financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value;

•	Deferred income tax will be calculated based on the ‘balance sheet’ approach, which may result in more deferred tax asset and liabilities being recognised and, as tax effects follow the underlying transaction, some tax effects may be recognised in equity;

•	Intangible assets:

-	internally generated intangible assets will not be recognised;

-	intangible assets can only be revalued if there is an active market. This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IAS;

•	Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortised; and

•	Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash generating units has been impaired.

We are in the process of assessing and quantifying the key differences in accounting policies and disclosure that are expected to arise from adopting IAS. Steps are in place to formulate the changes required to existing accounting policies, procedures and systems in order to properly transition to the new accounting standards prior to the implementation date.

Directors and Executives Disclosure

In January 2004, the AASB issued AASB1046 “Director and Executive Disclosures by Disclosing Entities”. Under this new standard, we are required to disclose all major types of remuneration of each specified director and specified executive, specified director being the directors of the entity required to prepare the financial report and specified executive being at least five executives in the Group with the greatest authority.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information with respect to the persons who are current members of the Board of directors of Burns Philp or who are current executive officers of the Burns Philp Group.

Name	Age	Title
Graeme Hart	49	Chairman of the Board of directors
Thomas Degnan	56	Managing Director and Chief Executive Officer
Mark Burrows	60	Director
Bryce Murray	47	Director
Fred Smith	73	Director
Allen Hugli	41	Chief Financial Officer
Helen Golding	42	Company Secretary & Group Legal Counsel
Ronald Vela	43	Managing Director, Goodman Fielder New Zealand

Graeme Hart: Mr. Hart was appointed as a non-executive director and Deputy Chairman in September 1997 and was appointed Chairman on September 9, 2004. He is a member of the Nomination Committee and Remuneration Committee. Mr Hart is the Managing Director and owner of Rank Group Limited, a private investment company, which indirectly is the Company’s largest shareholder. Mr Hart is also a director of and, through Rank Group Limited, owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. Prior to joining the Company, Mr Hart was Chairman of Whitcoulls Group Limited, a New Zealand publicly listed stationery and book retail group operating in Australia and New Zealand.

Thomas Degnan: Mr. Degnan was appointed Managing Director and Chief Executive Officer in September 1997. Prior to joining us, Mr. Degnan was Group Vice President, Universal Foods Corporation, now Sensient Technologies Corporation, a North American based yeast and specialized food products manufacturer. Mr. Degnan is a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

Mark Burrows: Mr. Burrows was appointed as a non-executive director in October 1991 and as the lead independent director (as recommended by the ASX Best Practice Recommendations) on September 9, 2004. He is Chairman of the Audit & Risk Committee and became Chairman of both the Nomination and Remuneration Committees on August 26, 2004. An investment banker, Mr Burrows is currently Deputy Chairman of Brambles Industries Limited, Managing Director of Lazard LLC, London, Chairman of Lazard Australia Pty Limited and a director of John Fairfax Holdings Limited.

Bryce Murray: Mr. Murray was appointed as a non-executive director in June 2003 and is a member of the Audit & Risk Committee and its financial expert. Mr Murray is a senior executive of Rank Group Limited and has been employed by Rank Group Limited since 1996. Mr Murray is also a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. Mr Murray was previously a partner with Deloitte Touche Tohmatsu and in 1992 became the Chief Financial Officer of Whitcoulls Group Limited (a New Zealand public company whose major shareholder was Mr Hart).

Fred Smith: Mr. Smith was appointed as a non-executive director in March 1993 and is a member of the Audit & Risk Committee, Nomination Committee and Remuneration Committee. Mr Smith has been a director of public companies in Australia and the UK for the past 30 years. Mr Smith was formerly the Chief Executive Officer of APV plc, a UK based public company, a director of GEA Process Technologies GmbH and Executive Chairman of GEA Process Technologies (Asia Pacific), a Director and Deputy Chairman of Australian National Industries Limited, Chairman of Stallion Technologies Pty Limited and Chairman of Sastek Pty Limited.

Allen Hugli: Mr. Hugli was appointed Chief Financial Officer in November 1999. Prior to becoming our Chief Financial Officer, he was our Group Financial Controller. Prior to joining us, Mr. Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr. Hugli was formerly employed by Mr. Hart’s private company.

Helen Golding: Ms. Golding was appointed Company Secretary & Group Legal Counsel in April 1998. Ms. Golding joined us in January 1992 and has held various roles in our legal department.

Ronald Vela: Mr. Vela was appointed Managing Director of Goodman Fielder New Zealand in March 2001. Mr. Vela has held six senior executive positions over the last 16 years with Goodman Fielder, including Managing Director of Bluebird Foods Limited, Managing Director of Goodman Fielder New Zealand Limited and General Manager of Corporate NZ. Prior to joining Goodman Fielder, Mr. Vela was Finance Director of the Vela Group of Companies, which included Vela Fishing Limited and Vela Thoroughbreds.

Mr Alan McGregor was Chairman of the Company for the whole of the fiscal period but resigned as Chairman and director on August 11, 2004 due to ill health.

Directors and Executives Compensation

Directors Service Contracts

The Company or any of its controlled entities does not have service contracts providing for benefits upon termination of employment with any of its directors except Mr Degnan. However, Mr Smith and Mr Burrows are entitled to certain accrued benefits on retirement which have been fixed as at December 31, 2003 and adjusted thereafter by reference to the Consumer Price Index from January 1, 2004. Details of these benefits, and of Mr Degnan’s service contract, are discussed below or in note 28 to our audited financial statements.

The performance and compensation of the senior executives are reviewed annually by the Remuneration Committee and the Managing Director’s compensation is approved by the Board following a recommendation from the Remuneration Committee. The fees paid to the non-executive directors are within the combined amount approved by the shareholders. Executive compensation and other employment terms are reviewed annually having regard to performance during the year and relevant comparative information. The Board policy is to ensure that remuneration properly reflects the nature of the individual’s duties, responsibilities and ability to control financial performance so as to sufficiently attract, retain and motivate people of the highest calibre. Senior executives may receive a performance based incentive related to achievement of specific objectives, including profit achievement and operational goals. Senior executives who manage operations, other than Mr Degnan, also are eligible for annual performance based bonuses up to an amount equivalent to each of their respective base salaries, payable annually on achievement of EBIT, cashflow targets and individual objectives specific to their respective business units. These targets are determined by the Board. Directors and executive officers do not receive compensation in the form of stock options or other forms of equity based compensation. Unless otherwise specified in note 28 to the audited consolidated financial statements, senior executives’ employment with Burns Philp can be terminated upon the giving of written notice, which may be for periods of up to six months, or by lump sum payment equivalent to the salary for that notice period. Senior executives are also entitled to redundancy payments calculated by reference to years of service and final salary at the time of redundancy, with certain minimum payments being specified.

On November 5, 2003, the Company’s shareholders passed a resolution by which the aggregate remuneration of non-executive directors was increased from A$450,000 (exclusive of retirement benefits) to a total amount not exceeding A$900,000 in any one financial year.

Up until the end of 2003, Messrs. McGregor, Smith and Burrows were entitled to certain accrued benefits on retirement. At a Board meeting on November 5, 2003, it was resolved to discontinue director retirement arrangements. It was agreed that amounts accrued under existing arrangements be fixed as of December 31, 2003, and adjusted thereafter by reference to the Consumer Price Index from January 1, 2004. Any accrued benefit for a director is payable upon that person ceasing to be a director. Following his resignation on August 11, 2004, Mr McGregor was paid a retirement benefit of A$505,847 in accordance with this arrangement.

On November 5, 2003, the Board also passed a resolution adopting a composite fee model with effect from January 1, 2004. For the period July 1 to December 31, 2003 the basic annual fee paid to a non-executive director was A$60,000. An additional fee was paid to Mr Burrows for acting as Chair of the Audit & Risk Committee. Mr McGregor, as Chairman, was paid three times the basic annual fee, ie A$180,000. Statutory superannuation contributions were paid in addition to their directors’ fees. For the period commencing January 1, 2004, Mr McGregor, as Chairman, received fees on an annual basis of A$300,000 and the non-executive directors received fees on an annual basis of A$100,000. Mr. Hart and Mr. Murray did not receive directors’ fees for the financial period and do not currently receive fees in their respective positions as Chairman and director. These fees are inclusive of any compulsory superannuation contributions the Company is required to make. No additional fees are payable to any non-executive director for participation on any committee of the Board.

Please refer to note 28 of our audited financial statements which provides the remuneration details of all directors of the Company (specified directors) and the executives of the Group with the greatest authority (specified executives) and the nature and amount of the elements of their remuneration for the year ended June 30, 2004.

Board Practices

The Board of directors (the Board) oversees the business of the Burns Philp Group and is responsible for corporate governance of the Group.

The Board has taken account of the “Principles of Good Corporate Governance and Best Practice Recommendations” which were released by the Australian Stock Exchange (“ASX”) in March 2003 to provide guidance to listed entities on the standards they are expected to meet (ASX Best Practice Recommendations). We have also taken into account what is now the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (Cth).

As a debt issuer in the United States, we are also required to comply with all rules of the US Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission (“SEC”) regulations affecting governance, disclosure and accountability standards applicable to us.

The Board continues to review its corporate governance practices in the light of both Australian and international requirements. The Group has posted copies of its corporate governance practices to its website.

Set out below are our key corporate governance practices.

Board of Directors

The Board is responsible for the overall corporate governance of the Burns Philp Group and for determining its strategic direction. This includes the setting of goals, monitoring performance and ensuring the Group’s internal control and reporting procedures are adequate and effective.

Composition of The Board

The Board comprises members with a variety of skills, qualifications and expertise. Details of Board members, including their skills, experience, qualifications and term in office, are set out above. During the financial year ended June 30, 2004 there were five non-executive directors, three of whom were independent (for purposes of the ASX Best Practices Recommendations), and one executive director. On August 11, 2004, the Group’s independent non-executive Chairman, Mr McGregor, resigned due to ill health. Mr Hart was appointed Chairman on September 9, 2004. There have been no other changes in the composition of the Board subsequent to year end as at the date of this report.

The roles of Chairman and Chief Executive Officer of the Group have been kept separate which is consistent with the Group’s policy to maintain an appropriate division between the roles and responsibilities of the Board and management. The Board is continually reviewing its composition.

Nomination and appointment of directors

A Nomination Committee was established on March 3, 2004. Pursuant to its charter it will be the Nomination Committee’s responsibility to recommend potential new directors to the Board for its consideration. Nominations will be assessed using specific criteria and taking into account the necessary and desirable competencies of new Board members and the strategic direction of the Group.

New directors will be given an orientation regarding the Group’s businesses, corporate governance policies and reporting procedures.

Retirement and re-election of directors

The Board does not consider that a pre-determined restriction on the tenure of directors is appropriate. Such restriction may result in the loss of vital experience and expertise.

Our constitution requires that each director (other than the Managing Director) retires every three years. Retiring directors may offer themselves for re-election by the members. In addition, any directors appointed during the year must offer themselves for re-election at the next annual general meeting of the Company.

Mr Hart was appointed to the Board in September 1997. His current three year term of office expires in November 2006 when he will be eligible for re-election.

Mr Burrows was appointed to the Board in October 1991. His current three year term of office expired in November 2005 when he will be eligible for re-election.

Mr Smith was appointed to the Board in March 1993. His current three year term of office expires in November 2007 when he will be eligible for re-election.

Mr Murray was appointed to the Board in June 2003. His current three year term of office expires in November 2006 when he will be eligible for re-election.

Mr Degnan was appointed to the Board in September 1997. In accordance with our constitution, Mr Degnan, as Managing Director of the Company, is not subject to re-election. Mr Degnan has entered into an Employment Agreement with Burns Philp Inc to serve as Chief Executive Officer and President for a term expiring February 1, 2006, following which it will continue for an unspecified term by mutual consent.

The Nomination Committee will consider and recommend to the Board candidates for election or re-election to the Board.

Directors’ independence

The ASX Best Practice Recommendations consider a director

to be independent if they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment. When referring to independence in this Form 20-F, unless otherwise expressly stated, we are referring to independence as defined by the ASX Best Practice Recommendations only and not to independence as defined in the Sarbanes-Oxley Act or U.S. securities laws.

An independent director is a non-executive director (i.e. is not a member of management) who:

•	holds less than five percent of the voting shares of Burns Philp and is not an officer of, or otherwise associated directly or indirectly with, a shareholder of more than five percent of the voting shares of Burns Philp;

•	within the last three years has not been employed in an executive capacity by Burns Philp or another Group member, or been a director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to Burns Philp or another Group member, or an employee materially associated with the service provided;

•	is not a material supplier or customer of Burns Philp or another Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material contractual relationship with Burns Philp or another Group member other than as a director of Burns Philp;

•	has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Burns Philp; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Burns Philp.

The materiality thresholds are assessed on a case-by-case basis, taking into account the relevant director’s specific circumstances, rather than referring to a general materiality threshold.

The Board’s independent directors meet the definition of what constitutes independence as set out in the ASX Best Practice Recommendations. The independence of the directors is regularly reviewed and directors have an obligation to declare promptly any potential or active conflicts of interest.

The independent non-executive directors during the financial year ended June 30, 2004 were Mr Alan McGregor, Mr Mark Burrows and Mr Fred Smith.

Chairman

Burns Philp’s constitution authorises the Board to elect a Chairman to preside at meetings. The Board policy is to select the Chairman from among its non-executive directors. Mr Alan McGregor, an independent non-executive director, was Chairman from April 25, 1997 to August 11, 2004. On September 9, 2004, Mr Hart was appointed Chairman and Mr Burrows was appointed lead independent director.

The Chairman is responsible for the leadership of the Board, ensuring it is effective, setting the agenda of the Board, conducting the Board meetings and conducting the shareholder meetings.

It is current Board policy that the Chief Executive Officer of Burns Philp cannot become the Chairman during his term as Chief Executive Officer or in the future.

The role and responsibilities of the Board

The role and responsibilities of the Board are formally set out in the Board charter, which was adopted on August 26, 2004. Prior to this date the Board has followed the practices and procedures which have now been formalised in the charter. The Board charter clearly defines the matters that are reserved for the Board and those that the Board has delegated to management.

The specific responsibilities of the Board include:

•	appointment of the Chief Executive Officer and other senior executives and the determination of their terms and conditions including remuneration and termination;

•	driving the strategic direction of the Group, ensuring appropriate resources are available to meet objectives and monitoring management’s performance;

•	reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	approving and monitoring the progress of major capital expenditure, capital management, and significant acquisitions and divestitures;

•	approving and monitoring the budget and the adequacy and integrity of financial and other reporting;

•	approving the annual, half-yearly and quarterly accounts;

•	approving significant changes to the organizational structure;

•	approving the issue of any shares, options, equity instruments or other securities in the Group;

•	ensuring a high standard of corporate governance practice and regulatory compliance and promoting ethical and responsible decision making;

•	recommending to shareholders the appointment of the external auditor as and when their appointment or re-appointment is required to be approved; and

•	meeting with the external auditors, at their request, without management being present.

The Board has delegated to the Chief Executive Officer responsibility for the day-to-day operations and administration of the Company.

Meetings of the Board

The Board is scheduled to meet at least four times per year on a formal basis and holds additional meetings as may be necessary to address significant matters as they arise.

Performance evaluation

The Nomination Committee has the responsibility to evaluate the performance of the Board, its Committees and its individual directors. The Remuneration Committee evaluates the performance of key executives as part of their remuneration review. Performance evaluation for the Board and its members has previously been conducted by the Board on an informal basis.

Board Access To Information And Independent Advice

Burns Philp has in place a system to enable any of the directors to obtain external independent professional advice relating to his or her duties as a Board member, at the expense of Burns Philp and subject to prior consultation with the Chairman. To the extent required to enable them to carry out their duties, all directors also have access to the books and records of Burns Philp and may consult management and employees as required.

Company Secretary

The Company Secretary is responsible for ensuring that Board procedures and policies are followed and provides advice to the Board on corporate governance and legislative matters. All directors have unfettered access to the advice and services of the Company Secretary.

Board Committees

The Board has three committees, the membership of which is set out below.

	Audit & Risk		Remuneration
	Committee	Nomination Committee	Committee
Independent	Alan McGregor*	Alan McGregor*	Alan McGregor*
non-executive directors	Fred Smith	Fred Smith	Fred Smith
	Mark Burrows**	Mark Burrows**	Mark Burrows**

Non-executive directors	Bryce Murray***	Graeme Hart	Graeme Hart

Executive directors	N/A	N/A	N/A

*	Mr McGregor was a member of all three Committees and the Chairman of the Nomination Committee and Remuneration Committee until August 11, 2004.

**	Mr Burrows, in addition to being the Chairman of the Audit & Risk Committee, became Chairman of both the Nomination and Remuneration Committees on August 26, 2004.

***	Mr Murray became a member of the Audit & Risk Committee on August 26, 2004 and was appointed audit committee financial expert for Sarbanes-Oxley Act purposes. However, due to his association with Mr Hart and our major shareholder, Rank Group Limited, Mr Murray is not considered to be independent for the purposes of the Sarbanes-Oxley Act.

Each of the Committees has the authority to retain advisers and external legal counsel as appropriate.

Audit & Risk Committee

Composition

The role of the Audit & Risk Committee is set out in its charter. All members must be non-executive directors, the majority of whom must be independent. All members must be able to read and understand financial statements. Independent non-executive members must satisfy the independence requirements of the ASX Best Practice Recommendations. One of the members, Bryce Murray, is an audit committee financial expert as defined in Form 20-F under the Securities Exchange Act of 1934, as amended.

Under the charter, a director may not be both the Chairman of the Audit & Risk Committee and the Chairman of the Board of directors. Details of the Chairman and members, both during the financial period and currently, are set out in the table above.

Role

The primary function of the Audit & Risk Committee is to assist the Board in fulfilling its statutory and fiduciary responsibilities relating to:

•	the quality and integrity of Burns Philp’s financial statements, accounting policies and financial reporting and disclosure practices;

•	compliance with all applicable laws, regulations and company policy;

•	the effectiveness and adequacy of internal control processes;

•	the performance of Burns Philp’s external auditors and their appointment and removal;

•	the independence of the external auditor and the rotation of the lead engagement partner; and

•	the identification and management of business risks.

The Committee:

•	reviews the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports;

•	oversees financial reports and the results of the external audits of these reports;

•	recommends to the Board procedures for the selection and appointment of the external auditor and reviews performance and rotation of the lead engagement partner;

•	oversees Burns Philp’s risk management systems, practices and procedures; and

•	ensures that the non-audit services provided by the external auditor are consistent with the external auditors’ independence.

All audit and non-audit services provided by the external auditor require pre-approval by the Audit & Risk Committee.

Meetings of the Audit & Risk Committee.

The Committee is scheduled to meet at least four times per year on a formal basis and holds special meetings as necessary.

Meetings are attended from time to time, by invitation, by the other directors, the Chief Executive Officer, the Company Secretary, the Chief Financial Officer and the external auditor.

Nomination Committee

The Board established the Nomination Committee on March 3, 2004.

Composition

The Committee must comprise at least three non-executive directors, the majority of whom should be independent. The Board may appoint additional non-executive directors to the Committee or remove and replace members of the Committee by resolution.

Details of the Chairman and members of the Committee, both during the financial period and currently, are set out in the table on page 63.

Role

The primary function of the Nomination Committee is to:

•	identify and recommend to the Board candidates for the Board after considering the necessary and desirable competencies of new Board members to ensure the appropriate mix of skills and experience and after assessment of how the candidates can contribute to the strategic direction of Burns Philp;

•	approve and review induction procedures for new appointees of the Board to ensure that they can effectively discharge their responsibilities;

•	assess and consider the time required to be committed by a non-executive director to properly fulfil their duty to Burns Philp and advise the Board;

•	consider and recommend to the Board candidates for election or re-election to the Board at each annual shareholders’ meeting;

•	review directorships in other public companies held by or offered to directors and senior executives of Burns Philp;

•	review succession plans for the Board with a view to maintaining an appropriate balance of skills and experience on the Board;

•	arrange an annual performance evaluation of the Board, its Committees and individual directors;

•	make recommendations to the Board on the appropriate size and composition of the Board; and

•	make recommendations to the Board on the terms and conditions of appointment to, and removal and retirement from, the Board.

Meetings of the Nomination Committee

The Committee will meet at least once per year on a formal basis and additionally as circumstances may require.

Remuneration Committee

The Board established the Remuneration Committee on March 3, 2004.

Composition

The Committee must be comprised of at least three directors, the majority being independent non-executive directors. The Board may appoint such additional non-executive directors to the Committee or remove and replace members of the Committee by resolution.

Details of the Chairman and members of the Committee, both during the financial period and currently, are set out in the table above.

Role

The primary purpose of the Committee is to support and advise the Board in fulfilling its responsibilities to shareholders by:

•	reviewing and approving the executive remuneration policy to enable Burns Philp to attract and retain executives and directors who will create value for shareholders;

•	ensuring that the executive remuneration policy demonstrates a clear relationship between key executive performance and remuneration;

•	recommending to the Board the remuneration of executive directors;

•	fairly and responsibly rewarding executives having regard to the performance of Burns Philp, the performance of the executive and the prevailing remuneration expectations in the market;

•	reviewing Burns Philp’s recruitment, retention and termination policies and procedures for senior management;

•	reviewing and approving the remuneration of direct reports to the Managing Director, and as appropriate, other senior executives; and

•	reviewing and approving any equity based plans and other incentive schemes.

Meetings of the Remuneration Committee

The Committee meets once a year on a formal basis and additionally as circumstances may require.

Employees

At June 30, 2004 we had approximately 13,980 employees distributed as follows:

Business Segment	Employees
Yeast and Bakery Ingredients
North America	355
Europe	440
Latin America	1,325
Asia Pacific	2,545
R & D / Admin	50

Total Yeast and Bakery Ingredients	4,715
Herbs and Spices	565
Goodman Fielder Australia	4,795
Goodman Fielder New Zealand	2,595
Other(1)	1,270
Corporate	40

Total employees	13,980

(1)	Includes employees of the Goodman Fielder International businesses in the Asia Pacific region.

These employee numbers include approximately 940 people employed in joint venture operations in which our ownership interest is 50% or less.

As of June 30, 2004, approximately 7,100 of our employees belong to unions or are covered by collective bargaining agreements. We believe the relationship between our management and the unions is generally good.

As a result of the sale of Tones and the Yeast Group subsequent to June 30, 2004, the Group has significantly reduced its total number of employees. On a proforma basis giving effect to such sales, we had approximately 8,700 employees at June 30, 2004 of which approximately 4,330 belong to unions or are covered by collective bargaining agreements. Of these employees, approximately 90% are subject to collective bargaining agreements which expire within the next year.

Share Ownership

The table below details shareholdings of Directors and Executive Officers at October 31, 2004:

			% of total
			beneficially
Directors and Executive Officers	Ordinary Shares	CP Shares(1)	owned
Graeme Hart	1,091,671,101	537,644,211	57.6
Thomas Degnan	3,391,050	619,122	*
Mark Burrows	5,843	—	*
Bryce Murray	—	—	—
Fred Smith	13,723	5,779	*
Allen Hugli	210,571	100,000	*
Helen Golding	—	—	—
Ronald Vela	50,000	—	*

Directors and Executive Officers as a Group (8 persons):	1,095,342,288	538,369,112	57.8%

*	less than 1%.

(1)	A total of 799,022,733 CP Shares were issued in August 2001. Mr. Hart acquired 537,644,211 CP shares in August 2001.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of October 31, 2004, we had outstanding:

•	2,031,838,743 ordinary shares; and

•	797,295,952 CP Shares, each of which are convertible, subject to their terms, into one ordinary share.

The CP Shares do not, until exercised for or converted into ordinary shares, have general voting rights. No shareholder has voting rights that differ from any other holder of those shares.

Beneficial Owners

The following tables set forth certain information regarding beneficial ownership of our ordinary shares as of October 31, 2004, by each person who is known by us to own beneficially 5% or more of the outstanding shares of each class of our voting shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities as well as the right to acquire securities under options and convertible securities. In computing the number of shares beneficially owned by a person and the percent of ownership of that person, shares subject to options and warrants such as our CP Shares held by that person that are presently exercisable or will become exercisable within 60 days are deemed outstanding. These shares are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by them.

Shareholdings of 5% Beneficial Owners

Beneficial Ownership of Ordinary Shares

Beneficial Owner	Number	% of shares beneficially owned
Graeme Hart(1)	1,629,315,312	57.6

(1)	Mr. Hart’s beneficial ownership of ordinary shares shown above is represented by:

•	1,091,671,101 issued ordinary shares (250,000,089 of which were issued on December 12, 2002, 350,000,000 of which were issued on March 26, 2003, 351,634,600 of which were issued on June 10, 2003, and 34,494,086 of which were issued on September 4, 2003) in each case pursuant to the exercise of 2003 options; and

•	537,644,211 shares represented by Converting Preference (“CP”) Shares.

These shares are held by Millstreet Investments Limited and Kintron Developments Limited, controlled entities of Rank Group Limited, of which Mr. Hart is the owner.

The CP Shares do not carry any general voting power. As of October 31, 2004, Mr. Hart had present voting power of 53.7% of our outstanding ordinary shares. There is no difference in the voting rights of ordinary shares held by Mr Hart.

Except for changes in Mr. Hart’s beneficial shareholdings, there has not been any significant change in the percentage ownership by any existing shareholder during the past three years.

Domicile of Shareholders

	Ordinary Shares		CP Shares

	Number of	Number of	Number of	Number of
	Holders(1)	Securities	Holders(1)	Securities
Australia	29,107	797,593,535	6,712	240,613,501
United States	66	1,637,890	3	23,972
Other	4,624	1,232,607,318	873	556,658,479

Total	33,797	2,031,838,743	7,588	797,295,952

(1)	Since certain of the shares are held by brokers or other nominees, the above numbers are approximations and not representative of the actual number of United States and Australian persons who are beneficial owners.

Certain Relationships and Related Party Transactions

From time to time, our directors, directors of our controlled entities or their close family members may purchase goods from us. These purchases are on the same terms and conditions as our employees or customers and are trivial in nature.

Each of our directors, other than Mr. Murray, holds ordinary shares. Each of our directors, other than Mr. Burrows and Mr. Murray, holds CP Shares. See “Directors, Senior Management and Employees – Share Ownership”. Each director will participate in benefits which they are entitled to receive as the result of holding the ordinary shares and CP Shares in accordance with the relevant terms of the securities. All transactions in our shares, 7.5% Notes and CP Shares have been on the same terms and conditions as those generally available to other security holders.

Each of our directors, other than Mr. Murray, also held 7.5% Notes issued by Burns Philp Food North America Inc., one of our controlled entities. Each of our directors participated in benefits which they were entitled to receive as the result of holding the 7.5% Notes in accordance with their terms. We repurchased all the 7.5% Notes between June 30, 2001, and December 31, 2001.

At our extraordinary general meetings held in February 1998, June 1999, June 2001 and July 2003, our ordinary shareholders approved, by the majority required by relevant Australian statutes and the ASX Listing Rules, a series of resolutions which, among other things, authorized:

•	the issue by us of our 7.5% Notes;

•	the issue by us of our 2003 options;

•	the issue by us of our CP Shares;

•	the exercise of 2003 options by Mr. Hart, or certain of his affiliates, without being required to make a full takeover offer for us; and

•	the making of an offer by us to buy back our 7.5% Notes.

Under Australia’s corporations legislation and the ASX Listing Rules, Mr. Hart and his related parties were not permitted to vote on resolutions in which they were directly interested. Accordingly, those resolutions that dealt with matters which conferred benefits on Mr. Hart and his related parties were approved by the requisite majority of the balance of our shareholders.

Additional information regarding related party transactions is disclosed in notes 26 and 28 of our audited financial statements.

FINANCIAL INFORMATION

The consolidated statements and other financial information are contained in the section “Financial Statements”.

Dividend Distribution Policy

Holders of ordinary shares are entitled to receive dividends, where there are profits available for the payment of dividends, as declared from time to time. Holders of CP Shares are entitled to receive, where there are profits available for the payment of a dividend, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking.

Significant Developments Since June 30, 2004

As mentioned previously, on July 22, 2004 the Group announced it had entered into agreements to sell its Yeast Group and Tone Brothers, Inc., its Herbs and Spices business, to ABF for a total price of U.S.$1.35 billion.

The sale of Tones was completed on September 3, 2004 for gross proceeds of U.S.$175.0 million. The sale of the Yeast Group was completed on September 30, 2004 for gross proceeds of U.S.$1,175.0 million.

Approximately A$1.5 billion from the proceeds of the sales were used to repay the Group’s senior secured debt.

The financial effects of these transitions have not been reflected in the financial statements for the year ended June 30, 2004 as they occurred subsequent to balance date.

THE OFFER AND LISTING

Price History and Markets

We are listed and our ordinary shares are quoted on the Australian Stock Exchange (“ASX”) and the New Zealand Exchange (“NZX”). Our 7.5% Converting Preference Shares (CP Shares) are quoted on the ASX.

ADRs, each representing six ordinary shares, have been issued by JP Morgan Chase Bank, NA (formerly Morgan Guaranty Trust Company of New York) as Depositary and are quoted on the Over-the-Counter (‘OTC’) Bulletin Board.

Goodman Finance Limited, a wholly owned subsidiary of the Company incorporated in New Zealand, has issued NZ$212.5 million capital notes (New Zealand Capital Notes). Quotation and trading of the New Zealand Capital Notes on the NZX commenced on 1 July 2003.

The following table sets forth the high and low sales prices for the periods indicated of Burns, Philp & Company Limited ordinary shares and 7.5% Converting Preference Shares as reported by the ASX:

			Per Converting
	Per Ordinary Share (A$)		Preference Share (A$)
	High	Low	High	Low
Year
2000	0.68	0.26	—	—
2001	0.57	0.38	—	—
2002	0.74	0.36	0.74	0.41
2003	0.76	0.43	0.77	0.43
2004	0.92	0.51	0.92	0.55
Financial Quarter
September 03	0.92	0.66	0.92	0.68
December 03	0.71	0.54	0.72	0.57
March 04	0.64	0.51	0.67	0.55
June 04	0.71	0.56	0.73	0.60
September 04	0.80	0.65	0.83	0.70
Month
June 04	0.71	0.61	0.73	0.64
July 04	0.80	0.68	0.83	0.71
August 04	0.75	0.65	0.77	0.70
September 04	0.75	0.69	0.76	0.71
October 04	0.81	0.70	0.82	0.73
November 04	0.86	0.79	0.92	0.82

ADDITIONAL INFORMATION

Constitution

Burns, Philp & Company Limited is a corporation organized in Australia under the Corporations Act, 2001 (Corporations Act). It is registered in Australia, under the Australian company number (“ACN”) 000 000 359.

The following information includes summary descriptions of matters governed by the constitution of the Company and is not meant to be a complete description. This information is qualified in its entirety by reference to the copy of the constitution of the Company, which is listed as an exhibit to this Annual Report and incorporated by reference herein.

Our objects and purposes

Our constitution does not contain a statement of our objects and purposes. As a company regulated by the Corporations Act we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares and debentures, to grant options over unissued shares, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging our uncalled capital to grant a floating charge over our property, to arrange for the Company to be registered or recognised in any place outside Australia and to do any other act permitted by any law together with the powers set forth in our constitution.

Contracts with Directors

Under article 80(c) of our constitution, except as provided in the Corporations Act or the Listing Rules of the ASX, a director:

(i)	who has an interest in a matter may vote in respect of that matter if it comes before the directors and be counted as part of the quorum;

(ii)	may enter into contracts with, or otherwise have dealings with, the Company, and

(iii)	may hold other offices in the Company.

Under the Corporations Act, however, a director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other non-interested directors pass a resolution identifying the nature and extent of the interest and that the directors are satisfied that the interest should not disqualify the director from voting or being present or a declaration is made by the Australian Securities and Investments Commission permitting that director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191 of the Corporations Act where the director’s interest:

(i)	arises because the director is a shareholder of the Company in common with other shareholders; or

(ii)	arises in relation to the director’s remuneration as a director of the Company; or

(iii)	relates to a contract the Company is proposing to enter into that is subject to shareholder approval and will not impose obligations on the Company if not approved by shareholders; or

(iv)	arises merely because the director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to the company; or

(v)	arises merely because the director has a right of subrogation in relation to a guarantee or indemnity referred to in (iv); or

(vi)	relates to a contract that insures, or would insure, the director against liabilities the director incurs as an officer of the company (but only if the company or a related body corporate is not the insurer); or

(vii)	relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Corporations Act or any contract relating to such an indemnity; or

(viii)	is in a contract, or proposed contract, with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of that related body corporate.

If, because of the interest of directors in a particular matter, the meeting does not have a sufficient number to form a quorum, one or more directors may call a general meeting of shareholders to consider the matter and interested directors are entitled to vote on any proposal to requisition such a meeting.

Directors’ remuneration is one of the exceptions under section 191 of the Corporations Act to the prohibitions against being present and voting on any matter in which a director has a material personal interest, subject to limitations described under the paragraphs titled “Director’s Remuneration”.

Director’s Remuneration

Under article 70 of our constitution, the aggregate annual amount to be paid to our non-executive directors shall be as the directors determine and, if required by the Listing Rules of the ASX, in an amount not exceeding in aggregate a maximum sum approved by our shareholders. Details of amounts paid to our directors are set out under the paragraphs titled “Directors Service Contracts”. The Listing Rules of the ASX presently require shareholders to approve the maximum aggregate fees to be paid to our non-executive directors. On November 5, 2003, the Company’s shareholder passed a Resolution by which the aggregate remuneration of non-executive directors was increased from A$450,000 (exclusive of retirement benefits) to a total amount not exceeding A$900,000 in any one financial year.

Under article 88 of the Company’s constitution, the managing director shall, subject to the Corporations Act, the Listing Rules of the ASX and the terms of any agreement between the Company and the managing director, receive remuneration as the directors decide.

Borrowing Powers

Article 73(a) of our constitution empowers our directors, subject to the Corporations Act and the Listing Rules of the ASX, to manage the business of the Company. The directors may exercise all powers of the Company which are not, by the Corporations Act, the Listing Rules of the ASX or any other provision of the constitution, required to be exercised by the Company in general meeting. Without limiting the generality of article 73(a) of the constitution, article 73(b) of the constitution provides that the directors may exercise all the powers of the Company:

(i)	to borrow money, to charge any property or business of the Company or all or any of its uncalled capital; and

(ii)	to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

Such powers may only be changed by amending the constitution, which requires a special resolution (i.e. a resolution passed by at least 75% of the votes cast by members present and entitled to vote on the resolution and notice of which has been given in accordance with the Corporations Act).

Age Limit of directors

There is no age limit of directors contained in the Company’s constitution, nor the Corporations Act.

Director’s Shareholding Qualification

There is no requirement for a director to hold shares in the Company.

Share rights – Ordinary Shares

The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and are summarised as follows:

(a) Profits and dividends

Under article 90 of the Company’s constitution, subject to the Corporations Act and any special rights or restriction attached to any shares, the directors may from time to time determine that a dividend is payable. The directors may fix the amount, the time for payment and the method of payment of a dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other securities in another body corporate (or any combination of them).

All dividends unclaimed may be invested or otherwise used by our directors for the benefit of the Company until claimed or otherwise disposed of according to law including, but not limited to, any law relating to unclaimed monies. No dividend will bear interest against the Company.

Dividends are only payable out of our net profit. All dividends must be paid in proportion to the amounts paid up on the shares (but not amounts paid up in advance).

Our directors may, before paying any dividend, set aside out of profits such sums as they think proper as reserves, to be applied, at the discretion of our directors, for any purpose for which the profits of the Company may be properly applied. Our directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

(b) Voting rights

Subject to the Company’s constitution, the material portions of which are summarised herein, at a general meeting, each ordinary shareholder entitled to attend and vote may attend and vote in person, proxy, attorney or representative. At a general meeting, a resolution put to the vote will be decided on a show of hands unless a poll is demanded in accordance with the Corporations Act. On a show of hands, every ordinary shareholder present in person or by representative with the right to vote on the resolution has one vote. On a poll, every ordinary shareholder present with the right to vote on the resolution has one vote for every fully paid share and, in the case of a partly paid ordinary share, that fraction of a vote equivalent to the proportion that the amount of capital paid up on the shares bears to the total amount paid and payable for that share. A shareholder is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the shareholder in respect of shares in the company have been paid. Except in the case of a resolution, which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the shareholders present. Where a special majority is required the resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

(c) Voting and re-election of directors

The combined operation of the Company’s constitution and the Listing Rules of the ASX, is such that no director of the Company, apart from the managing director, may hold office for a continuous period in excess of 3 years or past the third annual general meeting following the director’s appointment, whichever is the longer, without offering himself or herself for re-election. A retiring director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and will hold office until the end of the meeting at which the director retires.

Subject to the Corporations Act, the Company may at any time by resolution passed in a general meeting, appoint any person to be a director or remove any director from office. Subject to the Corporations Act, the directors can also at any time appoint any person as a director. That person, other than the managing director, will hold office until the end of the next following annual general meeting and will be eligible for election at that meeting without needing to give any prior notice. The Company’s constitution does not require that directors stand for re-election at staggered intervals.

Under the Corporations Act, the election or re-election of each director by shareholders at a general meeting of a public company must proceed as a separate item, unless the shareholders first resolve that the elections or re-elections may be voted on collectively. Such a resolution is effective only if no votes are cast against that resolution. Any resolution electing or re-electing two or more directors in contravention of this requirement is void. Ordinary shares do not have cumulative voting rights.

(d) Winding up

Subject to the rights or restrictions attached to any share or classes of shares on issue at the relevant time, if the Company is wound up, the property of the Company available for distribution among the members shall be divided among the members in proportion to the shares held by them irrespective of the amounts paid up or credited as paid up on the shares. The Company may deduct from any such distribution to a member all sums of money payable by the member to the Company on account of calls or otherwise in relation to the shares in the Company.

If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may vest any part of the assets in trustees for the benefit of the members as the liquidator thinks fit.

(e) Redemption and sinking fund provisions

We do not have any class of shares on issue that is subject to any redemption or sinking fund provisions.

(f) Liability to further Capital Calls

Our directors may only make calls on shareholders in respect of money unpaid on their shares by giving notice in accordance with the Company’s constitution and the Listing Rules of the ASX. All shares currently on issue are fully paid.

There are no provisions in our constitution which discriminate against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Share Rights – 7.5% Converting Preference Shares

The rights attaching to our 7.5% Converting Preference Shares (“CP Shares”) are set out in the Corporations Act, the Company’s constitution and their terms of issue (“Issue Terms”). The material rights are set forth in the summary set out below:

(a) Profits and dividends

Holders of CP Shares are entitled to receive where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking.

(b) Voting rights

Each holder of CP Shares has the same right as the holders of ordinary shares to receive notices, reports, audited accounts and balance sheets of the Company and to attend general meetings. A CP Share does not confer upon its holder the right to vote at any general meeting of the Company unless:

a)	as at the date of the meeting any dividend entitlement (or part of a dividend entitlement) in respect of the CP Share is in arrears (“arrears” meaning that a dividend entitlement has been declared and is unpaid);

b)	the meeting is held during the winding up of the Company; or

c)	the business of the meeting includes the consideration of:

i)	a proposal for reducing the share capital of the Company;

ii)	a proposal to wind up the Company;

iii)	a resolution to approve the terms of a buy-back agreement;

iv)	a proposal directly affecting any of the rights or privileges attached to the CP Share; or

v)	a proposal for the sanctioning of a disposal of the whole of the Company’s property, business and undertaking,

but in the case of subparagraph (c) above the holder of that CP Share is not entitled to vote generally at the meeting, but only on the proposal or resolution described in subparagraph (c).

(c) Winding up

In the event of winding up of the Company, holders of the CP Shares rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Variation of rights attaching to our shares

The Corporations Act provides that if a company’s constitution sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with that procedure.

Article 8 of the Company’s constitution provides that the rights attached to any class of shares (unless otherwise provided by the terms of issue of a class of shares) may only be varied with the written consent of the holders of three-quarters of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class.

The Issue Terms of the CP Shares require that the rights, privileges, limitations and restrictions attaching to the CP Shares may not be varied, altered or abrogated unless, at a meeting of holders of CP Shares at which holders of at least 2% of the nominal amount of the issued CP Shares are represented, a resolution in favour of that variation, alteration or abrogation is passed by at least 75% of the votes cast by the holders of the CP Shares entitled to vote on the resolution.

Convening general meetings

Under our constitution, our directors may convene and arrange to hold a general meeting of our Company whenever they think fit and must do so if required to do so under the Corporations Act. Under the Corporations Act, our directors must call and arrange to hold a meeting of the Company if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the special general meeting or 100 shareholders entitled to vote at the meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of our Company at their own expense.

At least 28 days notice must be given of a meeting of our shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act, to vote at general meetings of our Company. All holders of CP Shares have the right to attend but no right to vote at member’s meetings.

Change in Control

There are no provisions in our constitution that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its controlled entities.

Substantial shareholder disclosure and limitations

There is no provision in our constitution that requires a shareholder to disclose the extent of their ownership of our shares.

Under the Corporations Act, however, any person who begins or ceases to have a substantial holding in our shares must, within two business days, give us notice of that acquisition or disposal. A further notice must be given to us by a substantial shareholder within a similar period if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to the ASX. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section “Corporations Act 2001” below.

We have a statutory right under the Corporations Act to trace the beneficial ownership of shares held by any shareholder, by giving a direction to that shareholder requiring disclosure to us of, among other things, the name and address of each other person who has a relevant interest in those matters, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest. Such disclosure must, except in certain limited circumstances, be provided within two business days.

There are additional restrictions under the Listing Rules of the ASX and under the Corporations Act on the Company undertaking transactions with such substantial shareholders. This includes, but is not limited, to the prohibition on issuing securities to a substantial shareholder without obtaining shareholder approval. If the substantial shareholder is also a “related party” of the Company, any transaction with that related party may also be subject to shareholder approval.

Limitations on owning securities

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote shares in our Company. All these limitations also apply to the holders of the ADRs, issued by our depositary in the United States.

(a) Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975. That statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company or any acquisition that results in one foreign person including a corporation or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership. The statute requires any persons proposing to make any such acquisitions to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred, the Treasurer has the power to order divestment.

(b) Corporations Act 2001

The Corporations Act prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would have more than 20% of the voting power in us. Voting power is calculated by aggregating the relevant interests in shares held by a person and that person’s associates. The prohibition is subject to certain limited exceptions, which must strictly be complied with to be applicable.

In addition, under the Corporations Act, any person who begins to have, or ceases to have a substantial shareholding in our voting shares (or where there is a 1% change in such holding), must give a notice to us and to the ASX providing certain prescribed information, including their name and address and details of their relevant interests in our voting shares. Such notice must, generally, be provided within two business days.

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concept of ‘associate’ is broadly defined in the Corporations Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they:

(i)	are the holder of that share;

(ii)	have power to exercise, or control the exercise of, a right to vote attached to that share; or

(iii)	have power to dispose of, or control the exercise of a power to dispose of, that share.

It does not matter how remote the relevant interest is or how it arises. If two or more persons can jointly exercise any one of these powers, each of them is taken to have a relevant interest. Nor does it matter that the power or control is express or implied, formal or informal, exercisable either alone or jointly with someone else or if the exercise of the power would result in a breach of contract, trust or other arrangement or understanding.

(c) The American Depositary Receipts Agreement

Pursuant to the Deposit Agreement among JP Morgan Chase Bank, NA as depositary, and us, and the record holders from time to time of all American Depositary Receipts (“ADRs”) issued thereunder, record holders of ADRs must comply with our requests for information as to the capacity in which such holders own ADRs and related ordinary shares as well as to the identity of any other person interested in such ADRs and related ordinary shares and the nature of such interest.

Material Contracts

The following descriptions of material contracts are not meant to be complete and are qualified in their entirety by reference to the copies of such agreements which are filed as exhibits to this Annual Report and incorporated by reference herein.

Sale of Yeast and Bakery Ingredients business and Herbs and Spices business

On July 22, 2004, we announced we had entered into agreements to sell our Yeast and Bakery Ingredients business (“the Yeast Group”) and Tone Brothers, Inc. (“Tones”), our Herbs and Spices business, to Associated British Foods, Plc (“ABF”) for a total price of U.S.$1.35 billion (approximately A$1.9 billion). Each of the agreements, including purchase price, was negotiated at arms length between ABF and us and contains covenants, representations, warranties and indemnities of the sort customarily found in such agreements.

Sale of Yeast and Bakery Ingredients business

On September 30, 2004 we announced we had completed the sale of the Yeast Group to ABF for gross proceeds of U.S.$1,175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing asset and liability adjustments, in accordance with the terms and conditions set out in the agreement.

Sale of Tones

On September 3, 2004 we announced we had completed the sale of Tones to ABF for gross proceeds of U.S.$175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing net asset adjustments, in accordance with the terms and conditions set out in the agreement.

Unsecured Funding Arrangements

On June 21, 2002, Burns Philp Capital Pty Limited, our wholly-owned Australian subsidiary, issued U.S.$400 million aggregate principal amount of 9 ¾% senior subordinated notes due 2012, which are payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2003. These notes, which we refer to as the senior subordinated notes due 2012, were issued pursuant to an indenture, dated as of June 21, 2002, by and among Burns Philp Capital Pty Limited, Burns Philp, certain of our controlled entities and the Bank of New York, as trustee.

On February 20, 2003, Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., our wholly owned U.S. subsidiary, co-issued U.S.$210 million aggregate principal amount of 10 ¾% senior subordinated notes due 2011, which are payable semiannually in arrears on February 15 and August 15, commencing on August 15, 2003. These notes, which we refer to as the senior subordinated notes due 2011, were issued pursuant to an indenture, dated as of February 20, 2003, by and among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burn Philp, certain of our controlled entities and Wells Fargo Bank, N.A., as trustee.

The senior subordinated notes due 2012 and senior subordinated notes due 2011 are: a) unsecured senior subordinated obligations of Burns Philp Capital Pty Limited (and also of Burns Philp Capital (U.S.) Inc., with respect to the senior subordinated notes due 2011); b) ranked equally with the senior subordinated indebtedness of the issuer or issuers, as applicable, and each guarantor; c) subordinated in right of payment to all existing and future senior indebtedness of the issuer or issuers, as applicable, or each guarantor; and d) fully and unconditionally guaranteed on an unsecured senior subordinated basis by Burns Philp and certain of our existing and future controlled entities.

On June 16, 2003, Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. co-issued U.S.$100 million aggregate principal amount of 9 ½% senior notes due 2010, which are payable semiannually in arrears on May 15 and November 15, commencing on November 15, 2003. These notes, which we refer to as the senior notes due 2010, were issued pursuant to an indenture, dated as of June 16, 2003, by and among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S. ) Inc., Burns Philp, certain of our controlled entities and Wells Fargo Bank, N.A., as trustee.

The senior notes due 2010 are: a) unsecured senior obligations of each of the co-issuers; b) ranked equally with the senior indebtedness of each of the co-issuers and each guarantor; c) senior in right of payment to any existing and future senior subordinated or subordinated obligations of the co-issuers or each guarantor; and d) fully and unconditionally guaranteed on an unsecured senior basis by Burns Philp and certain of our existing and future controlled entities.

On April 22, 2004, the Company consummated each of the exchange offers for its unregistered senior subordinated notes due 2010, senior subordinated notes due 2011 and senior notes due 2010, in each case for a new series of notes identical in all material respects to the corresponding unregistered notes and registered under the Securities Act of 1933, as amended. Holders tendered and the exchange offers were consummated for, 100% of all such notes outstanding. Unless otherwise indicated, references in this Form 20-F refer to the outstanding registered senior and senior subordinated notes.

Covenants

The indentures for each of the senior notes due 2010 and the senior subordinated notes due 2011 and 2012 contain certain covenants including, among others, the following:

•	limitations on indebtedness;

•	limitations on restricted payments;

•	limitations on restrictions on distributions from restricted controlled entities;

•	limitations on the sale of assets and subsidiary stock;

•	limitations on affiliate transactions;

•	limitations on the sale or issuance of capital stock of restricted controlled entities and issuer or issuers, as applicable;

•	limitations on changes of control;

•	limitations on guarantees of company indebtedness and on the issuer or issuers, as applicable; and

•	limitations on merger and consolidation.

In addition, the indenture for our senior notes due 2010 contains certain covenants regarding limitations on liens and limitations on sale/leaseback transactions.

If an event of default occurs and is continuing with respect to a series of notes, the trustee for that series of notes or the holders of 25% in principal amount of the outstanding notes of that series may declare the principal and any accrued, but unpaid, interest on all those notes to be due and payable.

This description of the senior notes due 2010 and senior subordinated notes due 2011 and 2012, and their respective indentures, is for summary purposes only and is qualified in its entirety by the terms of the respective indentures for the notes incorporated by reference in the exhibits to this Form 20-F.

New Zealand Subordinated Capital Notes

On January 16, 2003, we entered into a NZ$250.0 million subordinated bridge loan maturing on November 28, 2003 to facilitate our acquisition of Goodman Fielder, among other purposes. We drew down NZ$175.0 million under this bridge loan.

We commenced an underwritten offering in New Zealand of subordinated capital notes on May 5, 2003. As of the closing date of the offer on June 27, 2003, we had issued NZ$212.5 million of New Zealand subordinated capital notes (approximately A$193.1 million based on an exchange rate of A$1:NZ$1.0968 as of June 30, 2004), a portion of the proceeds of which was applied to repay our subordinated bridge facility in full. These subordinated capital notes have been issued by a newly created subsidiary of ours and are general unsecured, subordinated obligations of this subsidiary, guaranteed by Burns Philp and certain of our controlled entities on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and our controlled entities, including the Notes. The subordinated capital notes contain limiting covenants, including limitations on our ability to incur additional debt and to pay dividends on our ordinary shares if the ratio of our net total debt to last twelve months EBITDA, each as defined in the agreements governing the subordinated capital notes, exceeds 5.00 to 1 prior to December 31, 2004, and 4.75 to 1 thereafter, and the holders of these notes have limited rights in the event of a non-payment. The subordinated capital notes do not contain cross-default provisions. The subordinated capital notes have been issued in two series; approximately NZ$175.0 million were issued in a series which will mature in December 2008 and the remainder will mature in November 2011. Thirty business days prior to the initial maturity date of each series of subordinated capital notes, the issuer of the subordinated capital notes will issue a notice to the holders of the subordinated capital notes of the relevant series that it will restate the terms of such series of subordinated capital notes or redeem all, or a portion of, such series of subordinated capital notes for cash equal to their principal amount. Holders of the affected series of subordinated capital notes may accept or reject the restated terms. However, the issuer of the subordinated capital notes may, at its option, elect that it, or Burns Philp, or a subsidiary of Burns Philp, will redeem the affected series of subordinated capital notes regardless of whether any holders of the affected series of subordinated capital notes accept or reject the restated terms. The issuer may redeem the affected series of subordinated capital notes for either cash equal to the principal amount of the affected series (subject to the payment not causing a breach of any covenant of any prior-ranking financial indebtedness) or ordinary shares of Burns Philp, the aggregate value of which equals the aggregate principal amount of the affected series outstanding at the time of redemption with the value of the ordinary shares deemed to be equal to 95.0% of the weighted average ordinary share price on the Australian Stock Exchange during the ten business days prior to the initial maturity date of the affected series.

Former Secured Senior Funding Agreements

Secured Senior Share Acquisition Bridge Facility

On March 4, 2003 we entered into an A$1.35 billion secured senior share acquisition bridge facility in order to, among other things, fund acceptances of our offer for Goodman Fielder shares and related expenses, refinance our then existing secured senior indebtedness and fund our working capital requirements. On March 13, 2003 we drew the entire amount available under this facility and used a portion of the proceeds to refinance our former secured funding agreement, including our U.S.$425.0 million term loan facility. On April 4, 2003, we repaid the A$1.35 billion secured senior share acquisition bridge facility in full from, among other sources, a portion of the funds drawn down under our Term A loan facility and our Term B secured senior loan facility.

Term A Loan Senior Funding Agreement

On January 16, 2003, we entered into A$1.4 billion five year senior secured credit facilities, comprised of an A$1.3 billion secured senior term loan facility, referred to as our Term A loan facility (available for the purpose of funding our acquisition of Goodman Fielder, refinancing the A$1.35 billion secured senior share acquisition bridge facility, the repayment in full of U.S.$200.0 million aggregate principal amount of Goodman Fielder’s senior notes due 2011, the repayment of any other indebtedness of Goodman Fielder and funding the working capital requirements of the Group) and an A$100.0 million revolving loan facility available for working capital purposes. The Term A loan facility and the revolving loan facility are together governed by the document we refer to as our Term A loan senior funding agreement. The obligations under the Term A loan senior funding agreement were guaranteed by, and secured by the assets of, Burns Philp and its major asset owning controlled entities. On October 7, 2004, a portion of the net proceeds from the sale of Tones and the Yeast Group was used to repay the entire amount outstanding under our Term A loan senior funding agreement. See “Important Information”.

Term B Secured Senior Loan Facility

On February 20, 2003, we entered into a U.S.$335.0 million six year senior secured credit facility, which we refer to as our Term B secured senior loan facility, for the purpose of funding the acquisition of Goodman Fielder, refinancing the A$1.35 billion secured senior share acquisition bridge facility, the repayment of certain indebtedness of Goodman Fielder and for other corporate purposes. A wholly owned subsidiary of Burns Philp was the sole borrower under our Term B secured senior loan facility. The obligations under the Term B secured senior loan facility were guaranteed and secured by Burns Philp and certain of our controlled entities on substantially the same terms as the Term A loan senior funding agreement. Our Term B secured senior loan facility consisted of a U.S$270.0 million tranche and a separate U.S.$65.0 million tranche. The U.S.$65.0 million tranche was repaid from the net proceeds from the issue of our senior notes.

On October 7, 2004, a portion of the net proceeds from the sale of Tones and the Yeast Group was used to repay the entire amount outstanding under our Term B secured senior loan facility. See “Important Information”.

Other Loan and Hedging Facilities

We also have a number of other financings, typically involving small amounts for purposes such as working capital, overdrafts, trade finance, equipment leasing and hedging. These financings typically do not contain substantive covenants or other provisions having an effect on us as a whole. These financings either are secured under the same arrangements as the Term A loan senior funding agreement and Term B secured senior loan facility were secured, or are secured by the assets of the relevant controlled entities, or are unsecured.

Exchange Controls & Other Limitations Affecting Security Holders

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

1)	withholding taxes (refer to section “Taxation”) in relation to remittances and interest payments of dividends (to the extent they are unfranked) and interest payments;

2)	a restriction on buying, borrowing, selling, lending or exchanging foreign currency where the transaction relates to:

a)	property, security or funds in Australia belonging either directly or indirectly to, or other payments to, the former Iraqi regime;

b)	property, security or funds owned or controlled directly or indirectly by, or otherwise relating to payments that are greater than $100,000 by or on behalf of:

•	the Embassy of the Federal Republic of Yugoslavia; and

•	the Consulate-General of the Federal Republic of Yugoslavia; and

•	Narodna Banka Jugoslaviji;

c)	property, security or funds owned or controlled by, or otherwise relating to payments, directly or indirectly, to or for the benefit of:

•	certain persons including supporters of the former Milosevic regime; and

•	ministers and senior officials of the Government of Zimbabwe;

d)	using or dealing with an asset owned or controlled directly or indirectly by a person or entity mentioned the paragraph 1(c) of United Nations Security Council Resolution 1373(2001), or allowing or facilitating the use of or dealing with such an asset; and

e)	making an asset available to a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001).

Notwithstanding the restrictions referred to in paragraph (2) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents which continue to affect us are Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign governments agencies which are holders of the official exchange reserves of their country and who do not act independently of their government with respect to investment decisions.

No such restrictions or prohibitions apply to the United States. This summary is based upon exchange control laws and regulations as now in effect and accurately interpreted and does not take into account any changes in these laws, regulations and interpretations.

Taxation

Australian Taxation

The following are the material Australian income tax consequences as of the date of this form 20-F arising under the Australian Income Tax Assessment Act (1936) (1936 Act), the Australian Income Tax Assessment Act (1997) (1997 Act), regulations, rulings and judicial interpretations now in effect, all of which are subject to change, possibly with retroactive effect, in respect of an investment in the Notes by an investor who is not a resident of Australia for the purposes of the 1936 and 1997 Acts.

Due to the unique facts and circumstances of each potential investor, each investor should seek their own advice as to how this specific investment will impact their tax position. Should the Australian taxation office disagree with the advice detailed below it may impose income tax, penalties and interest in respect of any taxation adjustments.

Treatment of Shares

Taxation of dividends

An imputation system operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate, which is currently 30%. The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to Australian resident shareholders.

A tax off set equivalent to the franking credit (known as a “franking rebate”) may be available to certain Australian resident shareholders. Under certain rules, there are circumstances where an investor may not be entitled to the benefit of franking credits. The application for these rules depends on the investor’s own circumstances including the period for which the shares are held and the extent to which the investor, if a resident, is “at risk” in relation to their investment.

Fully franked dividends paid to non-resident shareholders are not subject to dividend withholding tax (“DWHT”). Dividends, to the extent that they are not fully franked, are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of US tax residents who hold less than 10% of the voting power in Burns Philp, provided that the shares are not effectively connected with a permanent establishment or a fixed base of a tax non-resident in Australia through which the tax non-resident carries on business in Australia or provides independent personal services, the rate is reduced under the double tax treaty to 15%.

Accordingly, dividends paid by us to tax non-residents to the extent to which they are franked will not be subject to DWHT. The unfranked part of any dividends paid by us to tax non-residents will be subject to DWHT. We deduct DWHT and the tax non-resident receives dividends on the shares net of DWHT. Notwithstanding this, unfranked dividends paid to an overseas tax resident will be free of withholding tax to the extent such dividends are sourced from Burns Philp’s foreign dividend account.

Taxation of capital gains

Tax non-residents will be liable for income tax under the capital gains provisions on the gains (in certain circumstances after an allowance for inflation in Australia or a capital gains tax discount) realised in the disposal of certain assets which are ‘taxable Australian assets’. Taxable Australian assets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident’s holding (together with the holding of associates) in the public company is 10% or more.

Tax non-residents who, together with their associates, hold less than 10% of our shares (or an interest in a share) will, on disposal of the shares, not be subject to any Australian income tax on capital gains.

Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on dealing in the assets, as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

Generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty country is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of residents of the U.S., article 7 (1) of the Convention between Australia and the U.S. for the Avoidance of Double Taxation (the U.S. Treaty) provides that the business profits of a U.S. enterprise are only taxable in the U.S. unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in article 5 of the U.S. Treaty. In the view of the ATO, capital gains realised on the disposal of shares would not be “business profits” and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.

Investors who incur a liability for Australian income tax will be required to file an income tax return in Australia.

Treatment of American Depositary Receipts (“ADRs”)

Non-resident holders of ADRs will be treated for Australian tax purposes as the owners of the shares represented by the ADRs.

Taxation of distributions

The Depositary will receive dividends on the shares represented by the ADRs net of DWHT (where payable). Holders of the ADRs will not be subject to any Australian income tax on distributions representing fully franked dividends, dividends paid out of the foreign dividend account, or dividends that have been subject to DWHT.

Taxation of capital gains

A disposal of an ADR by a tax non-resident investor will constitute a disposal by the investor of the Burns Philp shares represented by the ADR. Tax non-residents who, together with their associates, hold less than 10% of the shares or interests in our shares (including through ADRs) will, on disposal of ADRs, not be subject to any Australian income tax on capital gains.

Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

As discussed above under ‘Treatment of Shares – Taxation of capital gains”, generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share or ADR.

Australian stamp duty

Neither the transfer, whether on-market or off-market, of ordinary shares, (including a transfer from the Depositary or any Custodian to a holder of ADRs) nor the transfer of ADRs is chargeable with stamp duty in New South Wales provided that at the time the transfer is executed, the Company is admitted to the official list of the Australian Stock Exchange and the shares in it are quoted for trading on that market.

Treatment of Notes

Interest on the Notes

Under current Australian law, payments of interest on Notes issued to a non-resident of Australia are subject to a 10% withholding tax unless Section 128F of the 1936 Act applies to the Notes or the payment of interest is attributable to a permanent establishment of the non-resident in Australia.

If the interest is attributable to a permanent establishment of the non-resident in Australia, subject to any relevant Double Tax Agreement (DTA), normal Australian income tax rates apply. Australia has concluded a DTA with the United States.

Apart from payments of interest made to a permanent establishment in Australia (discussed above), when the tests in Section 128F of the 1936 Act have been satisfied, payments of interest in respect of the Notes, to a person who is not a resident of Australia, within the meaning of the 1997 Act, will not incur any Australian tax. The exemption in Section 128F of the 1937 Act does non apply to interest paid to certain associates of Burns Philp.

Burns Philp intends to comply with the provisions of Section 128F as currently drafted and the current policy of the Australian Taxation Office. On this basis, the section 128F exemption is available in respect of the Notes.

If the section 128F exemption was not available, an exemption from withholding tax will be available pursuant to the Australia-United States DTA in respect of interest derived by a United States resident from sources in Australia where the recipient is:

•	a political or administrative sub-division of the United States or local authority thereof;

•	any body exercising governmental function in the United States;

•	a bank performing central banking functions in the United States; or

•	an unrelated “financial institution’” (as defined in the Protocol to the DTA) provided that the interest is not paid in relation to a back-to-back loan arrangement.

As these categories of exemption are very specific investors would need to obtain their own advice to determine whether this exemption would apply to their specific circumstances if the Section 128F exemption was not available.

Where neither the Section 128F exemption nor the DTA exemption is available, withholding tax will be payable on payments of interest made to non-residents. Liability to make the payments falls to Burns Philp.

Gains on Sale, Redemption, Exchange or Transfer Notes

Apart from the exceptions noted below, for the purposes of Australian domestic income tax law, a non-resident of Australia will generally not be liable for Australian income tax in respect of a gain arising on disposal of the Notes.

Non-residents who dispose of the Notes may be liable for Australian income tax in respect of Australian assessable income represented by the profit arising on the disposal of the Notes, if that profit has a source in Australia. Whether a profit has a source in Australia will depend upon each investor’s specific circumstances. In general, provided the Notes are issued, or acquired, and held outside Australia in connection with a business conducted exclusively outside Australia and are disposed of to a non-resident directly or to a non-resident through a non-resident agent, the gain should not have a source in Australia.

In certain circumstances, a non-resident who is resident in a country with which Australia has a DTA may not be subject to tax on an Australian sourced profit on disposal of its Notes. If the profit is a “business profit” and it is not attributable to a business carried on in Australia through a permanent establishment, it may be exempt from Australian tax. However, the DTA treatment may differ as between each particular country’s DTAs and the particular circumstances of each investor. Therefore, each investor will need to have regard to the specific terms of any applicable DTA. Article 7 of the Australia/U.S. DTA specifically addresses the taxation of “business profits”.

Where the Notes are on Capital account in the hands of a holder (that is, they were not purchased with a view to making a profit on the sale, trade or other dealing with the Notes), subject to the above, the Notes would not generally have the necessary connection with Australia and therefore should not be subject to Australian Capital Gains Tax.

Where a holder of Notes who is not a resident of Australia and does not carry on business in Australia sells a Note to either:

i	a resident of Australia, not in connection with that resident carrying on a business at or through a permanent establishment outside of Australia; or

ii	to a non- resident of Australia carrying on business in Australia at or through a permanent establishment in Australia where the purchase is in connection with that permanent establishment;

the gain may be deemed to be interest. However, the section 128F exemption will be available in respect of such amounts provided the conditions discussed above are satisfied.

United States Taxation

The following is a general discussion of material U.S. federal tax consequences of the acquisition, ownership, and disposition of shares, ADRs or notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis.

This discussion applies only to holders that hold shares, ADRs or notes as capital assets. This discussion is for general information only and does not address all of the U.S. federal tax consequences that may be important to particular holders in light of their individual circumstances. Such holders may include banks and other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, insurance companies, tax-exempt entities, dealers in securities, certain former citizens or former long-term residents of the United States, persons holding the shares, ADRs or notes as part of a hedging or conversion transaction or a straddle, or U.S. holders that have a functional currency other than the U.S. dollar. As used herein, the term “U.S. holder” means a beneficial owner of shares, ADRs or a note that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation created or organized under the laws of the United States or any political subdivision thereof, an estate the income of which is includible in gross income for U.S. federal income tax purposes, or a trust (a) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and validly elected to continue to be so treated. The term “non-U.S. holder” means a beneficial owner of shares, ADRs or a note that is, for U.S. federal income tax purposes, an individual who is classified as a non-resident alien, a foreign corporation, or a foreign estate or trust. This discussion does not specifically address tax consequences to non-U.S. holders that are or would be subject to U.S. federal income tax on a net basis on income realized with respect to shares ADRs or a note because such income is effectively connected with the conduct of a U.S. trade or business. In addition, this discussion does not include any description of the tax laws of any state, local, or foreign government that may be applicable to a particular beneficial owner.

If a partnership is a beneficial owner of shares, ADRs or a note, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of shares, ADRs or notes that is a partnership and partners in such a partnership are urged to consult their tax advisors about the income and other tax consequences of purchasing, owning, and disposing of the notes.

You are urged to consult your own tax advisors as to the particular U.S. federal income and other tax consequences to you of the acquisition, ownership, and disposition of shares, ADRs or notes as well as any tax consequences to you under state, local, and foreign tax laws, and the possible effects of changes in tax laws.

Treatment of Shares and ADRs

Investors should consult their own tax advisors regarding the U.S. federal, state and local and the Australian and other tax consequences of owning and disposing of shares and ADRs in their particular circumstances. In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if investors hold ADRs, they will be treated as the owners of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

If an investor is a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADRs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other holding period requirements are met. Dividends we pay with respect to the shares or ADRs generally will be qualified dividend income.

Holders must include any Australian tax withheld from a dividend payment in income even though they do not in fact receive it. The dividend is taxable to holders when they, in the case of shares, or the Depositary, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that investors must include in their income as a U.S. holder will be the U.S. dollar value of the Australian dollar payment made, determined at the spot A$/U.S.$ rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S.$. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date holders include the dividend payment in income to the date they convert the payment into U.S.$ will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holders’ basis in the shares or ADRs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the U.S. Treaty and paid over to Australia will be creditable against investors’ U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends generally will be income from sources outside the U.S., for purposes of computing the foreign tax allowable to investors.

Taxation of capital gains

If an investor is a U.S. holder and it sells or otherwise disposes of its shares or ADRs, it will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that it realizes and its tax basis in its shares or ADRs. Capital gain of a non-corporate U.S. holder recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% if the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Treatment of Notes

U.S. Holders

Interest on a note generally will be taxable to a U.S. holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the U.S. holder’s method of tax accounting. In the case of notes issued with original issue discount (“OID”) U.S. holders are required to include OID in gross income for U.S. federal income tax purposes in advance of the receipt of the cash payment to which such income is attributable. The amount of OID to be included in income in any tax period is an amount equal to the difference between (i) the product of the note’s adjusted issue price at the beginning of each accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any stated interest allocable to the accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is an amount equal to its issue price increased by the amount of OID allocable to all prior accrual periods and generally decreased by any prior payments made on such note other than stated interest. Under these rules, you will include in income increasing amounts of OID in successive accrual periods. Any amounts included in income as OID will increase your tax basis in the notes. The extent to which interest or OID on the notes will constitute income from sources within the United States or income from sources outside the United States may in some circumstances be uncertain. U.S. holders are urged to consult their own tax advisors with regard to the source of income on the notes and the effect of alternative characterizations. Upon the sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between (1) the sum of cash and the fair market value of other property received on such disposition, except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income, and (2) such U.S. holder’s adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year on the date of disposition. Currently the maximum rate of tax on long-term capital gains of individuals is 15%. The deductibility of capital losses is subject to limitations.

In certain circumstances, we may be required to make payments on the notes in excess of stated interest and principal. Although the matter is not free from doubt, we intend to take the position that a U.S. holder should report amounts in excess of stated interest and principal as ordinary income for U.S. federal income tax purposes at the time such amounts accrue or are received in accordance with such U.S. holder’s method of tax accounting. It is possible however that the Internal Revenue Service will take a different position regarding the payment or potential payment of such amounts, in which case the timing, character and amount of income with respect to a note may be different and, in certain circumstances, a U.S. holder could be required to treat as interest income all or a portion of any gain recognized on the disposition of a note. You are urged to consult your own tax advisors as to the tax considerations that relate to the payment or potential payment of amounts in excess of stated interest and principal.

In general, if a U.S. holder purchases a note for an amount (net of accrued interest) in excess of the stated principal amount of the note, the excess will constitute bond premium. A U.S. holder of a note generally may elect to amortize the premium over the remaining term of the note as an offset to interest. Because the notes are subject to call at various times, a U.S. holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date and will determine the remaining term of the note using the corresponding applicable call date in lieu of the stated maturity date, but only if the use of such call date results in a smaller amortizable bond premium for the period ending on such call date. If the U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the U.S. holder will otherwise recognize on disposition of the note. An election to amortize premium also will apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. U.S. holders should consult their tax advisors before making this election.

A note may be subject to the market discount provisions of the Code if the adjusted issue price of the note exceeds its tax basis in the purchaser’s hands immediately after the purchase. A note will not be treated as having market discount, however, if the discount is less than 1/4 of 1% of the adjusted issue price of the note multiplied by the number of complete years remaining to maturity. A U.S. holder that purchases a note with market discount may elect to include the market discount in income as it accrues. This election applies to all market discount obligations acquired by the U.S. holder during or after the taxable year in which the election is made and may not be revoked without the consent of the Internal Revenue Service. Accrued market discount may be calculated ratably or on a constant yield basis. If a U.S. holder acquires a note with market discount and does not elect to include the market discount in income currently, the U.S. holder will recognize as ordinary income the lesser of the amount of gain or the accrued market discount realized when the note matures or is disposed of. If a U.S. holder incurs or maintains indebtedness to purchase or carry a market discount note to which a current inclusion election does not apply, the U.S. holder will be required to defer a portion of any interest expense on such indebtedness until the earlier of the maturity or disposition of the note.

U.S. holders will generally be required to supply a social security number or other taxpayer identification number along with certain certifications under penalties of perjury in order to avoid backup withholding with respect to interest paid on a note and the proceeds of a sale of a note. Such payments will also generally be subject to information reporting. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

Payments of interest or OID on a note to a non-U.S. holder generally will not be subject to federal income or withholding tax, provided that the non-U.S. holder (a) does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a “controlled foreign corporation” that is related to us, actually or by attribution, through stock ownership, (c) is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (d) certifies under penalties of perjury that it is not a “U.S. person,” as defined in the Code, and provides its name and address on a properly executed Internal Revenue Service form. In the case of notes held by a foreign partnership, certifications must be provided by the partners rather than the partnership. If interest or OID paid on the notes is not eligible for the exemption from withholding described in this paragraph, a non-U.S. holder may be entitled to the benefits of an income tax treaty under which interest on notes would be subject to a reduced rate of or exemption from withholding tax, provided a properly executed Internal Revenue Service form is timely furnished to the withholding agent. Interest income or OID on the notes received by a non-U.S. holder will also not be subject to federal income tax to the extent that it is income from sources outside the United States. Non-U.S. holders are urged to consult their own tax advisors with regard to the source of interest income or OID on the notes and the effect of alternative characterizations.

A non-U.S. holder generally will not be subject to U.S. income or withholding tax with respect to gain realized on the sale, exchange, redemption, retirement at maturity, or other disposition of a note unless the non-U.S. holder is an individual who is present in the United States for 183 days in the taxable year of disposition and certain other conditions are met.

It is unclear whether the payment of amounts in excess of stated interest and principal to a non-U.S. holder would be subject to U.S. federal income or withholding tax. We may withhold tax from any payment of amounts in excess of stated interest and principal to a non-U.S. holder at a rate of 30% unless a tax treaty between the United States and the country of residence of the non-U.S. holder reduces or eliminates the withholding tax and the non-U.S. holder complies with the applicable procedures for claiming treaty benefits. You should consult your own tax advisors as to the tax considerations that relate to the potential payment of amounts in excess of stated interest and principal.

Backup withholding will not apply to payments made by us or a paying agent to a non-U.S. holder if the certification described above is received. Backup withholding generally will not apply to payments on a note made to a non-U.S. holder by or through the foreign office of a custodian, nominee, or other agent of such non-U.S. holder, or if a foreign office of a broker pays the proceeds of the sale of a note. Information reporting will apply, however, to a payment by or through a foreign office of a custodian, nominee, agent, or broker that is a U.S. person or that has certain connections with the United States, unless such custodian, nominee, agent, or broker has documentary evidence in its records that the holder is a non-U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a custodian, nominee, agent, or broker is subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is not a U.S. person or the holder otherwise establishes an exemption. Copies of information returns may be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement. A non-U.S. holder may obtain a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the Internal Revenue Service in a timely manner.

Notes issued by a U.S. corporation and held at the time of death by an individual who is not a citizen or resident of the United States, as defined for U.S. federal estate tax purposes, will not be included in such holder’s gross estate for estate tax purposes, provided that the individual did not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote and the income on the notes was not effectively connected with the conduct of a trade or business by that individual in the United States.

Documents on display

It is possible to read and copy documents referred to in this Annual Report that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please contact the SEC at 1-800-SEC-0330 for further information. The SEC also maintains a website at www.sec.gov where many of these documents may be accessed.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

A summary of market risk factors is generally discussed below. For additional quantitative and qualitative information about these market risks, please refer to note 32 “Additional Financial Instruments Disclosure” to our audited consolidated financial statements.

Interest Rate Risk

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. The terms of the secured senior indebtedness we incurred in connection with our acquisition of Goodman Fielder required that we maintain a policy, reasonably acceptable to the facility agent for the new secured senior funding agreement, of hedging our interest rate exposure for between 50% and 100% of our total indebtedness. Our primary exposure was to interest rates in the United States, Canada, Europe, Australia and New Zealand. Our policy is to have no more than 50% of our outstanding net debt exposed to movements in interest rates.

As of June 30, 2004, we had total interest bearing liabilities outstanding of approximately A$2,813.3 million. Of this amount, A$1,216.4 million was borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness. We also had approximately A$1,596.9 million of interest bearing liabilities outstanding that were borrowed at floating rates. As of June 30, 2004, the average floating interest rate was based on bank bill rates plus a credit margin. The weighted average bank bill interest rate at that date was approximately 4.43%. On a proforma basis, reflecting the repayment of all our senior secured loan facilities from a portion of the net proceeds of the sale of our Yeast and Bakery Ingredients and Herbs and Spices businesses, as of June 30, 2004, we had approximately A$13.4 million of interest bearing liabilities that were borrowed at floating rates.

As of June 30, 2004, we had entered into certain derivative transactions with a face value of A$778.1 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 5.85%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$818.8 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1%, our annual interest expense on our interest bearing obligations outstanding as of June 30, 2004 would change by A$8.2 million assuming constant foreign currency exchange rates. As of June 30, 2004, our interest rate swaps had unrealized “mark to market” losses of approximately A$8.9 million.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. Subsequent to the recent disposal of our Yeast and Bakery Ingredients and Tones businesses to ABF, we now have production facilities in five countries. For the year ended June 30, 2004, the majority of our revenues, expenditures and cash flows were generated, and our assets and liabilities located, in countries outside Australia. In fiscal 2004, the functional currencies of our major markets outside Australia were the U.S. dollar, the New Zealand dollar, the Euro, the Canadian dollar, the Argentinian peso, the Chinese renminbi and the Brazilian real. As a result, we were and continue to be exposed to risk arising from movements in foreign currency exchange rates.

These risks include:

•	financial reporting;

•	cash flow; and

•	specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. For the year ended June 30, 2004, we derived approximately 53% of our operating revenue from sources outside of Australia. On a proforma basis, reflecting the sale of Tones and the Yeast Group to ABF, for the year ended June 30, 2004, we derived approximately 34% of our operating revenue from sources outside Australia, primarily from New Zealand.

For the year ended June 30, 2004, we recorded an unrealized foreign exchange gain of A$56.5 million in our operating results. This gain arose from the translation into Australian dollars of our unhedged U.S. dollar denominated borrowings which had been used to partially fund our acquisition of Goodman Fielder in 2003. We have entered into certain cross-currency swap contracts to hedge a portion of our U.S. dollar denominated borrowings. As of June 30, 2004, the “mark-to-market” gain on these contracts was approximately A$21.0 million which has been recorded in our operating results to the extent that the cross currency swaps hedge our U.S. dollar denominated borrowings. As of June 30, 2004, the Group’s unhedged U.S. dollar denominated borrowings was approximately U.S.$166.2 million. Following the sale of Tones and the Yeast Group, our unhedged U.S. dollar denominated borrowings will increase. Subject to movements in U.S. dollar denominated cash on hand, we expect that our net U.S. dollar denominated borrowings unhedged by U.S. dollar denominated assets or derivatives will increase to approximately U.S.$220 million.

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, other than the U.S. dollar denominated borrowings referred to above, we borrow funds in the currencies in which we generate the majority of our cash flows. As a result, movements in exchange rates, other than the U.S. dollar, generally will have a minimal effect on the net cash flow of a specific country.

Specific Transactions. If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of June 30, 2004, our forward foreign exchange contracts had unrealized “mark to market” gains of approximately A$1.5 million.

If foreign currency exchange rate movements cause the Australian dollar to increase by 10%, our segment EBIT for the fiscal year ended June 30, 2004 as reported in Australian dollars, would have decreased by approximately A$25.0 million. On a proforma basis, after allowing for the sale of our Yeast and Bakery Ingredients and Herbs and Spices businesses, if foreign currency exchange rate movements cause the Australian dollar to increase by 10%, our segment EBIT from continuing operations for the year ended June 30, 2004 would have decreased by approximately A$9.5 million.

Commodity Risk

We are a purchaser of certain commodities, such as wheat, protein meals, oils and other grains. We generally purchase these commodities based upon market prices that are established with the relevant seller as part of the purchase process. In general, we do not use commodity financial instruments to hedge commodity prices where there is a correlation between the commodity cost and the ultimate selling price of the product. This correlation between commodity cost and ultimate selling price is not perfect however as we, for a variety of reasons, occasionally are unable to increase our selling prices to account for increased commodity costs. As appropriate, we enter into derivative contracts for the purchase and sale of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. As of June 30, 2004, we had entered into commodity futures contracts to buy approximately 2,000 tonnes of wheat and buy approximately 1,000 tonnes of soybean oil. Maturities on these contracts principally range between one month and twelve months. The commodity price on the wheat contract was U.S.$142.20 per tonne and the prices on the soybean oil contracts ranged from U.S.$551.16 per tonne to U.S.$594.15 per tonne. As of June 30, 2004, our commodity futures contracts had an unrealized “mark to market” gain of A$0.1 million.

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments. The credit risk on financial assets, excluding investments, of the Group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts. We are not materially exposed to any individual customer.

Unrecognized Financial Instruments. The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us as of June 30, 2004.

CONTROLS AND PROCEDURES

As at the end of the period covered by this Annual Report, the Chief Executive Officer (Thomas Degnan) and the Chief Financial Officer (Allen Hugli) certified that the design and operation of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934, as amended) were effective so as to ensure that material information relating to the Company, including its controlled entities, was made known to senior executive management and themselves for disclosure purposes. This conclusion has been formed on the basis of an evaluation of disclosure controls, against suitable criteria, which was carried out as at June 30, 2004.

There has been no change in our internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, out internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has appointed Mr. Bryce Murray to serve as the “audit committee financial expert” on the Audit & Risk Committee.

CODE OF ETHICS

The Company has adopted a Code of Conduct that applies to all employees of the Group and a Code of Ethics and Conduct of Directors, Senior Executives and Officers. Both codes may be accessed on the Company’s website at www.burnsphilp.com.

Code of Ethics and Conduct of Directors, Senior Executives and Officers

In compliance with the requirements of the Sarbanes-Oxley Act, the Code of Ethics and Conduct of Directors, Senior Executives and Officers requires that to the best of their knowledge and ability the directors, the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller, senior Financial Officers and senior executives must:

•	engage in and promote honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships;

•	provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company or its subsidiaries files with, or submits to, the ASX, the New Zealand Stock Exchange, the SEC and other regulators and in other public communications made by the Company and its controlled entities;

•	comply with applicable governmental laws, rules and regulations;

•	promptly report to the Chairman of the Audit & Risk Committee any information that he or she may have concerning (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosure or internal controls; and

•	promptly report any violation of this section of the Code to the Chairman of the Audit & Risk Committee.

The Code also sets out additional requirements which include a description of the fiduciary duties of a director, conflicts of interest and obligations of confidentiality. The Audit & Risk Committee has sole authority to approve any deviation or waiver from the Code of Ethics and Conduct of Directors, Senior Executives and Officers.

The Code was adopted by the Board on August 26, 2004. It is in addition to the Corporate Code of Conduct of Employees (see below) which was in place during the financial year ended June 30, 2004.

Corporate Code of Conduct of Employees

The Company’s Corporate Code of Conduct is a set of business values and procedures that provides guidance to all employees with respect to compliance with the law in all of their business dealings and decisions on behalf of the Group. The Corporate Code of Conduct extends to all people employed by the Group and is designed to encourage ethical and appropriate behaviour in all areas of business.

The Corporate Code of Conduct of Employees encourages employees to raise any matters of concern with the head of their business unit or the Company Secretary/Group Legal Counsel, without fear of retribution.

EXTERNAL AUDITOR

The external auditor was appointed on November 27, 1984. The lead external audit engagement partner was last rotated in June 2000.

The Audit & Risk Committee will meet with the external auditor at least twice during the financial period without management being present. The external auditor also is provided with the opportunity, at its request, to meet with the Board of directors without management being present.

The external auditor is responsible for planning and carrying out a proper audit of the Group’s annual financial reports and reviewing the Group’s half-yearly financial reports.

The Audit & Risk Committee also reviews the appointment and performance of the external auditor and the rotation of the lead engagement partner and ensures that the non-audit services provided by the external auditor are consistent with the external auditor’s independence and are in compliance with applicable Australian and U.S. legal and accounting requirements.

The Company is subject to “pre-approval” requirements where all audit and non-audit services by the Independent Registered Public Accounting Firm must be pre-approved by the Audit & Risk Committee. The Committee has delegated authority for “pre-approval” to both the Committee Chairman and the Committee’s audit committee financial expert.

Attendance at the Annual General Meeting

The Company’s external auditor attends the annual general meeting and is available to answer questions from shareholders about the conduct of the audit and the preparation and content of the auditor’s report.

Principal Accountant Fees and Services

The following table sets forth, for the last three fiscal years, principal accountant fees and services in aggregate. For more details on auditor remuneration refer also to note 3(c) of our audited consolidated financial statements.

	Fiscal Year Ended June 30,
	2004	2003	2002
		(A$ thousands)
Audit fees	2,951.8	1,743.0	968.5
Audit related fees	863.4	1,993.0	1,294.0
Tax fees	641.8	436.0	224.9
All other fees	400.0	1,340.6	—

	4,857.0	5,512.6	2,487.4

The 2004 and 2003 audit fees include amounts paid in relation to the audit of Goodman Fielder and its controlled entities. During 2004, overseas KPMG firms were appointed as the local auditor for five additional overseas Goodman Fielder operations. Audit fees also include the audit of special purpose financial reports prepared in conjunction with the 2005 divestitures, as detailed in note 30 to our audited consolidated financial statements.

Audit related fees are largely for U.S. GAAP assurance services performed. These represent amounts paid in relation to opinions provided on U.S. GAAP financial information required by the indentures governing the Group’s U.S.$ senior and senior subordinated notes. All other fees for 2004 and 2003 represent amounts paid for due diligence reports required by the Group’s financiers as a condition of raising additional funding.

Tax fees relate to taxation compliance services provided primarily by KPMG offices in Europe and South America.

All audit and other services provided by all auditors are pre-approved by the Audit & Risk Committee. As part of this pre-approval process, the Audit & Risk Committee ensure that the services do not impact on the auditors’ independence. For more information on the Audit & Risk Committee and pre-approved policies and procedures, refer to “- Audit & Risk Committee”.

FINANCIAL STATEMENTS

The consolidated financial statements and other financial information are contained in “Financial Statements” beginning on page F-1.

EXHIBITS

Exhibit
No.	Description
2.1**	Stock Purchase Agreement, dated July 22, 2004, among Burns, Philp and Company Limited, Burns Philp Overseas Holdings Limited, Burns Philp Food Holdings Pty Limited, G F Finance Pty Limited, Goodman Fielder Consumer Foods Pty Limited, Burns Philp Food Overseas Holdings Pty Limited, Burns Philp International Investments Pty Limited, Quality Bakers Australia Pty Limited, Mauri Fermentation Argentina Pty Limited, Burns Philp Inc., Burns Philp Netherlands European Holdings B.V., Burns Philp (New Zealand) Limited and Associated British Foods plc, incorporated herein by reference to Exhibit 99.1 to Form 6-K dated September 30, 2004, filed with the Commission on October 6, 2004.

2.2**	Amendment No. 1 dated September 29, 2004 to the Stock Purchase Agreement, dated July 22, 2004, among Burns, Philp and Company Limited, Burns Philp Overseas Holdings Limited, Burns Philp Food Holdings Pty Limited, G F Finance Pty Limited, Goodman Fielder Consumer Foods Pty Limited, Burns Philp Food Overseas Holdings Pty Limited, Burns Philp International Investments Pty Limited, Quality Bakers Australia Pty Limited, Mauri Fermentation Argentina Pty Limited, Burns Philp Inc., Burns Philp Netherlands European Holdings B.V., Burns Philp (New Zealand) Limited and Associated British Foods plc, incorporated herein by reference to Exhibit 99.1 to Form 6-K dated September 30, 2004, filed with the Commission on October 6, 2004.

2.3**	Stock Purchase Agreement, dated July 22, 2004, among Burns Philp Food Inc. Burns, Philp and Company Limited and ACH Food Companies, Inc., incorporated herein by reference to Exhibit 99.1 to Form 6-K dated September 3, 2004, filed with the Commission on September 9, 2004.

2.4**	Stock and Asset Purchase Agreement, dated October 14, 2002, among Kraft Foods International, Inc., Kraft Foods Holdings, Inc. and Burns, Philp & Company Limited, incorporated herein by reference to Exhibit 2.1 of Amendment No. 1 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on October 18, 2002 (File No. 333-98141).

2.5**	Asset Purchase Agreement, dated as of August 23, 2002, among Burns Philp Food Inc., Burns Philp Food Limited and Vinegar Corp. Incorporated herein by reference to Exhibit 2.2 of Amendment No. 2 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on December 3, 2002 (File No. 333-98141).

2.5a**	Index of schedules to the Asset Purchase Agreement dated as of August 23, 2002, among Burns Philp Food Inc., Burns Philp Food Limited and Vinegar Corp., incorporated herein by reference to Exhibit 2.2a of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July, 16 2003 (File No. 333-98141)

2.6**	Share Sale Agreement, dated August 7, 2002, among Burns Philp Food Services Pty Limited, Burns Philp (New Zealand) Limited, Burns, Philp & Company Limited, ST Australia Pty Ltd, Support Terminals Operating Partnership, L.P., incorporated herein by reference to Exhibit 2.3 of Amendment No. 2 to Burns Philp’s Registration Statement on From F-4, filed with the Commission on December 3, 2002 (File No. 333-98141).

3.1	Constitution of Burns, Philp and Company Limited, incorporated by reference herein to Exhibit 3.1 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141)

3.2	Constitution of Burns Philp Capital Pty Limited, incorporated by reference herein to Exhibit 3.2 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

3.3	Certificate of Incorporation of Burns Philp Capital (U.S.) Inc., incorporated by reference herein to Exhibit 3.3 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

3.4	By-laws of Burns Philp Capital (U.S.) Inc., incorporated by reference herein to Exhibit 3.4 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (Filed No. 333-98141).

4.1	Indenture, dated as of June 21, 2002, among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and The Bank of New York, as trustee, incorporated herein by reference to Exhibit 4.1 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 8, 2002 (File No. 333-98141)

4.2	Registration Rights Agreement, dated as of June 21, 2002, among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited and the parties named in Schedule A therein, and Credit Suisse First Boston Corporation and TD Securities (USA) Inc., relating to the Registrant’s 9 ¾% senior subordinated notes due 2012, incorporated herein by reference to Exhibit 4.2 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

Exhibit
No.	Description
4.3	Indenture, dated as of February 20, 2003, among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc, Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as trustee, incorporated herein by reference to Exhibit 4.2 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

4.4	Registration Rights Agreement, dated as of February 20, 2003, among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited and the parties named in Schedule A therein, and Credit Suisse First Boston LLC, relating to the Registrant’s 10 ¾% senior subordinated notes due 2011, incorporated herein by reference to Exhibit 4.4 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

4.5	Indenture, dated as of June 16, 2003, among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors form time to time party thereto and Wells Fargo Bank, National Association, as trustee, incorporated herein by reference to Exhibit 4.5 of Amendment No. 3 to Burns Philp’s Registration Statement on From F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

4.6	Registration Rights Agreement, dated as of June 16, 2003, among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited and the parties named in Schedule A therein, and Credit Suisse First Boston LLC, relating to the Registrant’s 9 ½% senior notes due 2010, incorporated herein by reference to Exhibit 4.6 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.1	Senior Funding Agreement, dated August 2, 2001, among Burns, Philp & Company Limited, the Initial Borrowers, the Lead Arranger and Underwriter, the Co-Lead Arranger and Underwriter, the Facility Agent and the Initial Lenders (as such terms are defined therein), as amended by the First Amending Agreement dated November 13, 2001 ad the Second Amending Agreement dated June 2, 2002, incorporated herein by reference to Exhibit 10.1 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.2	Revolving Loan Facility Agreement, dated August 2, 2001, among Burns Philp & Company Limited, the entities listed in Schedule 1 thereto, Credit Suisse First Boston, Melbourne Branch, and the financial institutions listed in Schedule 2 thereto, incorporated herein by reference to Exhibit 10.2 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141)

10.3	Term Loan Facility Agreement, dated August 2, 2001, among Burns, Philp & Company Limited, the entities listed in Schedule 1 thereto, Credit Suisse First Boston, Melbourne Branch, and the financial institutions listed in Schedule 2 thereto, incorporated herein by reference to Exhibit 10.3 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.4	Debenture Trust Deed, dated July 28, 1998, between Burns, Philp & Company Limited and Chase Securities Australia Ltd., incorporated herein by reference to Exhibit 10.4 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 33-98141).

10.5	Security Trust Deed, dated July 28, 1998, between Burns, Philp & Company Limited and Chase Securities Australia Ltd., incorporated herein by reference to Exhibit 10.5 of Burns Philp’s Registrations Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.6	Security Trustee Agreement, dated August 12, 2001, among Burns, Philp & Company Limited, Credit Suisse First Boston, Melbourne Branch, J.P. Morgan Australia Limited in its capacity as Trustee under the Security Trust Deed, and The Chase Manhattan Bank in its capacity as Co-Trustee under the Security Trust Deed, incorporated herein by reference to Exhibit 10.6 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.7	Deed of Guarantee and Indemnity, dated June 17, 1999, between the Companies described in Item 1 of Schedule 1 thereto and Chase Securities Australia Ltd., in favour of the Debenture Stockholders (as defined therein), incorporated herein by reference to Exhibit 10.7 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.8	Deed of Guarantee and Indemnity dated July 28, 1999, between the Companies described in Item 1 of Schedule 1 thereto and Chase Securities Australia Ltd., in favour of the Debenture Stockholders (as defined therein), incorporated herein by reference to Exhibit 10.8 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.9	Guarantee, dated November 17, 1998, between Burns Philp Canada Inc. and Chase Securities Australia Ltd., in favour of the Debenture Stockholders (as defined therein), incorporated herein by reference to Exhibit 10.9 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

Exhibit
No.	Description
10.10	Guarantee, dated November 17, 1998, between Burns Philp Food Limited and Chase Securities Australia Ltd., in favour of the Debenture Stockholders (as defined therein), incorporated herein by reference to Exhibit 10.10 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.11	Guarantor Accession Deed, dated July 23, 1998, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.11 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.12	Guarantor Accession Deed, dated November 16, 1998, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.12 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.13	Guarantor Accession Deed, dated November 24, 1998, executed by the Companies described in Schedule 1 thereto, incorporated herein by reference to Exhibit 10.13 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.14	Guarantor Accession Deed, dated May 10, 1999, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.14 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.15	Guarantor Accession Deed, dated May 25, 1999, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.15 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.16	Guarantor Accession Deed, dated May 25, 1999, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.16 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.17	Guarantor Accession Deed, dated October 21, 1999, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.17 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.18	Acceding Guarantor Accession Deed, dated June 22, 2000, executed by the Companies listed in Schedule 1 thereto, incorporated herein by reference to Exhibit 10.18 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.19	Undertaking of Mutual Obligations Agreement and other Covenants, dated May, 10 1999, among Mauri Brazil Industria, Commercio e Imprtaco Ltda., Mauri Fermentation Brazil Pty Limited and Chase Securities Australia Limited, incorporated herein by reference to Exhibit 10.19 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.20	Employment Agreement, dated August 20, 2002, between Thomas J. Degnan and Burns Philp Inc., incorporated herein by reference to Exhibit 10.20 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.21	Employment Agreement, dated October 15, 2002, between R. Steven Martin and Tone Brothers, Inc., as amended, incorporated herein by reference to Exhibit 10.21 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.22	Employment Agreement, dated September 10, 2001, as amended, between John Lynch and Burns Philp (U.K.) Plc., incorporated herein by reference to Exhibit 10.22 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.23	Employment Agreement, dated September 10, 2001, as amended, between Frank Schoonyoung and Burns Philp Food Inc., incorporated herein by reference to Exhibit 10.23 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.24	Employment Agreement, dated November 27, 2001, between Oscar Devotto and Burns Philp South America Pty Limited, incorporated herein by reference to Exhibit 10.24 of Burns Philp’s Registration Statement on Form F-4, filed with the Commission on August 9, 2002 (File No. 333-98141).

10.25***	TLA Senior Funding Agreement dated January 16, 2003 as amended and restated as of February 21, 2003, as further amended and restated as of March 4, 2003, as amended and further restated as of August 18, 2003, as further amended and restated as of February 3, 2004 among Burns, Philp & Company Limited, the Initial Borrowers, the Lead Arranger and Underwriter, the Co-Lead Arrangers and Underwriters, the Facility Agent and the Initial Subscribers, incorporated herein by reference to Exhibit 10.25 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

Exhibit
No.	Description
10.26***	Revolving Facility Agreement dated January 16, 2003, as amended and restated as of February 21, 2003, as further amended and restated as of August 18, 2003 among the Parent, the Initial Borrowers, Credit Suisse First Boston, Melbourne Branch and the Initial Subscribers, incorporated herein by reference to Exhibit 10.26 of amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.27***	Term A Facility Agreement dated January 16, 2003, as amended and restated as of February 21, 2003, as further amended and restated as of August 18, 2003 among the Parent, the Initial Borrowers, Credit Suisse First Boston, Melbourne Branch, and the Initial Subscribers, incorporated herein by reference to Exhibit 10.27 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.28*	Amendment and Release Agreement dated September 24, 2004 among Burns, Philp & Company Limited, each entity listed in Schedule 1, and Credit Suisse First Boston, Sydney branch.

10.29	Trust Deed, dated April 20, 2003, relating to Capital Notes, among Goodman Finance Limited, as Issuer of Capital Notes, and Burns, Philp & Company Limited, as Guarantor and Issuer of Ordinary Shares in Redemption of Capital Notes and the New Zealand Guardian Trust Company Limited, as trustee, incorporated herein by reference to Exhibit 10.28 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.30***	Term B Senior Funding Agreement dated February 20, 2003, as amended and restated as of February 26, 2003, and as amended as of November 20, 2003 and as of January 22, 2004 among Burns, Philp & Company Limited, Burns Philp Inc. the lenders named therein and Credit Suisse First Boston, Cayman Islands Branch, incorporated herein by reference to exhibit 10.29 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.31	Guarantor Accession Deed, dated October 21, 2000, executed by Burns Philp Pakistan Pty Limited, incorporated herein by reference to Exhibit 10.30 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.32	Guarantor Accession Deed, dated July 14, 2002, executed by Burns Philp Capital Pty Limited, incorporated herein by reference to Exhibit 10.31 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.33	Guarantor Accession Deed, dated October 17, 2002, executed by each party listed in Schedule 1 thereto, incorporated herein by reference to Exhibit 10.32 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.34	Guarantor Accession Deed, dated December 2, 2002, executed by each party listed in the Schedule thereto, incorporated herein by reference to Exhibit 10.33 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.35	Guarantor Accession Deeds, dated February 7, 2003, executed by BPCUSI Inc., Burns Philp Capital (U.S.) Inc. and Burns Philp Finance New Zealand Limited, incorporated herein by reference to Exhibit 10.34 of Amendment No. 3 to Burns Philp’s Registration Statement on Form F-4, filed with the Commission on July 16, 2003 (File No. 333-98141).

10.36*	Guarantor Accession Deed, dated August 6, 2003, executed by each party listed in Schedule 1 thereto.

10.37*	Guarantor Accession Deed, dated February 11, 2004, executed by each party listed in Schedule 1 thereto.

10.38*	Undertaking of Mutual Obligations Agreement and other Covenants, dated March 11, 2004, among Burns Philp Colombia S.A., Burns Philp South America Pty Limited, Burns Philp Food Overseas Holdings Limited and J.P. Morgan Australia Limited.

10.39*	Guarantor Accession Deed, dated June 22, 2004, executed by each party listed in Schedule 1 thereto.

14.1*	Code of Ethics

21.1****	Controlled entities of Burns, Philp & Company Limited.

31.1*	Rule 13a/15d-14(a) Certification by Chief Executive Officer.

31.2*	Rule 13a/15d-14(a) Certification by Chief Financial Officer.

32.1*	Rule 13a/15d-14(b) Certifications.

*	Filed herewith.

**	Schedules to this exhibit have been omitted. Upon request, a copy of any omitted schedule will be supplementally furnished to the SEC.

***	Amendments to these agreements subsequent to June 30, 2003 have been filed herewith.

****	Controlled entities of Burns, Philp & Company Limited as of June 30, 2004 are set out in note 29 to our audited consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	December 17, 2004	By	lsl Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Burns, Philp & Company Limited:

We have audited the accompanying consolidated statements of financial position of Burns, Philp & Company Limited (the Company or Burns Philp) and its controlled entities (collectively, the Group or consolidated entity) as of June 30, 2004, 2003, and 2002, and the related consolidated statements of financial performance, and cash flows for each of the years in the three-year period ended June 30, 2004, all expressed in Australian dollars. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2004, 2003, and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

/s/ KPMG
KPMG

Sydney, Australia
September 9, 2004 except as to the last two paragraphs of note 34, which is as of October 7, 2004.

Statements of Financial Performance

For the year ended June 30

						Burns, Philp &
				Consolidated		Company Limited
A$ million	Note		2004	2003	2002	2004	2003
Revenue from sale of goods	2		3,354.9	1,880.2	1,292.8	—	—
Cost of goods sold			(2,076.9)	(1,119.5)	(730.5)	—	—

Gross profit			1,278.0	760.7	562.3	—	—
Revenue from rendering of services	2		—	7.0	29.9	—	—
Other revenues from ordinary activities	2		36.5	27.5	6.4	179.9	6.6
Other revenues from ordinary activities – individually significant items	2,3	(b)	141.5	308.7	—	—	—
Share of net profits of associates accounted for using the equity method	9		12.6	11.1	10.1	—	—
Selling, marketing and distribution expenses			(648.9)	(378.4)	(250.9)	—	—
General and administrative expenses:
Individually significant items	3	(b)	(57.4)	(196.0)	(35.2)	—	—
Other			(323.2)	(200.9)	(135.8)	(20.1)	(13.0)
Net interest expense:
Borrowing costs	3	(a)	(286.9)	(174.8)	(72.9)	(5.9)	(0.5)
Interest revenue	2		5.1	18.0	7.0	20.4	22.0

Profit from ordinary activities before related income tax (expense)/benefit	3		157.3	182.9	120.9	174.3	15.1
Income tax (expense)/benefit relating to ordinary activities	4		(40.8)	(8.6)	28.6	—	6.2

Profit from ordinary activities after related income tax (expense)/benefit			116.5	174.3	149.5	174.3	21.3
Profit attributable to outside equity interests	19		(5.6)	(4.3)	(3.3)	—	—

Net profit attributable to Burns, Philp & Company Limited shareholders	18		110.9	170.0	146.2	174.3	21.3

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations	17	(a)	(13.4)	(75.2)	(177.0)	—	—
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”			—	(0.3)	—	—	—

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity			(13.4)	(75.5)	(177.0)	—	—

Total changes in equity from non-owner related transactions attributable to Burns, Philp & Company Limited shareholders	20		97.5	94.5	(30.8)	174.3	21.3

Earnings per share – basic (cents)
Continuing operations	25		(3.1)	(8.5)	(6.2)
Discontinuing operations	25		7.7	22.9	23.5

Basic earnings per share			4.6	14.4	17.3

Earnings per share – diluted (cents)
Continuing operations	25		(1.6)	(2.9)	(1.3)
Discontinuing operations	25		5.5	9.7	7.6

Diluted earnings per share			3.9	6.8	6.3

The attached notes form part of these financial statements

Statements of Financial Position

As at June 30

					Burns, Philp &
			Consolidated		Company Limited
A$ million	Note	2004	2003	2002	2004	2003
Current assets
Cash assets	5	178.5	180.5	923.6	32.1	0.7
Receivables	6	332.5	385.0	160.4	597.4	426.7
Inventories	7	277.4	314.5	123.1	—	—
Other assets	8	35.4	53.5	27.9	6.5	4.5

Total current assets		823.8	933.5	1,235.0	636.0	431.9

Non current assets
Receivables	6	6.0	8.4	1.8	—	—
Investments accounted for using the equity method	9	57.3	53.6	58.6	—	—
Other financial assets	10	5.3	4.7	6.7	280.4	230.4
Property, plant and equipment	11	1,026.5	1,114.9	577.2	0.1	0.1
Intangible assets	12	2,250.0	2,265.3	319.4	—	—
Deferred tax assets	4	69.9	78.2	66.2	4.8	—
Other assets	8	162.0	145.5	99.6	—	—

Total non current assets		3,577.0	3,670.6	1,129.5	285.3	230.5

Total assets		4,400.8	4,604.1	2,364.5	921.3	662.4

Current liabilities
Payables	13	407.3	499.7	142.5	113.5	67.4
Interest bearing liabilities	14	171.4	178.8	205.8	—	—
Current tax liabilities	4	10.1	29.0	9.9	—	0.1
Provisions	15	146.6	195.5	38.5	2.2	0.7

Total current liabilities		735.4	903.0	396.7	115.7	68.2

Non current liabilities
Payables	13	4.7	6.2	3.5	—	—
Interest bearing liabilities	14	2,641.9	2,813.8	1,449.7	—	—
Deferred tax liabilities	4	26.5	22.4	12.0	4.8	—
Provisions	15	102.5	100.4	23.1	0.6	0.5

Total non current liabilities		2,775.6	2,942.8	1,488.3	5.4	0.5

Total liabilities		3,511.0	3,845.8	1,885.0	121.1	68.7

Net assets		889.8	758.3	479.5	800.2	593.7

Equity
Contributed equity	16	1,114.1	1,063.9	868.3	1,114.1	1,063.9
Reserves	17	(247.8)	(234.4)	(159.2)	18.2	18.2
Accumulated losses	18	(3.8)	(96.7)	(248.5)	(332.1)	(488.4)

Equity attributable to Burns, Philp & Company Limited shareholders		862.5	732.8	460.6	800.2	593.7
Outside equity interests	19	27.3	25.5	18.9	—	—

Total equity	20	889.8	758.3	479.5	800.2	593.7

The attached notes form part of these financial statements.

Statements of Cash Flows

For the year ended June 30

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
Cash flows from operating activities
Cash receipts in the course of operations	3,550.5	1,934.1	1,335.3	3.5	4.7
Cash payments in the course of operations:
Payments to suppliers and employees	(2,978.1)	(1,562.2)	(1,032.2)	(25.7)	(19.7)
Prepaid slotting allowances paid	(14.2)	(10.5)	(32.0)	—	—
Interest received	6.3	17.0	6.8	20.4	22.0
Borrowing costs paid	(263.8)	(104.3)	(63.5)	(5.9)	(0.5)
Dividends received from associates	9.8	12.7	15.3	—	—
Dividends received from controlled entities	—	—	—	—	1.9
Income taxes paid	(50.4)	(54.2)	(16.6)	(0.1)	(0.3)
Business restructuring costs paid	(85.0)	(31.1)	—	—	—

Net cash provided by/(used in) operating activities(b)	175.1	201.5	213.1	(7.8)	8.1

Cash flows from investing activities(d)
Payments for property, plant and equipment	(83.7)	(80.2)	(82.3)	(0.1)	(0.1)
Payments for other financial assets	(1.0)	—	(3.0)	—	—
Payments for businesses, net of cash acquired:(c)
Goodman Fielder	(35.3)	(1,967.3)	—	—	—
Fleischmann’s Latin America	(2.7)	(191.5)	(20.2)	—	—
Other	—	—	(2.3)	—	—
Equity contributed to a controlled entity	—	—	—	(50.0)	(100.0)
Proceeds from disposal of property, plant and equipment	77.7	27.5	2.3	—	—
Proceeds from disposal of other financial assets	0.3	5.2	—	—	—
Proceeds from disposal of businesses, net of cash disposed of(c)	—	260.8	0.7	—	—
Proceeds from recovery of vendor finance loan	30.0	—	—	—	—
Proceeds from liquidation of controlled entities	—	—	—	—	2.6
Other	0.2	(1.2)	(1.0)	—	—

Net cash used in investing activities	(14.5)	(1,946.7)	(105.8)	(50.1)	(97.5)

Cash flows from financing activities(d)(e)
Proceeds from issue of ordinary shares on exercise of options	50.2	195.6	20.2	50.2	195.6
Proceeds from issue of CP Shares	—	—	104.0	—	—
Repayment of 7.5% Notes	—	—	(135.8)	—	—
Buy-back of convertible debt bonds	—	(181.1)	(2.6)	—	—
Repayment of other borrowings	(208.5)	(2,696.4)	(848.1)	—	—
Drawdown of other borrowings	46.0	4,040.4	1,520.3	—	—
Refinancing costs paid	(15.2)	(75.4)	(20.3)	—	—
Debt issue costs paid	(15.3)	(31.4)	(18.3)	—	—
Net loans from/(to) controlled entities	—	—	—	57.1	(104.4)
Dividends paid - CP Shares	(18.0)	(22.3)	(11.5)	(18.0)	(22.3)
Dividends paid – Goodman Fielder shareholders	—	(195.3)	—	—	—
Dividends paid - outside equity interests	(4.8)	(1.0)	(1.1)	—	—
Other	—	0.7	0.6	—	—

Net cash (used in)/provided by financing activities	(165.6)	1,033.8	607.4	89.3	68.9

Net (decrease)/increase in cash held	(5.0)	(711.4)	714.7	31.4	(20.5)
Cash at beginning of year	178.0	922.7	216.0	0.7	21.0
Effects of exchange rate changes on cash (including cash at beginning of year and cash transactions during the year)	(2.9)	(33.3)	(8.0)	—	0.2

Cash at end of year(a)	170.1	178.0	922.7	32.1	0.7

The attached notes form part of these financial statements.

Statements of Cash Flows (Continued)

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
(a) Reconciliation of cash
Cash assets (refer note 5)	178.5	180.5	923.6	32.1	0.7
Bank overdrafts (refer note 14)	(8.4)	(2.5)	(0.9)	—	—

Cash as per statements of cash flows	170.1	178.0	922.7	32.1	0.7

(b) Reconciliation of net cash provided by/(used in) operating activities to profit from ordinary activities after income tax
Profit from ordinary activities after income tax	116.5	174.3	149.5	174.3	21.3
Add/(less)
Depreciation and amortisation	233.2	131.7	105.0	0.1	0.1
Net expense from movements in provisions	85.3	102.1	49.7	1.7	(0.5)
Slotting allowances paid	(14.2)	(10.5)	(32.0)	—	—
Share of net profits of associates	(12.6)	(11.1)	(10.1)	—	—
Dividends received from associates	9.8	12.7	15.3	—	—
Dividends received from controlled entities	—	—	—	(176.4)	—
Net (profit)/loss on disposal of non current assets and businesses	(29.7)	(62.9)	2.0	—	—
Foreign currency gains on borrowings	(56.5)	(139.1)	—	(2.3)	(4.0)
Recovery of vendor finance loan	(30.0)	—	—	—	—
Amortisation and write off of deferred borrowing costs	24.2	41.4	3.9	—	—
Changes in assets and liabilities net of effects of acquisitions and disposals of businesses:
Trade debtors	46.1	47.0	8.6	—	—
Inventories	32.7	18.7	(14.9)	—	—
Trade creditors	(68.6)	(4.5)	8.4	—	—
Provisions	(166.9)	(91.7)	(24.3)	(0.2)	(0.5)
Current and deferred tax provisions	(9.8)	(38.6)	(0.8)	(0.1)	(6.5)
Future income tax benefit	0.2	(7.0)	(44.4)	—	—
Other assets and liabilities(net)	15.4	39.0	(2.8)	(4.9)	(1.8)

Net cash provided by/(used in) operating activities	175.1	201.5	213.1	(7.8)	8.1

Statements of Cash Flows (Continued)

			Consolidated
	2004		2003		2002
A$ million	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
(c) Acquisitions and disposals of businesses
Consideration:
Cash payment*	(38.0)	—	(2,164.5)	—	(22.5)	—
Deposit paid – prior year	—	—	(20.2)	—	—	—
Amount payable	—	—	(26.0)	(0.5)	—	—
Cash proceeds	—	—	—	266.0	—	0.7

	(38.0)	—	(2,210.7)	265.5	(22.5)	0.7

Fair value of net assets acquired/ disposed of:
Property, plant and equipment	—	—	(731.9)	134.6	—	—
Goodwill	(12.0)	—	(1,376.8)	26.9	—	—
Identifiable intangible assets	—	—	(691.2)	9.4	—	—
Trade debtors	—	—	(288.0)	28.0	—	—
Inventories	—	—	(262.1)	35.4	—	—
Cash	—	—	(8.4)	5.2	—	—
Other current and non current assets	—	—	(120.1)	3.1	(20.2)	0.7
Trade creditors	—	—	259.2	(6.9)	—	—
Dividend payable – Goodman Fielder shareholders	—	—	195.3	—	—	—
Other payables	(26.0)	—	75.9	(4.1)	(2.3)	—
Bank overdraft	—	—	2.7	—	—	—
Other interest bearing liabilities	—	—	351.4	—	—	—
Current and deferred tax liabilities	—	—	55.3	(6.2)	—	—
Provisions	—	—	318.4	(11.5)	—	—

	(38.0)	—	(2,220.3)	213.9	(22.5)	0.7
Outside equity interests	—	—	9.6	—	—	—
Profit on disposal of businesses	—	—	—	51.6	—	—

	(38.0)	—	(2,210.7)	265.5	(22.5)	0.7

(Outflow)/inflow of cash:
Cash (payment)/proceeds	(38.0)	—	(2,164.5)	266.0	(22.5)	0.7
Cash acquired/(disposed of)	—	—	5.7	(5.2)	—	—

	(38.0)	—	(2,158.8)	260.8	(22.5)	0.7

*	Current year amount of A$38.0 million represents payment of additional transaction costs during the year in respect of the Goodman Fielder and Fleischmann’s Latin America acquisitions.

(d)	Non cash financing and investing activities

There were no significant non cash financing and investing activities during the years ended June 30, 2003 and 2004.

During the year ended June 30, 2002, A$260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy Back Offer.

Total consideration for the Notes Buy Back comprised cash of A$130.45 million and a A$130.45 million allotment of converting preference shares (CP Shares). A$5.3 million of the 7.5% Notes were also redeemed for cash during the year ended June 30, 2002.

In addition to the A$130.45 million allotment of CP Shares pursuant to the Notes Buy Back Offer, a renounceable rights issue of CP Shares during the year ended June 30, 2002 raised cash of A$104.0 million.

(e)	Financing facilities – refer note 14(k).

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of this financial report, are:

(a)	Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

A separate statement of financial performance, statement of financial position and statement of cash flows of the Company are also presented in accordance with the requirements of the Australian Corporations Act 2001. These separate financial statements of the Company present its investments in controlled entities carried at the lower of historical cost or the recoverable amount.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and result of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s equity accounted share of the associates’ net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealized gains and losses and inter entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealized gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity’s interest. Unrealized gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealized losses are eliminated in the same way as unrealised gains, unless they evidence an impairment of the recoverable amount.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange ruling on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the year. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on net foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Other foreign exchange translation gains or losses arising on current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

(d)	Goodwill

Goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortised on a straight line basis over the period of expected benefit, not exceeding 20 years. In the years ended June 30, 2002, 2003 and 2004, goodwill has been amortised at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed annually by the Directors.

(e)	Identifiable intangible assets

Identifiable intangible assets (brandnames) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the years ended June 30, 2002, 2003 and 2004, identifiable intangible assets have been amortised at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed annually by the Directors.

(f)	Research and development

Research and development expenditure, including expenditure on developing, maintaining, enhancing and protecting fermentation technology and other technologies, is charged against the consolidated result in the year in which it is incurred.

(g)	Property, plant and equipment

Depreciation is provided on plant and equipment generally on a straight line basis at annual rates varying between 3% and 33% (2003 – 3% and 33%; 2002 – 3% and 33%) so as to write off the cost of the assets over their expected economic useful lives of 3 to 33 years. Depreciation is also provided on freehold buildings on a straight line basis at annual rates varying between 2% and 2.5% (2003 – 2% and 2.5%; 2002 – 2%) over their expected economic useful lives of 40 to 50 years. Leasehold properties and improvements are amortised over the economic useful life of the property or the period of the respective lease, whichever is the shorter, at annual rates varying between 3% and 5% (2003 – 3% and 5%; 2002 – 3% and 5%) being 20 to 33 years.

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and amortisation, and recoverable amount.

(h)	Investments

Associates

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount.

Other investments

Other investments are carried at the lower of cost and recoverable amount.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Recoverable amount of non current assets valued on cost basis

The carrying amounts of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(j)	Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Rendering of services

Revenue comprises revenue earned from provision of services to entities outside the consolidated entity. Revenue is recognised when the fee in respect of services provided is receivable.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Sale of non current assets

The gross proceeds of non current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Dividends

Revenue from dividends and distributions from controlled entities is recognised by the Company when they are declared by the controlled entities.

Revenue from dividends from other investments are recognised when received.

(k)	Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings. Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing cost are expensed as incurred unless they relate to qualifying assets.

(l)	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently, the Australian consolidated entity has applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” in the year ended June 30, 2004. The implementation date for the Australian consolidated tax group was June 12, 2003. The head entity in the Australian consolidated tax group, Burns Philp, recognises all of the current and deferred tax assets and liabilities of the Australian consolidated tax group. All wholly-owned subsidiaries in the Australian consolidated tax group have entered into a tax sharing agreement with Burns Philp.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition to the tax sharing agreement, the Australian consolidated tax group intends to enter into a tax funding agreement to recharge the tax balances to members of the Australian consolidated tax group on a stand-alone basis. The assets and liabilities arising under the tax funding agreement will be recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

As a result of significant unrecognised Australian carried forward tax losses, of which recovery is not virtually certain, no additional tax assets or liabilities have been recognised on formation of the Australian consolidated tax group.

Withholding tax is provided on overseas earnings, which are expected to be remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(m)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined on the basis of first-in-first-out, or average cost, whichever is the most appropriate for each individual business. The method of assigning costs to inventory in each business is applied consistently from year to year. Selling and distribution costs are estimated and deducted to determine net realisable value. Adequate provision is made for slow moving and obsolete inventory.

The cost of manufactured inventory and work in progress includes applicable variable and fixed factory overhead costs, the latter being allocated on the basis of normal operating capacity.

(n)	Prepaid slotting allowances

The consolidated entity has incurred costs (slotting allowances) in connection with shelf space contracts for certain of its herbs and spices food products. Time based contracts are amortised over the life of the contract, generally three to five years. Volume based contracts are amortised over the volume of purchases. Prepaid slotting allowances are not recorded in excess of their recoverable amount.

(o)	Employee entitlements

Annual leave

The provision for employee entitlements to annual leave represents present obligations resulting from employees’ services provided up to balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Superannuation plans

The Company and other controlled entities contribute to several defined benefits and defined contribution superannuation plans. Contributions are expensed as incurred.

Provisions are recognised to provide for estimated defined benefit plan deficits. The estimated deficits of the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrued benefits. The actuarial assessment of the accrued benefits takes into account the estimated present value of benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which may vary between 4.5% and 7.0%, are based on respective government bond rates.

(p)	Statements of cash flows

For the purpose of the statements of cash flows, cash includes cash assets net of bank overdrafts.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Converting financial instruments

Converting financial instruments, such as converting preference shares, which must convert to ordinary shares are classified as contributed equity on initial recognition to the extent that holders are exposed to changes in fair value of the Company’s ordinary shares with related distributions treated as dividends.

(r)	Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the cost of acquisition over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining cost of acquisition is then allocated to goodwill.

(s)	Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

•	the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition; and

•	a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been approved and the restructuring or termination benefits has either commenced or been publicly announced, or firm contracts related to the restructuring or termination benefits have been entered into. Costs related to ongoing activities are not provided for.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less than the lease rental payable. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

Workers’ compensation

Goodman Fielder Pty Ltd (Goodman Fielder) is a licensed self-insurer under the Victorian Accident Compensation Act and, up until April 30, 2004, was a licensed self-insurer under the New South Wales Workers’ Compensation Act. Provisions have been made in respect of all employees in Victoria and New South Wales for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance based on an independent actuarial assessment plus prudential margin. The actuarial assessment is based on a number of assumptions including those related to the long term nature of certain claims, the frequency and value of claims and a discount rate that is based on Australian Commonwealth Government Bond yields. Workers’ compensation for all remaining employees is insured commercially in compliance with the relevant state schemes. Refer note 15 (b) for further details.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Receivables

Trade debtors

Trade debtors are carried at original invoice amount less any provision for doubtful debts. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors

Amounts receivable, other than trade receivables, from related or other parties are carried at amounts due less any provision for doubtful debts. Interest, when charged, is taken up as income on an accrual basis.

(u)	Rounding off

Burns Philp is a company of the kind referred to in ASIC Class Order 98/100 dated July 10, 1998 and in accordance with that Class Order amounts in the financial report have been rounded off to the nearest tenth of a million dollars unless otherwise shown.

(v)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: 1) litigation-related contingencies; 2) impairment assessments of goodwill and long-lived assets; 3) preliminary allocation of purchase price to the fair value of assets acquired and liabilities assumed in connection with a business combination; and 4) realisation of deferred income tax assets. These estimates are discussed further throughout the accompanying notes.

(w)	Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

(x)	Repairs and maintenance

Costs associated with repairs and maintenance are expensed as incurred where such costs serve to maintain the asset’s operating capacity at its previously assessed standard or performance.

(y)	Comparative figures

Comparative figures have been adjusted to reflect the presentation adopted as at June 30, 2004.

During the year ended June 30, 2003, the Group obtained control of Goodman Fielder and its controlled entities. The financial statements of Goodman Fielder have been consolidated since March 19, 2003, the effective date the Group obtained control. Consequently, the current year’s statements of financial performance and statements of cash flows are not directly comparable to the prior years.

(z)	Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)	Impact of adopting AASB equivalents to IASB Standards (continued)

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impact on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

•	To the extent not already recognised, financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value;

•	Deferred income tax will be calculated based on the “balance sheet” approach, which may result in more deferred tax assets and liabilities being recognised and, as tax effects follow the underlying transaction, some tax effects may be recognised in equity;

•	Intangible assets:

-	Internally generated intangible assets will not be recognised;

-	Intangible assets can only be revalued if there is an active market;

This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.

•	Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortised; and

•	Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

The company is in the process of assessing and quantifying the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS. Steps are in place to formulate the changes required to existing accounting policies, procedures and systems in order to properly transition to the new accounting standards prior to the implementation date.

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES
Revenue from operating activities
Sale of goods revenue	3,354.9	1,880.2	1,292.8	—	—
Rendering of services revenue	—	7.0	29.9	—	—

Total revenue from sale of goods and rendering of services	3,354.9	1,887.2	1,322.7	—	—
Other revenues from operating activities:
Interest revenue from controlled entities	—	—	—	20.3	21.6
Interest revenue from other parties	5.1	18.0	7.0	0.1	0.4
Dividends received from controlled entities	—	—	—	176.4	1.9
Proceeds from disposal of non current assets	26.2	23.5	2.3	—	—
Other	10.3	4.0	4.1	3.5	4.7
Revenue from outside operating activities
Individually significant unrealised foreign currency gain	56.5	139.1	—	—	—
Individually significant proceeds from recovery of vendor finance loan	30.0	—	—	—	—
Individually significant proceeds from disposal of non current assets and businesses	55.0	169.6	—	—	—

Total revenue from ordinary activities	3,538.0	2,241.4	1,336.1	200.3	28.6

Notes to the financial statements (continued)

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net gain/(loss) on disposal of property, plant and equipment*	29.7	10.4	(2.0)	—	—
Net gain on disposal of other financial assets	—	0.9	—	—	—
Net gain on disposal of businesses**	—	51.6	—	—	—
Net foreign exchange gain/(loss)***	56.7	138.3	(0.2)	2.3	4.0
Net bad and doubtful debts expense including movements in provision for doubtful debts	(3.0)	(4.4)	(9.3)	—	—
Operating lease rental expense	(34.1)	(12.0)	(7.5)	(0.1)	(0.1)
Research and development costs expensed	(14.2)	(8.7)	(5.8)	—	—
Borrowing costs:
New Zealand capital notes	(18.4)	(1.5)	—	—	—
Senior notes	(13.6)	(0.6)	—	—	—
Senior subordinated notes	(91.7)	(75.9)	—	—	—
Debt Bonds	—	(1.8)	(10.7)	—	—
7.5% Notes	—	—	(2.4)	—	—
Controlled entity	—	—	—	(5.8)	—
Other parties	(139.0)	(86.2)	(55.9)	(0.1)	(0.5)
Deferred borrowing costs amortised	(24.2)	(8.8)	(3.9)	—	—

Total borrowing costs***	(286.9)	(174.8)	(72.9)	(5.9)	(0.5)

Depreciation and amortisation:
Plant and equipment	(104.4)	(67.0)	(53.8)	(0.1)	(0.1)
Freehold properties	(11.9)	(4.7)	(4.8)	—	—
Leasehold properties	(0.8)	(0.4)	(0.2)	—	—
Leasehold improvements	(0.6)	(1.1)	(1.8)	—	—
Goodwill	(72.0)	(21.8)	(2.5)	—	—
Identifiable intangibles	(23.6)	(13.3)	(9.4)	—	—
Prepaid slotting allowances	(19.9)	(23.4)	(32.5)	—	—

Total depreciation and amortisation	(233.2)	(131.7)	(105.0)	(0.1)	(0.1)

*	The net gain of A$29.7 million in the current year includes gains of A$15.2 million on the sale of Mascot property and A$14.0 million on the sale of New Zealand property, both of which have been reported as individually significant items. The net gain of A$10.4 million in the year ended June 30, 2003 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item in that year (refer note 3 (b)).

**	Included in individually significant items in the year ended June 30, 2003 (refer note 3(b)).

***	The net foreign exchange gains of A$56.7 million in the current year and A$138.3 million in the year ended June 30, 2003, include unrealised foreign currency gains on unhedged borrowings of A$56.5 million and A$139.1 million, respectively, which have been included in individually significant items (refer note 3(b)).

Total borrowing costs of A$286.9 million in the year ended June 30, 2004 and A$174.8 million in the year ended June 30, 2003 do not include these unrealised foreign currency gains on unhedged borrowings.

Notes to the financial statements (continued)

					Burns, Philp &
			Consolidated	Company Limited
A$ million		2004	2003	2002	2004	2003
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)
(b) Individually significant items
Included in other revenue from ordinary activities		141.5	308.7	—	—	—
Included in general and administrative expenses from ordinary activities		(57.4)	(196.0)	(35.2)	—	—

Total individually significant items		84.1	112.7	(35.2)	—	—

Consisting of:
(i)	Unrealised foreign currency gain	56.5	139.1	—	—	—
(ii)	Business restructuring costs	(31.6)	(52.0)	—	—	—
(iii)	Recovery of vendor finance loan	30.0	—	—	—	—
(iv)	Gain on sale of Mascot property
	Sale proceeds	35.0	—	—	—	—
	Carrying amount of property	(19.8)	—	—	—	—
(v)	Gain on sale of New Zealand property
	Sale proceeds	20.0	—	—	—	—
	Carrying amount of property	(6.0)	—	—	—	—
(vi)	Gain on sale of Australasian Terminals business
	Sale proceeds	—	83.5	—	—	—
	Carrying amount of net assets sold	—	(42.8)	—	—	—
(vii)	Gain on sale of North American Industrial Vinegar business
	Sale proceeds	—	76.9	—	—	—
	Carrying amount of net assets sold	—	(66.0)	—	—	—
(viii)	Gain on sale of South Yarra property
	Sale proceeds	—	9.2	—	—	—
	Carrying amount of property	—	(2.6)	—	—	—
(ix)	Deferred borrowing costs written off	—	(32.6)	—	—	—
(x)	Provision for amounts due from Kmart USA	—	—	(10.1)	—	—
(xi)	Provision for Oakland closure costs	—	—	(25.1)	—	—

		84.1	112.7	(35.2)	—	—

(i)	Significant additional borrowings were drawn down by the Group to fund the acquisition of Goodman Fielder. These additional borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealised foreign currency gain of A$56.5 million (2003 – A$139.1 million) has been included in the consolidated statement of financial performance.

(ii)	Following the acquisition of Goodman Fielder in March 2003, the Group announced a number of restructuring programs arising from a review of Goodman Fielder’s operations. As these programs were not announced at the time of the acquisition, redundancy and other costs arising from these restructuring programs of A$31.6 million have been expensed in the current year (2003 – A$48.7 million). In addition, restructuring costs of A$3.3 million were incurred in respect of the Fleischmann’s Latin America acquisition in the year ended June 30, 2003.

Movements in the components of the various business closure and rationalisation provisions involved have been as follows:

Notes to the financial statements (continued)

	Property, Plant
	and Equipment
A$ million	Write Down	Severance*	Other**	Total
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)
Goodman Fielder Australia
Balance at June 30, 2002	—	—	—	—
Provision acquired during the year	—	16.7	5.2	21.9
Provision made during the year	—	35.8	0.8	36.6
Amount utilised during the year	—	(17.0)	(0.1)	(17.1)

Balance at June 30, 2003	—	35.5	5.9	41.4
Adjustment to provision acquired***	—	—	30.0	30.0
Provision made during the year	3.3	22.6	5.7	31.6
Amount utilised during the year	(3.3)	(33.4)	(39.4)	(76.1)

Balance at June 30, 2004	—	24.7	2.2	26.9

Goodman Fielder New Zealand
Balance at June 30, 2002	—	—	—	—
Provision acquired during the year	—	2.0	—	2.0
Provision made during the year	—	3.9	4.4	8.3
Amount utilised during the year	—	—	(3.1)	(3.1)
Foreign currency fluctuations	—	(0.7)	—	(0.7)

Balance at June 30, 2003	—	5.2	1.3	6.5
Amount utilised during the year	—	(4.0)	(0.5)	(4.5)
Foreign currency fluctuations	—	0.2	0.1	0.3

Balance at June 30, 2004	—	1.4	0.9	2.3

Goodman Fielder Other Businesses
Balance at June 30, 2002	—	—	—	—
Provision acquired during the year	—	12.0	17.3	29.3
Provision made during the year	—	3.4	0.4	3.8
Amount utilised during the year	—	(13.2)	(11.8)	(25.0)

Balance at June 30, 2003	—	2.2	5.9	8.1
Amount utilised during the year	—	(1.4)	(4.0)	(5.4)

Balance at June 30, 2004	—	0.8	1.9	2.7

Fleischmann’s Latin America
Balance at June 30, 2002	—	—	—	—
Provision made during the year	—	1.2	2.1	3.3
Amount utilised during the year	—	(1.2)	(0.8)	(2.0)

Balance at June 30, 2003	—	—	1.3	1.3
Amount utilised during the year	—	—	(1.2)	(1.2)
Foreign currency fluctuations	—	—	(0.1)	(0.1)

Balance at June 30, 2004	—	—	—	—

*	The Goodman Fielder Australia severance provision related to 2,090 employees, 432 and 984 of whom were terminated during the years ended June 30, 2003 and June 30, 2004, respectively. The Goodman Fielder New Zealand severance provision related to 93 employees, 78 of whom were terminated during the year ended June 30, 2004. The Goodman Fielder Other Businesses’ severance provision related to 186 employees, 165 and 14 of whom were terminated during the years ended June 30, 2003 and June 30, 2004, respectively. The Fleischmann’s Latin America severance provision related to 207 employees, all of whom were terminated during the year ended June 30, 2003.

**	Other provisions include individual provisions for costs related to site closure and remediation costs. The Goodman Fielder Australia other provision also includes provision for costs associated with the re-negotiation of unfavourable supply contracts. The Fleischmann’s Latin America other provision also includes individual provisions for the write-off of raw materials and spares, estimated site and tank clean up costs and early contract termination penalties. During the year ended June 30, 2003 and 2004, the other provision was used to offset the cost of scrapping raw materials and spare parts and the costs of environmental clean up.

***	Refer note 12 (b).

Notes to the financial statements (continued)

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)

(iii)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of the Group’s acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan and its fair value was assessed as nil. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter initiated and completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan has been recognised as revenue in the current year.

(iv)	In June 2004, the Group sold a property at Mascot, Australia, the site of a liquid fats and oils production plant, resulting in a gain on sale of A$15.2 million.

(v)	In June 2004, the Group sold a property in Auckland, New Zealand, the site of the New Zealand yeast plant, resulting in a gain on sale of A$14.0 million.

(vi)	During the year ended June 30, 2003, the Group sold its Terminals business, resulting in a gain of A$40.7 million.

(vii)	During the year ended June 30, 2003, the Group completed the sale of its North America Industrial Vinegar business resulting in a gain of A$10.9 million.

(viii)	Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold in the year ended June 30, 2003 resulting in a gain of A$6.6 million.

(ix)	As part of the acquisition of Goodman Fielder during the year ended June 30, 2003, the Group’s then existing senior funding facility was refinanced, necessitating the write off of A$14.4 million of deferred borrowing costs in respect of this funding arrangement. In addition, in March 2003, the Group drew down the entire amount of an A$1.35 billion secured senior share acquisition bridge facility which was repaid in full in April 2003. Following the repayment of this share acquisition bridge facility, borrowing costs associated with the facility of A$18.2 million were expensed.

(x)	In December 2001, Kmart USA, a major customer of the herbs and spices business, announced it was seeking protection from its creditors under US bankruptcy laws. As a result, a provision of A$10.1 million, being the full amount outstanding from Kmart USA, was made as at December 31, 2001.

(xi)	In March 2002, the Group announced the closure of its yeast plant in Oakland, California. As a result of this decision, the Group recorded an expense of A$25.1 million in the year ended June 30, 2002. This charge included A$3.2 million related to expected severance costs, A$4.7 million related to costs to remediate the land and a non cash charge of A$17.2 million to record a write-down in the carrying value of the land, buildings and equipment to recoverable amount.

Movements in the components of the Oakland provision for closure costs have been as follows:

	Property, Plant
	and Equipment
A$ million	Write Down	Severance*	Other**	Total
Balance at June 30, 2001	—	—	—	—
Provision made during the year	17.2	3.2	4.7	25.1
Amount utilised during the year	(17.2)	(1.1)	(0.9)	(19.2)
Foreign currency fluctuations	—	(0.1)	(0.2)	(0.3)

Balance at June 30, 2002	—	2.0	3.6	5.6
Amount utilised during the year	—	(1.6)	(3.0)	(4.6)
Foreign currency fluctuations	—	(0.2)	(0.3)	(0.5)

Balance at June 30, 2003	—	0.2	0.3	0.5
Amount utilised during the year	—	(0.2)	(0.1)	(0.3)

Balance at June 30, 2004	—	—	0.2	0.2

* The severance provision related to 45 employees, who were terminated during the years ended June 30, 2002 to 2004.

** The other provision includes individual provisions for the write-off of raw materials and spares, estimated site and tank clean up costs and early contract termination penalties. During the years ended June 30, 2002, 2003 and 2004, the other provision was used to offset the costs of scrapping raw materials and spare parts and the costs of environmental clean up.

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ ’000	2004	2003	2002	2004	2003
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)
(c) Auditors’ remuneration
Audit services
Auditors of the Company - KPMG
KPMG Australia
Audit and review of financial reports*	1,171.8	922.6	336.5	150.0	152.0
Audit of special purpose financial reports **	696.8	—	—	—	—
Other regulatory audit services	—	11.0	11.0	—	11.0
Overseas KPMG firms
Audit and review of financial reports*	1,025.3	751.0	547.1	—	—
Other regulatory audit services	57.9	58.4	73.9	—	—

Total KPMG	2,951.8	1,743.0	968.5	150.0	163.0
Other Auditors
Audit and review of financial reports	28.4	147.7	23.0	—	—

Total audit services	2,980.2	1,890.7	991.5	150.0	163.0

Other services
Auditors of the Company – KPMG
KPMG Australia
US GAAP assurance services***	328.7	1,246.8	659.5	—	—
Refinancing due diligence****	400.0	1,340.6	—	—	—
Other assurance services	184.3	141.0	149.2	12.0	12.0
Overseas KPMG firms
US GAAP assurance services***	210.2	546.0	222.5	—	—
Other assurance services	140.2	59.2	262.8	—	—
Taxation *****	641.8	436.0	224.9	—	—

Total KPMG	1,905.2	3,769.6	1,518.9	12.0	12.0
Other auditors
Other assurance services	—	2.9	—	—	—
Taxation	4.5	5.5	0.1	—	—

Total other services	1,909.7	3,778.0	1,519.0	12.0	12.0

All audit and other services provided by all auditors are pre-approved by the Audit & Risk Committee. As part of this pre-approval process, the Audit & Risk Committee ensures that the services do not impact on the auditors’ independence.

*	The 2004 and 2003 fees include amounts paid in relation to the audit of Goodman Fielder and its controlled entities. During 2004, overseas KPMG firms were appointed as the local auditor for 5 additional overseas Goodman Fielder operations.

**	Audit of special purpose financial reports prepared in conjunction with the business disposals detailed in note 30.

***	The fees for U.S. GAAP assurance services represent amounts paid in relation to opinions provided on U.S. GAAP financial information required by the indentures governing the Group’s U.S.$ senior and senior subordinated notes. The 2004 fees represent the examination of June 30, 2004 U.S. GAAP financial information and work associated with the finalisation of the registration of the debt offerings with the United States Securities and Exchange Commission. The 2003 fees for U.S. GAAP assurance services represent amounts paid in relation to opinions provided on U.S. GAAP financial information as part of raising the 10.75% senior subordinated notes and the 9.5% senior notes. The 2002 fees include amounts paid in relation to the 9.75% senior subordinated notes.

****	The 2004 and 2003 fees represent amounts paid for due diligence reports required by the Group’s financiers as a condition of raising additional funding.

*****	These fees relate to taxation compliance services provided primarily by KPMG offices in Europe and South America.

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 4. INCOME TAX
Income tax (expense)/benefit relating to ordinary activities
Prima facie income tax (expense) calculated at 30% (2003 - 30%; 2002 - 30%) on profit from ordinary activities	(47.2)	(54.9)	(36.2)	(52.2)	(4.5)
(Increase)/decrease in income tax (expense) due to:
Utilisation of tax losses and timing differences not previously recognised	17.1	44.3	19.9	—	11.2
Non assessable dividend income	—	—	—	52.9	—
Proceeds received on recovery of vendor finance loan not taxable	9.0	—	—	—	—
Gain on sale of New Zealand property not taxable	4.6	—	—	—	—
Non assessable gain on sale of Australasian Terminals business	—	12.5	—	—	—
Share of net profits of associates	3.8	3.3	3.0	—	—
Differences in overseas tax rates	(8.8)	(8.3)	(5.9)	—	—
Amortisation of intangible assets not deductible for tax	(25.4)	(10.5)	(3.6)	—	—
Research and development concessions	3.0	0.4	—
Other permanent adjustments	3.1	0.2	3.5	(0.7)	(0.5)

Income tax (expense)/benefit relating to ordinary activities before individually significant income tax items	(40.8)	(13.0)	(19.3)	—	6.2
Individually significant income tax items:
Recoupment of United States tax losses and timing differences not previously recognised	—	9.0	47.9	—	—
Income tax (expense) resulting from a subsidiary ownership restructuring	—	(4.6)	—	—	—

Income tax (expense)/benefit relating to ordinary activities	(40.8)	(8.6)	28.6	—	6.2

Income tax (expense)/benefit is made up of:
Current income tax (expense)	(35.5)	(12.0)	(15.0)	—	(0.4)
Deferred income tax (expense)/benefit	(5.3)	3.4	43.6	—	6.6

	(40.8)	(8.6)	28.6	—	6.2

Current tax liabilities
Provision for current income tax	10.1	29.0	9.9	—	0.1

Deferred tax liabilities
Provision for deferred income tax	26.5	22.4	12.0	4.8	—

Comprises the deferred liability at current income tax rates of the following items:
Excess of taxation depreciation over accounting depreciation	21.2	15.6	9.7	4.8	—
Unrealised foreign currency gains	57.5	47.9	—	55.3	—
Tax losses carried forward	(55.3)	(41.7)	—	(55.3)	—
Other items	3.1	0.6	2.3	—	—

	26.5	22.4	12.0	4.8	—

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 4. INCOME TAX (Continued)
Deferred tax assets
Future income tax benefit	69.9	78.2	66.2	4.8	—

Comprises the future tax benefit at current income tax rates of the following items:
Tax losses carried forward	28.1	44.5	63.6	—	—
Provisions	21.8	17.7	0.5	4.8	—
Interest expense deferred for tax purposes	18.6	—	—	—	—
Other items	1.4	16.0	2.1	—	—

	69.9	78.2	66.2	4.8	—

Future income tax benefit not recognised (b)
Tax losses	245.1	200.5	236.3	63.6	5.1
Timing differences	82.4	95.8	132.5	27.0	—

	327.5	296.3	368.8	90.6	5.1

(a)	The Group has gross deferred tax assets of A$397.4 million (2003 - A$374.5 million; 2002 - A$435.0 million), a valuation allowance of A$327.5 million (2003 - A$296.3 million; 2002 - A$368.8 million), net deferred tax assets of A$69.9 million (2003 - A$78.2 million; 2002 - A$66.2 million), and deferred tax liabilities of A$26.5 million (2003 - A$22.4 million; 2002 - A$12.0 million). The net change in the valuation allowance for the Group for the year ended June 30, 2004 was an increase of A$31.2 million (2003 - A$72.5 million decrease; 2002 - A$46.7 million decrease).

(b)	The potential future income tax benefit arising from other tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt. The potential future income tax benefit will only be realised if there are no adverse changes in tax legislation and the companies concerned derive sufficient future assessable income to enable the benefit to be realised and continue to comply with the conditions for deductibility imposed by the law.

(c)	The balance of franking credits available for the franking of dividends at June 30, 2004 was A$23.0 million (2003 – Nil; 2002 – Nil).

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 5. CASH ASSETS
Cash at bank and on hand	87.7	91.4	76.0	0.2	0.7
Short term deposits	38.0	89.1	832.3	—	—
Restricted deposits	52.8	—	15.3	31.9	—

Total cash assets	178.5	180.5	923.6	32.1	0.7

NOTE 6. RECEIVABLES
Current
Trade debtors	311.7	359.4	156.3	—	—
Provision for doubtful debts(a)	(10.8)	(10.3)	(12.7)	—	—

	300.9	349.1	143.6	—	—
Secured receivables	—	0.1	0.4	0.1	0.1
Other receivables	31.6	35.8	16.4	9.2	2.2
Amounts receivable from controlled entities	—	—	—	588.1	424.4

Total current receivables	332.5	385.0	160.4	597.4	426.7

Non current
Other receivables	6.0	8.4	1.8	—	—

(a) Movements in provision for doubtful debts were:
Balance at beginning of year	10.3	12.7	13.2	—	—
Foreign currency fluctuations	(0.5)	(0.9)	(5.2)	—	—
Movement due to business disposals	—	(0.4)	—	—	—
Additions to provision	2.8	3.6	5.8	—	—
Bad debts written off against provision	(1.8)	(4.7)	(1.1)	—	—

Balance at end of year	10.8	10.3	12.7	—	—

NOTE 7. INVENTORIES
Current
Finished goods(a)	147.2	147.0	64.7	—	—
Provision against finished goods(b)	(5.1)	(2.8)	(1.9)	—	—
Work in progress(a)	19.2	23.1	7.6	—	—
Provision against work in progress(b)	—	(0.1)	—	—	—
Raw materials(a)	118.4	148.3	55.2	—	—
Provision against raw materials(b)	(2.3)	(1.0)	(2.5)	—	—

Total inventories	277.4	314.5	123.1	—	—

(a) At cost
(b) Movements in provision for inventory obsolescence were:
Balance at beginning of year	3.9	4.4	3.7	—	—
Foreign currency fluctuations	—	(0.4)	(0.5)	—	—
Additions to provision	5.5	0.9	3.7	—	—
Inventories written off against provision	(2.0)	(1.0)	(2.5)	—	—

Balance at end of year	7.4	3.9	4.4	—	—

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 8. OTHER ASSETS
Current
Prepayments	19.9	27.8	10.6	3.5	4.5
Prepaid slotting allowances(a)	7.9	10.2	16.4	—	—
Properties held for sale	3.3	14.7	—	—	—
Deferred expenditure	4.3	0.8	0.9	3.0	—

Total current other assets	35.4	53.5	27.9	6.5	4.5

Non current
Prepayments	3.7	6.9	5.6	—	—
Prepaid slotting allowances(a)	15.8	20.3	32.9	—	—
Deferred borrowing costs(b)	115.6	113.9	34.7	—	—
Deferred foreign currency hedge exchange differences and costs	21.4	—	—	—	—
Deferred expenditure	5.5	4.4	6.2	—	—
Business acquisition deposit	—	—	20.2	—	—

Total non current other assets	162.0	145.5	99.6	—	—

(a) Cost	95.7	160.1	179.2	—	—
Accumulated amortisation	(72.0)	(129.6)	(129.9)	—	—

	23.7	30.5	49.3	—	—

(b) Cost	147.1	120.8	38.3	—	—
Accumulated amortisation	(31.5)	(6.9)	(3.6)	—	—

	115.6	113.9	34.7	—	—

		Consolidated
A$ million	2004	2003	2002
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Non current
Associates	57.3	53.6	58.6

Details of investments in associates are as follows:

			% Ownership Interest
Name	Principal Activities	Balance Date	2004	2003	2002
Levaduras Collico SA	Yeast Manufacture	June 30,	50.0	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30,	42.0	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30,	50.0	50.0	50.0
Mauri Products Limited	Yeast Manufacture	September 15,	50.0	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30,	50.0	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30,	50.0	50.0	50.0
Proofex Products Company	Yeast Manufacture	September 16,	30.0	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31,	49.0	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	December 31,	49.0	49.0	49.0
Gelec S.A.	Food Manufacture	June 30,	33.3	33.3	—
Fresh Start Bakeries Australia Pty Ltd(a)	Buns Manufacture	June 30,	50.0	90.9	—
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31,	50.0	50.0	—
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	June 30,	30.0	30.0	—
P.T. Natraco Spices Indonesia	Spices Processing	December 31,	—	—	50.0

Notes to the financial statements (continued)

	Consolidated
A$ million	2004	2003	2002
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Continued)
Results of associates
Share of associates’:
Profit from ordinary activities before income tax expense	17.5	15.2	14.2
Income tax expense relating to profit from ordinary activities	(4.9)	(4.1)	(4.1)

Share of net profits of associates accounted for using the equity method	12.6	11.1	10.1

Share of post-acquisition retained profits and reserves attributable to associates
Retained profits
Share of associates’ retained profits at beginning of year	1.1	2.3	7.5
Share of retained profits of associates of Goodman Fielder	—	0.4	—
Share of associates’ net profits accounted for using the equity method	12.6	11.1	10.1
Dividends from associates	(9.8)	(12.7)	(15.3)

Share of associates’ retained profits at end of year	3.9	1.1	2.3

Asset revaluation reserve
Share of associates’ asset revaluation reserves at beginning and end of year	19.0	19.0	19.0

Foreign currency translation reserve
Share of associates’ foreign currency translation reserves at beginning of year	(32.0)	(24.5)	(20.9)
Share of increment/(decrement) in associates’ foreign currency translation reserves	0.7	(7.5)	(3.6)

Share of associates’ foreign currency translation reserves at end of year	(31.3)	(32.0)	(24.5)

Other reserves
Share of associates’ other reserves at beginning and end of year	18.9	18.9	18.9

Movements in carrying amount of investments
Carrying amount of investments in associates at beginning of year	53.6	58.6	66.9
Associates acquired with Goodman Fielder	—	4.6	—
Share of net profits of associates	12.6	11.1	10.1
Dividends received from associates	(9.8)	(12.7)	(15.3)
Share of increment/(decrement) in associates’ foreign currency translation reserves	0.7	(7.5)	(3.6)
Capital contributed to an associate	0.2	0.2	0.5
Return of capital by an associate	—	(0.7)	—

Carrying amount of investments in associates at end of year(b)	57.3	53.6	58.6

Summary performance and financial position of associates
The consolidated entity’s share of aggregate assets, liabilities and profits of associates are as follows:
Net profit — as reported by associates and equity adjusted(c)	12.6	11.1	10.1

Net assets
Current assets	31.9	29.5	27.9
Non current assets	55.4	54.9	48.4

Total assets	87.3	84.4	76.3

Current liabilities	18.7	18.9	12.5
Non current liabilities	11.3	11.9	5.2

Total liabilities	30.0	30.8	17.7

Net assets - as reported by associates and equity adjusted(c)	57.3	53.6	58.6

(a)	While the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited as at June 30, 2003, it did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors, and did not have control of the operating and financial decisions. In accordance with the shareholder agreement, the Group’s ownership interest was reduced to 50% during the current year.

(b)	No individual investment in an associate is material in amount.

Notes to the financial statements (continued)

(c)	There were no adjustments arising from equity accounting.

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 10. OTHER FINANCIAL ASSETS
Non current
Shares in controlled entities(a)	—	—	—	280.4	230.4
Shares in listed corporation(b)	4.0	4.0	4.0	—	—
Interest bearing deposits	1.3	0.7	2.7	—	—

Total non current other financial assets	5.3	4.7	6.7	280.4	230.4

(a) Shares in controlled entities:
Cost	—	—	—	309.6	259.6
Provision for diminution in value	—	—	—	(29.2)	(29.2)

	—	—	—	280.4	230.4

(b) Written down to recoverable amount.

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 11. PROPERTY, PLANT AND EQUIPMENT
Plant and equipment
Cost	1,012.5	1,014.8	788.6	1.1	1.4
Accumulated depreciation	(387.4)	(334.7)	(427.8)	(1.0)	(1.3)

Total plant and equipment	625.1	680.1	360.8	0.1	0.1

Freehold properties(a)
Cost	378.1	414.9	206.7	—	—
Accumulated depreciation	(18.7)	(18.4)	(24.3)	—	—

Total freehold properties	359.4	396.5	182.4	—	—

Leasehold properties(a)
Cost	29.9	24.0	8.0	—	—
Accumulated amortisation	(3.4)	(1.5)	(0.6)	—	—

Total leasehold properties	26.5	22.5	7.4	—	—

Leasehold improvements
Cost	21.1	21.1	38.4	—	—
Accumulated amortisation	(5.6)	(5.3)	(11.8)	—	—

Total leasehold improvements	15.5	15.8	26.6	—	—

Total property, plant and equipment	1,026.5	1,114.9	577.2	0.1	0.1

(a) The carrying amount of freehold and leasehold properties comprises:
Goodman Fielder properties	221.3	254.3	—	—	—
Other Group properties	164.6	164.7	189.8	—	—

	385.9	419.0	189.8	—	—

The Goodman Fielder properties are included in the consolidated statements of financial position as at June 30, 2003 and 2004 at their fair values at acquisition date, 19 March 2003, adjusted for additions, disposals, depreciation and amortisation since that date.

Independent valuations, on an existing use basis of valuation, were obtained for all other Group properties at June 30, 2003. These valuations, which disclosed a surplus of A$33.1 million over the carrying amount of A$164.7 million, have not been recognised in the consolidated statement of financial position.

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
(b) Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
Plant and equipment
Carrying amount at beginning of year	680.1	360.8	449.6	0.1	0.1
Foreign currency fluctuations	(0.7)	(27.9)	(94.1)	—	—
Movement due to business acquisitions	(15.4)	466.6	—	—	—
Movement due to business disposals	—	(114.4)	—	—	—
Additions	73.6	69.2	76.1	0.1	0.1
Disposals	(6.5)	(7.2)	(17.5)	—	—
Depreciation	(104.4)	(67.0)	(53.8)	(0.1)	(0.1)
Reclassifications	(1.6)	—	0.5	—	—

Carrying amount at end of year	625.1	680.1	360.8	0.1	0.1

Freehold properties
Carrying amount at beginning of year	396.5	182.4	219.6	—	—
Foreign currency fluctuations	0.6	(16.8)	(29.4)	—	—
Movement due to business acquisitions	—	249.4	—	—	—
Movement due to business disposals	—	(13.2)	—	—	—
Additions	6.9	10.0	3.0	—	—
Disposals	(29.2)	(10.6)	(2.8)	—	—
Depreciation	(11.9)	(4.7)	(4.8)	—	—
Reclassifications	(3.5)	—	(3.2)	—	—

Carrying amount at end of year	359.4	396.5	182.4	—	—

Leasehold properties
Carrying amount at beginning of year	22.5	7.4	5.4	—	—
Foreign currency fluctuations	0.4	(0.9)	0.2	—	—
Movement due to business acquisitions	—	15.9	—	—	—
Movement due to business disposals	—	(0.2)	—	—	—
Additions	3.2	0.7	2.0	—	—
Disposals	(0.8)	—	—	—	—
Amortisation	(0.8)	(0.4)	(0.2)	—	—
Reclassifications	2.0	—	—	—	—

Carrying amount at end of year	26.5	22.5	7.4	—	—

Leasehold improvements
Carrying amount at beginning of year	15.8	26.6	29.5	—	—
Foreign currency fluctuations	(0.2)	(3.2)	(2.2)	—	—
Movement due to business acquisitions	0.5	—	—	—	—
Movement due to business disposals	—	(6.8)	—	—	—
Additions	—	0.3	1.2	—	—
Disposals	—	—	(0.1)	—	—
Amortisation	(0.6)	(1.1)	(1.8)	—	—

Carrying amount at end of year	15.5	15.8	26.6	—	—

Notes to the financial statements (continued)

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 12. INTANGIBLE ASSETS
Identifiable intangible assets
Cost	968.3	969.3	331.2	—	—
Accumulated amortisation	(69.3)	(45.4)	(34.3)	—	—

Total identifiable intangible assets	899.0	923.9	296.9	—	—

Purchased goodwill
Cost (a) (b)	1,457.7	1,374.1	36.1	—	—
Accumulated amortisation	(106.7)	(32.7)	(13.6)	—	—

Total purchased goodwill	1,351.0	1,341.4	22.5	—	—

Total intangible assets	2,250.0	2,265.3	319.4	—	—

(a)	Written down to recoverable amount where appropriate.

(b)	During the year ended June 30, 2004, the Group finalised the accounting in respect of the acquisitions of Goodman Fielder and Fleischmann’s Latin America.

As a result of the finalisation of this acquisition accounting, additional goodwill of approximately A$81.6 million was recognised. As detailed in the following table, this goodwill comprises payment for additional transaction costs that were not accrued for as at the date of acquisition and additional adjustments to the assessed fair value of assets and liabilities as at the date of acquisition.

A$
million
Additional transaction costs not accrued at June 30, 2003	12.0
Re-assessment of fair value of net assets acquired:
Decrease in property, plant and equipment	14.9
Decrease in net deferred tax assets	11.8
Increase in business restructuring provisions	30.0
Increase in employee provisions	9.6
Increase in other provisions	3.3

Net adjustment to goodwill	81.6

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 13. PAYABLES
Current
Trade creditors	244.1	312.3	68.0	—	—
Other creditors and accruals	163.2	187.4	74.5	9.3	5.4
Owing to controlled entities	—	—	—	104.2	62.0

Total current payables	407.3	499.7	142.5	113.5	67.4

Non current
Other creditors	4.7	6.2	3.5	—	—

Notes to the financial statements (continued)

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 14. INTEREST BEARING LIABILITIES
Current
Secured
Senior indebtedness
Term loan facilities(d)	155.8	94.0	—	—	—
Revolving loan facility(d)	—	60.0	—	—	—
Other	—	—	17.8	—	—
Bank overdrafts(e)	7.9	1.1	0.9	—	—
Other indebtedness(e)	3.5	10.4	12.3	—	—
Unsecured
Bank overdrafts(e)	0.5	1.4	—	—	—
Convertible debt bonds	—	—	174.8	—	—
Other indebtedness(e)	3.7	11.9	—	—	—

Total current interest bearing liabilities(b)(c)	171.4	178.8	205.8	—	—

Non current
Secured
Senior indebtedness
Term loan facilities(d)	1,427.7	1,572.1	—	—	—
Other	—	—	738.7	—	—
Other indebtedness(e)	3.3	—	—	—	—
Unsecured
9.5% senior notes due 2010(h)	145.2	149.9	—	—	—
10.75% senior subordinated notes due 2011(a)(g)	291.2	299.6	—	—	—
9.75% senior subordinated notes due 2012(f)	580.7	599.8	711.0	—	—
New Zealand subordinated capital notes(i)	193.8	185.7	—	—	—
Other indebtedness(e)	—	6.7	—	—	—

Total non current interest bearing liabilities(b)(c)	2,641.9	2,813.8	1,449.7	—	—

(a) Notes payable	304.9	314.9	—	—	—
Unamortised discount	(13.7)	(15.3)	—	—	—

	291.2	299.6	—	—	—

(b) Interest bearing liabilities by currency:
United States dollars	1,404.2	1,458.2	1,526.7	—	—
New Zealand dollars	713.3	199.0	14.3	—	—
Australian dollars	618.9	1,238.9	—	—	—
Euro	34.3	38.3	66.0	—	—
Canadian dollars	29.6	40.4	42.3	—	—
Others	13.0	17.8	6.2	—	—

Total interest bearing liabilities	2,813.3	2,992.6	1,655.5	—	—

Notes to the financial statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (Continued)

(c) Consolidated interest bearing liabilities by maturity at June 30,:

					NZ
	Senior	2010	2011	2012	Capital	Bank	Other	Other
	Indebtedness	Notes	Notes	Notes	Notes	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Fixed	Total
2004
1 year or less	155.8	—	—	—	—	8.4	5.0	2.2	171.4
1 to 2 years	189.0	—	—	—	—	—	—	3.3	192.3
2 to 3 years	228.9	—	—	—	—	—	—	—	228.9
3 to 4 years	593.5	—	—	—	—	—	—	—	593.5
4 to 5 years	416.3	—	—	—	158.4	—	—	—	574.7
5 to 6 years	—	—	—	—	—	—	—	—	—
6 to 10 years	—	145.2	291.2	580.7	35.4	—	—	—	1,052.5

	1,583.5	145.2	291.2	580.7	193.8	8.4	5.0	5.5	2,813.3

Weighted average interest rate	7.11%	9.50%	10.75%	9.75%	9.79%	9.11%	7.72%	5.53%	8.25%

	Senior	2010	2011	2012	NZ Capital	Bank	Other	Other
	Indebtedness	Notes	Notes	Notes	Notes	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Fixed	Total
2003
1 year or less	154.0	—	—	—	—	2.5	15.2	7.1	178.8
1 to 2 years	144.0	—	—	—	—	—	—	6.7	150.7
2 to 3 years	189.0	—	—	—	—	—	—	—	189.0
3 to 4 years	229.0	—	—	—	—	—	—	—	229.0
4 to 5 years	629.0	—	—	—	—	—	—	—	629.0
5 to 6 years	381.1	—	—	—	151.7	—	—	—	532.8
6 to 10 years	—	149.9	299.6	599.8	34.0	—	—	—	1,083.3

	1,726.1	149.9	299.6	599.8	185.7	2.5	15.2	13.8	2,992.6

Weighted average interest rate	7.11%	9.50%	10.75%	9.75%	9.79%	10.70%	5.60%	10.23%	8.30%

	Senior	2012	Debt	Bank	Other	Other
	Indebtedness	Notes	Bonds	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Floating	Floating	Fixed	Total
2002
1 year or less	17.8	—	174.8	0.9	8.5	3.8	205.8
1 to 2 years	22.2	—	—	—	—	—	22.2
2 to 3 years	97.8	—	—	—	—	—	97.8
3 to 4 years	128.9	—	—	—	—	—	128.9
4 to 5 years	489.8	—	—	—	—	—	489.8
10 to 11 years	—	711.0	—	—	—	—	711.0

	756.5	711.0	174.8	0.9	8.5	3.8	1,655.5

Weighted average interest rate	3.85%	9.75%	5.5%	14.78%	5.18%	5.63%	6.57%

(d)	Senior indebtedness as at June 30, 2004 consisted of A$1,583.5 million (equivalent) drawn under the Group’s secured senior credit facilities. As at June 30, 2004, A$155.8 million of this indebtedness is classified as a current liability and A$1,427.7 million as a non current liability.

Notes to the financial statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (Continued)

Term A Loan Senior Funding Agreement

On 16 January 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprising an A$1.3 billion term loan facility, referred to as the Term A loan facility, and an A$100 million revolving loan facility. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility.

Term B Secured Senior Loan Facility

On February 20, 2003, the Group entered into a US$270 million six year senior secured credit facility referred to as the Term B loan facility. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility.

Security Arrangements

Burns Philp and certain Australian controlled entities and non-Australian controlled entities in other jurisdictions have granted security over all their assets in respect of the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favour of a security trustee.

The Group has granted guarantees and security interests to the security trustee on trust for the senior lenders by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, a Deed of Debenture Trust dated March 7, 2003, a Deed of Guarantee and Indemnity dated July 28, 1998 (executed or acceded to by Burns Philp and certain Australian controlled entities and non-Australian controlled entities), fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions.

(e)	In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (d) above, or have the benefit of securities at the operating company level, or are unsecured.

(f)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004, Burns Philp filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and Burns Philp commenced an exchange offer of these notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(g)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004, Burns Philp filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and Burns Philp commenced an exchange offer of these notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(h)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. The payment of principal and interest and the performance of all other obligations in respect of the 9.5% senior notes due 2010 are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004, Burns Philp filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and Burns Philp commenced an exchange offer of these notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

Notes to the financial statements (continued)

NOTE 14: INTEREST BEARING LIABILITES (CONTINUED)

(i)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012. The New Zealand Capital Notes were issued in two series, one series of which mature on December 15, 2008 and bear interest at 9.75% and the other series which mature on November 15, 2011 and bear interest at 9.95%.

Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the New Zealand Capital Notes.

(j)	Refer note 32 for additional financial instruments disclosure.

(k)	Financing Facilities

Details of the consolidated entity’s committed financing facilities as at June 30, are set out below:

	Consolidated
	2004	Average	2003	Average	2002	Average
	A$ million	Maturity	A$ million	Maturity	A$ million	Maturity
Bank overdrafts	22.5	0.5 years	19.3	1.0 years	8.3	0.9 years
Bank loan facilities	1,620.2	3.5 years	1,801.7	4.8 years	792.1	4.1 years
Senior notes	145.2	6.4 years	149.9	7.4 years	—
Senior subordinated notes	871.9	7.7 years	899.4	8.7 years	711.0	10.0 years
New Zealand Capital Notes	193.8	5.0 years	185.7	6.0 years	—
Debt Bonds	—		—		174.8	1.8 years

Total committed lines of credit	2,853.6		3,056.0		1,686.2
Add cash	178.5		180.5		923.6
Less interest bearing liabilities	(2,813.3)		(2,992.6)		(1,655.5)

Undrawn lines of credit and cash	218.8		243.9		954.3

(l)	Securitisation Program

A controlled entity has entered into a receivables purchase agreement which enables it to securitise selected amounts of its debtors portfolio up to a limit of A$50 million (2003 – A$50 million; 2002 – Nil). At June 30, 2004, A$50 million (2003 – A$50 million; 2002 – Nil) has been securitised and is not included in the consolidated statement of financial position.

Notes to the financial statements (continued)

NOTE 15. PROVISIONS

				Burns, Philp &
				Company
	Consolidated			Limited
A$ million	2004	2003	2002	2004	2003
Current
Employee benefits	49.8	54.1	13.7	1.8	0.7
Business closure and rationalisation	34.3	58.6	7.7	—	—
Workers’ compensation (b)	14.6	11.4	—	—	—
Legal claims	38.6	44.0	1.1	0.4	—
CP Shares dividend	—	—	4.4	—	—
Other	9.3	27.4	11.6	—	—

Total current provisions	146.6	195.5	38.5	2.2	0.7

Non current
Employee benefits	64.3	55.3	23.0	0.6	0.5
Workers’ compensation (b)	33.8	34.4	—	—	—
Other	4.4	10.7	0.1	—	—

Total non current provisions	102.5	100.4	23.1	0.6	0.5

(a) Reconciliations of the carrying amount of each class of provision, except for employee benefits, are set out below:

Business closure and rationalisation – current
Carrying amount at beginning of year	58.6	7.7		—	—
Foreign currency fluctuations	0.6	(0.9)		—	—
Movement due to business acquisitions	30.0	53.2		—	—
Provisions made during the year	33.4	52.0		—	—
Payments made during the year	(85.0)	(31.1)		—	—
Other amounts utilised during the year	(3.3)	(22.3)		—	—

Carrying amount at end of year	34.3	58.6		—	—

Workers’ compensation – current
Carrying amount at beginning of year	11.4	—		—	—
Movement due to business acquisitions	—	13.4		—	—
Provisions made during the year	12.3	5.2		—	—
Payments made during the year	(9.1)	(7.2)		—	—

Carrying amount at end of year	14.6	11.4		—	—

Legal claims – current
Carrying amount at beginning of year	44.0	1.1		—	1.1
Movement due to business acquisitions	—	44.0		—	—
Provisions made during the year	(1.2)	(0.8)		0.4	(0.8)
Payments made during the year	(4.2)	(0.3)		—	(0.3)

Carrying amount at end of year	38.6	44.0		0.4	—

CP Shares dividend – current
Carrying amount at beginning of year	—	4.4		—	4.4
Dividend paid during the year	—	(4.4)		—	(4.4)

Carrying amount at end of year	—	—		—	—

Other – current
Carrying amount at beginning of year	27.4	11.6		—	0.2
Foreign currency fluctuations	0.3	(1.2)		—	—
Movement due to business acquisitions	1.1	84.1		—	—
Movements due to business disposals	—	(9.8)		—	—
Provisions made during the year	11.6	20.9		—	—
Payments made during the year	(31.1)	(78.2)		—	(0.2)

Carrying amount at end of year	9.3	27.4		—	—

Notes to the financial statements (continued)

NOTE 15. PROVISIONS (Continued)

				Burns, Philp &
				Company
	Consolidated			Limited
A$ million	2004	2003	2002	2004	2003
Workers’ compensation – non current
Carrying amount at beginning of year	34.4	—		—	—
Movement due to business acquisitions	—	31.9		—	—
Provisions made during the year	(0.6)	2.5		—	—
Payments made during the year	—	—

Carrying amount at end of year	33.8	34.4		—	—

Other – non current
Carrying amount at beginning of year	10.7	0.1		—	—
Movement due to business acquisitions	2.2	10.6		—	—
Provisions made during the year	(8.5)	—		—	—
Payments made during the year	—	—		—	—

Carrying amount at end of year	4.4	10.7		—	—

(b)	Goodman Fielder became a licensed self-insurer under the New South Wales Workers’ Compensation Act on April 1, 2001 and under the Victorian Accident Compensation Act on July 14, 2001. Both of its licences were subject to review as a consequence of the Burns Philp takeover.

After extensive analysis, Goodman Fielder declined an offer for a new self-insurance licence in New South Wales and the Goodman Fielder licence was discontinued on April 30, 2004. Provisions have been maintained in respect of the period of self-insurance in New South Wales from April 1, 2001 until April 30, 2004 as Goodman Fielder will retain this liability. Goodman Fielder accepted the offer of a new self-insured licence in Victoria effective July 9, 2004. In Victoria, self-insurers are responsible for all claims incurred after September 1, 1985 irrespective of the date their licence commenced.

Provisions have been made in respect of all employees in New South Wales and Victoria for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance based on an independent actuarial assessment plus a prudential margin. Workers’ compensation for all remaining employees is insured commercially in compliance with the relevant state schemes.

NOTE 16. CONTRIBUTED EQUITY

				Burns, Philp &
				Company
	Consolidated			Limited
A$ million	2004	2003	2002	2004	2003
Issued and paid up share capital
2,031,834,572 (2003 – 1,780,681,266; 2002 – 802,685,992) ordinary shares, fully paid	880.2	830.0	634.4	880.2	830.0
797,300,123 (2003 – 797,371,199; 2002 – 797,395,767) converting preference shares, fully paid	233.9	233.9	233.9	233.9	233.9

Total contributed equity	1,114.1	1,063.9	868.3	1,114.1	1,063.9

Movements since June 30, 2001 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), and share options (2003 Options) have been as follows:

Notes to the financial statements (continued)

NOTE 16. CONTRIBUTED EQUITY (Continued)

Ordinary Shares

	Number of shares	A$ million
Ordinary shares at June 30, 2001	699,922,121	613.7
Exercise of 2003 Options	101,136,905	20.2
Conversion of CP Shares	1,626,966	0.5

Ordinary shares at June 30, 2002	802,685,992	634.4
Exercise of 2003 options	977,970,706	195.6
Conversion of CP Shares	24,568	—

Ordinary shares at June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options	251,082,230	50.2
Conversion of CP Shares	71,076	—

Ordinary shares at June 30, 2004	2,031,834,572	880.2
Conversion of CP shares since year end	4,171	—

Ordinary shares at 23 August 2004	2,031,838,743	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll. In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

CP Shares

	Number of shares	A$ million
CP Shares at June 30, 2001	—	—
CP Shares issued	799,022,733	239.7
CP Share issue costs	—	(5.3)
CP Shares converted into ordinary shares	(1,626,966)	(0.5)

CP Shares at June 30, 2002	797,395,767	233.9
CP Shares converted into ordinary shares	(24,568)	—

CP Shares at June 30, 2003	797,371,199	233.9
CP Shares converted into ordinary shares	(71,076)	—

CP Shares as at June 30, 2004	797,300,123	233.9
CP Shares converted into ordinary shares since year end	(4,171)	—

CP Shares at August 23, 2004	797,295,952	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

2003 Options

Number of Options
Total number of 2003 Options issued	1,500,000,000
2003 Options exercised at June 30, 2003	(1,248,428,982)
2003 Options at June 30, 2003	251,571,018
2003 Options exercised prior to expiration date	(251,082,230)
2003 Options lapsed on expiry	(488,788)

2003 Options at June 30, 2004	—

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of August 14, 2003. Options not exercised by the expiration date lapsed.

Notes to the financial statements (continued)

New Zealand Subordinated Capital Notes

A controlled entity, Goodman Finance Limited, issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes) during the year ended June 30, 2003 which may, upon maturity and at the sole discretion of the issuer, be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the New Zealand Capital Notes (refer note 14(i) for further details).

Employee Share Plans

Employee share plans - still operate for employees in Australia, Indonesia and Malaysia. The structures of the plans vary depending on local legislative and taxation requirements, but in most locations interest free loans were provided to enable employees to purchase up to 500 ordinary shares each. The last loans were provided in 1997 and there is no present intention to provide further loans.

Executive share plan - ordinary shares are held under this plan by executives. Interest free loans were provided to enable executives to purchase ordinary shares at market value. Entitlement was based on seniority. No ordinary shares were allotted to employees under this plan during the year. The plan was replaced by the incentive plan in 1992.

The number of participants, ordinary shares and the value of outstanding loans under the Employee and Executive share plans at June 30, 2004 were:

		Ordinary	Loans
	Members	Shares	A$’000
Employee share plans	41	24,405	58.4
Executive share plan	2	28,900	51.3

	43	53,305	109.7

NOTE 17. RESERVES

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
Capital reserves
Asset revaluation reserve	106.4	106.4	106.4	22.0	22.0
Other capital reserves	8.8	8.8	8.8	0.1	0.1

	115.2	115.2	115.2	22.1	22.1

Revenue reserve
General reserve	18.1	18.1	18.1	—	—
Foreign currency translation reserve(a)	(381.1)	(367.7)	(292.5)	(3.9)	(3.9)

Total reserves	(247.8)	(234.4)	(159.2)	18.2	18.2

(a) Movements in foreign currency translation reserve were:
Balance at beginning of year	(367.7)	(292.5)	(115.5)	(3.9)	(3.9)
Net foreign exchange translation (loss)/gain transferred directly to reserve:
Controlled entities
Net translation loss	(16.9)	(54.7)	(200.3)	—	—
Related deferred income tax benefit/(expense)	2.8	(13.0)	26.9	—	—
Associates
Net translation gain/(loss)	0.7	(7.5)	(3.6)	—	—

Balance at end of year	(381.1)	(367.7)	(292.5)	(3.9)	(3.9)

Notes to the financial statements (continued)

(a)	Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve comprises the net revaluation increments and decrements arising in prior years from the revaluation of properties, identifiable intangibles and other financial assets. As a result of adopting the deemed cost election for these classes of asset on the application of AASB 1041 from July 1, 2000, the reserve balance is not available for future property, identifiable intangible or other financial asset write downs.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations and the translation of transactions that hedge the consolidated entity’s net investment in foreign operations or the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations, net of related income tax expense/benefit.

Other capital reserves and general reserve

The amounts standing to the credit of other capital reserves and the general reserve resulted from historical transactions. These balances are available for transfer into retained earnings.

NOTE 18. ACCUMULATED LOSSES

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
Accumulated losses at beginning of year	(96.7)	(248.5)	(378.8)	(488.4)	(491.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	110.9	170.0	146.2	174.3	21.3
Dividends paid or payable — CP Shares (a)	(18.0)	(17.9)	(15.9)	(18.0)	(17.9)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”	—	(0.3)	—	—	—

Accumulated losses at end of year	(3.8)	(96.7)	(248.5)	(332.1)	(488.4)

(a) Details of dividends paid or payable on CP Shares are:
2004
Paid September 30, 2003 0.56710 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid December 31, 2003 0.56710 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid March 31, 2004 0.56100 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid June 30, 2004 0.56100 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
2003
Paid September 30, 2002 0.56100 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid December 31, 2002 0.56710 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid March 31, 2003 0.55480 cents per share (unfranked)	—	(4.4)	—	—	(4.4)
Paid June 30, 2003 0.56100 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
2002
Paid October 2, 2001 0.31438 cents per share (franked amount per share 0.31438 cents)	—	—	(2.5)	—	—
Paid December 31, 2001 0.55480 cents per share (franked amount per share 0.55480 cents)	—	—	(4.4)	—	—
Paid April 2, 2002 0.56710 cents per share (franked amount per share 0.07474 cents per share)	—	—	(4.6)	—	—
Provided June 30, 2002 and paid July 1, 2002 0.55480 cents per share (unfranked)	—	—	(4.4)	—	—

	(18.0)	(17.9)	(15.9)	(18.0)	(17.9)

Notes to the financial statements (continued)

NOTE 19. OUTSIDE EQUITY INTERESTS (MINORITY INTERESTS)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
Outside equity interests in controlled entities comprise:
Interest in retained profits at beginning of year	11.7	6.4	4.2
Interest in retained earnings of partly owned controlled entities of Goodman Fielder at March 19, 2003	—	2.0	—
Interest in profit from ordinary activities after related income tax expense	5.6	4.3	3.3
Interest in dividends paid	(4.8)	(1.0)	(1.1)

Interest in retained profits at end of year	12.5	11.7	6.4
Interest in contributed equity	18.9	18.8	13.9
Interest in reserves	(4.1)	(5.0)	(1.4)

Total outside equity interests	27.3	25.5	18.9

NOTE 20. TOTAL EQUITY

Total equity at beginning of year	758.3	479.5	277.9	593.7	394.7
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in statements of financial performance	97.5	94.5	(30.8)	174.3	21.3
Transactions with Burns, Philp & Company Limited shareholders as owners:
Contributions of equity (refer note 16)	50.2	195.6	254.6	50.2	195.6
Dividends paid or payable — CP Shares	(18.0)	(17.9)	(15.9)	(18.0)	(17.9)
Total changes in outside equity interests	1.8	6.6	(6.3)	—	—

Total equity at end of year	889.8	758.3	479.5	800.2	593.7

NOTE 21. COMMITMENTS

Capital expenditure commitments
Capital expenditure contracted for at balance date but not provided for:
Payable within 1 year	18.4	16.1	12.3	—	—

Operating lease commitments(a)
Aggregate amount contracted for at balance date but not provided for:
Payable within 1 year	23.6	25.0	6.1	0.5	0.1
Payable between 1 and 2 years	16.2	18.1	5.2	0.5	—
Payable between 2 and 3 years	11.0	8.0	3.6	—	—
Payable between 3 and 4 years	5.8	7.1	2.5	—	—
Payable between 4 and 5 years	3.6	6.4	2.1	—	—
Payable after 5 years	4.8	7.0	14.6	—	—

Total operating lease commitments	65.0	71.6	34.1	1.0	0.1

(a)	The consolidated entity leases property and motor vehicles under non-cancellable operating leases expiring from 1 to 20 years. Property leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Property lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in consumer prices indices or operating criteria.

Notes to the financial statements (continued)

NOTE 22. CONTINGENT LIABILITIES

(a)	The consolidated entity is subject to litigation in the ordinary course of operations for which a provision of A$38.6 million has been recognised in the consolidated financial statements as at June 30, 2004 (refer note 15). The consolidated entity does not believe that it is engaged in any other legal proceedings for which provision has not been made which would be likely to have a material affect on its business, financial position or results of operations.

The provision of A$38.6 million relates primarily to a legal claim and associated costs in relation to the legal proceedings in the Dutch Court of Appeals related to a flour shipment supplied by Meneba B.V., a Dutch company sold by Goodman Fielder in 1997, which was rejected by the purchaser of that flour. Goodman Fielder had agreed in April 1997 to indemnify Meneba for all damages, costs or expenses in connection with this dispute.

(b)	As part of the security arrangements entered into with the consolidated entity’s financiers (refer note 14(d) for further details), Burns Philp has entered into a Deed of Guarantee and Indemnity whereby it (and certain controlled entities) have guaranteed payment of amounts owing under certain financing documents. The total amount owing by its controlled entities as at June 30, 2004 is A$2,813.3 million (2003 — A$2,992.6 million; 2002 — A$1,655.5 million).

(c)	The Company and certain of its wholly owned controlled entities identified in note 29 have entered into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up.

Consolidated statements of financial performance for the years ended June 30, 2004, 2003 and 2002 and consolidated statements of financial position as at June 30, 2004, 2003 and 2002, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee are set out below.

Notes to the financial statements (continued)

NOTE 22. CONTINGENT LIABILITIES (CONTINUED)

A$ million	2004	2003	2002
Statements of Financial Performance
Profit from ordinary activities before income tax (expense)/benefit	33.4	101.3	24.2
Income tax (expense)/benefit relating to profit from ordinary activities	(5.1)	3.1	2.3

Profit from ordinary activities after related income tax (expense)/benefit	28.3	104.4	26.5

Statements of Financial Position
Cash assets	48.3	32.4	23.5
Receivables	288.7	456.6	142.3
Inventories	106.0	2.3	3.5
Other assets	32.0	29.9	3.0

Total current assets	475.0	521.2	172.3

Investments	1,576.0	2,877.5	712.6
Property, plant and equipment	384.1	17.6	19.0
Intangible assets	1,186.4	9.2	9.4
Other assets	78.8	71.2	20.6

Total non current assets	3,225.3	2,975.5	761.6

Total assets	3,700.3	3,496.7	933.9

Payables	1,114.1	443.1	314.6
Interest bearing liabilities	151.5	90.0	—
Provisions	122.1	3.2	11.4

Total current liabilities	1,387.7	536.3	326.0

Interest bearing liabilities	1,339.3	2,173.7	—
Provisions	76.2	1.0	0.9

Total non current liabilities	1,415.5	2,174.7	0.9

Total liabilities	2,803.2	2,711.0	326.9

Net assets	897.1	785.7	607.0

Contributed equity	1,114.1	1,063.9	868.3
Reserves and accumulated losses	(217.0)	(278.2)	(261.3)

Total equity	897.1	785.7	607.0

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION

Business and geographic segments

The Group operates in four main business segments with additional activity segmented in Other and Corporate. The Group’s business segments are identified based on the nature of the products provided and services rendered. Segment result has been determined based on the information provided to the chief operating decision maker and the accounting policies applied by each segment are the same as the Group’s accounting policies. Segment result is segment revenue less cost of goods sold, selling, marketing and distribution expenses, and general and administrative expenses (excluding corporate revenues and expenses relating to the Group as a whole). Segment result includes individually significant items applicable to the reportable segments. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprise around these products and services and geographic areas. Revenues are attributed to a segment based on the products and services sold and the geographic location of the segment.

The segment presentation was reclassified in the year ended June 30, 2004 to align our business segments to reflect the operations of our Yeast and Bakery Ingredients and Herbs and Spices businesses which are being sold. The segment presentation for the years ended June 30, 2003 and 2002 have also been reclassified to reflect these changes. The principle changes to the segment presentation were the allocation of certain technology and development and administration expenses from Corporate to the Yeast and Bakery Ingredients business segment and reallocation of the Groups’ Continuing operations in Asia Pacific to ‘Other’.

Business segment	Geographic segment	Products and services
Yeast/Bakery *	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs and Spices *	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads

Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour

Other **	Asia Pacific	Fats and oils, flour, processed chicken, margarine, ice-cream and snack foods

*	On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and its Herbs and Spices business (refer to note 30 for further details).

**	The 2003 and 2002 comparative figures also include information in respect of the Group’s Australian Terminals and North American Industrial Vinegar businesses which were sold during the year ended June 30, 2003 (refer notes 3(b) and 24 for further details)

Major customers

Two of the Group’s customers, who operate in the Australian retail grocery industry, represented approximately 28% of the Group’s consolidated sales revenue in the year ended June 30, 2004.

No single customer represented 10% or more of the Group’s consolidated sales revenue in either of the years ended June 30, 2003 or 2002.

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Primary reporting by business segment

	Yeast / Bakery
	North	Latin		Asia	R & D
A$ million	America	America	Europe	Pacific	/Admin	Total
2004
Revenue
External segment revenue from sale of goods*	230.9	228.0	169.2	157.9	—	786.0
Proceeds from sales of businesses and property
Proceeds from recovery of vendor finance loan
Interest revenue
Unrealised foreign currency gain
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	42.0	30.1	37.3	38.7	(5.2)	142.9
Share of net profits of associates	—	1.7	5.9	3.0	—	10.6

Segment EBIT	42.0	31.8	43.2	41.7	(5.2)	153.5

Corporate
Consolidated EBIT
Net interest expense
Profit from ordinary activities before income tax
Income tax expense
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(14.5)	(16.1)	(11.8)	(9.2)	(0.1)	(51.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Non-cash movements in provisions **	(5.4)	(6.2)	(4.2)	(0.8)	(0.8)	(17.4)
Individually significant items – non-cash
- Business restructuring costs ***	—	—	—	—	—	—
Individually significant items -cash
- Gain on sale of Mascot property	—	—	—	—	—	—
- Gain on sale of New Zealand property	—	—	—	14.0	—	14.0
Assets
Segment assets	284.0	320.5	212.8	219.8	17.3	1,054.4
Equity accounted investments	—	9.8	20.4	20.4	—	50.6

Total segment assets	284.0	330.3	233.2	240.2	17.3	1,105.0

Unallocated assets

Consolidated total assets

Liabilities
Segment liabilities	33.6	26.3	42.9	30.9	3.2	136.9
Unallocated liabilities

Consolidated total liabilities

Acquisitions of property, plant and equipment	4.4	12.3	7.1	6.2	0.1	30.1
Acquisitions of property plant and equipment – corporate
Total acquisitions of property, plant and equipment during the year

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Goodman Fielder
	Herbs &		New		Consolidated
A$ million	Spices	Australia	Zealand	Other	Total
2004
Revenue
External segment revenue from sale of goods*	263.6	1,501.5	568.6	235.2	3,354.9
Proceeds from sales of businesses and property					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Unrealised foreign currency gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Result
Segment result	37.6	88.4	71.4	17.4	357.7
Share of net profits of associates	—	2.0	—	—	12.6

Segment EBIT	37.6	90.4	71.4	17.4	370.3

Corporate					68.8

Consolidated EBIT					439.1
Net interest expense					(281.8)

Profit from ordinary activities before income tax					157.3
Income tax expense					(40.8)

Profit from ordinary activities after income tax					116.5
Outside equity interests					(5.6)

Net profit					110.9

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(5.6)	(101.0)	(40.5)	(13.8)	(212.6)
Amortisation of prepaid slotting allowances	(19.9)	—	—	—	(19.9)
Non-cash movements in provisions **	(3.8)	(30.1)	(2.5)	(0.8)	(54.6)
Individually significant items – non-cash
- Business restructuring costs ***	—	(31.6)	—	—	(31.6)
Individually significant items -cash
- Gain on sale of Mascot property	—	15.2	—	—	15.2
- Gain on sale of New Zealand property	—	—	—	—	14.0
Assets
Segment assets	173.1	1,729.9	783.0	286.0	4,026.4
Equity accounted investments	—	6.7	—	—	57.3

Total segment assets	173.1	1,736.6	783.0	286.0	4,083.7

Unallocated assets					317.1

Consolidated total assets					4,400.8

Liabilities
Segment liabilities	24.7	275.0	67.6	25.2	529.4
Unallocated liabilities					2,981.6

Consolidated total liabilities					3,511.0

Acquisitions of property, plant and equipment	3.0	31.1	13.0	6.4	83.6
Acquisitions of property plant and equipment – corporate					0.1

Total acquisitions of property, plant and equipment during the year					83.7

*	There were no significant inter-segment sales.

**	Excluding individually significant items.

***	Includes A$28.1 million set aside to business closure and rationalisation provision

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Primary reporting by business segment (continued)

	Yeast/Bakery
	North	Latin		Asia
A$ million	America	America	Europe	Pacific	R & D /Admin	Total
2003
Revenue
External segment revenue from sale of goods and rendering of services*	305.0	191.4	163.7	146.3	—	806.4
Proceeds from sales of businesses and property
Interest revenue
Unrealised foreign currency gain
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	72.8	7.8	25.1	33.2	(4.1)	134.8
Share of net profits of associates	—	1.6	5.6	3.8	—	11.0

Segment EBIT	72.8	9.4	30.7	37.0	(4.1)	145.8

Corporate
Consolidated EBIT
Net interest expense
Profit from ordinary activities before income tax
Income tax expense
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(17.1)	(13.0)	(13.1)	(9.4)	(0.1)	(52.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Non-cash movements in provisions **	(3.9)	(2.9)	(2.7)	—	(0.7)	(10.2)
Individually significant items – non-cash
- Business restructuring costs ***	—	(3.3)	—	—	—	(3.3)
Individually significant items – cash
- Gain on sale of terminals business in Australasia	—	—	—	—	—	—
- Gain on sale of vinegar business in North America	—	—	—	—	—	—
- Gain on sale of South Yarra property	—	—	—	6.6	—	6.6
Assets
Segment assets	309.8	337.8	209.7	192.4	12.4	1,062.1
Equity accounted investments	—	9.6	20.1	19.4	—	49.1

Total segment assets	309.8	347.4	229.8	211.8	12.4	1,111.2

Unallocated assets

Consolidated total assets

Liabilities
Segment liabilities	32.9	31.0	40.3	23.7	2.9	130.8
Unallocated liabilities
Consolidated total liabilities
Acquisitions of property, plant and equipment	8.8	13.1	6.9	12.2	0.1	41.1
Acquisitions of property, plant and equipment – corporate
Total acquisitions of property, plant and equipment during the year

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Goodman Fielder
	Herbs &		New		Consolidated
A$ million	Spices	Australia	Zealand	Other	Total
2003
Revenue
External segment revenue from sale of goods and rendering of services*	348.4	465.0	161.8	105.6	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Result
Segment result	58.2	(19.6)	8.2	55.0	236.6
Share of net profits of associates	—	0.1	—	—	11.1

Segment EBIT	58.2	(19.5)	8.2	55.0	247.7

Corporate					92.0

Consolidated EBIT					339.7
Net interest expense					(156.8)

Profit from ordinary activities before income tax					182.9
Income tax expense					(8.6)

Profit from ordinary activities after income tax					174.3
Outside equity interests					(4.3)

Net profit					170.0

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(6.6)	(30.1)	(10.9)	(6.7)	(107.0)
Amortisation of prepaid slotting allowances	(23.4)	—	—	—	(23.4)
Non-cash movements in provisions **	(4.0)	(27.7)	—	(1.5)	(43.4)
Individually significant items – non-cash
- Business restructuring costs ***	—	(36.6)	(8.3)	(3.8)	(52.0)
Individually significant items — cash
- Gain on sale of terminals business in Australasia	—	—	—	40.7	40.7
- Gain on sale of vinegar business in North America	—	—	—	10.9	10.9
- Gain on sale of South Yarra property	—	—	—	—	6.6
Assets
Segment assets	177.0	1,883.0	778.5	303.2	4,203.8
Equity accounted investments	—	4.5	—	—	53.6

Total segment assets	177.0	1,887.5	778.5	303.2	4,257.4

Unallocated assets					346.7

Consolidated total assets					4,604.1

Liabilities
Segment liabilities	24.1	304.6	74.2	32.1	565.8
Unallocated liabilities					3,280.0

Consolidated total liabilities					3,845.8

Acquisitions of property, plant and equipment	4.1	18.4	6.1	10.2	79.9
Acquisitions of property, plant and equipment – corporate					0.3

Total acquisitions of property, plant and equipment during the year					80.2

*	There were no significant inter-segment sales.

**	Excluding individually significant items.

***	Total amount of A$52.0 million was set aside to business closure and rationalisation provision.

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Primary reporting by business segment (continued)

	Yeast/Bakery							Goodman Fielder
	North	Latin		Asia	R & D		Herbs			New		Consolidated
A$ million	America	America	Europe	Pacific	/Admin	Total	& Spices	Australia	Zealand		Other	Total
2002
Revenue
External segment revenue from sale of goods and rendering of services*	349.7	167.5	163.5	145.7	—	826.4	381.9	—	—		114.4	1,322.7
Proceeds from sales of businesses and property												2.3
Interest revenue												7.0
Other unallocated revenue												4.1

Total revenue from ordinary activities												1,336.1

Result
Segment result	58.4	25.1	29.4	20.1	(4.1)	128.9	44.6	—	—		18.9	192.4
Share of net profits of associates	—	2.0	4.4	3.7	—	10.1	—	—	—		—	10.1

Segment EBIT	58.4	27.1	33.8	23.8	(4.1)	139.0	44.6	—	—		18.9	202.5

Corporate												(15.7)

Consolidated EBIT												186.8
Net interest expense												(65.9)

Profit from ordinary activities before income tax												120.9
Income tax benefit												28.6

Profit from ordinary activities after income tax												149.5
Outside equity interests												(3.3)

Net profit												146.2

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(22.1)	(12.1)	(11.4)	(8.9)	(0.2)	(54.7)	(7.5)	—	—		(10.2)	(72.4)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—	(32.5)	—	—		—	(32.5)
Non-cash movements in provisions **	(3.0)	(3.6)	(2.2)	(2.7)	—	(11.5)	(4.5)	—	—		(4.7)	(20.7)
Individually significant items – non-cash
- Provision for amounts due from Kmart USA	—	—	—	—	—	—	(10.1)	—	—		—	(10.1)
- Provision for Oakland closure costs	(25.1)	—	—	—	—	(25.1)	—	—	—		—	(25.1)
Assets
Segment assets	389.8	155.5	222.4	209.7	19.4	996.8	229.3	—	—		139.0	1,365.1
Equity accounted investments	—	10.9	25.3	22.4	—	58.6	—	—	—		—	58.6

Total segment assets	389.8	166.4	247.7	232.1	19.4	1,055.4	229.3	—	—		139.0	1,423.7

Unallocated assets												940.8

Consolidated total assets												2,364.5

Liabilities
Segment liabilities	48.8	12.5	43.1	25.0	7.6	137.0	32.5	—	—		15.1	184.6
Unallocated liabilities												1,700.4

Consolidated total liabilities												1,885.0

Total acquisitions of property, plant and equipment	8.4	24.7	11.1	18.1	—	62.3	11.1	—	—		11.9	85.3

*	There were no significant inter-segment sales.

**	Excluding individually significant items.

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)

Secondary reporting by geographical segment

	North	Latin		Asia	Consolidated
A$ million	America	America	Europe	Pacific	Total
2004
Revenue
External segment revenue from sale of goods*	494.5	228.0	169.2	2,463.2	3,354.9
Proceeds from sales of businesses and property					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Unrealised foreign currency gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Result
Segment result	78.7	30.1	36.1	212.8	357.7
Share of net profits of associates	—	1.7	5.9	5.0	12.6

Segment EBIT	78.7	31.8	42.0	217.8	370.3

Assets
Segment assets	459.2	320.5	225.2	3,021.5	4,026.4
Equity accounted investments	—	9.8	20.4	27.1	57.3

Total segment assets	459.2	330.3	245.6	3,048.6	4,083.7

Unallocated assets					317.1

Consolidated total assets					4,400.8

Acquisitions of property, plant and equipment	7.4	12.3	7.1	56.8	83.6

2003
Revenue
External segment revenue from sale of goods and rendering of services*	678.9	191.4	163.7	853.2	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Result
Segment result	144.0	7.8	24.4	60.4	236.6
Share of net profits of associates	—	1.6	5.6	3.9	11.1

Segment EBIT	144.0	9.4	30.0	64.3	247.7

Assets
Segment assets	486.7	337.8	219.0	3,160.3	4,203.8
Equity accounted investments	—	9.6	20.1	23.9	53.6

Total segment assets	486.7	347.4	239.1	3,184.2	4,257.4

Unallocated assets	—	—	—	—	346.7

Consolidated total assets					4,604.1

Acquisitions of property, plant and equipment	13.3	13.1	6.9	46.6	79.9

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)

Secondary reporting by geographical segment (continued)

	North	Latin		Asia	Consolidated
A$ million	America	America	Europe	Pacific	Total
2002
Revenue
External segment revenue from sale of goods and rendering of services*	816.2	167.4	163.5	175.6	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1

Total revenue from ordinary activities					1,336.1

Result
Segment result	112.6	25.1	29.5	25.2	192.4
Share of net profits of associates	—	2.0	4.4	3.7	10.1

Segment EBIT	112.6	27.1	33.9	28.9	202.5

Assets
Segment assets	705.4	155.5	236.5	267.7	1,365.1
Equity accounted investments	—	10.9	25.3	22.4	58.6

Total segment assets	705.4	166.4	261.8	290.1	1,423.7

Unallocated assets	—	—	—	—	940.8

Consolidated total assets					2,364.5

Acquisitions of property, plant and equipment	25.8	24.7	11.1	23.7	85.3

*	There were no significant inter-segment sales.

Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)

Additional geographical segment information by country

	United		New	Other	Consolidated
A$ million	States	Australia	Zealand	Countries	Total
2004
Revenue
External segment revenue from sale of goods*	453.5	1,574.9	579.6	746.9	3,354.9
Proceeds from sales of businesses and property					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Unrealised foreign currency gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Long-lived assets
Property, plant and equipment	108.5	383.4	183.1	351.5	1,026.5
Intangibles (net)	130.6	1,176.0	505.2	438.2	2,250.0

Total long-lived assets	239.1	1,559.4	688.3	789.7	3,276.5

2003
Revenue
External segment revenue from sale of goods and rendering of services*	629.5	507.9	181.9	567.9	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Long-lived assets
Property, plant and equipment	119.6	445.6	187.4	362.3	1,114.9
Intangibles (net)	139.0	1,156.0	500.0	470.3	2,265.3

Total long-lived assets	258.6	1,601.6	687.4	832.6	3,380.2

2002
Revenue
External segment revenue from sale of goods and rendering of services*	758.6	50.3	17.0	496.8	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1

Total revenue from ordinary activities					1,336.1

Long-lived assets
Property, plant and equipment	201.8	57.2	12.1	306.1	577.2
Intangibles (net)	180.7	9.4	3.0	126.3	319.4

Total long-lived assets	382.5	66.6	15.1	432.4	896.6

*	There were no significant inter-segment sales.

Notes to the financial statements (continued)

NOTE 24. DISCONTINUED OPERATIONS

Terminals and Vinegar business segments

The Group’s Australasian Terminals and North American Industrial Vinegar businesses were sold during the year ended June 30, 2003. Gains on the sales of A$40.7 million (Australasian Terminals business) and A$10.9 million (North American Industrial Vinegar business) were brought to account in the consolidated profit for the year ended June 30, 2003 (refer note 3(b) for further details).

In note 23, the results of these businesses have been included in Other businesses for the years ended June 30, 2002 and June 30, 2003 (up until the dates of sale).

Additional financial information in respect of these businesses for these two years is set out below:

	Terminals		Vinegar
A$ million	2003	2002	2003	2002
Financial performance information for the year ended June 30,
Revenue from ordinary activities	7.0	31.0	25.5	84.8
Expenses from ordinary activities	(5.4)	(23.1)	(21.8)	(73.9)

Segment result (EBIT)	1.6	7.9	3.7	10.9
Net interest revenue	—	0.1	0.1	0.1

Profit from ordinary activities before income tax	1.6	8.0	3.8	11.0
Income tax expense	(0.1)	(0.6)	—	—

Net profit	1.5	7.4	3.8	11.0

Financial position information as at June 30,
Total assets	—	54.3	—	83.9
Total liabilities	—	9.4	—	7.3

Net assets	—	44.9	—	76.6

Cash flow information for the year ended June 30,
Net cash provided by operating activities	0.8	11.8	6.3	14.6
Net cash (used in) investing activities	(2.2)	(5.4)	(0.4)	(6.3)

Net (decrease)/increase in cash held	(1.4)	6.4	5.9	8.3

Yeast/Bakery and Herbs and Spices business segments

On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and its Herbs and Spices business. Refer to note 30 for further details.

Notes to the financial statements (continued)

NOTE 25. EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a)	Ordinary shares.

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a)	2003 Options outstanding (up until expiration date of August 14, 2003).

(b)	CP Shares.

Earnings reconciliation

		Consolidated
A$ million	2004	2003	2002
Net profit	116.5	174.3	149.5
Net profit attributable to outside equity interests	(5.6)	(4.3)	(3.3)

	110.9	170.0	146.2
Less: CP Share dividends	(18.0)	(17.9)	(15.9)

Basic earnings	92.9	152.1	130.3
Add: CP Share dividends	18.0	17.9	15.9

Diluted earnings	110.9	170.0	146.2

Basic earnings comprise:
Continuing operations	(62.0)	(90.1)	(46.8)
Discontinuing operations(a)	154.9	242.2	177.1

	92.9	152.1	130.3

Diluted earnings comprise:
Continuing operations	(44.0)	(72.2)	(30.9)
Discontinuing operations(a)	154.9	242.2	177.1

	110.9	170.0	146.2

Weighted average number of shares used as the denominator

		Consolidated
Shares (million)	2004	2003	2002
Number for basic earnings per share	1,998.4	1,056.5	751.2
Adjust for:
Effect of 2003 Options(b)	23.0	637.2	850.7
Effect of CP Shares	797.3	797.4	701.4

Number for diluted earnings per share	2,818.7	2,491.1	2,303.3

(a)	Earnings from discontinuing operations for the current year represent the net profits of the Yeast and Bakery Ingredients Group and the Herbs and Spices business disclosed in note 30. Earnings from discontinuing operations for the year ended June 30, 2003 include the net profits disclosed in note 30, the net profits of the Terminals and Vinegar businesses disclosed in note 24 and gains totalling A$51.6 million on the sales of the Terminals and Vinegar businesses reported as individual significant items in that year. Earnings from discontinuing operations for the year ended June 30, 2002 include the net profits disclosed in notes 24 and 30.

(b)	During the current year 251.1 million (2003 – 978.0 million; 2002 – 101.1 million) 2003 Options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for no consideration, weighted with reference to the date of conversion. The weighted average number included in the current year was 149.4 million (2003 – 472.9 million; 2002 – 33.9 million).

Notes to the financial statements (continued)

NOTE 26. RELATED PARTIES

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
Amounts receivable from related parties
Current
Associates	2.6	5.9	1.8	—	—
Wholly-owned controlled entities	—	—	—	588.1	424.4
Amounts payable to related parties
Current
Associates	1.5	0.3	0.3	—	—
Wholly-owned controlled entities	—	—	—	104.2	62.0
Transactions with related parties
Dividends received from wholly-owned controlled entities	—	—	—	176.4	1.9
Interest received from wholly-owned controlled entities	—	—	—	20.3	21.6
Management and guarantee fees received from wholly-owned controlled entities	—	—	—	3.3	4.5

Directors and director related entities

The names of persons who held the office of Director of Burns Philp during the year are: A G McGregor, M D I Burrows, T J Degnan, G R Hart, B M Murray and F W Smith.

Mr A. G. McGregor resigned as Director on August 11, 2004.

Information on the remuneration of Directors is disclosed in note 28.

Directors’ loans

At June 30, 2004, there were no outstanding loans to directors (2003 – A$1,650; 2002 - A$3,771). During the current year, loan repayments of A$1,650 were received. In the year ended June 30, 2003, loan repayments of A$2,121 and interest payments of A$318 were received and, in the year ended June 30, 2002, loan repayments of A$2,563 and interest payments of A$382 were received.

Directors’ and director related entities’ holdings of shares, share options and New Zealand Capital Notes

Details of Directors’ and director related entities’ ordinary share, converting preference share and option holdings in Burns Philp and New Zealand Capital Note holdings in Goodman Finance Limited at the reporting date and details of movements in these holdings during the period are set out in note 28. In respect of these holdings, dividends and interest are payable to Directors and director related entities on the same terms and conditions as other shareholders and noteholders.

Other director and director related entities’ transactions

G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is a senior executive of Rank. During the current year, the Company paid to Rank A$965,000 (2003 – A$1,816,000; 2002 - A$1,349,000) in reimbursement, at cost, of salaries and expenses of employees of Rank who performed services for the Company during the year.

Mr Hart is also a director of, and through Rank owns 100%, of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Bluebird Foods Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced in the year ended June 30, 2004 is approximately NZ$2.2 million per year.

Each of the Directors of Burns Philp, other than B M Murray, hold ordinary shares and CP Shares at the reporting date as detailed in note 28. Each of the Directors, other than B M Murray, will participate in benefits which they are entitled to receive as a result of holding the ordinary shares and CP Shares in accordance with their relevant terms of issue.

Notes to the financial statements (continued)

NOTE 26. RELATED PARTIES (CONTINUED)

From time to time Directors of the Company, directors of its controlled entities, or director related entities, may purchase goods from the consolidated entity. These purchases are on the same terms and conditions as the consolidated entity’s employees or customers and are trivial in nature.

Controlled entities

Information relating to controlled entities is set out in note 29.

Loans are provided to controlled entities at annual interest rates varying from 0% to commercial rates.

Details of dividends and interest transactions between Burns, Philp & Company Limited and its controlled entities are set out in note 2.

Associates

Information relating to investments in and dividends received from associates is set out in note 9.

Superannuation plans

Information relating to superannuation and pension plans is set out in note 27.

Materiality

In accordance with AASB 1017 Related Party Disclosures, all transactions with directors and director related entities have been disclosed. However, in respect of other related parties, only material transactions have been disclosed.

NOTE 27. SUPERANNUATION PLANS

The consolidated entity sponsors 4 (2003 – 4; 2002 – 4) defined contribution and 6 (2003 – 7; 2002 – 5) defined benefit employee superannuation plans.

Superannuation plans have not been extended to some overseas controlled entities where there are suitable national plans available. In Australia and New Zealand, Burns Philp’s employees, other than Goodman Fielder employees, are covered by defined contribution plans not sponsored by the consolidated entity.

Details of plans sponsored by the consolidated entity are set out below:

Date of Last
Country	Fund	Benefit Type	Actuarial Valuation
Australia	Goodman Fielder Superannuation Fund	Defined Benefit	June 30, 2003 *

Canada	Burns Philp Food Limited Retirement Savings Plan for Salaried Employees	Accumulation	Not required

Canada	Burns Philp Food Limited Retirement Savings Plan for Hourly Employees	Accumulation	Not required

Germany	Fürsorgeverein der Deutsche Hefewerke GmbH e.V.	Defined Benefit (Pension)	1 July 2004

New Zealand	Goodman Fielder (NZ) Retirement Plan	Defined Benefit	31 March 2003 *

USA	Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees **	Defined Benefit (Pension)	30 April 2004

USA	Burns Philp Inc. Savings Plan	Accumulation	Not required

USA	Tone Brothers, Inc. Savings Plan	Accumulation	Not required

USA	Tone Brothers, Inc. Plan	Defined Benefit (Lump Sum)	1 April 2004

USA	Tone Brothers, Inc. Non Bargaining Retirement Plan	Defined Benefit (Lump Sum)	1 April 2004

Notes to the financial statements (continued)

*	Whilst the last full actuarial valuations were carried out on these dates, information disclosed in this note has been based on actuarial reviews carried out as at June 30, 2004.

**	Up until June 30, 2003 there were two separate plans: the Burns Philp Inc. Retirement Plan for Bargaining Unit Employees and the Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees. On June 30, 2003, the Burns Philp Inc. Retirement Plan for Bargaining Unit Employees was merged into the Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees.

Notes to the financial statements (continued)

NOTE 27. SUPERANNUATION PLANS (CONTINUED)

Plan benefits consist of either cash accumulation plans with defined contribution levels or defined benefit plans with a retirement benefit based on years of service and final average salary.

In the case of defined benefit plans, employer contributions are based on the advice of the plans’ actuaries. Employee contributions are based on various percentages of their gross salaries. After serving a qualifying period, all employees are entitled to benefits on retirement, disability or death.

Employer contributions to defined benefit plans during the year ended June 30, 2004 were A$32.8 million (2003 – A$11.6 million; 2002 - A$6.7 million).

Employer contributions to defined contribution plans during the year ended June 30, 2004 were A$1.6 million (2003 – A$1.9 million; 2002 - A$2.4 million).

The accrued benefits, plan assets at net market value and vested benefits of the defined benefit plans based on the most recent financial statements of the plans are set out in the table below. Accrued benefits are benefits which the plans are presently obliged to pay at some future date, as a result of membership of the plans. Vested benefits are benefits which are not conditional upon the continued membership of the plans or any factor, other than resignation from the plans.

The Directors, based on the advice of the trustees of the defined benefit plans, are not aware of any changes in circumstances since the date of the most recent financial statements of the plans which would have a material impact on the overall financial position of the plans.

Defined Benefit Plans

		Accrued		Plan Assets at Net				Excess			Vested
		Benefits		Market Value				(Deficit)			Benefits
A$ million	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Goodman Fielder Superannuation Fund(a)	257.0	258.9	—	257.9	258.9	—	0.9	—	—	256.1	258.9	—
Fürsorgeverein der Deutsche Hefewerke GmbH e.V.(a)(b)	21.3	20.6	19.2	1.4	1.8	2.5	(19.9)	(18.8)	(16.7)	19.5	18.6	17.6
Goodman Fielder (NZ) Retirement Plan(c)	41.3	44.1	—	44.4	36.4	—	3.1	(7.7)	—	39.6	43.2	—
Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees(b)(d)	29.2	29.8	34.3	17.7	15.4	20.9	(11.5)	(14.4)	(13.4)	24.2	25.1	28.1
Tone Brothers, Inc. Plan(a)	10.7	8.1	7.4	11.5	9.0	9.8	0.8	0.9	2.4	10.2	7.7	7.0
Tone Brothers, Inc. Non Bargaining Retirement Plan(a)(b)	8.9	7.3	7.5	6.9	5.1	5.0	(2.0)	(2.2)	(2.5)	5.1	4.0	4.0
Burns Philp (UK) Pension Plan(a)(e)	—	—	—	—	0.2	0.2	—	0.2	0.2	—	—	—

(a)	Details as at June 30, in each year.

(b)	Adequate provision has been made in the consolidated financial statements for the deficit.

(c)	2004 details as at June 30. Comparative details for 2003 were based on calculations as at March 31, 2003.

(d)	2004 details as at April 30, 2004. Comparative details for both 2003 and 2002 are as at June 30, in those years and represent the combined total of the two separate plans which were merged on June 30, 2003.

(e)	All members are now covered by a private pension arrangement and the plan is now being wound up.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES

Remuneration of specified directors and executives

The performance and compensation of the senior executives are reviewed annually by the Remuneration Committee and the Managing Director’s compensation is approved by the Board following a recommendation from the Remuneration Committee. The fees paid to the non-executive Directors are within the combined amount approved by the shareholders. Executive compensation and other employment terms are reviewed annually having regard to performance during the year and relevant comparative information. The Board policy is to ensure that remuneration properly reflects the nature of the individual’s duties, responsibilities and ability to control financial performance so as to sufficiently attract, retain and motivate people of the highest calibre. Senior executives may receive a performance based incentive related to achievement of specific objectives, including profit achievement and operational goals. Senior executives who manage operations, other than Mr Degnan, also are eligible for annual performance based bonuses up to an amount equivalent to each of their respective base salaries, payable annually on achievement of EBIT, cashflow targets and individual objectives specific to their respective business units. These targets are determined by the Board. Directors and executive officers do not receive compensation in the form of stock options or other forms of equity based compensation. Unless otherwise specified in this note, senior executives’ employment with Burns Philp can be terminated upon the giving of written notice, which may be for periods of up to six months, or by lump sum payment equivalent to the salary for that notice period. Senior executives are also entitled to redundancy payments calculated by reference to years of service and final salary at the time of redundancy, with certain minimum payments being specified.

On November 5, 2003, the Company’s shareholders passed a resolution by which the aggregate remuneration of non-executive Directors was increased from A$450,000 (exclusive of retirement benefits) to a total amount not exceeding A$900,000 in any one financial year.

Up until the end of 2003, Messrs. McGregor, Smith and Burrows were entitled to certain accrued benefits on retirement. At a Board meeting on November 5, 2003, it was resolved to discontinue director retirement arrangements. It was agreed that amounts accrued under existing arrangements be fixed as of December 31, 2003, and adjusted thereafter by reference to the Consumer Price Index from January 1, 2004. The accrued benefit for a Director is payable upon that person ceasing to be a Director. Following his resignation on August 11, 2004, Mr McGregor was paid a retirement benefit of A$505,847 in accordance with this arrangement.

On November 5, 2003, the Board also passed a resolution adopting a composite fee model with effect from January 1 2004. For the period July 1 to December 31, 2003 the basic annual fee paid to a non-executive Director was A$60,000. An additional fee was paid to Mr Burrows for acting as Chair of the Audit & Risk Committee. Mr McGregor, as Chairman, was paid three times the basic annual fee, ie A$180,000. Statutory superannuation contributions were paid in addition to their directors’ fees. For the period commencing January 1, 2004, Mr McGregor, as Chairman, received fees on an annual basis of A$300,000 and the non-executive Directors received fees on an annual basis of A$100,000. Mr. Hart and Mr. Murray did not receive directors’ fees for the financial period and do not currently receive fees in their respective positions as Chairman and Director. These fees are inclusive of any compulsory superannuation contributions the Company is required to make. No additional fees are payable to any non-executive Director for participation on any committee of the Board.

The following tables provide the details of all Directors of the Company (specified directors) and the executives of the Group with the greatest authority (specified executives) and the nature and amount of the elements of their remuneration for the year ended June 30, 2004.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Remuneration of specified directors and specified executives by the consolidated entity for the year ended June 30, 2004

							Equity
		Primary		Non-	Post Employment		Compensation	Other	Total
	Salary		Long Term	Monetary	Superannuation	Prescribed	Value of Shares	Non Cash
A$	and Fees	Bonuses	Bonuses	Benefits(h)	Benefits	Benefits	and Options	Benefits(i)
Specified directors
Non- executive
A.G. McGregor (Chairman)	227,615	—	—	—	20,485	—	—	—	248,100
G.R. Hart (Deputy Chairman)	—	—	—	—	—	—	—	—	—
M.D.I Burrows (Director)	78,372	—	—	—	7,053	—	—	—	85,425
B.M Murray (Director)	—	—	—	—	—	—	—	—	—
F.W Smith (Director)	80,000	—	—	—	—	—	—	—	80,000
Executive
T.J. Degnan (CEO)(a)(b)	1,693,002	846,501	—	125,935	29,804	—	—	195,346	2,890,588

Total, all specified directors	2,078,989	846,501	—	125,935	57,342	—	—	195,346	3,304,113

Specified executives
G. Black (Vice President, Technology and Development)(c)(f)	201,023	47,000	—	—	38,523	—	—	3,866	290,412
S. Garapati (Vice President, Yeast/Bakery South & West Asia)(b)(c)(g)	244,124	79,183	—	30,116	4,680	—	—	7,380	365,483
H. Golding (Company Secretary and Group Legal Counsel)(e)	335,597	140,000	—	47,648	36,000	—	—	1,291	560,536
A. Hugli (Chief Financial Officer)(b)(e)	450,000	157,500	—	—	—	—	—	34,615	642,115
J. Lynch (President, Yeast Europe and Extracts)(b)(c)(g)	418,690	418,690	—	92,263	335,602	—	—	17,714	1,282,959
S. Martin (President, Tone Brothers Inc.) (b)(d)	846,501	564,334	—	28,605	10,591	—	—	32,558	1,482,589
R. Meagher (Vice President, Australia, New Zealand, China & East Asia)(c)(g)	280,475	225,000	—	—	70,049	—	—	1,079	576,603
F. Schoonyoung (President, Yeast/Bakery North America) (b)(c)(g)	458,521	114,630	—	63,708	29,804	—	—	26,453	693,116
P. Stoffel (Vice President, Brazil)(b)(c)(g)	252,610	52,428	—	40,322	9,409	—	—	—	354,769
R. Vela (Managing Director, Goodman Fielder New Zealand) (g)	600,300	690,000	—	28,958	89,700	—	—	—	1,408,958
F. Wall (Vice President, Hispanoamerica)(b)(c)(g)	527,833	261,005	—	36,856	—	—	—	—	825,694

Total, all specified executives	4,615,674	2,749,770	—	368,476	624,358	—	—	124,956	8,483,234

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Remuneration of specified directors and specified executives by the consolidated entity for the year ended June 30, 2004 (continued)

(a)	Mr Degnan has entered into an employment agreement with Burns Philp Inc. for a term expiring on February 1, 2006. Under this agreement, Mr Degnan serves as Chief Executive Officer and President of Burns Philp Inc. Pursuant to that agreement, Mr Degnan’s current base salary is US$1,250,000. Mr Degnan is eligible for an annual performance-based bonus of up to 50% of his base salary, based on attaining key financial and strategic objectives. These targets are determined by the Board of Directors of Burns Philp in consultation with Mr Degnan. Mr Degnan also is eligible for an annual car allowance of US$70,000 and reimbursement of financial planning assistance costs up to US$25,000. Mr Degnan’s compensation is subject to periodic review in accordance with the employment agreement.

Mr Degnan will be entitled to a change of controlling shareholder payment in the form of a lump sum payment equal to approximately twice his annual base salary, maximum bonus and car allowance if Mr Hart ceases to be controlling shareholder on a fully diluted basis. In addition, if Mr Degnan’s employment is terminated without cause or is deemed terminated prior to the expiration of the employment term, Mr Degnan will be entitled to a lump sum severance payment equal to (1) the base salary, maximum bonus and car allowance for the remainder of the employment term if no change of controlling shareholder payment has been made or (2) one year of base salary, maximum bonus and car allowance if a change of controlling shareholder payment has already been made.

(b)	Remuneration is payable in the respective local currency for each executive and for the purposes of disclosure has been converted to A$ at the respective average exchange rate prevailing in 2004.

(c)	These specified executives will cease to be employees of the Group on completion of the sale of the Yeast and Bakery Ingredients group to ABF.

(d)	For the period from July 1, 2003 to June 30, 2004, Mr Martin received a base salary of US$600,000 and an annual bonus of US$400,000. Subsequent to year-end, Mr Martin received a redundancy payment of US$1,000,000. On the change of control of Tones, Mr Martin received a lump sum payment equal to three times his base salary. These amounts are not included in the amounts set out in the table above as it was paid subsequent to year-end.

(e)	For the period from July 1, 2003 to June 30, 2004, these specified executives were entitled to receive a performance bonus of up to 35% of their respective base salaries, on achievement of objectives specified by the Managing Director from time to time. These objectives were not related to the achievement of financial targets.

(f)	For the period from July 1, 2003 to June 30, 2004, this specified executive was entitled to receive a performance bonus of up to 20% of his base salary, on achievement of objectives specified by the Managing Director from time to time. These objectives were not related to the achievement of financial targets.

(g)	For the period from July 1, 2003 to June 30, 2004, these specified executives were entitled to receive a bonus of up to 100% of their respective base salaries on achievement of EBIT, cashflow targets and individual objectives specific to their respective business units.

(h)	Represents remuneration received in non-monetary form, including car and parking allowances, housing allowances and other fringe benefits.

(i)	Represents net increase in leave entitlements accrued during the current year.

Notes to the financial statements (continued)

Equity Instruments

2003 Options

The movement during the reporting period in the number of 2003 Options over ordinary shares in Burns, Philp & Company Limited held directly, indirectly or beneficially by each specified director and executive, including their personally related entities, is as follows:

	Held at		Held at
	July 1, 2003	Exercised	June 30, 2004
Specified directors
A.G. McGregor	104,608	(104,608)	—
G.R. Hart *	34,947,297	(34,947,297)	—
M.D.I Burrows	1,843	(1,843)	—
B.M. Murray **	3,456	(3,456)	—
F.W. Smith	4,329	(4,329)	—
T.J. Degnan (CEO)	1,591,050	(1,591,050)	—
Specified executives
G. Black	—	—	—
S. Garapati	—	—	—
H. Golding **	157,723	(157,723)	—
A. Hugli	110,571	(110,571)	—
J. Lynch	—	—	—
S. Martin	—	—	—
R. Meagher **	40,529	(40,529)	—
F. Schoonyoung	—	—	—
P. Stoffel	—	—	—
R. Vela	—	—	—
F. Wall	—	—	—

*	Included 453,211 2003 Options held indirectly by personally related entities i.e. relatives.

**	All held indirectly by personally related entities i.e. relatives.

Equity Holdings and Transactions

The movement during the reporting period in the number of ordinary and cumulative preference shares in Burns, Philp & Company Limited and New Zealand Capital Notes issued by Goodman Finance Limited held directly, indirectly or beneficially by each specified director and executive, including their personally related entities, is as follows:

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Ordinary Shares

			Received on
			Exercise of
	Held at		2003		Held at
	July 11, 2003	Purchases	Options	Sales	June 30, 2004
Specified directors
A.G. McGregor	25,000	—	104,608	(15,000)	114,608
G.R. Hart *	1,057,292,015	—	34,947,297	—	1,092,239,312
M.D.I. Burrows	4,000	—	1,843	—	5,843
B.M. Murray **	7,500	—	3,456	—	10,956
F.W. Smith	9,394	—	4,329	—	13,723
T.J. Degnan (CEO)	1,800,000	—	1,591,050	—	3,391,050
Specified executives
G. Black	37,790	—	—	—	37,790
S. Garapati	102,000	—	—	—	102,000
H. Golding **	56,600	—	157,723	—	214,323
A. Hugli	100,000	—	110,571	—	210,571
J. Lynch	98,035	—	—	—	98,035
S. Martin	500,000	—	—	—	500,000
R. Meagher **	37,000	—	40,529	—	77,529
F. Schoonyoung	—	—	—	—	—
P. Stoffel	—	—	—	—	—
R. Vela	50,000	—	—	—	50,000
F. Wall	—	—	—	—	—

*	Includes 568,211 ordinary shares held indirectly at June 30, 2004 by personally related entities i.e. relatives, comprising 115,000 ordinary shares held at July 1, 2003 and 453,211 ordinary shares received on exercise of 2003 Options.

**	All held indirectly by personally related entities i.e. relatives.

Cumulative Preference Shares (CP Shares)

	Held at			Held at
	July 1, 2003	Purchases	Sales	June 30, 2004
Specified directors
A.G. McGregor	219,226	25,000	—	244,226
G.R. Hart *	537,809,274	—	—	537,809,274
M.D.I. Burrows	—	—	—	—
B.M. Murray **	4,612	—	—	4,612
F.W. Smith	5,779	—	—	5,779
T.J. Degnan (CEO)	619,122	—	—	619,122
Specified executives
G. Black	9,399	—	—	9,399
S. Garapati	6,000	—	—	6,000
H. Golding **	56,370	—	—	56,370
A. Hugli	100,000	—	—	100,000
J. Lynch	—	—	—	—
S. Martin	—	—	—	—
R. Meagher **	9,611	—	—	9,611
F. Schoonyoung	—	—	—	—
P. Stoffel	—	—	—	—
R. Vela	—	—	—	—
F. Wall	—	—	—	—

*	Includes 165,063 CP Shares held indirectly by personally related entities i.e. relatives.

**	All held indirectly by personally related entities.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

New Zealand Capital Notes

No specified director or specified executive held New Zealand Capital Notes at July 1, 2003 or at any time during the period to June 30, 2004, other than Mr A Hugli who held 20,000 New Zealand Capital Notes at July 1, 2003 and continued to hold them at June 30, 2004.

Loans and other transactions with specified directors and specified executives

Loans

There were no outstanding loans to specified directors or specified executives at either June 30, 2002, 2003 or 2004 or at any time during the years ended on these dates, where the individual’s aggregate loan balance exceeded A$100,000.

Other transactions with the Group

G.R. Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is a senior executive of Rank. During the current year, the Company paid to Rank A$965,000 (2003 - A$1,816,000; 2002 – A$1,349,000) in reimbursement, at cost, of salaries and expenses of employees of Rank who performed services for the Company during the year.

Mr Hart is also a director of, and through Rank owns 100% of New Zealand Dairy Foods Holdings Limited and Bluebird Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Bluebird Foods Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced in the year ended June 30, 2004 was approximately NZ$2.2 million.

NOTE 29. CONTROLLED ENTITIES

Except where otherwise noted, the consolidated entity’s interest in ordinary shares of controlled entities is 100% and controlled entities carry on business in the country of incorporation.

Controlled Entities at June 30, 2003 and	Country of
June 30, 2004	Incorporation
Compania Argentina de Levaduras SAIC(e)(g)	Argentina
Sudamericana de Levaduras SA de Inversiones(e)(f)	Argentina
Surgras SA(g)	Argentina
BCW Hotplate Bakery Pty Ltd(a)(b)(e)(f)(r)	Australia
Bevsel Pty Ltd	Australia
BPC1 Pty Ltd(a)(e)(f)(r)	Australia
BPT South Pacific Pty Ltd	Australia
Burns Philp Australia Pty Ltd(a)(e)(f)(r)	Australia
Burns Philp Camellia Pty Ltd(a)(e)(f)	Australia
Burns Philp Capital Pty Ltd(a)	Australia
Burns Philp Custodians Pty Ltd(a)	Australia
Burns Philp Food Holdings Pty Ltd(a)(e)(f)	Australia
Burns Philp Food Overseas Holdings Ltd(a)(e)(f)	Australia
Burns Philp Food Overseas Investments Pty Ltd(a)(e)(f)(r)	Australia
Burns Philp Food Properties Pty Ltd(a)(e)(f)	Australia
Burns Philp Food Services Pty Ltd(a)(e)(f)	Australia
Burns Philp Hardware Holdings Pty Ltd	Australia
Burns Philp International Investments Pty Ltd	Australia
Burns Philp Investments Pty Ltd	Australia
Burns Philp Microbiology Pty Ltd	Australia
Burns Philp Middle East Pty Ltd(a)(e)(f)	Australia
Burns Philp Overseas Holdings Ltd(a)(e)(f)	Australia
Burns Philp Pakistan Pty Ltd(a)(e)(f)	Australia
Goodman Fielder Commercial Holding Company Pty Ltd(e)(f)(r) (a)(b)(dd)	Australia
Goodman Fielder Consumer Foods Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Field Operations Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Food Services Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Ingredients Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder International Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Nominees Pty Ltd(r)	Australia
Goodman Fielder Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Superannuation Fund Pty Ltd(r)	Australia
Indonesian Yeast Company Pty Ltd(a)(e)(f)	Australia
Integrated Ingredients Indonesia Pty Ltd(a)	Australia
Integrated Ingredients Pty Ltd	Australia
Mauri Fermentation Argentina Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Brazil Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Chile Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation China Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation India Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Indonesia Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Malaysia Pty Ltd(a)(e)(f)	Australia

Notes to the financial statements (continued)

NOTE 29: CONTROLLED ENTITIES (CONTINUED)

Controlled Entities at June 30, 2003 and	Country of
June 30, 2004 (cont.)	Incorporation
Burns Philp Shipping Holdings Pty Ltd	Australia
Burns Philp South America Pty Ltd(a)(e)(f)	Australia
Burns Philp Technology Pty Ltd(a)(e)(f)	Australia
Burns Philp Technology & Development Pty Ltd(a)(e)(f)	Australia
Burns Philp Treasury (Australia) Ltd(a)(b)(e)(f)	Australia
Cairns Bakeries Holding Co Pty Ltd(r)	Australia
Cobbity Farm Bakeries Pty Ltd(a)(b)(r)	Australia
Country Bake Bakeries Pty Ltd(a)(b)(e)(f)(r)	Australia
Country Bake Cairns Pty Ltd(a)(b)(r)	Australia
Country Bake Mid Coast Pty Ltd(r)	Australia
Country Bake Tasmania Pty Ltd(r)	Australia
Darwin Bakery Pty Ltd(a)(b)(r)	Australia
Defiance Corporate Pty Ltd(r)	Australia
Defiance Enterprises Pty Ltd(r)	Australia
Defiance International Trading Pty Ltd(r)	Australia
Defiance Mills Pty Ltd(a)(b)(r)	Australia
E L Bell Pty Ltd	Australia
Ernest Adams Australia Pty Ltd(e)(f)(r)	Australia
ETA Foods Pty Ltd(d)(e)(f)(r)	Australia
FGD Share Plan Nominees Pty Ltd(r)	Australia
Fielder Gillespie Davis Finance Pty Ltd(e)(f)(r)	Australia
G F Australia Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
G F D Australia Pty Ltd(e)(f)(r)	Australia
G F Defiance Pty Ltd(a)(b)(e)(f)(r)	Australia
G F Finance Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
GF Finance International Pty Ltd(a)(b)(e)(f)(r)	Australia
GF Group Services Pty Ltd(a)(b)(e)(f)(r)	Australia
GF Trade Finance Pty Ltd(a)(b)(e)(f)(r)	Australia
G Wood Son and Company Pty Ltd(e)(f)(r)	Australia
Gillespie Bros Holdings Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Baking Holding Company Pty Ltd(a)(b)(e)(f)(r)(bb)	Australia
Goodman Fielder Commercial Australia Pty Ltd(a)(b)(e)(f)(r)(cc)	Australia
Burns Philp Colombia SA(r)	Colombia
Burns Philp Ecuador SA(e)(f)(r)	Ecuador
Evercrisp Snack Products (South Seas) Ltd(s)	Fiji
Goodman Fielder (Fiji) Ltd(s)	Fiji
Goodman Fielder International (Fiji) Ltd(s)	Fiji
Tucker Group (Fiji) Ltd(s)	Fiji
Tuckers Ice Cream Company (Fiji) Ltd(s)	Fiji
BEG France SARL(l)	France
BEG Backhefe Export GmbH(l)	Germany
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH(e)(f)	Germany
Burns Philp Deutschland GmbH(e)(f)	Germany
Burns Philp Deutschland Grundbesitz GmbH(e)(f)	Germany
Deutsche Hefewerke GmbH(e)(f)	Germany
Burns Philp Guatemala SA(e)(f)(r)	Guatemala
Goodman Fielder International (China) Ltd(r)	Hong Kong
Goodman Fielder International (Hong Kong) Ltd(r)	Hong Kong
Mauri Fermentation Philippines Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Vietnam Pty Ltd(a)(e)(f)	Australia
Mauri Grocery Pty Ltd	Australia
Mauri Integrated Ingredients Pty Ltd	Australia
Mauri Yeast Australia Pty Ltd(a)(e)(f)	Australia
MBT Engineering Pty Ltd	Australia
MBT Fabrication Services Pty Ltd(a)	Australia
M L (WA) Export Pty Ltd(e)(f)(r)	Australia
Mowbray Industries Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Namregtown International Pty Ltd(d)(e)(f)(r)	Australia
Nanged Pty Ltd	Australia
Quality Bakers Australia Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Regal Bakeries Pty Ltd(a)(b)(r)	Australia
Rochna Pty Ltd(e)(f)(r)	Australia
Serrol Ingredients Pty Ltd(a)(b)(r)(ee)	Australia
Sirius Biotechnology International Pty Ltd(r)	Australia
Sirius Biotechnology Pty Ltd(d)(r)	Australia
Southern Border Bakeries Pty Ltd(r)	Australia
Stuart Bakery Pty Ltd(a)(b)(e)(f)(r)	Australia
Sunicrust Bakeries Pty Ltd(a)(b)(e)(f)(r)	Australia
The Uncle Tobys Company Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Uncle Tobys Properties Pty Ltd(a)(b)(e)(f)(r)	Australia
Wide Bay Bakeries Pty Ltd(r)	Australia
William Jackett & Son Pty Ltd(e)(f)(r)	Australia
Burns Philp A & B Ltd(h)	Bangladesh
Burns Philp Brasil Indústria e Comércio de Alimentos Ltda(e)	Brazil
Burns Philp Food Ltd(e)(f)	Canada
Burns Philp Chile Inversiones Ltda	Chile
Goodman Fielder (Shanghai) Co Ltd(s)	China
Harbin Mauri Yeast Company Ltd(i)	China
Hebei Mauri Food Company Ltd(j)	China
Panyu Mauri Food Company Ltd(o)	China
Yantai Mauri Yeast Company Ltd(k)	China
GF Insurance & Risk Management Services Pte Ltd(r)	Singapore
GF Investments (Asia) Pte Ltd(r)	Singapore
Goodman Fielder International (Singapore) Pte Ltd(r)	Singapore
Quality Bakers (Asia) Pte Ltd(r)	Singapore
Goodman Fielder International (SI) Ltd(y)	Solomon Islands
Burns Philp Food SA(e)(f)	Spain
Burns Philp Lanka (Private) Ltd	Sri Lanka
Mauri Maya Sanayi AS	Turkey
Burns Philp (U.K.) PLC(e)(f)	UK
Burns Philp Europe Ltd	UK
Burns Philp Pension Plan Ltd	UK
BPCUS1 Inc(e)(f)(r)	USA
Burns Philp Capital (US) Inc(e)(f)(r)	USA
Burns Philp Food Inc(e)(f)	USA
Burns Philp Inc(e)(f)	USA

Notes to the financial statements (continued)

NOTE 29: CONTROLLED ENTITIES (CONTINUED)

Controlled Entities at June 30, 2003 and	Country of
June 30, 2004 (cont.)	Incorporation
Burns Philp India (Private) Ltd	India
Cochin Spices Private Ltd	India
Mauri Yeast India (Private) Ltd	India
Goodman Fielder International Sdn Bhd(r)	Malaysia
Burns Philp Alimentos S de RL de CV	Mexico
Burns Philp Mexico, SA de CV	Mexico
Burns Philp Netherlands European Holdings	The Netherlands
BV(e)(f) Burns Philp Treasury (Europe) BV(e)(f)	The Netherlands
Goodman Fielder Nouvelle Caledonie SAS(r)	New Caledonia
Moulins Du Pacifique Sud SA(t)	New Caledonia
Societe Industrielle Commerciale et	New Caledonia
Agro-Alimentaire Neo-Caledonienne SA(u) BB Foods Ltd(r)(ff)	New Zealand
Bluebird Foods Ltd(r)(gg)	New Zealand
Burns Philp (New Zealand) Ltd(e)(f)	New Zealand
GF Finance (NZ) Ltd(r)	New Zealand
GF Intertrade Ltd(r)	New Zealand
GF Retirement Nominees Ltd(r)	New Zealand
Goodman Fielder Milling & Baking New Zealand Ltd(r)	New Zealand
Goodman Finance Ltd(e)(f)(r)	New Zealand
Meadow Lea Foods Ltd(r)	New Zealand
New Zealand Food Industries Ltd(e)(f)	New Zealand
NZ Margarine Holdings Ltd(r)	New Zealand
Pinnacle NZ Ltd	New Zealand
Quality Bakers New Zealand Ltd(r)	New Zealand
Associated Mills Ltd(v)	PNG
Binnen Bakery Ltd(u)	PNG
Evercrisp Snacks (PNG) Ltd(r)	PNG
Golden Crust Bakery Ltd(w)	PNG
Goodman Fielder International (PNG) Ltd(r)	PNG
Mount Hagen Bakery Ltd(r)	PNG
RBPM Ltd(x)	PNG
Burns Philp Peru SAC(e)(f)(r)	Peru
Goodman Fielder International (Philippines) Inc.(r)	Philippines
Mauri Fermentos, SA(p)	Portugal

GF Ingredients USA Inc(r)	USA
Tone Brothers, Inc(e)(f)	USA
Flodden SA(e)(f)	Uruguay
Greensted SA(e)(f)(r)	Uruguay
Levadura Uruguaya SA(e)(f)(q)	Uruguay
Burns Philp Venezuela SA(e)(f)(r)	Venezuela
Mauri-La Nga Fermentation Co Ltd(n)	Vietnam

Controlled Entities in voluntary liquidation	Country of
at June 30, 2004	Incorporation
Corlette Pty Ltd(jj)	Australia
Defiance International Pty Ltd	Australia
Hefe-Patent GmbH(m)	Germany
Fitamar SA(q)	Uruguay

Controlled Entities at June 30, 2003 disposed	Country of
of during the year	Incorporation
Burns Philp Shipping Overseas Holdings Pty Ltd(hh)	Australia
Burns Philp Shipping Overseas Investments Pty Ltd(hh)	Australia
Empresa Brasileira de Fermentos Fleischmann Ltda(ii)	Brazil
S Hoffnung & Co(hh)	UK

Controlled Entities incorporated	Country of
during the year	Incorporation
QB1 Ltd(a)(b)(z)	Australia
QB2 Ltd(a)(b)(z)	Australia
QB3 Pty Ltd(a)(b)(z)	Australia
QB4 Pty Ltd(a)(b)(z)	Australia
QB5 Pty Ltd(a)(b)(z)	Australia
QB6 Ltd(a)(b)(z)	Australia
Xinjiang Mauri Food Co Ltd(aa)	China
Grupo Burns Philp Mexicana SA de CV(z)	Mexico
Goodman Fielder Commercial New Zealand Ltd(z)	New Zealand
Goodman Fielder New Zealand Ltd(z)	New Zealand
QBNZ1 Ltd(z)	New Zealand
Mauri Lanka (Private) Ltd(z)	Sri Lanka

Notes to the financial statements (continued)

NOTE 29. CONTROLLED ENTITIES (Continued)

(a)	A party to a Deed of Cross Guarantee with Burns, Philp & Company Limited dated May 13, 1992 (as amended). Granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418. Burns Philp Custodians Pty Limited is the Trustee appointed under this Deed but is not granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418.

(b)	Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated April 23, 2004 whereby such company was joined as a party to the Deed of Cross Guarantee.

(c)	Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated June 2, 2004 whereby such company was joined as a party to the Deed of Cross Guarantee.

(d)	On August 8, 2003 the status of the company changed from public to proprietary.

(e)	As part of the security arrangements entered into with the Burns, Philp & Company Limited Group’s financiers (refer note 14 for further details), such controlled entities entered into or acceded to a Deed of Guarantee and Indemnity whereby such entities guaranteed payment of amounts owing under certain financing documents and in addition or, in certain circumstances, alternatively, have executed certain securities to secure amounts owing under certain financing documents (including those facilities the subject of the Senior Funding Agreement). There is also an indemnity in support of this guarantee. The Deed of Guarantee and Indemnity and the securities continue in place for the benefit of the financiers party to the Term A Loan Facility and the Term B Loan Facility, notwithstanding the termination of the Senior Funding Agreement.

(f)	As part of the issue of the 9.75% senior subordinated notes, 10.75% senior subordinated notes and 9.5% senior notes (refer note 14 for further details) such controlled entities entered into Indentures whereby the payment of principal and interest, and performance of all other obligations in respect of the 9.75% senior subordinated notes, 10.75% senior subordinated notes and 9.5% senior notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and such controlled entities.

Consolidated entity’s interest in ordinary shares

	2004	2003	2002
	%	%	%
(g)	97	97	97
(h)	51	51	51
(i)	85	85	85
(j)	90	90	90
(k)	60	60	60
(l)	80	80	80
(m)	67	67	67
(n)	66	66	66
(o)	100	100	60
(p)	96	96	96
(q)	100	100	97
(r)	100	100	—
(s)	90	90	—
(t)	99	99	—
(u)	98	98	—
(v)	74	74	—
(w)	89	89	—
(x)	75	75	—
(y)	97	97	—
(z)	100	—	—
(aa)	90	—	—

Notes to the financial statements (continued)

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

(bb)	Name changed during the year from GF Fresh Pty Ltd.

(cc)	Name changed during the year from Provincial Traders Foods Pty Ltd.

(dd)	Name changed during the year from QBA Properties Pty Ltd.

(ee)	Name changed during the year from Wakely Bros Pty Ltd.

(ff)	Name changed during the year from Bluebird Foods Ltd.

(gg)	Name changed during the year from Goodman Fielder New Zealand Ltd.

(hh)	Voluntarily liquidated or struck off during the year. There was no profit or loss on the voluntary liquidation or striking off of these entities.

(ii)	Merged into Burns Philp Brasil Indústria e Comércio de Alimentos Ltda during the year.

(jj)	Previously liquidated. Reinstated December 19, 2003.

Notes to the financial statements (continued)

NOTE 30. DISPOSAL OF BUSINESSES

On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and Tones Brothers Inc. (Tones), its Herbs and Spices business, to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs and Spices business segments, respectively, in note 23.

The sale of Tones to ABF was subject to the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976. The sale of Tones was completed September 3, 2004 for gross proceeds of US$175.0 million. The net gain on the sale of the business will be approximately A$52.0 million, subject to closing price adjustments.

The sale of the Yeast and Bakery Ingredients group is expected to be completed and cash received on September 30, 2004, subject to the satisfaction of certain conditions precedent, the most significant being:

•	the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976;

•	the issue of a notice from the Commonwealth Government of Australia that it does not object to the parties entering into and completing the sale of the Australian holding company for the Yeast and Bakery Ingredients business;

•	the obtaining of certain other regulatory approvals or lapse of relevant time periods;

•	no legal restraint, prohibition to completion, or regulatory action which prevents completion.

Approximately US$90.0 million from the proceeds of the sale of Tones and certain other property sales will be used to reduce the Group’s senior secured debt. A minimum of 25% of the net proceeds from the sale of the Yeast and Bakery Ingredients group will be applied to reduce the Group’s senior secured debt on receipt of proceeds.

The financial effects of these transactions have not been reflected in the financial statements for the year ended June 30, 2004, as they occurred subsequent to balance date.

Due to the availability of tax losses across the Group, income tax payable on the sale is not expected to be significant.

Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of these businesses is set out below:

	Yeast & Bakery Ingredients			Herbs & Spices
A$ million	2004	2003	2002	2004	2003	2002
Financial performance information for the year ended June 30,
Revenue from ordinary activities	808.0	815.6	826.4	263.6	348.4	381.9
Expenses from ordinary activities	(654.5)	(669.8)	(687.4)	(226.0)	(290.2)	(337.3)

Segment result (EBIT)	153.5	145.8	139.0	37.6	58.2	44.6
Net interest (expense)/revenue	(7.3)	(1.4)	(3.4)	—	0.1	0.1

Profit from ordinary activities before income tax	146.2	144.4	135.6	37.6	58.3	44.7
Income tax (expense)/benefit	(25.8)	(13.6)	(18.3)	0.6	—	—

Net profit before outside equity interests	120.4	130.8	117.3	38.2	58.3	44.7
Outside equity interests	(3.7)	(3.8)	(3.3)	—	—	—

Net profit	116.7	127.0	114.0	38.2	58.3	44.7

Financial position information as at June 30,
Total assets	1,110.5	1,121.7	1,072.6	174.2	177.0	229.3
Total liabilities	163.7	159.5	160.8	24.7	24.1	32.8

Net assets	946.8	962.2	911.8	149.5	152.9	196.5

Outside equity interests	19.2	17.9	18.9	—	—	—
Cash flow information for the year ended June 30,
Net cash provided by operating activities	148.6	166.6	207.6	39.7	77.9	53.5
Net cash (used in) investing activities	(11.5)	(218.3)	(27.8)	(3.0)	(4.1)	(11.1)

Net increase/(decrease) in cash held	137.1	(51.7)	179.8	36.7	73.8	42.4

Notes to the financial statements (continued)

NOTE 31. EVENTS SUBSEQUENT TO BALANCE DATE

Other than as disclosed in note 30, no events have occurred subsequent to balance date which would have a material effect on the financial statements at June 30, 2004.

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest rate risk

The Group enters into interest rate swaps and forward rate agreements to manage cash flow risks associated with the interest rates on borrowings that are floating. The Group does not enter into such contracts for speculative purposes.

Interest rate swap and forward rate agreements

Interest rate swaps allow the Group to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one and five years.

Each contract involves quarterly or semi annual payment or receipt of the net amount of interest. Payments are recognised in the financial statements on an accruals basis. At June 30, 2004, the fixed rates varied from 2.74% to 5.85% (2003 – 2.74% to 7.15%; 2002 — 4.01% to 7.15%) and the floating rates were at bank bill rates plus a credit margin.

The Group from time to time enters into forward rate agreements, with expiration terms ranging out to three years, to offset changes in the rates paid on short term floating debt. No forward rate agreements were outstanding at June 30, 2004 (2003 – Nil; 2002 – Nil).

Interest rate risk exposure

The Group’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities at June 30, is set out below.

		Fixed Interest Maturing in
			Over		Non
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total
2004
Financial assets
Cash assets	178.5	—	—	—	—	178.5
Receivables	—	—	—	—	338.5	338.5
Other financial assets	1.3	—	—	—	4.0	5.3

	179.8	—	—	—	342.5	522.3

Weighted average interest rate	2.68%
Financial liabilities
Senior indebtedness	1,583.5	—	—	—	—	1,583.5
Senior notes	—	—	—	145.2	—	145.2
Senior subordinated notes	—	—	—	871.9	—	871.9
New Zealand Capital Notes	—	—	158.4	35.4	—	193.8
Bank overdrafts and other indebtedness	13.4	2.2	3.4	—	—	19.0
Payables	—	—	—	—	412.0	412.0
Employee benefits	—	—	—	—	114.1	114.1

	1,596.9	2.2	161.8	1,052.5	526.1	3,339.5

Interest rate swaps	(778.1)	495.0	283.1	—	—	—
Weighted average interest rate	6.53%	5.73%	6.43%	10.00%	—	—

Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

		Fixed Interest Maturing in
			Over		Non
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total
2003
Financial assets
Cash assets	180.5	—	—	—	—	180.5
Receivables	—	—	—	—	393.4	393.4
Other financial assets	0.7	—	—	—	4.0	4.7

	181.2	—	—	—	397.4	578.6

Weighted average interest rate	3.71%
Financial liabilities
Senior indebtedness	1,726.1	—	—	—	—	1,726.1
Senior notes	—	—	—	149.9	—	149.9
Senior subordinated notes	—	—	—	899.4	—	899.4
New Zealand Capital Notes	—	—	—	185.7	—	185.7
Bank overdrafts and other indebtedness	17.7	7.1	6.7	—	—	31.5
Payables	—	—	—	—	505.9	505.9
Employee benefits	—	—	—	—	109.4	109.4

	1,743.8	7.1	6.7	1,235.0	615.3	3,607.9

Interest rate swaps	(532.7)	157.3	375.4	—	—	—
Weighted average interest rate	6.84%	6.20%	5.18%	9.97%

		Fixed Interest Maturing in
			Over		Non
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total
2002
Financial assets
Cash assets	923.6	—	—	—	—	923.6
Receivables	—	—	—	—	162.2	162.2
Other financial assets	2.7	—	—	—	4.0	6.7

	926.3	—	—	—	166.2	1,092.5

Weighted average interest rate	1.97%
Financial liabilities
Senior indebtedness	756.5	—	—	—	—	756.5
Debt Bonds	—	174.8	—	—	—	174.8
Senior subordinated notes	—	—	—	711.0	—	711.0
Bank overdrafts and other indebtedness	9.1	4.1	—	—	—	13.2
Payables	—	—	—	—	146.0	146.0
Employee benefits	—	—	—	—	36.7	36.7

	765.6	178.9	—	711.0	182.7	1,838.2

Interest rate swaps	(392.2)	69.7	322.5	—	—	—
Weighted average interest rate	4.46%	5.52%	5.65%	9.75%

Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

Foreign exchange risk

Statement of financial position

As part of the acquisition of Goodman Fielder, significant additional US dollar denominated borrowings were drawn down during the year ended June 30, 2003. In accordance with note 1(c), an unrealised foreign exchange gain of A$56.5 million has been included in the current year’s consolidated result (2003 – A$139.1 million; 2002 – Nil).

The Group’s unhedged US dollar denominated borrowings at June 30, 2004 amounted to approximately US$166.2 million (2003 – U$450.4 million).

During the current year the Group has entered into certain cross currency swaps to hedge the net investment in certain self-sustaining foreign operations and to hedge a proportion of US dollar denominated borrowings. No cross currency swaps were outstanding at June 30, 2003 and 2002. The table below presents the principal amounts and weighted average interest rates that the Group has agreed to pay or receive under cross currency swaps that are outstanding at June 30, 2004, together with the weighted average contracted exchange rates. The instruments’ actual cash flows are denominated in US dollars, Australian dollars, Canadian dollars and Euros as indicated.

	Weighted average	Weighted average interest		Principal
	exchange rate	rate		amount*
		Receive	Pay	A$ million
Receive US dollars, pay Australian dollars	0.7537	4.19%	6.46%	265.4
Receive US dollars, pay Euros	1.1614	4.27%	4.52%	98.2
Receive US dollars, pay Canadian dollars	0.7708	4.36%	5.12%	35.0

*	Amount represent Australian dollar equivalent of principal payable under the swap contract.

The unrealised gain on these contracts at June 30, 2004 of A$21.0 million has been reported in the foreign currency translation reserve to the extent that these financial instruments hedge the net investment in self-sustaining operations and, in the consolidated statement of financial performance, to the extent that they hedge US dollar denominated borrowings.

The Group continues to review its foreign currency position.

Anticipated purchase and sale commitments

The Group enters into forward foreign exchange contracts to manage the foreign exchange risk associated with anticipated purchase and sale commitments denominated in foreign currencies. The gross value to be received under foreign currency contracts and the weighted average contracted exchange rates of outstanding contracts for the Group at June 30, is set out below.

				Consolidated
	2004	2003	2002	2004	2003	2002
	Weighted average exchange			A$	A$	A$
		rate		million	million	million
Sell New Zealand dollars, buy US dollars	0.6251	0.5980	—	40.0	22.2	—
Sell Australian dollars, buy New Zealand dollars	1.0964	1.1270	—	12.7	20.9	—
Sell Australian dollars, buy US dollars	0.7090	—	—	24.7	—	—
Sell US dollars, buy Australian dollars	—	0.6042	—	—	26.6	—

The unrealised gain on these contracts at June 30, 2004 of A$1.5 million (2003 – A$2.4 million; 2002 – Nil) has been included in the current year’s consolidated profit as these financial instruments do not qualify for hedge accounting.

All the outstanding contracts at June 30, 2004 mature by May 2005 (2003 – November 2004)

Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

Commodity price risk

The Group enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the requirements of commodities needed by certain Goodman Fielder businesses. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The Group generally covers 3 to 12 months forward requirements of these Goodman Fielder businesses, depending on market view.

At June 30, 2004, outstanding contracts have a face value of A$3.8 million (2003 – A$3.2 million; 2002 – Nil), with various maturities between August 2004 and March 2005. The net deferred gain on commodity contracts at June 30, 2004 of A$0.1 million (2003 – A$0.4 million; 2002 – Nil) will be recognised in the consolidated statement of financial performance by March 2005.

Credit risk exposure

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The Group is not materially exposed to any individual customer.

Unrecognised financial instruments

The credit risk on unrecognised derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the Group. There was no accrued amount due to the Group at June 30, 2004 (2003 - Nil; 2002 – Nil).

Net fair values of financial assets and liabilities

Valuation approach

Net fair values of listed financial assets and liabilities are determined by reference to the market price of these instruments adjusted for transaction costs necessary to realise the asset or settle the liability.

Recognised financial instruments

The carrying amounts and net fair values of financial assets and liabilities as at June 30, are as follows:

			Consolidated
	Carrying Amount			Net fair value
A$ million	2004	2003	2002	2004	2003	2002
Financial assets
Cash assets	178.5	180.5	923.6	178.5	180.5	923.6
Receivables	338.5	393.4	162.2	338.5	393.4	162.2
Other financial assets	5.3	4.7	6.7	5.3	4.7	6.7
Financial liabilities
Senior indebtedness	1,583.5	1,726.1	756.5	1,583.5	1,726.1	756.5
Senior notes	145.2	149.9	—	154.6	154.1	—
Senior subordinated notes	871.9	899.4	711.0	912.0	887.1	711.0
New Zealand Capital Notes	193.8	185.7	—	195.8	185.7	—
Bank overdrafts and other indebtedness	19.0	31.5	13.2	19.0	31.5	13.2
Debt Bonds	—	—	174.8	—	—	174.8
Payables	412.0	505.9	146.0	412.0	505.9	146.0
Employee benefits	114.1	109.4	36.7	114.1	109.4	36.7

Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

Unrecognised financial instruments

The net fair values of unrecognised financial instruments held as at June 30, are as follows:

	Consolidated
A$ million	2004	2003	2002
Interest rate swaps – unrealised (loss)	(8.9)	(26.9)	(17.0)
Commodity contracts – unrealised gain	0.1	0.4	—

The valuations of unrecognised financial instruments detailed in this note reflect the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques.

The unrealised loss on interest rate swaps of A$8.9 million (2003 – A$26.9 million; 2002 – A$17.0 million) represents the difference between funding actions of the Group over time, compared to what could have been achieved if all the funding was renegotiated at year end. As the Group enters into these transactions for hedging purposes and does not actively trade in these instruments, it is not appropriate to recognise the impact of marking to market the position existing at balance date in the consolidated result.

Notes to the financial statements (continued)

NOTE 33. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). Parent company only financial statements have not been included in this note as they are not permitted to be included as part of the primary financial statements under generally accepted accounting principles in the United States of America (U.S. GAAP). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. Certain significant differences exist between Australian GAAP and U.S. GAAP. The significant differences between Australian GAAP and U.S. GAAP as they relate to the Group are presented throughout this note. Additionally, where there is no significant conflict with Australian GAAP requirements we have incorporated some of the additional U.S. GAAP disclosure requirements throughout the Australian GAAP financial statements.

As discussed in note 24, the Terminals and Vinegar businesses are disclosed as discontinued operations. As discussed in note 30 to the financial statements, on July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and Tone Brothers Inc. (“Tones”), its Herbs and Spices business, to Associated British Foods, plc. Under U.S. GAAP, these businesses meet the criteria for disclosure as discontinuing operations.

In fiscal 2003, the Group acquired Goodman Fielder Limited and its controlled entities (“Goodman Fielder”). The operating results of Goodman Fielder have been consolidated since the date of acquisition, March 19, 2003. Prior to this date, the Group consisted of the discontinued operations described above. Consequently, in fiscal 2002, there was no operating income from continuing operations other than costs associated with the Group’s existing corporate structure.

The following table includes a statement of financial performance prepared in accordance with Australian GAAP, but presented in a U.S. GAAP format:

Notes to the financial statements (continued)

A$ million	2004	2003	2002
Net sales of goods	2,305.3	699.9	—
Other revenues from ordinary activities	31.0	21.6	—

Net sales	2,336.3	721.5	—

Costs and expenses:
Cost of sales	1,470.6	461.8	—
Selling, marketing and distribution*	456.8	141.9	—
General and administrative	233.0	96.9	15.6

Total costs and expenses	2,160.4	700.6	15.6

Operating income/(loss)	175.9	20.9	(15.6)
Non-operating income (expense), net	70.1	57.8	—
Interest expense	(278.3)	(168.1)	(65.8)
Interest income	3.8	12.5	3.0
Share of net profit of associates accounted for using the equity method	2.0	0.1	—
Minority interests***	(1.9)	(0.5)	—

Loss before income taxes	(28.4)	(77.3)	(78.4)
Income tax (expense)/benefit	(15.6)	5.1	47.5

Loss from continuing operations	(44.0)	(72.2)	(30.9)
Discontinued operations:
Income from discontinued operations, net of tax**	154.9	190.6	177.1
Gain on disposal of discontinued operations	—	51.6	—

Net profit	110.9	170.0	146.2

*	Includes shipping and handling costs from continuing operations of A$225.4 million and A$65.4 million in the years ended June 30, 2004 and 2003, respectively. No shipping and handling costs were incurred during the year ended June 30, 2002 from continuing operations.

**	Income tax expense was A$25.2 million, A$13.7 million and A$18.9 million for the years ended June 30, 2004, 2003 and 2002, respectively. There was no income tax expense associated with the gain on disposal of discontinued operations in the year ended June 30, 2003.

***	The total profit attributed to minority interests in the three years ended June 30, 2004 was A$5.6 million, A$4.3 million and A$3.3 million, respectively. Of this amount A$1.9 million, A$0.5 million and nil relates to continuing operations, and A$3.7 million, A$3.8 million and A$3.3 million, relates to discontinuing operations.

Notes to the financial statements (continued)

The following table reconciles the Group’s revenue from sale of goods and rendering of services under Australian GAAP to net sales of goods under U.S. GAAP, which is revenue from continuing operations for the years ended June 30, 2004, 2003 and 2002.

A$ million	2004	2003	2002
Australian GAAP revenue from sale of goods and rendering of services	3,345.9	1,887.2	1,322.7
Adjustment required to comply with U.S. GAAP:
Prepaid slotting amortization*	(19.9)	(23.4)	(32.5)
Total revenue from discontinuing operations	(1,020.7)	(1,163.9)	(1,290.2)

Net sales of goods under U.S. GAAP from continuing operations	2,305.3	699.9	—

*Under Australian GAAP, prepaid slotting amortization is recorded as a selling, marketing and distribution expense. Under U.S. GAAP, expenses of this nature are required to be recorded as a reduction of sales.

A$ million	Note		2004	2003	2002
RECONCILIATION OF NET PROFIT TO U.S. GAAP
Australian GAAP net profit reported in the statement of financial performance			110.9	170.0	146.2
Adjustments required to comply with U.S. GAAP:
Property, plant and equipment revaluations	33	(a)	0.5	0.8	1.4
Amortization of goodwill	33	(b)	72.0	21.8	(0.5)
Amortization of other intangible assets	33	(b)	23.6	13.3	7.3
Pension plans	33	(c)	(0.7)	(0.2)	—
Deferred tax assets	33	(d)	105.2	—	(39.0)
Derivative financial instruments	33	(e)	18.7	(9.0)	(9.5)
Hyperinflation adjustment	33	(j)	—	—	(2.3)
Amortization of discount on 7.5% Notes	33	(l)	—	—	(0.4)
Loss on extinguishment of debt	33	(m)	—	—	(90.3)
Amortization of deferred expenditure	33	(n)	0.1	0.2	0.2
Equity method investment	33	(o)	(3.4)	(4.2)	(2.2)
Gain on disposal of discontinued operations and other properties	33	(p)	4.7	17.5	—
Foreign currency translation	33	(q)	—	—	5.0
Cumulative effect of change in accounting policy	33	(s)	—	(0.3)	—
Provisions for restructuring costs	33	(t)	(5.7)	52.0	—
Self-insurance provisions	33	(u)	2.5	—	—
Tax effect of U.S. GAAP adjustments			(1.3)	(4.7)	(0.9)

Net profit under U.S. GAAP			327.1	257.2	15.0

Notes to the financial statements (continued)

A$ million	Note		2004	2003	2002
STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
Net profit under U.S. GAAP			327.1	257.2	15.0
Other comprehensive loss, net of tax:
Foreign currency translation reserve
Movement under Australian GAAP, net of tax(1)	17	(a)	(13.4)	(75.2)	(177.0)
Movement under U.S. GAAP(1)			7.3	19.2	20.9
Additional minimum pension liability, net of tax(2)	33	(c)	5.2	(3.3)	(3.3)
Derivative and hedging activities, net of tax(3)	33	(e)	(2.7)	(1.8)	(3.4)

Other comprehensive loss			(3.6)	(61.1)	(162.8)

Comprehensive income/(loss)			323.5	196.1	(147.8)

(1) Refer to note 17(a) for details of income tax expense/(benefit) recorded on foreign currency translation reserve movements under Australian GAAP. No income tax expense/(benefit) has been recorded on foreign currency translation reserve movements under U.S. GAAP during the years ended June 30, 2004, 2003 or 2002. Under U.S. GAAP, no tax expense / (benefit) is recognised on foreign currency translation reserve difference as the unremitted earnings of foreign entities are considered to be permanently reinvested.

(2) Income tax benefit of approximately A$1.9 million has been recorded during the year ended June 30, 2004. No income tax expense/(benefit) was recorded during the years ended June 30, 2003 or 2002.

(3) Income tax expense of approximately A$0.6 million, A$1.0 million and A$1.0 million was recorded during the years ended June 30, 2004, 2003 or 2002, respectively.

	Foreign	Additional	Derivative	Accumulated
	currency	minimum	and	other
	translation	pension	hedging	comprehensive
A$ million	reserve	liability	activities	loss
Statement of accumulated other comprehensive loss, net of tax (AOCL)
AOCL balance as of June 30, 2001	(230.8)	(2.0)	9.1	(223.7)
Current period change	(156.1)	(3.3)	(3.4)	(162.8)

AOCL balance as of June 30, 2002	(386.9)	(5.3)	5.7	(386.5)
Current period change	(56.0)	(3.3)	(1.8)	(61.1)

AOCL balance as of June 30, 2003	(442.9)	(8.6)	3.9	(447.6)
Current period change	(6.1)	5.2	(2.7)	(3.6)

AOCL balance as of June 30, 2004	(449.0)	(3.4)	1.2	(451.2)

Notes to the financial statements (continued)

Reconciliation of net profit under U.S. GAAP – continuing and discontinuing operations

As discussed in note 24, the Terminals and Vinegar businesses are disclosed as discontinued operations. As per note 30 to the financial statements, on July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients Group and Tone Brothers Inc. (“Tones”), its Herbs and Spices business, to Associated British Foods, plc. Under U.S. GAAP, these businesses meet the criteria for disclosure as discontinued operations. The tables below present a reconciliation of net profit from continuing and discontinued operations from Australian GAAP to U.S. GAAP for the three years ended June 30, 2004.

The Group has allocated interest expense to discontinued operations in accordance with the allocation methods described in EITF 87-24 “Allocation of Interest to Discontinuing Operations”. The consolidated net interest expense as determined under U.S. GAAP, has been allocated based on debt that is required to be repaid as a result of the disposal transactions.

Reconciliation of net profit from continuing operations under U.S. GAAP

A$ million	Note		2004	2003	2002
Australian GAAP net loss from continuing operations			(44.0)	(72.2)	(30.9)
Adjustments required to comply with U.S. GAAP:
Allocation of interest to discontinued operations			129.7	97.5	69.3
Amortization of goodwill	33	(b)	63.2	16.0	—
Amortization of other intangible assets	33	(b)	15.8	5.0	—
Deferred tax assets	33	(d)	105.2	—	(39.0)
Derivative financial instruments	33	(e)	18.7	(9.0)	(9.5)
Amortization of discount on 7.5% Notes	33	(l)	—	—	(0.4)
Loss on extinguishing of debt	33	(m)	—	—	(90.3)
Equity method investment	33	(o)	(3.4)	(4.2)	(2.2)
Foreign currency translation	33	(q)	—	—	5.0
Provisions for restructuring costs	33	(t)	(5.7)	48.7	—
Self-insurance provisions	33	(u)	2.5	—	—
Tax effect of U.S. GAAP adjustments			(1.3)	(3.9)	—

Net profit/(loss) from continuing operations under U.S. GAAP			280.7	77.9	(98.0)

Reconciliation of net profit from discontinued operations under U.S. GAAP

A$ million	Note		2004	2003	2002
Australian GAAP net profit from discontinued operations			154.9	242.2	177.1

Adjustments required to comply with U.S. GAAP:
Allocation of interest to discontinued operations			(129.7)	(97.5)	(69.3)

Property, plant and equipment revaluations	33	(a)	0.5	0.8	1.4

Amortization of goodwill	33	(b)	8.8	5.8	(0.5)

Amortization of other intangible assets	33	(b)	7.8	8.3	7.3

Pension plans	33	(c)	(0.7)	(0.2)	—

Hyperinflation adjustment	33	(j)	—	—	(2.3)

Amortization of deferred expenditure	33	(n)	0.1	0.2	0.2

Gain on disposal of discontinued operations and other properties	33	(p)	4.7	17.5	—

Cumulative effect of change in accounting policy	33	(s)	—	(0.3)	—

Provisions for restructuring costs	33	(t)	—	3.3	—

Tax effect of U.S. GAAP adjustments			—	(0.8)	(0.9)

Net profit from discontinued operations under U.S. GAAP			46.4	179.3	113.0

Notes to the financial statements (continued)

U.S. GAAP earnings per share

Basic earnings per share is computed by dividing profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised or converted into ordinary shares. For the calculation of diluted earnings per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and CP Shares determined using the treasury method. The potential ordinary shares in Conversion Bonds (2004 – nil; 2003 – nil; 2002 – 35.5 million) and unexercised employee share options (2004 — nil; 2003 – nil; 2002 – 0.1 million) on issue were anti-dilutive.

Under U.S. GAAP, the calculation of diluted earnings per share is also adjusted for the dilutive effect of the New Zealand Capital Notes due to the conversion option contained within the terms and conditions of the Capital Notes. Refer note 14(i) for further details. Under Australian GAAP, the Capital Notes are not considered dilutive.

Weighted average number of shares on which earnings per share calculations are based:

	2004	2003	2002
		Shares (million)
Basic	1,998.4	1,056.5	751.2
Effect of dilutive securities
- 2003 Options	23.0	637.2	—
- CP Shares	797.3	797.4	—
- New Zealand Capital Notes	260.6	—	—

Diluted	3,079.3	2,491.1	751.2

	2004		2003		2002
	A$ million	cents/share	A$ million	cents/share	A$ million	cents/share
Earnings per share:
Earnings per ordinary share – basic
Net profit/(loss) from continuing operations	262.7	13.1	60.0	5.7	(113.9)	(15.2)
Net profit from discontinued operations	46.4	2.4	179.3	16.9	113.0	15.1

Net profit/(loss)	309.1	15.5	239.3	22.6	(0.9)	(0.1)

Earnings per ordinary share – diluted
Net profit/(loss) from continuing operations	293.0	9.5	77.9	3.1	(113.9)	(15.2)
Net profit from discontinued operations	46.4	1.5	179.3	7.3	113.0	15.1

Net profit/(loss)	339.4	11.0	257.2	10.4	(0.9)	(0.1)

For the years ended June 30, 2004, 2003 and 2002 net profit from continuing operations for basic earnings per share is calculated as net profit from continuing operations less dividends paid on CP Shares of A$18.0 million, A$17.9 million and A$15.9 million, respectively, and net profit from continuing operations for dilutive earnings per share is calculated as basic net profit from continuing operations plus dividends paid on CP Shares of A$18.0 million and A$17.9 million for the years ended June 30, 2004 and 2003. In the year ended June 30, 2002 dilutive earnings per share have been treated in the same manner as basic earnings per share as required under U.S. GAAP when there is a net loss from continuing operations. For the year ended June 30, 2004, net profit from continuing operations for dilutive earnings per share is also adjusted for A$12.3 million interest expense, net of tax, on the New Zealand Capital Notes.

Notes to the financial statements (continued)

A$ million	Note		2004	2003	2002
RECONCILIATION OF SHAREHOLDERS’ EQUITY TO U.S. GAAP
Australian GAAP shareholders’ equity per statement of financial position			889.8	758.3	479.5
Less: Outside equity interests	33	(g)	(27.3)	(25.5)	(18.9)

Equity attributed to the Group			862.5	732.8	460.6
Cumulative adjustments required to comply with U.S. GAAP:
Property, plant and equipment revaluations	33	(a)	(12.0)	(14.4)	(24.3)
Goodwill	33	(b)	253.9	186.8	49.2
Other intangible assets	33	(b)	(140.5)	(168.8)	(216.6)
Pension plans	33	(c)	(5.3)	(8.6)	(5.3)
Deferred tax assets	33	(d)	113.3	5.5	5.1
Deferred tax liabilities	33	(d)	(84.8)	(82.7)	(6.6)

Derivative financial instruments	33	(e)	(9.1)	(26.5)	(17.0)
Reversal of asset impairments	33	(f)	(1.6)	(2.4)	(2.9)
Revaluations of equity method investments	33	(i)	(11.1)	(11.3)	(13.1)
Hyperinflation adjustment	33	(j)	—	—	3.4
Deferred expenditure	33	(n)	(0.4)	(0.5)	(0.6)
Equity method investment	33	(o)	(3.7)	(0.3)	3.9
Self-insurance provisions	33	(u)	2.5	—	—
Surplus lease space provisions	33	(v)	1.6	—	—

Shareholders’ equity under U.S. GAAP			965.3	609.6	235.8

Notes to the financial statements (continued)

The table below sets out the Group’s statement of financial position under U.S. GAAP as of June 30, 2004, 2003, and 2002, presented in a U.S. GAAP format:

A$ million	2004	2003	2002
Current assets
Cash	28.6	127.6	817.1
Restricted cash	52.8	—	15.3
Receivables	183.8	646.6	2.2
Inventories	168.3	203.0	—
Other assets	19.4	36.1	—
Deferred tax assets	153.1	15.6	30.1
Assets of discontinued operations held for sale	370.9	314.9	399.6

Total current assets	976.9	1,343.8	1,264.3
Non-current assets
Receivables	3.1	6.7	0.2
Equity accounted investments	5.7	7.7	5.2
Other financial assets	1.3	0.7	2.7
Property, plant & equipment	592.3	654.3	2.1
Goodwill and other intangibles	2,066.4	1,971.2	—
Deferred tax assets	73.3	93.7	22.1
Other assets	140.9	115.2	34.4
Assets of discontinued operations held for sale	791.8	838.9	832.8

Total non-current assets	3,674.8	3,688.4	899.5

Total assets	4,651.7	5,032.2	2,163.8

Current liabilities
Payables	299.3	807.4	28.0
Interest bearing liabilities	169.8	177.7	204.9
Current tax liabilities	—	18.8	—
Provisions	128.3	181.4	11.5
Liabilities of discontinued operations held for sale	145.5	138.9	168.1

Total current liabilities	742.9	1,324.2	412.5
Non-current liabilities
Payables	2.8	3.1	0.3
Interest bearing liabilities	2,641.9	2,813.8	1,449.7
Deferred tax liabilities	139.1	116.9	—
Provisions	75.7	77.4	0.4
Liabilities of discontinued operations held for sale	59.0	64.6	49.8

Total non-current liabilities	2,918.5	3,075.8	1,500.2

Total liabilities	3,661.4	4,400.0	1,912.7
Minority interests	8.1	7.6	—
Minority interests in discontinued operations held for sale	16.9	15.0	15.3
Shareholders’ equity
Contributed equity	1,211.4	1,161.2	965.6
Accumulated other comprehensive income/(loss)	(451.2)	(447.6)	(386.5)
Retained profits/(accumulated losses)	205.1	(104.0)	(343.3)

Total shareholders’ equity	965.3	609.6	235.8

Total liabilities and shareholders’ equity	4,651.7	5,032.2	2,163.8

\

Notes to the financial statements (continued)

The following table details the total assets and liabilities held for sale, outside equity interests and net assets under U.S. GAAP related to discontinued operations as of June 30, 2004, 2003 and 2002.

A$ million	2004	2003	2002
Current assets
Cash	97.1	52.9	91.8
Receivables	148.7	133.1	157.5
Inventories	109.1	111.5	122.6
Other assets	16.0	17.4	27.7

Total current assets	370.9	314.9	399.6
Non-current assets
Equity accounted investments	40.8	38.3	48.2
Property, plant & equipment	419.3	442.9	549.3
Goodwill and other intangibles	296.0	310.9	150.8
Deferred tax assets	12.1	16.1	19.1
Other assets	23.6	30.7	65.4

Total non-current assets	791.8	838.9	832.8

Total assets	1,162.7	1,153.8	1,232.4
Current liabilities
Payables	117.1	113.5	130.5
Interest bearing liabilities	1.6	1.1	0.9
Current tax liabilities	10.1	10.2	9.9
Provisions	16.7	14.1	26.8

Total current liabilities	145.5	138.9	168.1
Non-current liabilities
Payables	1.9	3.1	3.2
Deferred tax liabilities	27.5	29.9	18.6
Provisions	29.6	31.6	28.0

Total non-current liabilities	59.0	64.6	49.8

Total liabilities	204.5	203.5	217.9
Minority interests	16.9	15.0	15.3

Net assets	941.3	935.3	999.2

Reconciliation of net assets of discontinued operations under U.S. GAAP

As discussed in note 24, the Terminals and Vinegar businesses are disclosed as discontinued operations. As discussed in note 30 to the financial statements, on July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients Group and Tone Brothers Inc. (“Tones”), its Herbs and Spices business, to Associated British Foods, plc. Under U.S. GAAP, these businesses meet the criteria for disclosure as discontinued operations. The table below reconciles the net assets of discontinued operations from Australian GAAP to U.S. GAAP as of June 30, 2004, 2003 and 2002.

A$ million	Note		2004	2003	2002
Australian GAAP net assets of discontinued operations			1,096.3	1,115.1	1,229.8

Less: Outside equity interests	33	(g)	(19.2)	(17.9)	(18.9)

			1,077.1	1,097.2	1,210.9

Cumulative adjustments required to comply with U.S. GAAP:
Property, plant and equipment revaluations	33	(a)	(12.0)	(14.4)	(24.3)

Goodwill	33	(b)	61.2	54.6	49.2

Other intangible assets	33	(b)	(161.4)	(173.5)	(216.6)

Pension plans	33	(c)	(5.3)	(8.6)	(5.3)

Deferred tax assets	33	(d)	5.6	5.5	5.1

Deferred tax liabilities	33	(d)	(10.8)	(11.3)	(6.6)

Reversal of asset impairments	33	(f)	(1.6)	(2.4)	(2.9)

Revaluations of equity method investments	33	(i)	(11.1)	(11.3)	(13.1)

Hyperinflation adjustment	33	(j)	—	—	3.4

Deferred expenditure	33	(n)	(0.4)	(0.5)	(0.6)

Net assets of discontinued operations under U.S. GAAP			941.3	935.3	999.2

Notes to the financial statements (continued)

Notes to the reconciliations to financial reports prepared using U.S. GAAP

(a) Property, plant and equipment revaluations

Under Australian GAAP, prior to July 1, 2000, certain assets, including land and buildings were periodically revalued based on directors’ or independent valuations. Upward revaluations were recorded as increases to the asset revaluation reserve, which is a component of shareholders’ equity or, alternatively, were recorded in the statement of financial performance to the extent that a previous revaluation decrement had been recorded for that class of assets through the statement of financial performance. Downward revaluations could have been written off against the asset revaluation reserve only to the extent that a previous revaluation increment had been recorded for that class of assets and were otherwise recorded in the statement of financial performance. Subsequent to July 1, 2000, the Group adopted a cost basis of valuation (cost basis being deemed the carrying amount as of July 1, 2000) for property, plant and equipment under the revised Australian accounting standard. U.S. GAAP does not permit the periodic revaluation of property, plant and equipment. Accordingly, adjustments have been made to depreciation expense and to reduce revalued Australian GAAP property, plant and equipment balances to historical cost for U.S. GAAP.

The total adjustments that are required to be made to property, plant and equipment so as to conform with U.S. GAAP are further detailed directly below. These relate to cumulative differences attributable to revaluations, reversal of asset impairments and hyperinflation adjustments made to property, plant and equipment.

A$ million	2004	2003	2002
Cost	3.5	2.0	(16.1)
Accumulated depreciation	(18.4)	(18.8)	(9.6)
Outside equity interests	1.3	1.4	1.7

	(13.6)	(15.4)	(24.0)

(b) Goodwill and other intangible assets

Goodwill

In previous years, the Group wrote off goodwill at acquisition for Australian GAAP purposes, which was permitted under Australian GAAP at the time. Subsequently, Australian GAAP has been revised and goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. U.S. GAAP does not permit goodwill to be written off at acquisition, and the amount previously written off under Australian GAAP has been reinstated. Goodwill has been amortized over periods not exceeding 40 years until June 30, 2002. On July 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Intangible Assets”. Consequently, the Group has ceased amortizing goodwill under U.S. GAAP.

In the reconciliations of Australian GAAP net profit to U.S. GAAP net profit, for the years ended June 30, 2004 and 2003, the adjustment represents the reversal of the amortization charge for Australian GAAP. For the year ended June 30, 2002, the adjustment represents the difference in amortization charges based on the differences in amortizable costs. The adjustment to shareholders’ equity represents the reversal of the goodwill write off and the differences in accumulated amortization on the goodwill

The adjustments that are required to be made to goodwill so as to conform with U.S. GAAP are further detailed below:

A$ million	2004	2003	2002
Cost	166.0	173.7	63.4
Accumulated amortization	87.9	13.1	(14.2)

	253.9	186.8	49.2

Changes in the carrying amount of goodwill under U.S. GAAP are as follows:

	Yeast and	Goodman	Goodman
	Bakery	Fielder	Fielder
A$ million	Ingredients	Australia	New Zealand	Other	Total
Balance as of July 1, 2003	198.8	774.1	382.5	172.8	1,528.2
Fair value adjustments to goodwill acquired	1.1	62.4	8.4	2.4	74.3
Foreign currency translation	(10.2)	—	12.4	0.1	2.3

Balance as of June 30, 2004	189.7	836.5	403.3	175.3	1,604.8

Notes to the financial statements (continued)

The following table presents U.S. GAAP adjusted information reflecting the impact of the non amortization of goodwill and separately identifiable intangible assets on net income and earnings per share for the years ended June 30, 2004, 2003 and 2002 compared to the reported net income and earnings per share for the years then ended.

A$ million	2004	2003	2002
Reported net income	327.1	257.2	15.0
Add back:
Goodwill amortization	—	—	3.0
Intangibles amortization	—	—	2.1

Adjusted net income	327.1	257.2	20.1

Basic earnings/(loss) per share as reported (cents per share)	15.5	22.6	(0.1)
Add back:
Goodwill amortization	—	—	0.4
Intangibles amortization	—	—	0.3

As adjusted	15.5	22.6	0.6

Diluted earnings per share as reported (cents per share)	11.0	10.4	(0.1)
Add back:
Goodwill amortization	—	—	0.4
Intangibles amortization	—	—	0.3

As adjusted	11.0	10.4	0.6

Other intangible assets

Under Australian GAAP, other intangible assets were periodically revalued prior to July 1, 2000. Subsequent to July 1, 2000, the Group adopted a cost basis of valuation (cost basis being deemed the carrying amount as of July 1, 2000) for other intangible assets under the revised Australian accounting standard. In addition certain identifiable intangible assets, brandnames, were considered to have an indefinite life prior to fiscal 1999 and accordingly, were not amortized. Effective July 1, 1999 identifiable intangible assets are amortized over 40 years under Australian GAAP.

Under U.S. GAAP, these intangible assets are recorded at cost and have been amortized on a straight line basis over their estimated useful lives, not to exceed 40 years, until June 30, 2002. On July 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Intangible Assets” (Statement No. 142).

The intangibles, which are included in the yeast and bakery ingredients and Goodman Fielder segments, consist of brandnames. These assets were purchased over several years as a result of the Group’s business acquisitions and had been amortized over periods up to 40 years. Upon initial application of Statement No. 142, the Group reassessed the useful lives of its intangible assets and have determined that the intangibles have indefinite useful lives. Accordingly, the Group ceased amortizing the intangibles for U.S. GAAP purposes on July 1, 2002. The carrying amount of other intangibles under U.S. GAAP as of June 30, 2004 was A$757.5 million.

In the reconciliation of Australian GAAP to U.S. GAAP financial information, the adjustment to net profit for the years ended June 30, 2004 and 2003 represents the reversal of the amortization charge on intangible assets for Australian GAAP. In the reconciliation of Australian GAAP to U.S. GAAP financial information, the adjustment to net profit for the year ended June 30, 2002 represents the reversal of the amortization charge on the revalued amount. The adjustments to shareholders’ equity represent the reversal of the revaluation increment and the accumulated amortization on the cost of the assets since acquisition.

The adjustments that are required to be made to other intangible assets so as to conform with U.S. GAAP are further detailed below:

A$ million	2004	2003	2002
Cost	(164.1)	(167.3)	(198.0)

Accumulated amortization	22.6	(2.7)	(19.8)
Outside equity interests	1.0	1.2	1.2

	(140.5)	(168.8)	(216.6)

Notes to the financial statements (continued)

(c)     Pension plans

Under Australian GAAP, employers’ contributions to defined benefit plans are expensed as incurred. The Group has also provided for any deficits in superannuation fund assets, based on actuarial valuations (refer note 27). Accounting for pension plans under U.S. GAAP is determined using a defined methodology which results in net amounts of expenses (based on actuarial calculations) and the related plan surplus or deficiency being recorded in the financial statements of the employer systematically over the working lives of the employees covered by the plan.

The additional information required to be disclosed in accordance with Statement of Financial Accounting Standards No. 132 “Employers’ Disclosures about Pensions and Other Post Retirement Benefits” is set out below:

A$ million	2004	2003	2002
The components of net periodic pension costs are:
Service cost	27.9	11.8	4.5
Interest cost	42.6	16.0	4.5
Expected return on plan assets	(41.3)	(14.4)	(3.2)
Recognized net actuarial loss	0.2	0.8	0.2
Amortization of net loss	0.9	—	—
Amortization of transition obligation	—	—	0.1
Amortization of prior service cost	—	—	0.1
Other – settlement expense**	—	1.5	—

Net periodic pension costs	30.3	15.7	6.2

The changes in benefit obligation and plan assets and reconciliation of funded status are as follows:
Change in benefit obligation
Benefit obligation at beginning of year	370.0	68.2	63.9
Service cost	27.9	11.8	4.5
Interest cost	42.6	16.0	4.5
Plan participant contributions	2.9	—	—
Actuarial (gain)/loss	(5.7)	5.3	3.5
Benefits paid *	(69.0)	(19.7)	(5.3)
Acquisition/divestiture/transfers	—	299.3	—
Foreign currency translation	(0.3)	(9.7)	(3.8)
Other	—	(1.2)	0.9

Benefit obligation at end of year	368.4	370.0	68.2

Change in plan assets
Fair value of plan assets at beginning of year	326.1	35.5	37.2
Actual return on plan assets	47.8	10.8	(1.7)
Employer contributions	29.6	16.4	7.2
Plan participant contributions	2.9	—	—
Benefits paid *	(67.8)	(18.5)	(4.2)
Acquisition/divestiture/transfers	—	288.1	—
Foreign currency translation	(0.2)	(6.3)	(4.0)
Other	—	0.1	1.0

Fair value of plan assets at end of year	338.4	326.1	35.5

*	During the years ended June 30, 2004, 2003 and 2002, the Group paid benefits under its pension plans out of the assets specifically set aside as benefit plan assets. In addition, benefits of A$1.2 million, A$1.2 million and A$1.1 million were paid out of the Group’s assets during the years ended June 30, 2004, June 30, 2003 and June 30, 2002, respectively, for a benefit plan which did not have designated plan assets.

**	Upon the sale of the Vinegar business, the Group has recognized a settlement expense of approximately A$1.5 million.

	Target	2004	2003
The Group’s weighted-average asset allocations by asset category at June 30, are as follows:
Equity securities	60.3%	62.9%	60.3%
Debt securities and cash	27.9	25.3	26.7
Property	11.8	11.8	13.0

Total	100.0%	100.0%	100.0%

Notes to the financial statements (continued)

(c) Pension plans (cont.)

The Group’s defined benefit plans investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and international investment managers who specialise in cash, fixed interest, shares and property. The Group constantly reviews its investments and adjusts the investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market efficiencies.

Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the funds financial viability by ensuring plan assets exceed benefit obligations. Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for respective pension plan assets.

A$ million	2004	2003	2002
Reconciliation of funded status
Funded status – underfunded	(30.0)	(43.9)	(32.7)
Unrecognized net actuarial loss	0.6	14.5	12.4
Unamortized prior service cost	0.2	0.3	—

Net amount recognized at year end	(29.2)	(29.1)	(20.3)

Amounts recorded to the statement of financial position
Prepaid pension cost	2.5	3.1	3.4
Accrued pension cost	(37.1)	(40.9)	(29.3)
Intangible asset	0.1	0.1	0.3
Accumulated other comprehensive income (before tax)	5.3	8.6	5.3

Net amount recognized at year end	(29.2)	(29.1)	(20.3)

Accumulated benefit obligation at year end	359.7	359.5	62.0

Of the funded status of the Group’s pension plans at June 30, 2004, approximately A$34.0 million relates to deficits in pension plans associated with the Group’s discontinued operations. The funded status of the Group’s pension plans associated with the Group’s continuing operations at June 30, 2004 was approximately A$4.0 million overfunded.

A$ million	2004	2003	2002
Amounts related to plans with projected benefit obligations in excess of plan assets are set forth below:
Projected accumulated benefit obligation	70.1	102.9	61.0
Plan assets	36.1	58.2	25.9
Amounts related to plans with accumulated benefit obligations in excess of plan assets are set forth below (these amounts are a subset of the projected benefit obligations in excess of plan assets detailed above):

Accumulated benefit obligation	45.7	90.2	45.7
Plan assets	17.7	53.2	20.9
The weighted average assumptions used to calculate the net periodic pension costs are set forth below:
Discount rate	4.44%	5.81%	6.88%
Long term rate of return on plan assets	6.12%	5.95%	8.29%
Rate of compensation increase	5.35%	4.07%	4.03%
The weighted average assumption used to calculate the year end benefit obligations set forth below:
Discount rate	4.44%	5.81%	6.88%
Rate of compensation increase	5.35%	4.07%	4.03%

Notes to the financial statements (continued)

(c) Pension plans (cont.)

Expected Cash Flows

The Group expects to contribute approximately A$29.2 million to the defined benefit pension plans in fiscal 2005. These contributions will be paid in cash and have been determined by the plans’ actuaries in order to maintain required minimum funding levels.

Of the contributions expected to be made in fiscal 2005, approximately A$6.4 million relate to discontinued operations. Continuing operations are expected to contribute approximately A$22.8 million to pension plans in fiscal 2005.

The following benefit payments, which reflect expected future service, are anticipated to be paid.

	Year ended June 30,
A$ million	2005	2006	2007	2008	2009	Thereafter
Expected benefit payments	67.4	66.0	65.9	67.1	66.8	345.1

(d) Income taxes

Income tax expense/(benefit)

Income tax expense/(benefit), as recorded under Australian and U.S. GAAP, by location of the taxing jurisdiction for the years ended June 30, 2004, 2003 and 2002 consisted of the following:

A$ million	2004	2003	2002
Profit/(loss) before tax
Domestic	15.7	69.8	(1.6)
Foreign	141.6	113.1	122.5

	157.3	182.9	120.9

Income tax expense/(benefit)
Current:
Domestic	5.4	2.8	1.7
Foreign	30.1	9.2	13.3

	35.5	12.0	15.0

Deferred tax expense/(benefit)
Domestic	—	—	—
Foreign	5.3	(3.4)	(43.6)

	5.3	(3.4)	(43.6)

Australian GAAP income tax expense / (benefit)	40.8	8.6	(28.6)

U.S. GAAP adjustments to deferred tax expense/(benefit)
Domestic	(13.6)	—	—
Foreign	(90.3)	4.7	39.9

	(103.9)	4.7	39.9

U.S. GAAP income tax expense / (benefit)	(63.1)	13.3	11.3

Total income taxes under U.S. GAAP for the three years ended June 30, 2004 were allocated as follows:
Income tax benefit on continuing operations	(88.3)	(1.2)	(8.5)
Income tax expense on discontinued operations	25.2	14.5	19.8
Income tax expense / (benefit) reported in other comprehensive income	(4.1)	14.0	(25.9)

Total income tax expense/(benefit) under U.S. GAAP	(67.2)	27.3	(14.6)

Under Australian GAAP, the recognition criterion for future income tax benefits related to tax losses carried forward is “virtually certain” as compared to a “more likely than not” recognition threshold for U.S. GAAP. The definition of “more likely than not” is a level of likelihood that is more than 50 percent, which is considered a lesser recognition threshold than the “virtually certain” criterion. Accordingly, a portion of tax losses carried forward have been recognized for U.S. GAAP purposes in all three years, which have not been recognized for Australian GAAP.

Notes to the financial statements (continued)

Certain tax losses carried forward, which were recognized for U.S. GAAP purposes in prior years, were recognized for Australian GAAP purposes in Fiscal 2002. During the year ended June 30, 2003, the Group recognized an additional A$9.0 million of tax losses carried forward as it was determined that these losses met the criteria for recognition under Australian and U.S. GAAP. During the year ended June 30, 2004, no additional tax losses were recognized under Australian GAAP, as the benefits of carry forward tax losses was not considered virtually certain. Under U.S. GAAP, additional tax losses of A$105.2 million were recognized during the year ended June 30, 2004, as the benefits of these losses were considered more likely than not to be realised in future periods. The recognition of this benefit is a consequence of the announcement on July 22, 2004 that an agreement had been signed for the sale of Tones and the Yeast and Bakery Ingredients Group. At June 30, 2004, it was considered more likely than not and virtually certain that the sale of Tones would complete, and consequently, the tax losses which will be utilized upon completion of the sale met the criteria for recognition under Australian GAAP and U.S. GAAP. At June 30, 2004, it was considered more likely than not that the sale of the Yeast and Bakery Ingredients Group would complete, however, it was not considered virtually certain. Hence, the tax losses which will be utilized upon completion of the sale met the criteria for recognition under U.S. GAAP but not Australian GAAP.

Deferred income taxes

Deferred income taxes are accounted for under the income statement liability method for Australian GAAP purposes. The asset and liability method is followed under U.S. GAAP, whereby the book value of assets and liabilities is compared to their related tax values in calculating deferred tax assets and liabilities. The GAAP differences, as they relate to the Group, involve the recognition criteria for deferred tax assets associated with tax losses, and the recognition of deferred taxes on acquisition.

For U.S. GAAP purposes, the Group had gross deferred tax assets of A$452.7 million at June 30, 2004 and A$416.2 million at June 30, 2003, a valuation allowance of A$214.2 million at June 30, 2004 and A$290.8 million at June 30, 2003 and net deferred tax assets of A$238.5 million at June 30, 2004 and A$125.4 million at June 30, 2003 and deferred tax liabilities of A$166.6 million at June 30, 2004 and A$146.8 million at June 30, 2003. The net change in the valuation allowance for the Group was a decrease of A$76.6 million for the year ended June 30, 2004 and a decrease of A$72.9 million for the year ended June 30, 2003.

In assessing the realizability of deferred tax assets for U.S. GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of June 30, 2004, the projected future taxable income for fiscal year 2005 results in the utilization of approximately A$252.0 million of tax losses carried forward. Further utilization of tax losses carried forward have not been considered at June 30, 2004 due to the inherent uncertainty of longer term profit estimates following the sale of Tones and the Yeast & Bakery Ingredients Group. The Group has revenue losses carried forward for income tax purposes of A$641.1 million which are available to offset future taxable income, if any. The amount of carry forward tax losses is estimated based on the information presently available, and may change based upon the actual tax returns as filed or changes in the applicable tax codes. Any change in the above estimated amount of carry forward tax losses will result in an offsetting change to the valuation allowance on deferred tax assets. The location by tax jurisdiction and expiry date of these tax losses, the benefits of which have not been recognized, is set out below:

Tax jurisdiction	A$ million	Expiry Date
Revenue losses
Australia	69.7	No expiry
Germany	461.8	No expiry
United States	109.6	2012 - 2019

	641.1
Capital losses
Australia	272.1	No expiry

Under Australian GAAP, deferred tax liabilities are not recorded on the fair value of intangible assets and property, plant and equipment acquired through a business combination. Under U.S. GAAP, deferred tax assets and liabilities are recognized on acquisition, based on the difference between the fair value and tax value of assets acquired and liabilities assumed. The recognition of deferred tax assets and liabilities on acquisition is adjusted against the carrying value of goodwill recognized on acquisition.

During the year ended June 30, 2003, the Group recorded additional deferred tax liabilities of approximately A$76.0 million arising from the tax effect of the differences between the fair value and tax value of identifiable intangible assets recognized on acquisition of Goodman Fielder Limited and the Fleischmann’s yeast and industrial bakery ingredients business in Latin America. This additional deferred tax liability resulted in additional goodwill recognized on acquisition under U.S. GAAP. Due to foreign exchange fluctuations, the value of the additional deferred tax liabilities at June 30, 2004 is A$84.8 million.

As of June 30, 2004, the Group had cumulative undistributed losses in subsidiaries. No tax benefit was recorded in respect of these undistributed losses. As of June 30, 2003, the tax effect of cumulative undistributed earnings of subsidiaries was approximately A$7.2 million. No provision for income taxes or withholding taxes was made since the Group considers the net undistributed earnings to be permanently invested in the subsidiaries. As of June 30, 2002, the Group had cumulative undistributed losses in subsidiaries. No tax benefit was recorded in respect of these undistributed losses.

Notes to the financial statements (continued)

(e) Derivative financial instruments

The Group utilizes derivative instruments, principally swaps, forward contracts and options to enhance its ability to manage risks, including interest rates, foreign currency fluctuations and, commodity price changes, which exist as part of its ongoing business operations. These contracts hedge transactions and balances for periods consistent with the related exposures.

Interest rate swap agreements are used to manage interest rate exposure and to achieve a desired proportion of variable and fixed rate debt.

The Group uses foreign exchange contracts, including forward currency contracts and cross-currency swap contracts, to hedge existing foreign exchange exposures. Foreign currency contracts require the Group, at a future date, to either buy or sell foreign currency in exchange for U.S. dollars and other currencies.

The Group uses commodity futures contracts to fix the price on a portion of its raw material purchase requirements, including wheat and soybean oil.

The Group does not use derivative instruments for trading purposes.

Under Australian GAAP, interest payments and receipts under interest rate swap contracts are recognized on an accrual basis in the statement of financial performance as an adjustment to interest expense during the period. The net gains or losses on foreign exchange contracts are recognized in the statement of financial performance as an adjustment to cost of goods sold during the period. Net gains or losses on commodity price contracts are deferred and recognized in the statement of financial performance as an adjustment to cost of goods sold when the underlying hedged transaction occurs.

Prior to July 1, 2000, the Group accounted for interest rate swaps as hedge transactions under the accrual method for U.S. GAAP, in a manner consistent with the accounting under Australian GAAP.

As of July 1, 2000, under U.S. GAAP, all derivative instruments are recorded on the statement of financial position at their fair value. If hedge accounting is appropriate based upon the specific criteria of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (Statement No. 133), as amended, the impact of recording the derivative instrument is offset to the extent the hedging relationship is effective. If designated as a fair value hedge, changes in the derivative’s fair value are recorded to the statement of financial performance and the hedged item is marked to market for changes in fair value associated with the hedged risk.

If designated as a cash flow hedge, the effective portion of the hedge is recorded to Other Comprehensive Income (OCI), and released from OCI into earnings as the hedge item affects earnings (e.g. accrual of interest expense). All ineffectiveness in the hedging relationship as well as derivative instruments not qualifying for hedge accounting are reflected in the statement of financial performance immediately for U.S. GAAP purposes.

The Group’s existing derivative instruments did not meet the U.S. GAAP hedge accounting criteria after the adoption (July 1, 2000) of Statement No.133, as amended. As a result of adopting Statement No. 133, as amended, and in accordance with the transition provisions, the Group recorded a cumulative after tax adjustment to accumulated other comprehensive income of A$12.8 million relating to interest rate swaps in the year ended June 30, 2001.

For the year ended June 30, 2004, a gain on changes in fair value of derivatives of A$16.8 million, net of tax, was recorded in the statement of financial performance, and A$1.9 million, net of tax, of the transitional deferred gain was reclassified from accumulated other comprehensive income to income in the statement of financial performance. The Group also recorded an A$0.2 million expense in other comprehensive income representing the effective portion of hedge contracts designated as cash flow hedges. The amount of accumulated other comprehensive income expected to be reclassified to income over the next twelve months to June 30, 2005 is approximately A$1.2 million. For the year ended June 30, 2002, a loss on changes in fair value of derivatives of A$12.9 million, net of tax, was recorded in the statement of financial performance, and A$3.4 million, net of tax, of the transitional deferred gain was reclassified from accumulated other comprehensive income to income in the statement of financial performance. For the year ended June 30, 2003, a loss on changes in fair value of derivatives of A$10.8 million, net of tax, was recorded in the statement of financial performance, and A$1.8 million, net of tax, of the transitional deferred gain was reclassified from accumulated other comprehensive income to income in the statement of financial performance.

(f) Reversal of asset impairments

For Australian GAAP purposes, the Group has recorded recoveries of certain written down values for non current assets previously impaired. The recovery of amounts previously impaired for U.S. GAAP purposes is not permitted, and accordingly, the amount has been reversed.

Notes to the financial statements (continued)

(g) Minority interest (outside equity interests)

Minority interests are generally included as part of total shareholders’ equity under Australian GAAP. Minority interests are excluded from total shareholders’ equity under U.S. GAAP.

(h) Accounting for share options issued to employees

Under Australian GAAP, options issued to employees have been accounted for utilizing the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for options issued with an exercise price below market price on the date of issuance. The Group has not issued options with an exercise price below market price and, accordingly, no expense has been recognized for share options issued to employees.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement No. 123) requires shares and options issued to employees to be recognized either using the fair value method or the intrinsic value method, as prescribed by Accounting Principles Board Opinion No.25 (APB Opinion No. 25) and its related interpretations.

In accordance with APB Opinion No. 25, the Group does not recognize an expense for options granted to employees with an exercise price greater than or equal to the market price of the underlying share at the date of grant under U.S. GAAP. Statement No. 123 requires a company to determine the fair market value of all awards of stock based compensation at the grant date and to disclose pro-forma net profit and earnings per share as if the resulting stock based compensation amounts were recorded in the statements of financial performance. There were no options granted to employees in the years ended June 30, 2004, 2003 and 2002 nor is there any pro-forma impact in the years ended June 30, 2004, 2003 and 2002 for options issued to employees in prior years.

Stock option transactions with employees during the years ended June 30, 2004, 2003 and 2002 were as follows:

				Weighted Average
	Number of Options				Exercise Price (A$)
	2004	2003	2002	2004	2003	2002
Options outstanding at beginning of year	—	69,950	756,170	—	1.02	1.97
Forfeited/expired	—	(69,950)	(686,220)	—	1.02	2.07

Options outstanding at end of year	—	—	69,950	—	—	1.02

(i) Revaluations of equity method investments

The Group has investments in certain associates accounted for under the equity method that prepare their accounts in accordance with Australian generally accepted accounting principles. Adjustments have been recorded relating to the Group’s share of U.S. GAAP differences originating at equity investees. These adjustments are primarily for property, plant and equipment revaluations and intangible asset revaluations described more fully at 33(a) and 33(b), respectively.

(j) Hyperinflation adjustment

Under U.S. GAAP, the financial statements of a foreign entity in a highly inflationary economy (e.g., Turkey) are remeasured as if the functional currency were the reporting currency. Prior to July 1, 2002, the adjustment to equity represents the historical adjustment to property, plant and equipment recorded under U.S. GAAP. From July 1, 2002, Australian GAAP has adopted hyper-inflationary accounting consistent with U.S. GAAP.

(k) Statements of cash flows

Under Australian GAAP, cash and cash equivalents is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under U.S. GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts, the changes in which would be presented as a financing activity in the consolidated statements of cash flows (refer to Statement of Cash Flows).

For U.S. GAAP purposes, restricted cash deposits (A$52.8 million at June 30, 2004, nil at June 30, 2003 and A$15.3 million at June 30, 2002) are disclosed separately from cash and cash equivalents in the statement of financial position. In addition, restricted cash deposits are not included in total cash and cash equivalents in the statement of cash flows.

Notes to the financial statements (continued)

(l) Amortization of discount on 7.5% Notes

When debt with detachable options is issued, U.S. GAAP requires the relative fair value of the options to be measured and allocated to share capital. As a result of allocating a portion of the proceeds equal to the fair value of the 2003 Options to share capital, a discount on the 7.5% Notes was recognized. The discount resulting from such allocation is recognized as interest expense over the life of the 7.5% Notes. The original face amount of the 7.5% Notes was A$300.0 million and the discount recognized on the date of issuance resulting from the detachable options was A$12.5 million. The effective interest rate of the 7.5% Notes was approximately 8.4% and the carrying amount at June 30, 2001 under U.S. GAAP was A$260.4 million. The 7.5% Notes were redeemed during the year ended June 30, 2002 and the unamortized discount balance of A$5.5 million was included in the A$90.3 million loss on extinguishment of debt (refer (m) below for further details). Australian GAAP is less prescriptive in determining the fair value for debt with detachable options than U.S. GAAP. Under Australian GAAP, all of the proceeds were allocated to the debt and, as a result, no discount was recognized.

(m) Loss on extinguishment of debt

The 7.5% Notes were redeemed in August 2001. The holders of the 7.5% Notes who participated in the Notes Buy Back Offer received consideration consisting of cash and CP Shares. Under Australian GAAP, the total consideration paid to extinguish the Notes was based on the cash paid and the issue price of the CP Shares of A$0.30 per share. The combination of the cash and the issue price of the CP Shares was equivalent to the carrying amount of the 7.5% Notes redeemed as part of the Notes Buy Back Offer and, as a result, no gain or loss was recognized upon extinguishment under Australian GAAP.

Under U.S. GAAP, the consideration paid to extinguish the 7.5% Notes was based on the cash paid and the fair value of the CP Shares issued (as determined by quoted market prices). As a result, a loss was recorded on the extinguishment of the 7.5% Notes under U.S. GAAP. Of the A$90.3 million loss recorded on the debt extinguishment, A$5.5 million is attributable to the lower carrying amount of the 7.5% Notes with detachable options (2003 Options) issued in August 1998.

In April 2002 the FASB issued Statement of Financial Accounting Standards No.145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections.” As a result of the rescission of Statement No.4, the loss on extinguishment of debt, which was previously presented as an extraordinary item, has been reclassified as an ordinary loss upon the adoption of Statement No.145, which became effective for the Group in the fiscal year that began July 1, 2002.

(n) Amortization of deferred expenditure

Certain expenditures, consisting of start up costs, have been capitalized for Australian GAAP purposes and are being amortized over their estimated useful lives. Under U.S. GAAP, such costs are not capitalized but are expensed as incurred.

(o) Equity method investment

Under Australian GAAP, investments in associates are carried at the lower of equity accounted carrying value and recoverable amount. The determination of recoverable amount requires an assessment of the estimated proceeds on the ultimate disposal of an asset. A write down of an associate to recoverable amount was recorded for Australian GAAP due to a continued decline in both operating results and share price at June 1997. The Group has maintained this investment at the June 1997 written down value through the year ended June 30, 2001, which continued to represent the investment’s estimated recoverable amount (which is less than the equity accounted carrying value). The 2002 Australian GAAP result includes a further write down in the recoverable amount of this investment.

U.S. GAAP requires a write down of equity investments in the event of an “other than temporary decline” in value. An “other than temporary decline” might include, but is not limited to, an inability to recover the carrying amount of the investment or an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. At the time of the original write down for Australian GAAP in the year ended June 30, 1997, a similar write down was recorded for U.S. GAAP. As a result of a continued low stock price, the Group recorded an additional impairment of this equity method investment for U.S. GAAP purposes in the year ended June 30, 2002 to reflect an other than temporary decline in its value. Subsequent to the write downs in 1997 and 2002, equity in earnings have been recorded for U.S. GAAP purposes through June 30, 2004.

Notes to the financial statements (continued)

(p)	Sale of discontinued operations and other properties

As described above in note 33(a) and note 33(b), certain assets, including land and buildings and intangibles assets, have been revalued under Australian GAAP. The revaluations have been reversed for U.S. GAAP, and the corresponding U.S. GAAP amortization expense through the fiscal year ended June 30, 2002, or depreciation expense on these assets has been recorded based on historical cost. Consequently, certain intangible assets and land and buildings have a net book value that differs between Australian GAAP and U.S. GAAP. When these assets are sold, the resulting gain or loss differs between Australian GAAP and U.S. GAAP.

During the year ended June 30, 2003, the Group sold its terminals and industrial vinegar businesses and its South Yarra property, resulting in additional gains of A$3.3 million, A$12.4 million and A$1.8 million, respectively, under U.S. GAAP due to the differences in net book values. During the year ended June 30, 2004, the Group sold its New Zealand yeast property, resulting in an additional gain of A$4.7 million under U.S. GAAP due to the differences in net book value.

(q)	Foreign currency translation

Australian GAAP permits unrealized foreign exchange gains and losses on foreign currency borrowings to be recorded within the foreign currency translation reserve (equity) if:

1.	the balance represents part of a net investment in a self sustaining foreign operation; or

2.	to the extent the balance represents a hedge of monetary amount forming part of a net investment in a self sustaining foreign operation.

Prior to fiscal 2003, for Australian GAAP purposes the Group’s total foreign currency borrowings were considered to be part of the net monetary investment in self sustaining foreign operations and net gains resulting from the excess of U.S. dollar borrowings over U.S. dollar net investments were recorded in the foreign currency translation reserve. As a result of changes in the Group’s borrowings during the years ended June 30, 2004 and 2003, the Group recorded an unrealized foreign exchange gain of A$56.5 million and A$139.1 million, respectively, resulting from the excess of U.S. dollar borrowings over U.S. dollar net investments under Australian GAAP.

Under U.S. GAAP, gains and losses on foreign currency transactions that are designated as, and are effective as, economic hedges of a net investment in a foreign entity are recorded in the same manner as translation adjustments (i.e. as currency translation adjustments within accumulated other comprehensive income, a component of shareholders’ equity). An excess economic hedge position (e.g., the excess of U.S. dollar borrowings over U.S. dollar net investments) results in a transaction gain or loss, which is recorded in the statement of financial performance. A transaction gain was recorded for U.S. GAAP purposes resulting from the Group’s excess economic hedge position over its net investment in foreign operations at June 30, 2002. No additional foreign exchange adjustment was necessary for U.S. GAAP purposes for the years ended June 30, 2004 and 2003.

(r)	Sale of non current assets

Under Australian GAAP, proceeds from the sale of non current assets are recorded as other revenues from ordinary activities and the cost basis of the assets sold is included in expenses. Under U.S. GAAP, the difference between the sales proceeds and the cost basis of the assets sold is presented as a net gain or loss and included in the determination of operating income.

(s)	Cumulative effect of change in accounting policy

Upon initial adoption of revised Australian Accounting Standard AASB 1028 “Employee Benefits”, an adjustment of A$0.3 million was recorded against opening retained earnings as of July 1, 2002. Under U.S. GAAP, this cumulative effect of a change in accounting policy has been recorded in net profit.

Notes to the financial statements (continued)

(t)	Provisions for restructuring costs

Following the acquisitions of Goodman Fielder and Fleischmann’s Latin America, the Group established certain provisions for redundancy and restructuring costs related to its commitment to the rationalization of these businesses. Under Australian GAAP, these provisions do not meet the criteria for recognition of a pre-acquisition liability, as the plans were not announced and committed to as of the date of acquisition. Consequently, these costs were expensed in the year ended June 30, 2003.

Under U.S. GAAP, Emerging Issues Task Force (“EITF”) 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”, addresses issues concerning the timing of recognition of liabilities with respect to certain employee termination benefits and other costs to exit an activity arising from a purchase business combination. Based on the criteria detailed in this standard, the restructuring costs that were expensed by the Group under Australian GAAP have been recorded as a liability assumed as of the acquisition date with a corresponding increase in goodwill under U.S. GAAP. Additional goodwill of A$47.2 million was recognized under U.S. GAAP in the year ended June 30, 2003.

During the year ended June 30, 2004, certain provisions for restructuring costs were re-assessed, resulting in a decrease of A$5.7 million in liabilities assumed as of the acquisition date, with a corresponding decrease in goodwill under U.S. GAAP.

(u)	Self-insurance provisions

Provisions for self-insurance workers’ compensation liabilities are determined using actuarial valuations provided by independent valuers. Refer to note 1(s) and note 15(b) for additional information.

Under Australian GAAP, these provisions are recorded based on the discounted present value of the actuarially determined claims liabilities, plus a prudential margin determined by management in accordance with regulatory guidelines.

Under U.S. GAAP, provisions for self-insurance claims have been recorded on an undiscounted basis and without the use of a prudential margin.

During the year ended June 30, 2004, an adjustment of approximately A$2.5 million was recognized to reduce the value of the self-insurance provisions under U.S. GAAP. This adjustment was the net difference between the reversal of the prudential margin of A$13.3 million, and the effect of the reversal of discounting of the liabilities of A$10.8 million. No adjustment was necessary in the year ended June 30, 2003 as the impact of reversing the discounting of A$9.0 million was offset by the removal of the prudential margin of A$9.0 million. The Group did not have self-insurance provisons in fiscal 2002.

(v)	Surplus lease space provisions

Under Australian GAAP, provisions for surplus lease space are determined after allowing for known sub-lease income streams. Where no sub-lease income stream exists, the provision is determined with reference to the present value of the future surplus lease commitments.

Under U.S. GAAP, provisions for surplus lease space are recorded after allowing for an assumed sub-lease income stream.

During the fiscal year ended June 30, 2004, an adjustment of approximately A$1.6 million was recognized to reduce the value of surplus lease space provisions recorded under U.S. GAAP to reflect an assumed sub-lease income stream. Under Australian GAAP, this provision was recorded as an adjustment to goodwill arising on acquisition. The U.S. GAAP adjustment to the provision has also been recorded as an adjustment to goodwill arising on acquisition.

Notes to the financial statements (continued)

(w)	Employee bargaining agreements

As of June 30, 2004, approximately 7,100 of our employees belong to unions or are covered by collective bargaining agreements. We believe the relationship between our management and the unions is generally good. As a result of the sale of Tones and the Yeast group subsequent to June 30, 2004, the Group has significantly reduced its total number of employees. As a result of the sale of Tones and the Yeast group subsequent to June 30, 2004, the Group has significantly reduced its total number of employees. On a proforma basis, we had approximately 8,700 employees at June 30, 2004 of which approximately 4,330 belong to unions or are covered by collective bargaining agreements. Of these employees, approximately 90% are subject to collective bargaining agreements which expire within the next year.

(x)	Authorised shares

Under Australian GAAP, there is no concept for authorised shares. For U.S. GAAP purposes, authorised shares is equivalent to issued shares. Refer to note 16 for further details.

Recently Issued U.S. Accounting Pronouncements

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised) “Employer Disclosures about Pensions and other Post Retirement Benefits”. This standard requires that companies provide additional detail concerning their plan assets, benefit obligations, cashflows, benefit costs and other similar relevant information. This statement was made effective December 15, 2003 and the disclosures in note 33(c) include the additional requirements.

Guarantor & Non Guarantor Condensed Financial Information

The following condensed consolidating financial information presents:

(1)	Condensed consolidating statements of financial position as of June 30, 2004, 2003 and 2002 and the related statements of financial performance and cash flows for each of the years in the three year period ended June 30, 2004, of:

(a)	Burns Philp, the parent;

(b)	Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., the issuers;

(c)	the other guarantor subsidiaries;

(d)	the non guarantor subsidiaries; and

(e)	the Group on a consolidated basis, and

(2)	Adjustments and elimination entries necessary to consolidate Burns Philp, the parent, with the issuers and guarantor and non guarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Notes to the financial statements (continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the year end June 30, 2004
Revenue from sale of goods	—	—	2,836.6	518.3	—	3,354.9
Other revenue from ordinary activities
- Individually significant items	—	—	85.0	—	—	85.0
- Other	179.9	0.1	36.2	—	(179.7)	36.5
Net foreign currency gains/(losses)	2.3	27.1	—	(7.3)	34.4	56.5

Total revenue	182.2	27.2	2,957.8	511.0	(145.3)	3,532.9

Costs and expenses:
Cost of sales	—	—	1,740.1	336.8	—	2,076.9
Selling, marketing and distribution	—	—	581.6	67.3	—	648.9
General and administrative
- Individually significant	—	—	57.4	—	—	57.4
- Other	22.4	—	240.4	63.7	(3.3)	323.2

Total costs and expenses	22.4	—	2,619.5	467.8	(3.3)	3,106.4

Income from operations	159.8	27.2	338.3	43.2	(142.0)	426.5
Interest expense	(5.9)	(110.1)	(260.9)	(8.7)	98.7	(286.9)
Interest income	20.4	68.4	14.4	0.6	(98.7)	5.1
Share of net profit of associates accounted for using the equity method	—	—	10.9	1.7	—	12.6
Minority interests	—	—	—	(5.6)	—	(5.6)

Profit/(loss) before income taxes	174.3	(14.5)	102.7	31.2	(142.0)	151.7

Income tax benefit/(expense)	—	—	(24.3)	(13.7)	(2.8)	(40.8)
Equity in earnings of subsidiaries	(63.4)	—	17.5	9.2	36.7	—

Australian GAAP net profit/(loss)	110.9	(14.5)	95.9	26.7	(108.1)	110.9

U.S. GAAP adjustments
Property, plant and equipment revaluations	0.5	—	0.5	0.5	(1.0)	0.5
Amortization of goodwill	72.0	—	72.0	5.2	(77.2)	72.0
Amortization of intangible assets	23.6	—	23.6	1.4	(25.0)	23.6
Pension plans	(0.7)	—	(0.7)	—	0.7	(0.7)
Deferred taxes	105.2	—	105.2	—	(105.2)	105.2
Derivative financial instruments	18.7	—	18.7	—	(18.7)	18.7
Amortization of deferred expenditure	0.1	—	0.1	0.1	(0.2)	0.1
Equity method investment	(3.4)	—	(3.4)	—	3.4	(3.4)
Gain on disposal of discontinued operations and other properties	4.7	—	4.7	—	(4.7)	4.7
Provision for restructuring costs	(5.7)	—	(5.7)	—	5.7	(5.7)
Self-insurance provisions	2.5	—	2.5	—	(2.5)	2.5
Tax effect of U.S. GAAP adjustments	(1.3)	—	(1.3)	—	1.3	(1.3)

U.S. GAAP net profit/(loss)	327.1	(14.5)	312.1	33.9	(331.5)	327.1

Notes to the financial statements (continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2004
Total current assets	47.9	0.9	603.4	171.6	—	823.8
Net property, plant and equipment	0.1	—	812.9	213.5	—	1,026.5
Goodwill and other intangibles	—	—	2,130.2	119.8	—	2,250.0
Investments	347.5	—	618.7	66.7	(970.3)	62.6
Intra-group receivables	588.1	1,152.7	104.2	597.6	(2,442.6)	—
Total other assets	—	52.9	176.8	8.2	—	237.9

Total assets	983.6	1,206.5	4,446.2	1,177.4	(3,412.9)	4,400.8

Total current liabilities	11.5	44.7	232.8	446.4	—	735.4
Long term debt	—	1,017.1	1,621.4	3.4	—	2,641.9
Other long term liabilities	5.4	—	117.7	10.6	—	133.7
Intra-group payables	104.2	—	2,301.6	36.8	(2,442.6)	—

Total liabilities	121.1	1,061.8	4,273.5	497.2	(2,442.6)	3,511.0

Australian GAAP shareholders’ equity/(deficit)	862.5	144.7	172.7	680.2	(970.3)	889.8

U.S. GAAP adjustments
Outside equity interests	—	—	—	(27.3)	—	(27.3)
Property, plant and equipment revaluations	(12.0)	—	(12.0)	(1.5)	13.5	(12.0)
Goodwill	253.9	—	253.9	18.6	(272.5)	253.9
Other Intangible assets	(140.5)	—	(140.5)	(21.6)	162.1	(140.5)
Pension plans	(5.3)	—	(5.3)	—	5.3	(5.3)
Deferred tax assets	113.3	—	113.3	—	(113.3)	113.3
Deferred taxes liabilities	(84.8)	—	(84.8)	—	84.8	(84.8)
Derivative financial instruments	(9.1)	—	(9.1)	—	9.1	(9.1)
Reversal of asset impairments	(1.6)	—	(1.6)	(1.6)	3.2	(1.6)
Revaluations of equity method investments	(11.1)	—	(11.1)	(0.3)	11.4	(11.1)
Deferred expenditure	(0.4)	—	(0.4)	(0.4)	0.8	(0.4)
Equity method investment	(3.7)	—	(3.7)	—	3.7	(3.7)
Self-insurance provisions	2.5	—	2.5	—	(2.5)	2.5
Surplus lease space provisions	1.6	—	1.6	—	(1.6)	1.6

U.S. GAAP shareholders’ equity/(deficit)	965.3	144.7	275.5	646.1	(1,066.3)	965.3

			Other	Non	Adjustment
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Elimination	Consolidated
Condensed consolidating statement of cash flows for the year ended June 30, 2004
Net operating cash flows	(7.8)	2.8	95.5	84.6	—	175.1
Net investing cash flows	(50.1)	—	77.5	(99.0)	57.1	(14.5)
Net financing cash flows	89.3	(3.0)	(190.0)	(4.8)	(57.1)	(165.6)

Net increase in cash held	31.4	(0.2)	(17.0)	(19.2)	—	(5.0)
Cash at beginning of period	0.7	0.3	110.9	66.1	—	178.0
Exchange rate adjustments	—	—	(2.5)	(0.4)	—	(2.9)

Australian GAAP cash at end of period	32.1	0.1	91.4	46.5	—	170.1

U.S. GAAP adjustments
Restricted deposits	(31.9)	—	(20.9)	—	—	(52.8)
Bank overdrafts	—	—	6.0	2.4	—	8.4

U.S. GAAP cash at end of period	0.2	0.1	76.5	48.9	—	125.7

Notes to the financial statements (continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the year end June 30, 2003
Revenue from sale of goods	—	—	891.4	988.8	—	1,880.2
Revenue from rendering services	—	—	—	7.0	—	7.0
Proceeds from disposal of non current
- Individually significant items	—	—	169.6	—	—	169.6
- Other	—	—	17.8	5.7	—	23.5
Net foreign currency gains/(losses)	—	158.2	(72.6)	44.4	9.1	139.1
Other revenues from ordinary activities	6.6	—	2.8	1.0	(6.4)	4.0

Total revenue	6.6	158.2	1,009.0	1,046.9	2.7	2,223.4

Costs and expenses:
Cost of sales	—	—	(478.7)	(640.8)	—	(1,119.5)
Cost of services	—	—	—	(5.4)	—	(5.4)
Selling, marketing and distribution	—	—	(191.5)	(186.9)	—	(378.4)
General and administrative
- Individually significant	—	—	(157.7)	(38.8)	0.5	(196.0)
- Other	(13.0)	—	(93.3)	(93.7)	4.5	(195.5)

Total costs and expenses	(13.0)	—	(921.2)	(965.6)	5.0	(1,894.8)

Income from operations	(6.4)	158.2	87.8	81.3	7.7	328.6
Interest expense	(0.5)	(80.3)	(180.6)	(21.6)	108.2	(174.8)
Interest income	22.0	76.9	23.2	4.1	(108.2)	18.0
Share of net profit of associates accounted for using the equity method			9.4	1.7		11.1
Minority interests	—	—	—	(5.0)	0.7	(4.3)

Profit/(loss) before income taxes	15.1	154.8	(60.2)	60.5	8.4	178.6

Income tax benefit/(expense)	6.2	—	—	(14.1)	(0.7)	(8.6)
Equity in earnings of subsidiaries	148.7	—	46.4	6.5	(201.6)	—

Australian GAAP net profit/(loss)	170.0	154.8	(13.8)	52.9	(193.9)	170.0

U.S. GAAP adjustments
Property, plant and equipment revaluations	0.8	—	0.8	0.3	(1.1)	0.8
Amortization of goodwill	21.8	—	21.8	21.0	(42.8)	21.8
Amortization of intangible assets	13.3	—	13.3	6.7	(20.0)	13.3
Pension plans	(0.2)	—	(0.2)	—	0.2	(0.2)
Derivative financial instruments	(9.0)	—	(9.0)	—	9.0	(9.0)
Amortization of deferred expenditure	0.2	—	0.2	0.2	(0.4)	0.2
Equity method investment	(4.2)	—	(4.2)	—	4.2	(4.2)
Gain on disposal of discontinued operations and other properties	17.5	—	17.5	—	(17.5)	17.5
Cumulative effect of change in accounting policy	(0.3)	—	(0.3)	—	0.3	(0.3)
Provision for restructuring costs	52.0	—	52.0	52.0	(104.0)	52.0
Tax effect of U.S. GAAP adjustments	(4.7)	—	(4.7)	(4.7)	9.4	(4.7)

U.S. GAAP net profit/(loss)	257.2	154.8	73.4	128.4	(356.6)	257.2

Notes to the financial statements (continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2003
Total current assets	7.5	0.3	291.4	671.8	(37.5)	933.5
Net property, plant and equipment	0.1	—	299.3	815.5	—	1,114.9
Goodwill and other intangibles	—	—	245.4	2,019.9	—	2,265.3
Investments	369.5	—	2,591.0	77.0	(2,979.2)	58.3
Intra-group receivables	424.4	1,204.5	627.3	421.3	(2,677.5)	—
Total other assets	—	42.6	154.8	34.7	—	232.1

Total assets	801.5	1,247.4	4,209.2	4,040.2	(5,694.2)	4,604.1

Total current liabilities	6.2	43.4	314.0	576.9	(37.5)	903.0
Long term debt	—	1,049.3	1,757.8	6.7	—	2,813.8
Other long term liabilities	0.5	—	35.8	92.7	—	129.0
Intra-group payables	62.0	—	2,010.7	604.8	(2,677.5)	—

Total liabilities	68.7	1,092.7	4,118.3	1,281.1	(2,715.0)	3,845.8

Australian GAAP shareholders’ equity/(deficit)	732.8	154.7	90.9	2,759.1	(2,979.2)	758.3

U.S. GAAP adjustments
Outside equity interests	—	—	—	(25.5)	—	(25.5)
Property, plant and equipment revaluations	(14.4)	—	(14.4)	(0.4)	15.3	(14.4)
Goodwill	186.8	—	186.8	135.8	(322.6)	186.8
Other intangible assets	(168.8)	—	(168.8)	(23.1)	191.9	(168.8)
Pension plans	(8.6)	—	(8.6)	—	8.6	(8.6)
Deferred tax assets	5.5	—	5.5	—	(5.5)	5.5
Deferred taxes liabilities	(82.7)	—	(82.7)	(76.0)	158.7	(82.7)
Derivative financial instruments	(26.5)	—	(26.5)	—	26.5	(26.5)
Reversal of asset impairments	(2.4)	—	(2.4)	(2.3)	4.7	(2.4)
Revaluations of equity method investments	(11.3)	—	(11.3)	(0.3)	11.6	(11.3)
Deferred expenditure	(0.5)	—	(0.5)	(0.5)	1.0	(0.5)
Equity method investment	(0.3)	—	(0.3)	—	0.3	(0.3)

U.S. GAAP shareholders’ equity/(deficit)	609.6	154.7	(32.3)	2,764.3	(2,886.7)	609.6

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of cash flows for the year ended June 30, 2003
Net operating cash flows	8.1	41.4	140.8	13.1	(1.9)	201.5
Net investing cash flows	(97.5)	—	(2,006.4)	59.8	97.4	(1,946.7)
Net financing cash flows	68.9	(747.0)	1,842.5	(35.1)	(95.5)	1,033.8

Net increase in cash held	(20.5)	(705.6)	(23.1)	37.8	—	(711.4)
Cash at beginning of period	21.0	695.3	173.0	33.4	—	922.7
Exchange rate adjustments	0.2	10.6	(39.0)	(5.1)	—	(33.3)

Australian GAAP cash at end of period	0.7	0.3	110.9	66.1	—	178.0

U.S. GAAP adjustments
Bank overdrafts	—	—	—	2.5	—	2.5

U.S. GAAP cash at end of period	0.7	0.3	110.9	68.6	—	180.5

Notes to the financial statements (continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the year ended June 30, 2002
Revenue from sale of goods	—	—	1,056.8	304.9	—	1,361.7
Revenue from rendering services	—	—	29.9	—	—	29.9
Other revenues from ordinary activities	20.7	—	5.1	1.3	(20.7)	6.4

Total revenue	20.7	—	1,091.8	306.2	(20.7)	1,398.0

Costs and expenses:
Cost of sales	—	—	553.9	176.6	—	730.5
Cost of services	—	—	21.1	—	—	21.1
Selling, marketing and distribution	—	—	274.7	45.1	—	319.8
General and administrative	16.7	0.3	61.5	41.5	(5.3)	114.7
Individually significant items	—	—	35.2	—	—	35.2

Total costs and expenses	16.7	0.3	946.4	263.2	(5.3)	1,221.3

Income from operations	4.0	(0.3)	145.4	43.0	(15.4)	176.7
Interest expense	(0.1)	(1.8)	(79.5)	(14.4)	22.9	(72.9)
Interest income	9.3	0.3	12.4	7.9	(22.9)	7.0
Share of net profit of associates accounted for using the equity method	—	—	8.1	2.0	—	10.1
Minority interests	—	—	—	(3.3)	—	(3.3)

Profit/(loss) before income taxes	13.2	(1.8)	86.4	35.2	(15.4)	117.6

Income tax benefit/(expense)	3.7	—	36.2	(11.3)	—	28.6
Equity in earnings of subsidiaries	129.3	—	37.6	6.3	(173.2)	—

Australian GAAP net profit/(loss)	146.2	(1.8)	160.2	30.2	(188.6)	146.2

U.S. GAAP adjustments
Property, plant and equipment revaluations	1.4	—	1.4	0.3	(1.7)	1.4
Amortization of goodwill	(0.5)	—	(0.5)	0.5	—	(0.5)
Amortization of intangible assets	7.3	—	7.3	1.3	(8.6)	7.3
Deferred tax assets	(39.9)	—	(39.9)	—	39.9	(39.9)
Derivative financial instruments	(9.5)	—	(9.5)	—	9.5	(9.5)
Hyperinflation adjustment	(2.3)	—	(2.3)	(2.3)	4.6	(2.3)
Amortization of discount on 7.5% Notes	(0.4)	—	—	—	—	(0.4)
Loss on extinguishment of debt	(90.3)	—	—	—	—	(90.3)
Amortization of deferred expenditure	0.2	—	0.2	0.2	(0.4)	0.2
Equity method investment	(2.2)	—	(2.2)	(2.2)	4.4	(2.2)
Foreign currency translation	5.0	—	5.0	—	(5.0)	5.0

U.S. GAAP net profit/(loss)	15.0	(1.8)	119.7	28.0	(145.9)	15.0

Notes to the financial statements (continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2002
Total current assets	23.8	695.5	406.7	120.0	(11.0)	1,235.0
Net property, plant and equipment	0.1	—	405.7	171.4	—	577.2
Goodwill and other intangibles	—	—	266.8	52.6	—	319.4
Investments	198.8	—	528.2	85.8	(747.5)	65.3
Intra-group receivables	251.5	—	102.8	447.3	(801.6)	—
Total other assets	—	18.3	128.0	21.3	—	167.6

Total assets	474.2	713.8	1,838.2	898.4	(1,560.1)	2,364.5

Total current liabilities	9.4	1.7	340.9	55.7	(11.0)	396.7
Long term debt	—	711.0	738.7	—	—	1,449.7
Other long term liabilities	0.5	—	30.3	7.8	—	38.6
Intra-group payables	3.7	0.9	658.8	138.2	(801.6)	—

Total liabilities	13.6	713.6	1,768.7	201.7	(812.6)	1,885.0

Australian GAAP shareholders’ equity/(deficit)	460.6	0.2	69.5	696.7	(747.5)	479.5

U.S. GAAP adjustments
Outside equity interests	—	—	—	(18.9)	—	(18.9)
Property, plant and equipment revaluations	(24.3)	—	(24.3)	(1.4)	25.7	(24.3)
Goodwill	49.2	—	49.2	1.8	(51.0)	49.2
Other Intangible assets	(216.6)	—	(216.6)	(24.3)	240.9	(216.6)
Pension plans	(5.3)	—	(5.3)	—	5.3	(5.3)
Deferred tax assets	5.1	—	5.1	—	(5.1)	5.1
Deferred tax liabilities	(6.6)	—	(6.6)	—	6.6	(6.6)
Derivative financial instruments	(17.0)	—	(17.0)	—	17.0	(17.0)
Reversal of asset impairments	(2.9)	—	(2.9)	(2.9)	5.8	(2.9)
Revaluations of equity method investments	(13.1)	—	(13.1)	(0.4)	13.5	(13.1)
Hyperinflation adjustment	3.4	—	3.4	3.4	(6.8)	3.4
Deferred expenditure	(0.6)	—	(0.6)	(0.6)	1.2	(0.6)
Equity method investment	3.9	—	3.9	3.9	(7.8)	3.9

U.S. GAAP shareholders’ equity/(deficit)	235.8	0.2	(155.3)	657.3	(502.2)	235.8

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of cash flows for the year ended June 30, 2002
Net operating cash flows	11.4	0.1	175.7	41.9	(16.0)	213.1
Net investing cash flows	27.1	—	(50.7)	(50.2)	(32.0)	(105.8)
Net financing cash flows	(15.9)	682.0	(118.5)	11.8	48.0	607.4

Net increase in cash held	22.6	682.1	6.5	3.5	—	714.7
Cash at beginning of period	(0.1)	—	172.3	43.8	—	216.0
Exchange rate adjustments	(1.5)	13.2	(5.8)	(13.9)	—	(8.0)

Australian GAAP cash at end of period	21.0	695.3	173.0	33.4	—	922.7

U.S. GAAP adjustments
Restricted deposits	—	—	(15.3)	—	—	(15.3)
Bank overdrafts	—	—	—	0.9	—	0.9

U.S. GAAP cash at end of period	21.0	695.3	157.7	34.3	—	908.3

Notes to the financial statements (continued)

Subsequent to June 30, 2004, certain subsidiaries of the Group, which own the Yeast and Bakery Ingredients and Herbs and Spices businesses, ceased to be guarantors to the senior subordinated notes and the senior notes. During the year ended June 30, 2004, these entities contributed revenues under Australian GAAP of approximately A$1,071.6 million, net profit under Australian GAAP of approximately A$154.9 million, and had total assets under Australian GAAP of approximately A$1,284.7 million. Further information regarding these businesses is disclosed in note 30 to the financial statements

NOTE 34. ADDITIONAL EVENTS SUBSEQUENT TO BALANCE DATE

Sale of Tones

On September 3, 2004, the Group announced it had completed the sale of Tones to ABF for gross proceeds of U.S.$175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing net asset adjustments, in accordance with the terms and conditions set out in the agreement.

Approximately U.S.$90.0 million from the net proceeds of the sale of Tones and certain other property sales, which occurred during the year ended June 30, 2004, was applied to reduce senior secured debt.

Sale of Yeast & Bakery Ingredients Group

On September 30, 2004, the Group announced it had completed the sale of the Yeast and Bakery Ingredients group to ABF for gross proceeds of U.S.$1,175.0 million. The final proceeds will be adjusted for amounts payable or receivable in respect of closing asset and liability adjustments, in accordance with the terms and conditions set out in the agreement.

On October 7, 2004, approximately U.S.$1,028.5 million received as part of the net proceeds of the sale of the Yeast Group was applied to repay senior secured debt.